Countrywide plc

07020480

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
1376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

Our ref: CS1.4.32-5101USSecuritiessl(ps)le

17 January 2007

SEC MAIL PROCESSING
RECEIVED
JAN 2 2 2007
WASH, D.C. 186 SECTION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Re: **Countrywide plc, Rule 12g3-2(b) Exemption, File No. 82-34927**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Countrywide plc, Rule 12g3-2(b) File No. 82-34927, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of section 18 of the Exchange Act of 1934.

Yours faithfully

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

Shirley Law
Assistant Company Secretary
Countrywide plc

IN THE MATTER OF **Exemption file No. 82 – 34927**

Countrywide plc

And

US Securities Exchange Act 1934 ('1934 Act')

A list of documents released to the London Stock Exchange for filing with US Securities Exchange and Commission in compliance with Rules 12g3 - 2(b) under the 1934 Act for the period from 21 August 2006 to 12 January 2007.

Date of Publication	Heading	Short Description of the Information
21 August 2006	Transaction in own 245,000 shares 4th Purchase	Countrywide plc
22 August 2006	Holdings in Company	Deutsche Bank AG 6,644,562 shares in Countrywide plc
22 August 2006	Transaction in own 227,425 shares 5th Purchase	Countrywide plc
23 August 2006	Transaction in own 250,000 shares 6th Purchase	Countrywide plc
24 August 2006	Holdings in Company	Barclays 10,538,462 shares
24 August 2006	Holdings in Company	Deutsche Bank AG No longer have an Interest in Countrywide Plc shares
24 August 2006	PDMR Grant of PSP options	G Turner
24 August 2006	Transaction of PDMR	Anthony Ekins exercised 50,000 options and subsequently sold 50,000 shares
24 August 2006	Transaction in own 250,000 shares 7th Purchase	Countrywide plc
25 August 2006	Transaction in own 150,000 shares 8th Purchase	Countrywide plc
29 August 2006	Holdings in Company	Barclays 17,518,350 shares

29 August 2006	Transaction in own 263,315 shares 9th Purchase	Countrywide plc
29 August 2006	Amended figure of purchase in own shares to 236,315 shares in transaction dated 29 August 2006	Countrywide plc
30 August 2006	Transaction in own 250,000 shares 10th Purchase	Countrywide plc
31 August 2006	Holdings in company	Lehman Brothers 6,973,545 shares
31 August 2006	Transaction in own 93,000 shares 11th Purchase	Countrywide plc
1 September 2006	Transaction in own 350,000 shares 12th Purchase	Countrywide plc
4 September 2006	Transaction in own 250,000 shares 13th Purchase	Countrywide plc
5 September 2006	Transfer of 50,000 Treasury Shares And PDMR Exercise of 50,000 options	David Fletcher
5 September 2006	Correction to Transaction in own shares (dated 4/9/06) and Transfer of Treasury Shares	Countrywide plc David Fletcher
5 September 2006	Transaction in own 1,000,000 shares 14th Purchase	Countrywide plc
6 September 2006	Transaction in own 350,000 shares 15th Purchase	Countrywide plc
6 September 2006	Transfer of 3,060 Treasury Shares	Countrywide plc
7 September 2006	Transaction in own 400,000 shares 16th Purchase	Countrywide plc
8 September 2006	Transfer of 15,625 Treasury Shares	Jenny Reynolds

8 September 2006	Transaction in own 130,750 shares 17th purchase - Final Purchase	Countrywide plc
13 September 2006	Statement re: Possible offer for Countrywide plc	Countrywide plc
14 September 2006	Confirmation of 170,846,050 shares in accordance with City Code on Takeovers and Mergers	Countrywide plc
14 September 2006	Transfer of 2,457 Treasury Shares	Countrywide plc
19 September 2006	Holdings in Company	Lehman Brothers 7,436,508 shares
21 September 2006	Transfer of 354 Treasury shares	Countrywide plc
6 October 2006	Transfer of 1,073 Treasury Shares	Countrywide plc
6 October 2006	Holdings in Company	Goldman Sachs No longer have an interest
6 October 2006	Holdings in Company	Credit Suisse 5,312,656 shares
20 October 2006	Holdings in Company	Lehman Brothers 6,941,487 shares
31 October 2006	Holdings in Company	Lehman Brothers 7,511,797 shares
2 November 2006	Holdings in Company	Goldman Sachs 5,822,161
6 November 2006	Holdings in Company	Artisan Partners Ltd Partnership 12,705,007 shares
10 November 2006	Transfer of 336 Treasury Shares	Countrywide plc
21 November 2006	Transfer of 804 Treasury Shares	Countrywide plc
21 November 2006	Holdings in Company	Barclays 11,169,008 shares
21 November 2006	Holdings in Company	Lehman Brothers 9,011,695 shares
23 November 2006	Transfer of 1,073 Treasury Shares	Countrywide plc
27 November 2006	Holdings in Company	Barclays 17,221,954 shares
29 November 2006	Holdings in Company	Lehman Brothers 8,920,236 shares
12 December 2006	Cash & Share Offer for Countrywide plc	Countrywide plc

18 December 2006	Holdings in Company	Goldman Sachs 7,371,610
19 December 2006	Holdings in Company	Goldman Sachs 6,811,233
19 December 2006	Holdings in Company	Credit Suisse 7,284,539
21 December 2006	Recommended cash & share offer for the acquisition of Countrywide plc	Countrywide plc
22 December 2006	Voting Rights and Capital	Countrywide plc
22 December 2006	Holdings in Company	Goldman Sachs No longer have any interest
22 December 2006	Holdings in Company	Barclays 11,133,516 shares
8 January 2007	Holdings in Company	Deutsche Bank 6,093,447
8 January 2007	Transfer of 1,855 Treasury Shares	Countrywide plc
9 January 2007	Letter to Shareholders	Countrywide plc
9 January 2007	Confirmation of 170,846,050 shares in accordance with City Code on Takeovers and Mergers	Countrywide plc
9 January 2007	Holdings in Company	Polygon Investment Partners Ltd 13,000,000 shares
10 January 2007	Holdings in Company	UBS AG 13,904,488 shares
10 January 2007	Holdings in Company	Deutsche Bank 7,063,660 shares
11 January 2007	Holdings in Company	Credit Suisse No notifiable interest
11 January 2007	Holdings in Company	Polygon Investment Partners Ltd 15,000,000 shares
12 January 2007	Transfer of 270 Treasury Shares	Countrywide plc
12 January 2007	Holdings in Company	Polygon Investment Partners Ltd 15,836,682 shares
12 January 2007	Holdings in Company	UBS AG 16,124,346 shares
12 January 2007	Confirmation of 170,851,990 shares in accordance with City Code on Takeovers and Mergers	Countrywide plc

12 January 2007	Holdings in Company	JANA Partners LLC 9,389,800 shares

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

21 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 21 August 2006 the Company purchased, through ABN AMRO Bank NV, 245,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	413p
Lowest price paid per share:	408.5p
Volume weighted average price paid per share:	411.5555p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 4,708,652 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 174,447,868.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.36-5101ShareBuybackABNAMOsl(ps)210806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 21 August 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 174,447,868 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 6,644,562 ordinary shares of Countrywide plc, amounting to 3.81%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have decreased their holding from 8,750,620 reported on 1 August 2006 to 6,644,562, which equates to 3.81% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.37-5101DeutscheBansl(ps)le220806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 22 August 2006 the Company purchased, through ABN AMRO Bank NV, 227,425 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	409p
Lowest price paid per share:	403p
Volume weighted average price paid per share:	405.57p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 4,936,077 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 174,227,943.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.38-5101ShareBuybackABNAMO220806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 23 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	412.25p
Lowest price paid per share:	408.25p
Volume weighted average price paid per share:	410.28p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 5,186,077 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,977,943.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.40-5101ShareBuybackABNAMO230806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 22 August 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 21 August 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.05%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have increased their holding from 8,839,777 shares notified on 1 August 2006 to 10,538,462 shares which equates to 6.05 % of the issued share capital.

~~Director~~/Secretary
Countrywide plc

C.C. H D Hill
M C Nower
G Turner

CS1.4.42-5101Barclays.sl(ps)le240806

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 21 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 10,538,462 ORD GBP0.05

Legal Entity	Holding	Percentage Held
Barclays Global Investors, N.A.	2,822,667	1.6217%
Barclays Global Investors Japan Ltd	288,261	0.1656%
Barclays Global Investors Ltd	5,670,440	3.2579%
Barclays Bank Trust Company Ltd	733	0.0004%
Barclays Life Assurance Co Ltd	557,640	0.3204%
Gerrard Ltd	55,219	0.0317%
Barclays Capital Securities Ltd	962,689	0.5531%
Barclays Global Investors Australia Ltd	180,813	0.1039%
Group Holding	**10,538,462**	6.0547%

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 21 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 1`0,538,462 ORD GBP0.05

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		805,692
BARCLAYS CAPITAL NOMINEES LIMITED		156,997
Barclays Trust Co & Others		733
BNP PARIBAS		33,938
BOISS NOMINEES LTD	4224361	164,228
CHASE NOMINEES LTD	16376	85,201
CHASE NOMINEES LTD	20947	3,551,020
CHASE NOMINEES LTD	21359	321,931
CHASE NOMINEES LTD	28270	67,583
CHASE NOMINEES LTD	28270	60,988
CIBC MELLON GLOBAL SECURITIES		26,097
INVESTORS BANK AND TRUST CO.		552,941
INVESTORS BANK AND TRUST CO.		45,374
INVESTORS BANK AND TRUST CO.		1,300,784
INVESTORS BANK AND TRUST CO.		176,106
INVESTORS BANK AND TRUST CO.		166,455
INVESTORS BANK AND TRUST CO.		5,666
INVESTORS BANK AND TRUST CO.		12,353
JP MORGAN (BGI CUSTODY)	16331	47,681
JP MORGAN (BGI CUSTODY)	16341	150,195
JP MORGAN (BGI CUSTODY)	16341	102,203
JP MORGAN (BGI CUSTODY)	16344	45,838
JP MORGAN (BGI CUSTODY)	16345	83,152
JP MORGAN (BGI CUSTODY)	16400	1,412,277
JP MORGAN (BGI CUSTODY)	18409	135,783
JPMORGAN CHASE BANK		180,813
JPMorgan Chase Bank		101,676
JPMorgan Chase Bank		131,342

CS1.4.42-5101Barclays.sl(ps)le240806

JPMorgan Chase Bank		
Mellon Trust - US CUSTODIAN /		55,243
MELLON TRUST OF NEW ENGLAND		58,289
NORTHERN TRUST BANK - BGI SEPA		35,376
NORTHERN TRUST BANK - BGI SEPA		72,944
NORTHERN TRUST BANK - BGI SEPA		87,833
R C Greig Nominees Limited		16,860
R C Greig Nominees Limited a/c AK1		52,219
STATE STREET BANK & TRUST - WI		3,000
STATE STREET BOSTON		66,994
STATE STREET TRUST OF CANADA -		63,229
The Northern Trust Company - U		59,703
		41,725
	Total	**10,538,462**

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 23 August 2006 from an official of Deutsche Bank AG, the extract of which is as follows:

"In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 174,054,111 ordinary shares, Deutsche Bank AG, and its subsidiary companies no longer have a notifiable interest in ordinary shares of Countrywide plc.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They previously held 6,644,562 shares reported on 22 August 2006.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.41-5101DeutscheBansl(ps)le240806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24th August 2006

Notification of Transaction by Director

Pursuant to Sections 324 and 328 of the Companies Act 1985, we write to advise you of the following grant of options over Ordinary 5p Shares in the Company in respect of a director of the Company as detailed below.

Name of Director	Date of Notification	Date of Grant	No. of Options Granted	Option Price per Share
G Turner	24.08.06	23.08.06	32,590	nil p

The options were granted to him on 23 August 2006 at nil p per share under the Countrywide 2006 Performance Share Plan. Options are exercisable from 23 August 2009 to 23 August 2016, subject to certain performance criteria being met.

Director/Company Secretary
Countrywide plc

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 August 2006

Notification of Transaction by PDMR

Pursuant to sections 96A and 96B of the Financial Services and Markets Act 2000, we write to advise you of the following exercise of options and sale of shares over Ordinary 5p shares in the Company in respect of Mr A H Ekins, member of the Executive Committee.

a) **Exercise of Options**

Date of Exercise	**Date of Notification**	**Options Exercised**	**Price Per Share**	**Date Acquired**
24/08/06	24/08/06	50,000	198p	24/08/06

No. of Ord. 5p Shares Acquired	**Total Shareholding After Event**	**Percentage of Issued Share Capital**
50,000	50,000	0.028%

Mr Ekins was originally granted 100,000 options at 151p per share by Countrywide Assured Group plc, now Balanus Limited, on 15 April 2002 under the Executive Share Option Scheme (1996). On 21 May 2004, (the date the Scheme of Arrangement became effective), options were exchanged and, following adjustment, Mr Ekins held options over 50,000 Ordinary shares of 5p each in Countrywide plc at 198p per share. The exercise period was from 15 April 2005 to 15 April 2012.

b) **Sale of Shares**

Date of Transaction	**Date of Notification**	**Name**	**No. of Shares Sold**	**Price Per Share**
24/08/06	24/08/06	A H Ekins	50,000	409.25p

Following the above transaction, Mr Ekins no longer has a holding in the Company.

~~Director~~/Company Secretary
Countrywide plc

CS1.4.43-5101Ekinssl(ps)le240806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

24 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 24 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	412p
Lowest price paid per share:	407p
Volume weighted average price paid per share:	408.32p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 5,436,077 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,804,111.

Director/Company ~~Secretary~~
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.44-5101ShareBuybackABNAMO240806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

25 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 25 August 2006 the Company purchased, through ABN AMRO Bank NV, 150,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	411p
Lowest price paid per share:	405.5p
Volume weighted average price paid per share:	407.86p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 5,586,077 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,654,111.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.45-5101ShareBuybackABNAMO250806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

29 August 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 24 August 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 23 August 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 10.088%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have increased their holding from 10,538,462 shares notified on 24 August 2006 to 17,518,350 shares which equates to 10.088 % of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.46-5101Barclays.sl(ps)le290806

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 23 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 17,518,350 ORD GBP0.05

Legal Entity	**Holding**	**Percentage Held**
Gerrard Ltd	55,219	0.0318
Barclays Global Investors, N.A.	2,964,855	1.7073
Barclays Global Investors Japan Ltd	288,261	0.1660
Barclays Capital Securities Ltd	948,076	0.5460
Barclays Life Assurance Co Ltd	567,289	0.3267
Barclays Bank Trust Company Ltd	733	0.0004
Barclays Bank PLC	622,394	0.3584
Barclays Global Investors Ltd	6,134,983	3.5329
Barclays Bank PLC	401,456	0.2312
Barclays Global Investors Australia Ltd	180,813	0.1041
Gerrard Ltd	16,801	0.0097
Woolwich Unit Trust Managers Ltd	384,644	0.2215
Barclays Global Investors Ltd	4,952,826	2.8521
Group Holding	**17,518,350**	**10.0881**

CS1.4.46-5101Barclays.sl(ps)le290806

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 23 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 17,518,350 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	78,501
BANK OF IRELAND	4239749	150,780
BANK OF IRELAND	427057	43,519
Bank of Ireland Nominees Limited	CREST ID. 11X13	622,394
Bank of Ireland Nominees Limited	CREST ID. 11X13	401,456
BANK OF NEW YORK	210405	83,917
BANK OF NEW YORK	221428	153,445
BANK OF NEW YORK	367748	323,676
BANK OF NEW YORK	392067	371,739
BANK OF NEW YORK	768198	46,964
BARCLAYS CAPITAL NOMINEES LIMITED		156,957
BARCLAYS CAPITAL NOMINEES LIMITED		791,119
Barclays Trust Co & Others		733
BNP PARIBAS		33,938
BNY (OCS) NOMINEES LTD	221476	132,006
BNY (OCS) NOMINEES LTD	387173	70,656
BOISS NOMINEES LTD	4224361	164,228
BT GLOBENET NOMINEES LTD	501577191	18,351
CHASE NOMINEES LTD	16376	85,201
CHASE NOMINEES LTD	16669	24,697
CHASE NOMINEES LTD	19518	47,316
CHASE NOMINEES LTD	19519	118,924
CHASE NOMINEES LTD	19520	198,681
CHASE NOMINEES LTD	20947	3,957,763
CHASE NOMINEES LTD	21359	379,731
CHASE NOMINEES LTD	25772	79,865
CHASE NOMINEES LTD	27793	10,588
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27800	252,862
CHASE NOMINEES LTD	28263	22,268

CHASE NOMINEES LTD	28270	67,583
CHASE NOMINEES LTD	28270	60,988
CHASE NOMINEES LTD	31961	420,813
CHASE NOMINEES LTD	35950	19,298
CIBC MELLON GLOBAL SECURITIES		26,097
CITIBANK	6010640794	47,922
CITIBANK	6010782807	55,707
DEUTSCHE BANK LONDON	8003168	193,966
HSBC	813168	200,223
HSBC	845315	6,528
IBT	91262	63,229
INVESTORS BANK AND TRUST CO.		572,686
INVESTORS BANK AND TRUST CO.		239,419
INVESTORS BANK AND TRUST CO.		12,353
INVESTORS BANK AND TRUST CO.		172,152
INVESTORS BANK AND TRUST CO.		45,374
INVESTORS BANK AND TRUST CO.		5,666
INVESTORS BANK AND TRUST CO.		1,332,647
JP MORGAN (BGI CUSTODY)	16331	47,681
JP MORGAN (BGI CUSTODY)	16341	150,195
JP MORGAN (BGI CUSTODY)	16341	102,203
JP MORGAN (BGI CUSTODY)	16344	49,946
JP MORGAN (BGI CUSTODY)	16345	88,693
JP MORGAN (BGI CUSTODY)	16400	1,412,277
JP MORGAN (BGI CUSTODY)	16612	58,267
JP MORGAN (BGI CUSTODY)	18409	135,783
JP MORGAN (BGI CUSTODY)	19514	19,723
JP MORGAN (BGI CUSTODY)	28166	481,417
JP MORGAN (BGI CUSTODY)	29514	81,576
JP MORGAN (BGI CUSTODY)	38245	20,199
JP MORGAN (BGI CUSTODY)	39515	51,202
JP MORGAN (BGI CUSTODY)	39525	33,641
JPM FRANKFURT	39746	27,864
JPMORGAN CHASE BANK		180,813
JPMorgan Chase Bank		55,243
JPMorgan Chase Bank		101,676
JPMorgan Chase Bank		131,342

KAS ASSOCIATES		
MELLON BANK	3507261	11,391
MELLON BANK	ABGFZ872482	309,925
Mellon Trust - US CUSTODIAN /	TGGF0003002	17,031
MELLON TRUST OF NEW ENGLAND		61,167
MIDLAND BANK (HSBC BANK PLC)		35,376
NORTHERN TRUST	772823	152,250
NORTHERN TRUST	CVS21	162,500
NORTHERN TRUST	SCO06	52,292
NORTHERN TRUST	TRG01	17,453
NORTHERN TRUST	UKE01	58,326
NORTHERN TRUST BANK - BGI SEPA	USF12	309,556
NORTHERN TRUST BANK - BGI SEPA		91,857
NORTHERN TRUST BANK - BGI SEPA		76,206
R C Greig Nominees Limited		20,785
R C Greig Nominees Limited		52,219
R C Greig Nominees Limited a/c AK1		14,530
R C Greig Nominees Limited a/c AK1		1,798
R C Greig Nominees Limited a/c BL1		3,000
STATE STREET		473
STATE STREET	2RJ2	16,319
STATE STREET	JD12	89,590
STATE STREET	JFBL	48,234
STATE STREET	N3B6	40,867
STATE STREET	N3YZ	7,424
STATE STREET BANK & TRUST - WI		71,915
STATE STREET BOSTON		63,229
STATE STREET TRUST OF CANADA -		62,263
The Northern Trust Company - U		41,725
	Group Holding	**17,518,350**

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

29 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 29 August 2006 the Company purchased, through ABN AMRO Bank NV, 263,315 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	412.5p
Lowest price paid per share:	408.75p
Volume weighted average price paid per share:	410.25p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 5,849,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,390,796.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.47-5101ShareBuybackABNAMO290806

Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Transaction in Own Shrs-Amend
Released	07:00 30-Aug-06
Number	2143I

RNS Number:2143I
Countrywide PLC
29 August 2006

DJ Countrywide Plc Trans in Own Shs - Correction

PLEASE NOTE THAT THE FOLLOWING FIGURES WERE INCORRECTLY PUBLISHED IN THE ANNOUNCEMENT RELEASED BY COUNTRYWIDE AT 17:10 29 AUGUST 2006. THE NUMBER OF SHARES BOUGHT SHOULD READ 236,315 SHARES. THIS RESULTS IN 5,822,392 SHARES BEING HELD IN TREASURY AND 173,417,716 SHARES BEING IN ISSUE (EXCL. SHARES HELD AS TREASURY SHARES).

PLEASE FIND BELOW THE FULL TEXT OF THE AMENDED RNS NOTICE

29 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 29 August 2006 the Company purchased, through ABN AMRO Bank NV, 236,315 ordinary shares of 5p each at the following price per share.

Highest price paid per share: 412.5p

Lowest price paid per share: 408.75p

Volume weighted average price paid per share: 410.25p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of GBP20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 5,822,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,417,796.

Director/Company Secretary

Countrywide plc

END

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

30 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 30 August 2006 the Company purchased, through ABN AMRO Bank NV, 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	414p
Lowest price paid per share:	411p
Volume weighted average price paid per share:	412.65p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 6,072,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,167,796.

Director/~~Company Secretary~~
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.48-5101ShareBuybackABNAMO300806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

31 August 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 30 August 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 29th August 2006, Lehman Brothers International (Europe) had an interest in 6,973,545 ordinary shares of Countrywide plc (the "Company"). This represents 4.03% of the outstanding share capital of the Company".

They have decreased their holding from 7,196,262 shares reported on 11th August 2006 to 6,973,545 shares, which equates to 4.03% of the issued share capital.

~~Director/~~Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.49-5101LehmanBros.sl(ps)lc310806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

31 August 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 31 August 2006 the Company purchased, through ABN AMRO Bank NV, 93,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	410.25p
Lowest price paid per share:	408.5p
Volume weighted average price paid per share:	409.59p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 6,165,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 173,082,754.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.50-5101ShareBuybackABNAMO310806

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

1 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 1 September 2006 the Company purchased, through Panmure Gordon & Co., 350,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	420p
Lowest price paid per share:	415.19p
Volume weighted average price paid per share:	416.5643p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 6,515,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 172,742,754.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.51-5101ShareBuybackPanmure010906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

4 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 4 September 2006 the Company purchased, through Panmure Gordon & Co., 250,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	435.25p
Lowest price paid per share:	430p
Volume weighted average price paid per share:	433.0712p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 6,765,392 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 172,492,754.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.52-5101ShareBuybackPanmure040906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 September 2006

1. **Notification of Transfer of Treasury Shares**

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by Mr David B Fletcher, member of the Executive Committee of the Company under the Executive Share Option Scheme (1996).

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
6,765,392	04.09.06	50,000	50,000	198p	15/04/02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 6,715,392 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 172,542,754

2. **Notification of Transaction by PDMR**

Pursuant to sections 96A and 96B of the Financial Services and Markets Act 2000, we write to advise you of the following exercise of options and sale of shares over Ordinary 5p shares in the Company in respect of Mr David B Fletcher, member of the Executive Committee.

a) **Exercise of Options**

Date of Exercise	Date of Notification	Options Exercised	Price Per Share	Date Acquired
04/09/06	05/09/06	50,000	198p	04/09/06

No. of Ord. 5p Shares Acquired	Total Shareholding After Event	Percentage of Issued Share Capital
50,000	55,000	0.032%

CS1.4.53-5101Fletchers1(ps)le050906

Mr Fletcher was originally granted 100,000 options at 151p per share by Countrywide Assured Group plc, now Balanus Limited, on 15 April 2002 under the Executive Share Option Scheme (1996). On 21 May 2004, (the date the Scheme of Arrangement became effective), options were exchanged and, following adjustment, Mr Fletcher held options over 50,000 Ordinary shares of 5p each in Countrywide plc at 198p per share. The exercise period was from 15 April 2005 to 15 April 2012.

b) **Sale of Shares**

Date of Transaction	**Date of Notification**	**Name**	**No. of Shares Sold**	**Price Per Share**
04/09/06	05/09/06	David B Fletcher	34,103	434.50p

The sale proceeds will be used to pay the subscription price and income tax liability on the exercise of 50,000 options at 198p per share under the Executive Share Option Scheme (1996), details above.

3. Following the above transaction, Mr Fletcher's holding in the Company has increased by 15,897 shares, from 5,000 to 20,897 shares, representing 0.012% of the issued share capital.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 September 2006

Countrywide plc

A. Transaction in Own Shares - Correction

PLEASE NOTE THAT THE FOLLOWING FIGURES PUBLISHED IN THE ANNOUNCEMENT RELEASED AT 17:19 ON 4 SEPTEMBER 2006 SHOULD HAVE READ AS FOLLOWS: PURCHASED 87,096 SHARES, THE HIGHEST PRICE PAID WAS 431.5p, THE LOWEST PRICE WAS 430p AND THE VOLUME WEIGHTED AVERAGE PRICE WAS 430.4217p. THIS RESULTS IN 6,602,488 SHARES BEING HELD IN TREASURY AND 172,655,658 SHARES BEING IN ISSUE (EXCLUDING SHARES HELD AS TREASURY SHARES) AND THE FULL TEXT OF THE AMENDED RNS NOTICE IS AS FOLLOWS.

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 4 September 2006 the Company purchased, through Panmure Gordon & Co., 87,096 ordinary shares of 5p each at the following price per share:

Highest price paid per share: 431.5p
Lowest price paid per share: 430p
Volume weighted average price paid per share: 430.4217p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buy back shares up to the value of GBP20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 6,602,488 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 172,655,658.

B. Notification of Transfer of Treasury Shares – Correction

AS A RESULT OF THE ABOVE CORRECTION, THE FIGURES PUBLISHED IN THE ANNOUNCEMENTS RELATING TO NOTIFICATION OF TRANSFER OF TREASURY SHARES, MADE ON 5 SEPTEMBER 2006 AT 11.37 A.M., HAVE BEEN AMENDED ACCORDINGLY. THE AMENDED FIGURES ARE SHOWN IN BOLD TYPEFACE AND THE FULL TEXT OF THE AMENDED RNS NOTICE IS AS FOLLOWS.

1. **Notification of Transfer of Treasury Shares - Correction**

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by Mr David B Fletcher, member of the Executive Committee of the Company under the Executive Share Option Scheme (1996).

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
6,602,488	04.09.06	50,000	50,000	198p	15/04/02	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds **6,552,488** treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at **172,705,658**.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.54-5101Correctionsl(ps)050906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

5 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 5 September 2006 the Company purchased, through Panmure Gordon & Co., 1,000,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	435p
Lowest price paid per share:	429p
Volume weighted average price paid per share:	432.7687p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 7,552,488 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 171,705,658.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.56-5101ShareBuybackPanmure050906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 6 September 2006 the Company purchased, through Panmure Gordon & Co., 350,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	437p
Lowest price paid per share:	430p
Volume weighted average price paid per share:	433.7589p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 7,899,428 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 171,358,718.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.58-5101ShareBuybackPanmure060906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 September 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by six ex-employees/option holders of the Company under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
7,552,488	06.09.06	3,060	3,060	288p	23/09/05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 7,549,428 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 171,708,718.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.57-5101TreasurySharessl(ps)060906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

7 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 7 September 2006 the Company purchased, through Panmure Gordon & Co., 400,000 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	440p
Lowest price paid per share:	431p
Volume weighted average price paid per share:	436.0286p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above purchase, Countrywide plc now holds in total 8,299,428 treasury shares.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 170,958,718.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.59-5101ShareBuybackPanmure070906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 September 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an employee/option holder of the Company under the Countrywide Executive Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,299,428	08.09.06	15,625	a) 10,000 b) 5,625	a) 198p b) 200p	15/04/02 28/05/99	Executive Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,283,803 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,974,343.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.60-5101TreasurySharessl(ps)080906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 September 2006

Transaction in Own Shares

Pursuant to Resolution 9, passed at the AGM held on 11 May 2006, the Company was authorised to buyback up to 17,743,173 ordinary shares. The Board of Directors announces that on 8 September 2006 the Company purchased, through Panmure Gordon & Co., 130,750 ordinary shares of 5p each at the following price per share.

Highest price paid per share:	445.25p
Lowest price paid per share:	439p
Volume weighted average price paid per share:	444.2502p

This was subsequent to the Company's announcement in its Interim Report of 15 August 2006, in which the Directors stated that the Company would buyback shares up to the value of £20 million.

The purchased shares will all be held as treasury shares. Following the above final purchase, the programme to buyback shares up to the value of £20 million is concluded and Countrywide plc now holds a total of 8,414,553 treasury shares. The average price per share for the 4,769,586 shares purchased during the buyback programme was 419.3235p, and the total consideration for the shares purchased amounted to £19,999,994.88.

The issued share capital of the Company (excluding shares held as treasury shares) now stands at 170,843,593.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.61-5101ShareBuybackPanmure080906

Regulatory Announcement

Go to market news section

Company	3i Investments PLC
TIDM	
Headline	Statement re Possible Offer
Released	07:00 14-Sep-06
Number	9371I

13 September 2006

Statement re: Possible offer for Countrywide plc ("the Company")

Following the recent movement in the Company's share price and press speculation, 3i Investments plc confirms that, in conjunction with Harry Hill, Managing Director of Countrywide, and other members of the management team, it expects shortly to approach Countrywide regarding a possible offer for the Company. There can be no certainty that any offer will be forthcoming.

A further announcement will be made as appropriate.

Enquiries:

The Maitland Consultancy (020 7379 5151):
Angus Maitland (07785 268 283)
Suzanne Bartch (07769 710 335)

Citigroup is acting for 3i and no one else in connection with this announcement and will not be responsible to any other person for providing the protections afforded to clients of Citigroup or for providing advice in relation to this announcement.

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Countrywide Plc , all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide Plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Countrywide Plc by 3i Investments Plc or Countrywide Plc, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk <http://www.thetakeoverpanel.org.uk>.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the

Panel.

The distribution of this announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

END

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Regulatory Announcement

Go to market news section

Company	Countrywide PLC
TIDM	CWD
Headline	Rule 2.10 Announcement
Released	12:48 14-Sep-06
Number	9664I

RNS Number:9664I
Countrywide PLC
14 September 2006

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

14 September 2006

COUNTRYWIDE PLC ("COUNTRYWIDE" OR THE "COMPANY")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), Countrywide confirms that it has 170,846,050 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Code, if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Countrywide, all "dealings" in any "relevant securities" of Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Countrywide by the potential offeror or Countrywide, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by

virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Code, which can also be found on the Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Takeover Panel.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

14 September 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by four ex-employees/option holders of the Company under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,414,553	14.09.06	2,457	2,457	288p	23.09.05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,412,096 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,846,050.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.62-5101TreasurySharessl(ps)140906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 September 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 18 September 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 15 September 2006, Lehman Brothers International (Europe) had an interest in 7,436,508 ordinary shares of Countrywide plc (the "Company"). This represents 4.35% of the outstanding share capital of the Company".

They have increased their holding from 6,973,545 shares reported on 31 August 2006 to 7,436,508 shares, which equates to 4.35% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner

CS1.4.65-5101LehmanBros.sl(ps)le190906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 September 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by two ex-employees/option holders of the Company under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,412,096	21.09.06	354	354	288p	23.09.05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,411,742 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,846,404.

Director/Company Secretary
Countrywide plc

c.c. H D Hill;
M C Nower
G Turner
J Pleumeekers (Hawkpoint)

CS1.4.65-5101TreasurySharessl(ps)200906

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 October 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee, who was also an option holder of the Company, under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,411,742	06.10.06	1,073	1,073	140.8p	11.10.02	Savings Related Share - Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,410,669 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,847,477.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers (Hawkpoint)

CS1.4.67-5101TreasuryShares1(ps)031006

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 October 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

1. We have received a notice dated 06 October 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 4 October 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, no longer has a disclosable interest in shares.

They previously held 6,187,311 shares in Countrywide plc reported on 4 August 2006.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
H Pleumeekers, Hawkpoint
M Luen, Hawkpoint
M Franklin, Hawkpoint

CS1-4.68-5101GoldmanSachs-sl(ps)le061006

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 October 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 6 October 2006 from an official of Credit Suisse, the extract of which is as follows:-

"We hereby notify you that on 04 October 2006, following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Company:

1. Credit Suisse Securities (Europe) Limited ("CSSEL") 4,929,440 shares. CSSEL held an interest in 34,193 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

2. Credit Suisse international ("CSI") 4,416 shares.

3. Credit Suisse Securities (USA) LLC ("CSSLLC") 378,800 shares.

The CS Companies now hold a total interest or 5,312,656 shares being equivalent to approximately 3.11% of the issued share capital of the Company.

Those Credit Suisse companies which are direct of indirect holding companies of CSSEL, CSI and CSSLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL, CSI and CSSLLC are interested".

This is the first notification we have received

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
H Pleumeekers, Hawkpoint
M Luen, Hawkpoint
M Franklin, Hawkpoint

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

20 October 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 19 October 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 17 October 2006, Lehman Brothers International (Europe) had an interest in 6,941,487 ordinary shares of Countrywide plc (the "Company"). This represents 4.063% of the outstanding share capital of the Company".

They have decreased their holding from 7,436,508 shares reported on 19 September 2006 to 6,941,487 shares, which equates to 4.063% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers (Hawkpoint)
J Coddington (Hawkpoint)

CS1.4.68-5101LehmanBros.sl(ps)le191006

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

31 October 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 30 October 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 26 October 2006, Lehman Brothers International (Europe) had an interest in 7,511,797 ordinary shares of Countrywide plc (the "Company"). This represents 4.397% of the outstanding share capital of the Company".

They have increased their holding from 6,941,487 shares reported on 20 October 2006 to 7,511,797 shares, which equates to 4.397% of the issued share capital.

Director/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers, Hawkpoint
J Coddington, Hawkpoint
M Luen, Hawkpoint
M Franklin, Hawkpoint

CS1.4.69-5101LehmanBros.sl(ps)le311006

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

2 November 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 2 November 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 31 October 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 5,822,161 shares.

Of these 5,822,161 shares:

- The interest in 4,285,009 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 1,537,152 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They previously had no disclosable interest in Countrywide plc shares, as reported on 6 October 2006. They now hold 5,822,161 shares which equates to 3.408% of the total issued share capital of 170,847,477 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers, Hawkpoint
J Coddington, Hawkpoint
M Leun, Hawkpoint
M Franklin, Hawkpoint

CS1-4.71-5101GoldmanSachssl(ps)le021106

(f) The notification is given in fulfilment of the obligations of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A Ziegler, Carlene M Ziegler and Artisan International Fund under the requirements of the Act and their address is at 875 East Wisconsin Avenue, Suite 800, Milwaukee W1 53202. This notice constitutes separate notification that has been combined solely for the purposes of clarity and efficiency, it is not intended to indicate that any of these entities act as a group or in concert with respect to these interests".

They have increased their shareholding from 10,599,169 shares reported on 21 July 2006 to 12,705,007 shares. On the basis of issued share capital of 170,847,477, the holding of 12,705,007 shares represents 7.436% of the Company's shares in issue.

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers, Hawkpoint
J Coddington, Hawkpoint
M Leun, Hawkpoint
M Franklin, Hawkpoint

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

6 November 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received a notice dated 3 November 2006 from an official of Artisan Partners Limited Partnership, the extract of which is as follows.

"We hereby notify you in fulfilment of the obligations of disclosure imposed by the provisions of sections 198 to 203 of the Companies Act (1985) (the **"Act"**), that:

(a) As of 2 November, 2006 Artisan Partners Limited Partnership was interested in aggregate for the purposes of the Act in 12,705,007 ordinary shares ("APLP Shares") comprised in the relevant share capital, as defined in section 198(2) of the Act, of Countrywide plc (the **"Company"**). Of the APLP Shares, Artisan International Value Fund was interested in 7,263,215 Ordinary Shares (**"Fund Shares"**)

(b) We believe that the APLP Shares representing approximately 7.436% of the issued share capital of the Company as of 2 November, 2006.

(c) So far as we are aware, at the date of this notice, the registered holders of the APLP Shares are as follows:

Nominee	**Shares**
State Street Nominees Limited	8,371,447
Bank of New York Nominees Ltd	3,078,400
Mellon Trust	767,547
Brown Brothers Harriman	422,016
Chase Nominees Ltd	65,597
TOTAL	12,705,007

Of the 8,371,447 shares held by State Street Nominees Limited, 7,263,215 are the Fund Shares.

(d) In addition, Artisan Investment Corporation, Andrew A Ziegler, and Carlene M Ziegler, have a notifiable interest in the APLP Shares by virtue of section 203(3) of the Act;

(e) So far as we are aware, as a the date of this notice, none of the APLP Shares comprise an interest falling within section 208(5) of the Act;

CS1.4.71-5101Artisansl(ps)le061106

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 November 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Countrywide Sharesave Plan.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,410,669	10.11.06	336	336	288p	23.09.05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,410,333 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,847,813.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers, Hawkpoint
J Coddington, Hawkpoint
M Luen, Hawkpoint
M Franklin, Hawkpoint

CS1.4.70-5101TreasurySharessI(ps)011106

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

29 November 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 28 November 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 24 November 2006, Lehman Brothers International (Europe) had an interest in 8,920,236 ordinary shares of Countrywide plc (the "Company"). This represents 5.22% of the outstanding share capital of the Company".

They have decreased their holding from 9,011,695 shares reported on 21 November 2006 to 8,920,236 shares, which equates to 5.22% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.74-5101LehmanBros.sl(ps)le291106

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

27 November 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 23 November 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 22 November 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 10.08%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have increased their holding from 11,169,008 shares notified on 21 November 2006 to 17,221,954 shares which equates to 10.08% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
L Muen)
M Franklin)

CS1.4.76-5101Barclays.sl(ps)le241106

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 22 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 17,221,954 ORD GBP0.05

Legal Entity	**Holding**	**Percentage Held**
Barclays Global Investors Ltd	5,844,534	3.4209
Gerrard Ltd	55,398	0.0324
Barclays Capital Inc	60,000	0.0351
Gerrard Ltd	14,484	0.0085
Barclays Life Assurance Co Ltd	605,124	0.3542
Barclays Global Investors Australia Ltd	180,813	0.1058
Barclays Capital Securities Ltd	1,152,485	0.6746
Barclays Bank PLC	393,207	0.2301
Barclays Global Investors Japan Ltd	412,126	0.2412
Barclays Global Investors Ltd	4,732,854	2.7702
Barclays Global Investors, N.A.	3,044,344	1.7819
Barclays Bank PLC	726,585	0.4253
Group Holding	**17,221,954**	**10.0802**

CS1.4.76-5101Barclays.sl(ps)le241106

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 22 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 17,221,954 ORD GBP0.05

Registered Holder	Account Designation	Holding
BANK OF IRELAND	258227	75,427
BANK OF IRELAND	4239749	150,780
BANK OF IRELAND	427057	30,107
BANK OF NEW YORK	210405	83,917
BANK OF NEW YORK	221428	153,445
BANK OF NEW YORK	367748	323,676
BANK OF NEW YORK	392067	371,739
BANK OF NEW YORK	768198	40,993
BARCLAYS CAPITAL NOMINEES LIMITED		1,152,485
BARCLAYS CAPITAL NOMINEES LIMITED		60,000
BNP PARIBAS		33,938
BNY (OCS) NOMINEES LTD	221476	137,535
BNY (OCS) NOMINEES LTD	387173	70,656
BOISS NOMINEES LTD	4224361	175,586
BT GLOBENET NOMINEES LTD	501577191	18,351
Bank of Ireland Nominees Limited	CREST ID. 11X13	726,585
Bank of Ireland Nominees Limited	CREST ID. 11X13	393,207
CHASE NOMINEES LTD	16376	85,546
CHASE NOMINEES LTD	16669	24,697
CHASE NOMINEES LTD	20947	3,687,861
CHASE NOMINEES LTD	21359	379,731
CHASE NOMINEES LTD	25772	74,207
CHASE NOMINEES LTD	27793	10,588
CHASE NOMINEES LTD	27797	33,982
CHASE NOMINEES LTD	27800	252,862
CHASE NOMINEES LTD	28270	128,571
CHASE NOMINEES LTD	31961	390,500
CHASE NOMINEES LTD	35950	23,797
CIBC MELLON GLOBAL SECURITIES		26,097

CITIBANK		
CITIBANK	564005	58,180
CITIBANK	6010640794	47,922
DEUTSCHE BANK LONDON	6010782807	55,707
HSBC	8003168	196,532
HSBC	813168	200,223
INVESTORS BANK AND TRUST CO.	845315	6,528
JP MORGAN (BGI CUSTODY)		2,450,453
JP MORGAN (BGI CUSTODY)	16331	90,380
JP MORGAN (BGI CUSTODY)	16341	247,534
JP MORGAN (BGI CUSTODY)	16344	49,946
JP MORGAN (BGI CUSTODY)	16345	88,693
JP MORGAN (BGI CUSTODY)	16400	1,353,564
JP MORGAN (BGI CUSTODY)	16612	58,267
JP MORGAN (BGI CUSTODY)	18409	162,246
JP MORGAN (BGI CUSTODY)	28166	441,773
JP MORGAN (BGI CUSTODY)	29514	81,576
JP MORGAN (BGI CUSTODY)	38245	20,199
JP MORGAN (BGI CUSTODY)	39515	72,500
JP MORGAN (BGI CUSTODY)	39525	36,757
JPM FRANKFURT	40526	29,225
JPMORGAN CHASE BANK	39746	30,506
JPMorgan Chase Bank		180,813
KAS ASSOCIATES		179,415
MELLON BANK	3507261	14,129
MELLON BANK	ABGFZ872482	309,925
MELLON TRUST OF NEW ENGLAND	TGGF0003002	17,031
MIDLAND BANK (HSBC BANK PLC)		35,376
Master Trust Bank	772823	152,250
Mellon Trust - US CUSTODIAN /		79,181
NORTHERN TRUST		61,167
NORTHERN TRUST	CVS21	162,500
NORTHERN TRUST	TNF01	2,865
NORTHERN TRUST	TRG01	14,620
NORTHERN TRUST	UKE01	58,326
NORTHERN TRUST BANK - BGI SEPA	USF12	309,556
R C Greig Nominees Limited		166,818
		12,213

R C Greig Nominees Limited		
R C Greig Nominees Limited a/c AK1		52,398
R C Greig Nominees Limited a/c AK1		3,000
R C Greig Nominees Limited a/c BL1		1,798
STATE STREET		473
STATE STREET	29W8	16,873
STATE STREET	2RJ2	16,319
STATE STREET	N3B6	48,525
STATE STREET BANK & TRUST - WI	N3YZ	6,781
STATE STREET BOSTON		103,278
STATE STREET TRUST OF CANADA -		63,229
The Northern Trust Company - U		62,263
Trust & Custody Services Bank		41,725
		153,530
Total		**17,221,954**

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

23 November 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,409,529	23.11.06	1,073	1,073	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,408,456 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,849,690.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
L Muen)
M Franklin)

CS1.4.75-5101TreasurySharessl(ps)221106

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 November 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 20 November 2006 from an official of Lehman Brothers, the extract of which is as follows:-

> "We write to inform you, pursuant to s.198 of the Act, that as at the close of business on 17 November 2006, Lehman Brothers International (Europe) had an interest in 9,011,695 ordinary shares of Countrywide plc (the "Company"). This represents 5.27% of the outstanding share capital of the Company".

They have increased their holding from 7,511,797 shares reported on 31 October 2006 to 9,011,695 shares, which equates to 5.27% of the issued share capital.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.74-5101LehmanBros.sl(ps)le211106

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 November 2006

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 16 November 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 15 November 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.537%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 17,518,350 shares notified on 29 August 2006 to 11,169,008 shares which equates to 6.537% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL : B00FQ06

As at 15 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 11,169,008 ORD GBP0.05

Legal Entity	**Holding**	**Percentage Held**
Barclays Life Assurance Co Ltd	605,124	0.3542
Barclays Global Investors Australia Ltd	180,813	0.1058
Gerrard Ltd	55,398	0.0324
Barclays Global Investors Ltd	5,953,108	3.4844
Barclays Global Investors, N.A.	3,044,344	1.7819
Barclays Global Investors Japan Ltd	412,126	0.2412
Barclays Bank Trust Company Ltd	733	0.0004
Barclays Capital Inc	60,000	0.0351
Barclays Capital Securities Ltd	857,362	0.5018
Group Holding	**11,169,008**	6.5374

REGISTERED HOLDERS REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 15 November 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 11,169,008 ORD GBP0.05

Registered Holder	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMITED		
BARCLAYS CAPITAL NOMINEES LIMITED		60,000
BNP PARIBAS		857,362
BOISS NOMINEES LTD		33,938
Barclays Trust Co & Others	4224361	175,586
CHASE NOMINEES LTD		733
CHASE NOMINEES LTD	16376	93,547
CHASE NOMINEES LTD	20947	3,788,434
CHASE NOMINEES LTD	21359	379,731
CIBC MELLON GLOBAL SECURITIES	28270	128,571
INVESTORS BANK AND TRUST CO.		26,097
JP MORGAN (BGI CUSTODY)		2,450,453
JP MORGAN (BGI CUSTODY)	16331	90,380
JP MORGAN (BGI CUSTODY)	16341	247,534
JP MORGAN (BGI CUSTODY)	16344	49,946
JP MORGAN (BGI CUSTODY)	16345	88,693
JP MORGAN (BGI CUSTODY)	16400	1,353,564
JPMORGAN CHASE BANK	18409	162,246
JPMorgan Chase Bank		180,813
MELLON TRUST OF NEW ENGLAND		179,415
Master Trust Bank		35,376
Mellon Trust - US CUSTODIAN /		789,181
NORTHERN TRUST BANK – BGI SEPA		61,167
R C Greig Nominees Limited		166,818
R C Greig Nominees Limited a/c AK1		52,398
STATE STREET BANK & TRUST - WI		3,000
STATE STREET BOSTON		103,278
STATE STREET TRUST OF CANADA -		63,229
The Northern Trust Company - U		62,263
Trust & Custody Services Bank		41,725
		153,530
		11,169,008

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

21 November 2006

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by ex-employees who were also option holders of the Company under the Savings Related Share Option Scheme

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,410,333	21.11.06	804	804	140.8p	11.10.02	Savings Related Share Option Scheme

Following the above transfer, Countrywide plc now holds 8,409,529 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,848,617.

~~Director~~/Company Secretary
Countrywide plc

C.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
L Muen)
M Franklin)

CS1.4.73-5101TreasurySharessl(ps)211106

Regulatory Announcement

Go to market news section

187

Company	3i Investments PLC
TIDM	
Headline	Offer for Countrywide PLC
Released	16:35 12-Dec-06
Number	7539N

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

12 December 2006

CHARLIE HOLDCO 4 LIMITED

RECOMMENDED CASH AND SHARE OFFER FOR COUNTRYWIDE PLC TO BE IMPLEMENTED BY MEANS OF A SCHEME OF ARRANGEMENT

Summary

- The board of Charlie Holdco 4 Limited and the Independent Directors of Countrywide are pleased to announce that they have reached agreement on the terms of a recommended cash and share offer by Charlie Holdco 4 Limited for the entire issued and to be issued share capital of Countrywide of 490 pence in cash and 0.16518 Rightmove Shares per Countrywide Share. The Offer will be implemented by means of a scheme of arrangement under section 425 of the Companies Act 1985.

- The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share of 367 pence on 11 December 2006 being the last Business Day prior to the date of this Announcement) and represents a premium of approximately:

  - 31.3 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the average Closing Price of a Rightmove Share was 300.6 pence over the same period); and

  - 19.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 335.5 pence on this date).

- Charlie Holdco 4 Limited is a new company incorporated in England and Wales for the purpose of making the Proposals. Following completion of the Proposals, Charlie Holdco 4 Limited will be indirectly owned by the 3i Investors together with the Management Team who will own a minority shareholding. The Management Team includes Harry Hill, Mike Nower and Grenville Turner.

- Under the terms of the Scheme, Countrywide Shareholders will (subject to certain restrictions in respect of Overseas Shareholders detailed below) receive 490 pence in cash and 0.16518 Rightmove Shares per Scheme Share, valuing each Scheme Share at 550.6 pence (based on the Closing Price of a Rightmove Share of 367 pence on 11 December 2006, being the last Business Day prior to the date of this Announcement).

- Countrywide currently holds (through one of its wholly owned subsidiaries) approximately 28.5 million Rightmove Shares amounting to 21.5 per cent. of the issued share capital of Rightmove. The entitlement of Scheme Shareholders to receive Rightmove Shares pursuant to the Scheme will be satisfied by a return of capital in specie of Rightmove Shares by Countrywide pursuant to the terms of the Scheme.

- Pursuant to the Rightmove Sale Election, Scheme Shareholders may elect to have the Rightmove Shares to which they are entitled under the Scheme sold on their behalf. Subject to certain exceptions, Scheme Shareholders who are US Persons will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

- Charlie Holdco 4 Limited has entered into certain conditional arrangements with the Management Team, including

an agreement to acquire the Management Shares held by them conditional on the Scheme becoming effective. The existing issued Management Shares represent approximately 0.4 per cent. of the existing issued ordinary share capital of Countrywide.

- The Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. In providing their advice, Hawkpoint and Panmure Gordon have taken into account the Independent Directors' commercial assessments of the Offer. Accordingly, the Independent Directors will unanimously recommend that Countrywide Shareholders vote in favour of the Proposals, as they have irrevocably undertaken to do in respect of their own beneficial holdings.

- The Scheme will be subject, inter alia, to approval by Countrywide Shareholders who are entitled to vote and to sanction by the Court. Full details of the Scheme, including an indicative timetable, will be set out in the Scheme Document which will be despatched to Countrywide Shareholders shortly.

Commenting on the Proposals, Peter Gordon of 3i Investments said:

"3i is delighted to be in a position to invest in Countrywide. We believe that the company's development will be facilitated by the support of a long term investor such as 3i and we look forward to working with the executive team to continue its strong track record in its relevant markets."

Christopher Sporborg, Chairman of Countrywide, said:

"On behalf of the Independent Directors, I have pleasure in recommending 3i's offer for Countrywide. We have had the time to evaluate all aspects of the Offer, and for other potential offerors to come forward. It is now right to move forward and I am confident that our recommendation today is in the best interests of Countrywide Shareholders."

The Scheme Document setting out the details of the Proposals and the procedures to be followed to approve the Scheme, the Form of Election and Forms of Proxy will be posted to Countrywide Shareholders and, for information only, to participants in the Countrywide Share Schemes as soon as practicable and in any event within 28 days of this Announcement unless otherwise agreed with the Panel.

This summary should be read in conjunction with the full text of this Announcement.

Enquiries:

Countrywide — Telephone: +44 (0) 20 7242 5300
Christopher Sporborg — +44 (0) 783 6204 449

Hawkpoint (lead financial adviser to Countrywide) — Telephone: +44 (0) 20 7665 4500
David Reid Scott
David Renton
Jonathan Coddington

Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) — Telephone: +44 (0) 20 7459 3600
Hugh Morgan
Grant Harrison

Hoare Govett (joint corporate broker to Countrywide) — Telephone: +44 (0) 20 7678 8000
Ranald McGregor-Smith
Bob Cowdell
Jonathan Retter

Brunswick Group (Countrywide PR enquiries) — Telephone: +44 (0) 20 7404 5959
John Sunnucks
Kate Holgate

3i Investments / Charlie Holdco 4 Limited — Telephone: +44 (0) 20 7928 3131
Peter Gordon
Chris Williams

Citigroup (financial adviser and corporate broker to 3i) — Telephone: +44 (0) 20 7986 4000
Philip Robert-Tissot
Dimitrios Georgiou
Mark Todd
Andrew Thompson (Corporate Broking)

Maitland (3i PR enquiries) Telephone: +44 (0) 20 7379 5151
Angus Maitland
Suzanne Bartch

3i is a world leader in private equity and venture capital and invests across Europe, the United States and Asia. 3i was established in 1945, listing on the London Stock Exchange in 1994. It is a constituent of the FTSE 100 index. 3i manages over €10.4 billion of assets (as at 31 March 2006) comprising its own balance sheet of around €6.2 billion and private equity limited partnerships of €4.2 billion, invested alongside 3i. Recent investments made by 3i include NCP, the UK's leading parking services company, Giochi Preziosi, the leading Italian toy company, Chorion, a UK-based intellectual property owning, brand creation and management business and Nordnav, a Swedish company which develops next generation global navigation satellite systems.

This Announcement does not constitute an offer to sell, or an invitation to purchase, any securities or the solicitation of any vote or approval in any jurisdiction. The full terms and conditions of the Scheme will be set out in the Scheme Document. Countrywide Shareholders are advised to read carefully the formal documentation in relation to the Proposals once it has been despatched.

The availability of the Proposals and the release, publication or distribution of this Announcement to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, unless an exemption under such Act is applicable, US Persons will not be eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme. The Rightmove Shares may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into United States or to or for the account or benefit of any person believed to be a US Person.

Citigroup, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for 3i Investments, the 3i Investors and Charlie Holdco 4 and no one else in connection with the Proposals and will not be responsible to anyone other than 3i Investments, the 3i Investors and Charlie Holdco 4 for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Appendix I sets out the Conditions to the implementation of the Proposals.

Appendix II sets out the bases and sources of information from which the financial calculations used in this Announcement have been derived.

Appendix III contains the definitions of terms used in this Announcement (including this summary).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of Countrywide and certain plans and objectives of the boards of Countrywide and Charlie Holdco 4 with respect thereto. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "will", "may", "should", "would", "could", or other words of similar meaning. These statements are based on assumptions and assessments made by the boards of Countrywide and Charlie Holdco 4 in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this Announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although Countrywide and Charlie Holdco 4 believe that the expectations reflected in such forward-looking statements are reasonable, Countrywide and Charlie Holdco 4 can give no assurance that such expectations will prove to have been correct and Countrywide and Charlie Holdco 4 therefore caution you not to place undue reliance on these forward-looking statements which speak only as at the date of this Announcement.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide all "dealings" in any "relevant securities" of Countrywide including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the Effective Date of the Scheme (or such later date(s) as the Panel may specify). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all dealings in "relevant securities" of Countrywide, by Charlie Holdco 4 or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Charlie Holdco 4 or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

12 December 2006

CHARLIE HOLDCO 4 LIMITED
RECOMMENDED CASH AND SHARE OFFER FOR COUNTRYWIDE PLC TO BE IMPLEMENTED BY MEANS OF A SCHEME OF ARRANGEMENT

1. Introduction

The board of Charlie Holdco 4 and the Independent Directors announce that they have reached agreement on the terms of a recommended cash and share offer by Charlie Holdco 4 for all of the issued and to be issued ordinary share capital of Countrywide of 490 pence in cash and 0.16518 Rightmove Shares per Countrywide Share. The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of this Announcement). The Proposals are to be implemented by means of a scheme of arrangement under section 425 of the Companies Act.

Charlie Holdco 4 is a new company incorporated in England and Wales for the purpose of implementing the Proposals. On the Effective Date, Charlie Holdco 4 will be indirectly owned by the 3i Investors together with the Management Team who will own a minority shareholding.

The Management Team includes Harry Hill, Mike Nower and Grenville Turner. By reason of their interests in Charlie Holdco 4, each of these Directors absented themselves from all deliberations of the Board in connection with the Proposals and a committee of the Board, comprising the Independent Directors, was established for the purpose of progressing and considering the Proposals and making the recommendation in relation to the Proposals.

2. The Proposals

The Proposals will be implemented by means of a scheme of arrangement between Countrywide and the Scheme Shareholders under section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act). The Scheme will be subject to the Conditions and further terms set out in Appendix I to this Announcement and any further terms to be set out in the Scheme Document. If the Scheme (and the Reduction of Capital) become effective, the Scheme Shares will be cancelled and Scheme Shareholders on the register of members at the Scheme Record Time will receive:

for each Scheme Share **490 pence in cash and 0.16518 Rightmove Shares**

The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of this Announcement) and represents a premium of approximately:

- 31.3 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the average Closing Price of a Rightmove Share was 300.6 pence over the same period); and

- 19.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 335.5 on this date).

The entitlement of Countrywide Shareholders to receive Rightmove Shares pursuant to the Scheme will be satisfied by a return of capital in specie of Rightmove Shares by Countrywide pursuant to the terms of the Scheme. The Rightmove Shares are listed on the Official List and admitted to trading on the London Stock Exchange. The Countrywide Group presently owns a total of 28,515,375 Rightmove Shares, representing 21.5 per cent. of the existing issued share capital of Rightmove. Entitlements to Rightmove Shares under the Scheme will be rounded down to the nearest whole Rightmove Share. Fractional entitlements will be disregarded.

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, unless an exemption under such Act is applicable, US Persons will not be eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election (further details of which are set out below) in respect

of all Rightmove Shares to which they are entitled under the Scheme. The Rightmove Shares may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person.

3. Rightmove Sale Election

Pursuant to the Rightmove Sale Election, Scheme Shareholders will be able to elect to sell all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme. The Rightmove Sale Shares will be sold on behalf of the relevant Scheme Shareholders as soon as practicable following the Effective Date. Following completion of the sale of all of the Rightmove Sale Shares, the Rightmove Sale Proceeds will be remitted to the relevant Scheme Shareholders on a pro rata basis according to the number of Rightmove Shares in respect of which such election was made.

Further details of the Rightmove Sale Election will be set out in the Scheme Document.

4. Recommendation

The Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. Accordingly, the Independent Directors will unanimously recommend that Countrywide Shareholders vote in favour of the resolutions to be proposed at the Court Meeting and the EGM required to implement the Scheme, as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to, in aggregate, 100,000 Countrywide Shares, which represents approximately 0.06 per cent. of Countrywide's issued ordinary share capital.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

Hawkpoint has, and has recently had, corporate advisory relationships with 3i and certain companies in which 3i is an investor and, as a consequence, is not an independent adviser in accordance with Rule 3 of the City Code with respect to the Proposals.

5. Background to and reasons for the recommendation of the Offer

Over the past 21 years, Countrywide has become the largest estate agency group in the UK and has developed a business model based on a successful multi-brand estate agency business operating throughout the UK. On the back of this core business, additional revenues are generated by providing financial products, surveying and valuation and conveyancing services. In 2004, Countrywide successfully simplified the structure of the Countrywide Group by demerging Chesnara plc, its closed book life assurance subsidiary, and in March 2006, Rightmove, its joint venture with a number of other large estate agency and financial services groups, was successfully floated on the London Stock Exchange. Under the Proposals, Countrywide Shareholders will (subject to certain exceptions for Overseas Shareholders) receive, by way of a return of capital in specie, the Rightmove Shares currently held by Countrywide.

The value of Countrywide should be assessed in the context of the strong interlinkages between its different businesses, which the Independent Directors believe make any separation of Countrywide's businesses difficult to achieve without significantly reducing the revenues and profits of each of the businesses. It is the Independent Directors' belief that the group's exposure to the volatility of volumes in the national second-hand residential property market, coupled with the important trading relationships between its businesses, are the main reasons why Countrywide has not attracted a stock market rating consistent with one that could be derived from a valuation of Countrywide's individual businesses on a separate standalone basis.

The financial performance of the Countrywide Group is closely linked to the performance of the core estate agency business which, in turn, is heavily influenced by transaction volumes in the second-hand residential housing market in the UK. These transaction volumes can fluctuate significantly and in late 2004 and the first half of 2005, Countrywide experienced a significant decline in transaction volumes as did the rest of the market. As a result, Countrywide made pre exceptional operating profits of only £2.4 million in the first six months of 2005. Countrywide placed £29 million of shares in March 2005 to reduce debt levels significantly when trading conditions were difficult, following the acquisition of Bradford and Bingley's estate agency and surveying businesses for £44 million. It was also necessary to reduce the dividend from 13.8 pence per share in 2003 to 9.0 pence per share in 2004 as a result of the difficult trading environment and resulting cash constraints. In 2005, the total dividend was 10.3 pence per share (including 6.3 pence per share by way of share buybacks).

The announcement of the government's decision on Home Information Packs ("HIPs") on 18 July 2006 was disappointing for Countrywide, as HIPs represented a potentially sizeable opportunity to develop a significant new business area for Countrywide. It is the Independent Directors' belief that the prospect of the HIPs legislation had

provided a significant measure of support for Countrywide's share price during the difficult property market conditions of late 2004 and 2005. Rumours of the impending decision and the government's formal announcement had a significant impact on Countrywide's share price, which fell by 24 per cent. to 383.5 pence between 4 July 2006 and 20 July 2006.

The Independent Directors believe that the group has the opportunity to develop in a number of areas. Most notably, its conveyancing business has the potential to grow as has its lettings business. Whilst the group is already a major player in both these markets, the Independent Directors believe that, with the right level of investment in offices and IT systems, further market share gains can be made. However, these opportunities for development also carry implementation risks. Further, there are competitive risks to the business from alternative business models including online portals and automated valuation methods.

Countrywide's business is a cyclical one and, in the "post HIPs" era, the Independent Directors can see little in the way of catalysts for a fundamental re-rating of Countrywide, which would see its share price moving, in the short to medium term, towards the brief highs seen in the second quarter of 2006.

The Independent Directors have also taken into account the fact that at the time of the demerger in 2004, Countrywide undertook a return of capital to shareholders of £85 million, financed by new bank facilities. The introduction of an element of gearing into Countrywide's balance sheet was a new step for Countrywide and the process of raising the new bank facilities highlighted the relative lack of appetite on the part of lending institutions to provide significant facilities to Countrywide as a quoted company to return capital to its shareholders.

Following the announcement in September 2006 that Countrywide had received a proposal from 3i Investments, the Independent Directors and their advisers did receive approaches from certain third parties regarding their interest in possibly making an offer for Countrywide. These approaches were investigated with the full co-operation of the Management Team but none of them resulted in any proposals being made and the Independent Directors are not aware of any other parties which are currently contemplating making a competing offer.

Taking all of the above factors into account, together with the premium being offered (both including and excluding the Rightmove stake held by Countrywide) to the share price in the period prior to talks being announced, the Independent Directors will unanimously recommend that Countrywide Shareholders vote in favour of the Scheme, as it is their firm belief that the terms of the Offer are fair and reasonable and take proper account of Countrywide's strengths and its prospects and Countrywide Shareholders will (subject to certain exceptions for Overseas Shareholders) also receive, pro rata, the shares in Rightmove (which is quoted on the Official List) held by Countrywide.

6. Management Arrangements

The Management Team and their connected persons will together invest approximately £1.74 million in, and rollover the Excluded Management Shares which have an approximate value of £2.16 million at the value of the Offer into, a combination of loan notes to be issued by Charlie Holdco 2 and shares in Charlie Holdco 1, the ultimate holding company of Charlie Holdco 4. These securities will not be listed on any stock exchange.

In order to give effect to the Management Arrangements, the Management Team and certain members of the Charlie Holdco Group have entered into the Acquisition Agreement pursuant to which Harry Hill has agreed to sell one Countrywide Share to Charlie Holdco 4 for a price of 490 pence and the Management Shareholders have agreed to the acquisition of the Excluded Management Shares by Charlie Holdco 4 in consideration for the issue to the Management Shareholders of Management Loan Notes which will, pursuant to certain put and call options set out in the Acquisition Agreement, be exchanged for shares in Charlie Holdco 1 and loan notes issued by Charlie Holdco 2. The 3i Investors, the Management Team and their nominees and certain members of the Charlie Holdco Group have also entered into an Investment Agreement in respect of the cash subscriptions to be made by certain of the Management Team.

The Management Team will remain with Countrywide if the Scheme becomes effective. The existing service contracts of certain of the Management Team will, conditional upon the Scheme becoming effective, be subject to amendment and novation to Charlie Holdco 1. Further details of these amended service contracts will be set out in the Scheme Document.

Countrywide Shareholders will be asked at the EGM to approve the Management Arrangements described in this paragraph 6 by voting on the ordinary resolution to be proposed at the EGM. None of the Management Shareholders (or their connected persons who are holders of Countrywide Shares) will be entitled to vote on this resolution and voting on this resolution will be by way of a poll.

The options over Countrywide Shares held by the Management Team under the Countrywide Share Schemes will be treated in the same manner as all the other options and awards, further details of which are set out in paragraph 17 below.

Hawkpoint and Panmure Gordon consider the terms of the Management Arrangements and the investment by the

Management Team to be fair and reasonable so far as all other Countrywide Shareholders are concerned.

7. Structure of the Proposals

(a) Introduction

The Proposals will be effected by a means of a scheme of arrangement between Countrywide and the Scheme Shareholders under section 425 of the Companies Act, the provisions of which will be set out in full in the Scheme Document. The Scheme involves a reduction of capital pursuant to section 135 of the Companies Act. The purpose of the Scheme, together with the proposed changes to Countrywide's Articles, is to provide for Charlie Holdco 4 to become the owner of the whole of the issued ordinary share capital of Countrywide. The Scheme will provide for the cancellation of the Scheme Shares, and the application of part of the reserve arising from such cancellation in paying up in full the number of new Countrywide Shares which have an aggregate nominal value equal to the aggregate nominal value of the Countrywide Shares cancelled (save to the extent that such Countrywide Shares have given rise to an entitlement to Rightmove Shares) and issuing the same to Charlie Holdco 4 and/or its nominee(s). Scheme Shareholders will then be entitled to receive cash and Rightmove Shares on the bases set out in paragraph 2 above.

For the Scheme to become effective, a special resolution approving the Reduction of Capital must be passed by Countrywide Shareholders at the EGM, and the Scheme must be approved by a majority in number of those Independent Scheme Shareholders present and voting either in person or by proxy at the Court Meeting representing 75 per cent. or more in value of all Scheme Shares voted.

The Scheme and the Reduction of Capital also require the sanction of the Court as well as satisfaction or waiver of the other Conditions set out in Appendix I of this Announcement. The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and the Reduction Court Order to the Registrar of Companies and, in relation to the Reduction Court Order, the registration of such order by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Countrywide Shareholders, irrespective of whether or not, being entitled to do so, they attended or voted at the Court Meeting or the EGM.

Prior to the Scheme becoming effective, applications will be made to the UK Listing Authority for the listing of Countrywide Shares to be suspended and to the London Stock Exchange for Countrywide Shares to be suspended from trading on the London Stock Exchange's market for listed securities. It is anticipated that the last day of dealings in, and for registration of transfers of Countrywide Shares will be the last Business Day immediately preceding the Effective Date. At close of business on the last Business Day immediately preceding the Effective Date Countrywide Shares will be suspended from the Official List and from the London Stock Exchange's market for listed securities and the listing of such shares will be cancelled on the Effective Date.

If the Scheme becomes effective, Charlie Holdco 4 (and/or its nominee(s)) will acquire Countrywide Shares fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them including the right to receive and retain all dividends and distributions (if any, other than as contemplated by the Scheme) declared, made or payable after the Effective Date. Save as contemplated by the Scheme, Countrywide does not intend to declare, make or pay any dividends or distributions prior to the Effective Date.

On the Effective Date, share certificates in respect of Scheme Shares will cease to be valid and should be destroyed. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

(b) The Meetings

Before the Court's approval can be sought to sanction the Scheme, the Scheme will require approval by the Independent Scheme Shareholders at the Court Meeting and the passing of a special resolution by Countrywide Shareholders to implement the Scheme (and approve the Reduction of Capital) at the EGM.

Notices of the Court Meeting and the EGM will be set out in the Scheme Document. Save as set out below, entitlements to attend and vote at the Meetings and the number of votes which may be cast at them will be determined by reference to holdings of Countrywide Shares as shown in the register of members of Countrywide at the time specified in the notice of the relevant meeting.

The Court Meeting

The Court Meeting will be held at the direction of the Court to seek the approval of the Independent Scheme Shareholders to the Scheme (with or without modification).

At the Court Meeting, voting will be by way of poll and each Independent Scheme Shareholder present in person or by

proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Independent Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of all Scheme Shares voted. The result of the poll will be announced through a RIS.

None of the Management Shareholders, their connected persons, the members of the Charlie Holdco Group, the 3i Investors nor any other person acting in concert with Charlie Holdco 4 who is a holder of Countrywide Shares is entitled to vote at the Court Meeting, given their interest in the Proposals. Charlie Holdco 4 and the Management Shareholders have confirmed that they will be represented by Counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby. The interests of the Management Team in the Proposals are set out in further detail in paragraph 6 above.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Independent Scheme Shareholder opinion.

The Extraordinary General Meeting

Notice of the EGM will be set out in the Scheme Document. The EGM will be convened to consider and, if thought fit, pass the following resolutions:

(a) an ordinary resolution of the Independent Shareholders (which will require votes in favour representing a simple majority of the votes cast by Independent Shareholders) to approve the proposed Management Arrangements. Further details of the Management Arrangements are set out in paragraph 6 above. An approval of the Management Arrangements in the manner which will be set out in the notice of EGM is required by Rule 16 of the City Code; and

(b) a special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

(i) the Scheme;

(ii) the Reduction of Capital equal to the nominal value of the Scheme Shares which are to be cancelled pursuant to the Scheme and the subsequent issue of new Countrywide Shares to Charlie Holdco 4 (or its nominee(s)) in accordance with the Scheme;

(iii) the giving of authority to the Directors pursuant to section 80 of the Companies Act to allot securities in the Company; and

(iv) a share capital reorganisation and certain amendments to Countrywide's Articles as described below.

The proposed amendments to Countrywide's Articles will be set out in full in the notice of the EGM.

All Countrywide Shareholders will be entitled to vote on the special resolution, including the Management Team and their connected persons. All Countrywide Shareholders (other than the Management Shareholders) will be entitled to vote on the ordinary resolution.

(c) Share Capital Reorganisation

The Scheme will include a reorganisation of the share capital of Countrywide whereby, in accordance with the terms of the Scheme, the Scheme Shares will be reclassified and subdivided into A Shares and B Shares. The share capital reorganisation will take effect from the Effective Date, from which point the A Shares will carry the right to receive the Cash Consideration and the B Shares will carry the right to receive the Share Consideration.

Subject to the reclassification and subdivision of the Scheme Shares, the A Shares and the B Shares will be cancelled. Scheme Shareholders will then be entitled to receive cash and Rightmove Shares in accordance with their proportionate holdings of A and B Shares respectively immediately prior to such cancellation. No temporary documents of title will be issued in respect of the A Shares or the B Shares. In seeking the Court's approval to the Reduction of Capital, it will be necessary for the Company to satisfy the Court that the interests of its creditors are not prejudiced by the Reduction of Capital. This is likely to comprise an undertaking to the effect that an amount equal to the nominal value of the B Shares cancelled (in consideration for which holders of B Shares are to receive Rightmove Shares) will be transferred from the distributable reserves of the Company to a special non-distributable reserve.

(d) Conditions to the Proposals

The Conditions to the Proposals are set out in full in Appendix I to this Announcement. In summary, the implementation of the Proposals will be conditional, inter alia, upon:

(i) approval of the Scheme by a majority in number of the Independent Scheme Shareholders entitled to be present and voting, either in person or by proxy, at the Court Meeting, or any adjournment thereof representing 75 per cent. or more in value of the Scheme Shares voted;

(ii) the resolutions to be set out in the notice of EGM being duly passed by the requisite majorities at the EGM or any adjournment thereof;

(iii) the sanction of the Scheme and confirmation of the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Countrywide and Charlie Holdco 4) and the delivery of an office copy of the Scheme Court Order and Reduction Court Order by Countrywide to the Registrar of Companies and registration of the Reduction Court Order by him; and

(iv) the Scheme becoming effective by not later than 31 March 2007 or such later date as may be agreed in writing by Countrywide and Charlie Holdco 4 (and if appropriate as the Court may approve) failing which the Scheme will lapse.

(e) *Sanction of the Scheme by the Court*

Under the Companies Act, the Scheme and the Reduction of Capital require the sanction of the Court at the Scheme Court Hearing and the Reduction Court Hearing respectively. Charlie Holdco 4 and the Management Shareholders have confirmed that they will be represented by Counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of office copies of the Court Orders to the Registrar of Companies and, in relation to the Reduction Court Order, the registration of such Court Order by him.

If the Scheme becomes effective, it will be binding on all Countrywide Shareholders irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the resolutions proposed at the EGM. If the Scheme has not become effective by 31 March 2007 (or such later date (if any) as Charlie Holdco 4 and Countrywide may agree and, if appropriate, the Court may approve) the Scheme will not become effective.

The Scheme contains a provision for Charlie Holdco 4 and Countrywide jointly to consent on behalf of all persons affected to any modification of or additions to the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modifications of, or additions to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders, unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Independent Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Directors is of such a nature or importance that it requires the consent of Independent Scheme Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

8. Irrevocable undertakings

Charlie Holdco 4 has received irrevocable undertakings to vote (or procure to vote) in favour of the Scheme at the Court Meeting and the resolutions at the EGM (or, in the event that the Offer is implemented by way of a takeover offer, to accept or procure acceptance of such offer) from the Independent Directors in respect of 100,000 Countrywide Shares in aggregate, representing approximately 0.06 per cent. of Countrywide's issued ordinary share capital entitled to vote at the Court Meeting.

As a result of their interest in the Proposals, none of the Management Shareholders, members of the Charlie Holdco Group, the 3i Investors nor any other person acting in concert with Charlie Holdco 4 who is a holder of Countrywide Shares is entitled to vote at the Court Meeting given their interests in the Proposals. As a result, the Countrywide Shares held by them will not count towards the majorities required to approve the Scheme. The Management Shareholders have pursuant to the Acquisition Agreement, irrevocably undertaken to be bound by the Scheme.

Charlie Holdco 4 has also received irrevocable undertakings from the Management Shareholders pursuant to the Acquisition Agreement to vote in favour of the special resolution to be proposed at the EGM in respect of a total of 699,625 Countrywide Shares, representing approximately 0.4 per cent. of the issued ordinary share capital of Countrywide.

These undertakings will remain binding in the event of a higher offer.

9. Inducement Fee

As part of the negotiations between Countrywide and the 3i Investors, on 20 October 2006, Countrywide and 3i Investments entered into an inducement fee agreement. The inducement fee, which amounts to one per cent. of the value of the Offer (plus VAT to the extent that it is fully recoverable by Countrywide), is payable to 3i Investments if, in summary, prior to the proposed acquisition of Countrywide by Charlie Holdco 4 lapsing or being withdrawn, a third party offeror unconnected with 3i Investments makes or announces an offer for Countrywide and such alternative offer subsequently becomes or is declared unconditional in all respects or is otherwise completed by 10 April 2007.

10. Information on Charlie Holdco 4, 3i and the 3i Investors

Charlie Holdco 4 is a newly-incorporated company which has been formed for the purposes of implementing the Proposals. Charlie Holdco 4 is a wholly owned subsidiary of Charlie Holdco 1. Charlie Holdco 4 will be indirectly owned by the 3i Investors and the Management Team who will own a minority shareholding. Charlie Holdco 4 has not traded since its date of incorporation nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer. The directors of Charlie Holdco 4 are Harry Hill, Mike Nower and Grenville Turner.

The 3i Investors comprise the 3i Funds, 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buyouts 2006-08B LP, 3i Pan European Buyouts 2006-2008C LP, 3i Parallel Ventures LP, the Co-investment Plan, Pan European Buyouts Co-Invest 2006-08 LP, 3i Pan European Buyouts Co-Invest 2006-08 FCPR, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP and 3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP). The 3i Investors will invest in the following proportions:

3i Investor	%
3i Europartners Va LP	19.19
3i Europartners Vb LP	21.27
3i Pan European Buyouts 2006-08A LP	44.37
3i Pan European Buyouts 2006-08B LP	3.37
3i Pan European Buyouts 2006-2008C LP	7.31
The Co-investment Plan	0.17
3i Parallel Ventures LP	3.32
Pan European Buyouts Co-Invest 2006-08 LP	0.77
3i Pan European Buyouts Co-Invest 2006-08 FCPR	0.09
Pan European Buyouts (Nordic) Co-Invest 2006-08 LP	0.09
3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP).	0.05
Total	**100.00**

3i is a world leader in private equity and venture capital and invests across Europe, the United States and Asia. 3i was established in 1945, listing on the London Stock Exchange in 1994. It is a constituent of the FTSE 100 index. 3i manages over €10.4 billion of assets (as at 31 March 2006) comprising its own balance sheet of around €6.2 billion and private equity limited partnerships of €4.2 billion, invested alongside 3i. Recent investments made by 3i include NCP, the UK's leading parking services company, Giochi Preziosi, the leading Italian toy company, Chorion, a UK-based intellectual property owning, brand creation and management business and Nordnav, a Swedish company which develops next generation global navigation satellite systems.

3i Pan European Buyouts 2006-08A LP, 3i Pan European Buy-outs 2006-2008B LP, 3i Pan European Buy-outs 2006-2008C LP, Pan-European Buy-outs Co-Invest 2006-2008 LP, Pan European Buyouts (Nordic) Co-invest 2006-08 LP, Pan European Buyouts (Dutch) Co-invest 2006-08 LP (once formed), 3i Parallel Ventures LP and the 3i Funds are English limited partnerships managed by 3i Investments, which is a wholly-owned subsidiary of 3i and is regulated by the Financial Services Authority. 3i Pan European Buyouts Co-invest 2006-08 FCPR is a French 'Fonds Commun de Placement à Risques' managed by 3i Gestion SA, which is a wholly-owned subsidiary of 3i. 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buy-outs 2006-2008B LP, 3i Pan European Buy-outs 2006-2008C LP, Pan European Buy-outs Co-Invest 2006-08 LP, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP, Pan European Buyouts (Dutch) Co-invest 2006-08 LP (once formed) and 3i Pan European Buyouts Co-invest 2006-08 FCPR are vehicles established by 3i to provide carried interest or co-investment opportunities for certain 3i executives (both current employees and former employees), subject to specific conditions and are substantially funded by 3i. The investors in the 3i Funds and 3i Parallel Ventures LP comprise UK and overseas institutional investors, such as insurance companies and pension funds or their investment vehicles.

The Co-investment Plan is a vehicle through which certain executives of Parallel Private Equity Limited and its

subsidiaries can invest alongside 3i Parallel Ventures LP in equity investments made by 3i Parallel Ventures LP.

11. Financing the Offer

Charlie Holdco 4 will initially be financed using a combination of equity and debt. Approximately £278 million will be provided by the 3i Investors and £7.67 million being funded by the Management Team. The remainder will be funded by debt finance arranged and provided by The Royal Bank of Scotland.

Citigroup is satisfied that the necessary financial resources are available to Charlie Holdco 4 to satisfy the cash consideration due under the Proposals in full. Full implementation of the Proposals would result in a maximum cash consideration of approximately £845.9 million being payable by Charlie Holdco 4 to Countrywide Shareholders (assuming exercise in full of all options under the Countrywide Share Schemes).

12. Information on Countrywide

Countrywide is a leading residential estate agency and property services company in the UK, operating through four divisions: estate agency; financial services; surveying and valuation; and conveyancing. Countrywide also has a 21.5 per cent. shareholding in Rightmove, a leading internet property site, and a 33.3 per cent. shareholding in TMG Holdings, a residential property search provider.

Countrywide's chain of 1,177 estate agency branches, including 117 franchised branches, is the largest estate agency chain in the UK and operates under a number of well-known local brands. In addition, Countrywide has a residential lettings business and provides other property and management services to residential and commercial clients.

The financial services division sells mortgages, income protection insurance, life and general insurance through 899 mortgage consultants based in the owned and franchised estate agency offices.

Countrywide operates the UK's largest surveying and valuation business employing 793 surveyors working out of 157 offices. Countrywide's surveyors primarily act for mortgage lenders and home buyers, conducting residential mortgage valuations and surveys.

The conveyancing division is the largest residential conveyancing business in the UK and employs 530 conveyancing and customer services staff. The division provides conveyancing legal services to home buyers and sellers, remortgage conveyancing legal services to mortgage lenders (utilising outsourcing facilities in Chennai, India) and conveyancing panel management services to both the Countrywide estate agency network and mortgage lenders, managing an approved panel of lawyers to fulfil their survey instructions.

Historical Financial Information

For the year ended 31 December 2005, Countrywide reported turnover of £528.2 million (2004: £474.2 million), profit before tax of £31.7 million (2004: £40.0 million) and operating profit before exceptional items of £31.9 million (2004: £52.6 million).

For the six months ended 30 June 2006, Countrywide reported turnover of £308.5 million (2005: £236.2 million), profit before tax of £62.8 million (2005: £3.5 million) and operating profit before exceptional items of £43.9 million (2005: £2.4 million).

13. Current Trading and Prospects

Since the interim results were announced for the six months to 30 June 2006, demand in the housing market has remained firm despite the two recent increases in interest rates.

This has positively impacted the estate agency division, which has continued to see strong levels of activity, and the financial services division, which continued to perform well with good levels of financial services products sold. The lettings business has also continued to deliver strong growth.

The surveying and valuation business continues to see a good level of mortgage survey and valuation instructions, with the ongoing rollout of the Enterprise system throughout Countrywide's surveyor network expected to deliver further productivity gains.

Countrywide Property Lawyers has continued to progress with further systems and IT enhancements expected to grow capacity and efficiency.

In its 2006 interim results, the Company announced that Remortgage Conveyancing Matters ("RCM") was experiencing difficulties in sourcing a sufficient number of transactions to operate profitably and that Countrywide's Spanish operation, which was restructured at the beginning of 2005, was also looking to improve sales volumes. Both of these businesses have continued to experience problems in the second half of 2006. Given the challenging prospects faced by these businesses in achieving profitability, the Countrywide Directors will be consulting with the employees of RCM and the Spanish operation, which may lead to the closure of RCM and the disposal or, failing this, the closure of the Spanish operation.

Countrywide's estate agency and lettings businesses are both currently experiencing difficulty in acquiring sufficient quality stock. However, overall, the Directors continue to view the financial and trading prospects of the Countrywide Group with confidence.

The documents to be posted to Shareholders in due course will contain a profit forecast for the year ending 31 December 2006.

14. Information on Rightmove

Rightmove is the operator of the "rightmove.co.uk" website, the UK's largest residential property portal which displays residential property for sale in the UK. Estate agents, property developers and rental agents pay fees for the right to display properties on the Rightmove website. The website offers homebuyers a simple means of searching for a wide range of properties which suit their budget and specification within their targeted locality. Rightmove offers its customers a low-cost means of advertising their properties, which have traditionally been marketed via print-based classified advertising.

Founded by Countrywide in February 2000, Rightmove became a joint venture involving Halifax Estate Agencies, RSA and Connells in July 2000. Rightmove experienced rapid growth in its customer base and started charging third party estate agents to list their properties on the Rightmove website from January 2002. In March 2006, Rightmove was admitted to the Official List of the London Stock Exchange.

For the year ended 31 December 2005, Rightmove reported revenues of £18.2 million (2004: £9.2 million) and profit before tax of £5.5 million (2004: £2.6 million). As at 31 December 2005, Rightmove had net assets of £5.6 million (2004: £5.6 million). The market capitalisation of Rightmove was £487 million as of 11 December 2006, the last Business Day prior to this announcement.

The above information has been extracted without material adjustment from Rightmove's prospectus dated 22 February 2006 which in respect of the financial information was reported on without modification by the reporting accountants in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

15. Directors, management and employees and the effect of the Scheme in their interests

Charlie Holdco 4 has confirmed to the Independent Directors that, following the Scheme becoming effective, the existing employment rights, terms and conditions of all the employees of the Countrywide Group will be safeguarded. Charlie Holdco 4's plans do not involve any material change in the conditions of employment of the employees of the Countrywide Group, nor are there any plans to change the principal locations of the Countrywide Group's business. Countrywide's pension obligations will be complied with. Charlie Holdco 4 has stated that it has no intentions to make detrimental changes to the benefits provided under the Countrywide pension schemes.

The Independent Directors have undertaken to resign from the Board upon the Scheme becoming effective. The Independent Directors will have no entitlement to compensation on resignation.

Further details of certain arrangements with the Management Team are set out in paragraph 6 above.

Save as disclosed in this Announcement and the Scheme Document, the effect of the Scheme on the interests of the Directors will not differ from its effect on the interests of any other Scheme Shareholder.

The Independent Directors, in their discussions with Charlie Holdco 4, have no reason to believe that Charlie Holdco 4's intentions would prejudice Countrywide's employees, and further, the Independent Directors have taken comfort from the fact that Charlie Holdco 4 has no current plans to alter the existing arrangements with employees or to change the location of Countrywide's business.

16. Reasons for the Offer and future plans for Countrywide

3i seeks long-term investment opportunities which offer product and geographic leadership, sustainable long-term cash generation potential and scope for future growth and development - 3i believes that Countrywide fulfils these criteria for

a number of reasons.

Countrywide is the pre-eminent residential property services company operating within the UK market, with an unparalleled nationwide coverage and breadth of service offering. It successfully operates under a multi-brand business model, enjoying strong regional brand recognition. Countrywide is led by a highly experienced and proven management team which has a credible track record for growing the company profitably and steering it through the UK property cycle.

3i recognises the significant achievements of the management team to date in developing Countrywide and plans to build on the existing business platform, focussing on the delivery of a broad range of property transaction related services offered by Countrywide. 3i believes that there is an opportunity to deploy 3i's knowledge and experience in identifying and negotiating acquisitions and thereby accelerate the development of the business. In addition, 3i and management have identified a number of attractive organic and efficiency driven growth opportunities which Countrywide could pursue to reinforce it's strength in the markets in which it operates. For these reasons, 3i believes that the next stage of Countrywide's development would be best achieved under private ownership.

17. Countrywide Share Schemes

The effects of the Scheme on subsisting options and awards under the Countrywide Share Schemes are summarised below. All Countrywide Shares issued on the exercise of options or vesting of awards on or prior to the Reduction Record Time will be subject to the terms of the Scheme.

The Scheme will not extend to Countrywide Shares issued, including on the exercise of options, after the Reduction Record Time. However, an amendment to Countrywide's Articles is to be proposed at the EGM (details of which will be set out in the notice of the EGM) to the effect that Countrywide Shares issued on the exercise of options after the Reduction Record Time will automatically be acquired by Charlie Holdco 4 on the same terms as the Offer.

(a) The 1995 ESOS and The 1996 ESOS

All options granted under these schemes are already exercisable. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme. Options not exercised will lapse following the Court's sanction of the Scheme.

(b) The 1996 EDIS, The ESBS, The 2004 Approved Plan and The 2006 PSP

Options/awards under these schemes/plans will become exercisable (if they are not already exercisable) on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options/awards conditional on the Court's sanction of the Scheme.

Options/awards may only be exercised depending on the extent to which (if at all) any applicable performance conditions have been satisfied.

In addition the number of Countrywide Shares in respect of which an option/award may be exercised will be reduced (on a pro-rata basis) to reflect that only part of a performance period has elapsed and/or the time that has elapsed between the date of grant and the Court's sanction of the Scheme.

Options/awards not exercised will lapse following the Court's sanction of the Scheme.

(c) The 1996 SAYE

Options will become exercisable (if they are not already exercisable) in respect of all of the Countrywide Shares under option on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme. Options not exercised will lapse following the Court's sanction of the Scheme.

(d) The 2004 SAYE

Options will become exercisable (if they are not already exercisable) on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme.

Options may be exercised using accrued savings and interest due on the exercise date. It is not possible for optionholders to make additional savings contributions in advance of exercising their options in order to increase the number of

Countrywide Shares over which they may exercise their options.

Optionholders who elect to exercise their options conditional on the Court's sanction of the Scheme will be entitled to receive a cash payment equal to the difference between the exercise price and the value of the Offer on the date the Court sanctions the Scheme, multiplied by the number of additional Countrywide Shares the optionholder could have acquired using regular monthly savings contributions which could have been made (plus applicable interest) between the date the Court sanctions the Scheme and six months from that date.

Options not exercised will lapse following the Court's sanction of the Scheme.

(e) The Employee Benefit Trust

To the extent that the EBT holds sufficient Countrywide Shares, such Countrywide Shares held by it will be used to satisfy the exercise of options and vesting of awards under some or all of the Countrywide Share Schemes.

(f) General

Where relevant, the terms of the Countrywide Share Schemes will be amended to facilitate the exercise of options/awards conditional on the Court's sanction of the Scheme.

18. Overseas Shareholders

(a) General

Countrywide Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Rightmove Shares to which they are entitled under the Scheme. If a Countrywide Shareholder is in any doubt as to his eligibility to receive Rightmove Shares he should contact his independent professional adviser immediately.

The availability of the Proposals to persons resident in, or citizens of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of each of the Countrywide Shareholders who are not resident in the UK to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Under the terms of the Scheme the Company will have the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme where the Company believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements.

This Announcement has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may be different from that which would have been disclosed if this Announcement had been prepared in accordance with the laws of jurisdictions outside England.

(b) US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, no Rightmove Shares will be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, or who are US Persons or nominees who hold (or appear to the Company to hold) Countrywide Shares on behalf of US Persons and, accordingly, under the terms of the Scheme, such Countrywide Shareholders and nominees will be deemed by the Company to have elected for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme unless prior to the Effective Date they can demonstrate to the satisfaction of the Company that receipt of such Rightmove Shares by them will not breach US securities law.

Any Countrywide Shareholder with a registered address in the United States or a nominee who holds Countrywide Shares on behalf of any US Person who believes that they are, or hold on behalf of persons who are, eligible under an exemption from local securities laws should contact Capita Registrars on +44 (0) 20 8639 2157 to determine whether and how such persons can receive the Rightmove Shares to which they are entitled under the Scheme.

19. Transaction Agreement

Countrywide, Charlie Holdco 4 and 3i Investments have entered into a Transaction Agreement dated 12 December 2006, under the terms of which the parties have agreed, amongst other things, to co-operate to implement the Scheme. Details of the Transaction Agreement will be set out in the Scheme Document.

20. Suspension and delisting of Countrywide Shares

The London Stock Exchange and the UK Listing Authority will be requested to respectively suspend and cancel (i) trading in Countrywide Shares on the London Stock Exchange's market for listed securities with effect from close of business on the Business Day preceding the Effective Date and (ii) the listing of Countrywide Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in Countrywide Shares on the London Stock Exchange is expected to be the last Business Day immediately preceding the Effective Date and no transfers of Countrywide Shares will be registered after close of business on this date. On the Effective Date, share certificates in respect of Countrywide Shares will cease to be valid. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

21. Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide, all "dealings" in any "relevant securities" of Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the business day following the date of the relevant transaction. This requirement will continue until the Effective Date of the Scheme (or such later date(s) as the Panel may specify). If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide, they will deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all dealings in “relevant securities” of Countrywide by Charlie Holdco 4 or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

In addition, as a consequence of the Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Charlie Holdco 4 or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction on the same basis as if Rightmove securities were “relevant securities” for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies whose "relevant securities" and "dealings" should be disclosed, and the number of securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

22. Anticipated Timetable

Countrywide anticipates that it will despatch the Scheme Document to Countrywide Shareholders and, for information only, to holders of options granted under the Countrywide Share Schemes within the next 28 days (or such later date as may be agreed with the Panel); that the Court Meeting and EGM will take place during January 2007; and subject to the Scheme becoming unconditional and effective in accordance with its terms, the Effective Date will occur in February 2007. A full anticipated timetable will be set out in the Scheme Document.

23. Disclosure of interests in Countrywide

Save for one Countrywide Share conditionally contracted to be acquired by Charlie Holdco 4 pursuant to the Acquisition Agreement, the Management Shares and 100,000 Countrywide Shares held by the Independent Directors, neither Charlie

Holdco 4 nor, so far as Charlie Holdco 4 is aware, any person acting in concert with Charlie Holdco 4, owns or controls any Countrywide Shares or any securities convertible or exchangeable into Countrywide Shares or any rights to subscribe for or purchase the same, or holds any options (including traded options) in respect of, or has any option to acquire, any Countrywide Shares or has entered into any derivatives referenced to Countrywide Shares ("Relevant Countrywide Securities") which remain outstanding, nor does any such person hold any short positions in relation to Relevant Countrywide Securities (whether conditional or absolute and whether in the money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery, nor does any such person have any arrangement in relation to Relevant Countrywide Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Countrywide Securities which may be an inducement to deal or refrain from dealing in such securities. In the interests of secrecy prior to this Announcement, Charlie Holdco 4 has not made any enquiries in this respect of certain parties which may be deemed by the Panel to be acting in concert with it for the purposes of the Offer (including Citigroup). Enquiries of such parties will be made as soon as practicable following the date of this Announcement and any material disclosure in respect of such parties will be included in the Scheme Document.

24. General

Pursuant to the Facilities Agreements, Charlie Holdco 4 has agreed not to amend, vary, supplement or waive any Condition without the prior consent of the lenders. Pursuant to a letter dated 12 December 2006 from Charlie Holdco 1 to Citigroup, Charlie Holdco 1 has agreed to procure that Charlie Holdco 4 will not vary, amend or waive certain of the Conditions without the prior written consent of Citigroup.

The Offer will be subject to the requirements of the City Code and will be on the terms and subject to the Conditions set out herein and in Appendix I and to be set out in the Scheme Document. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the EGM and the expected timetable. It will be accompanied by Forms of Proxy for the Meetings and a Form of Election for the Rightmove Sale Election. In deciding whether or not to vote in favour of the Scheme in respect of their Countrywide Shares, Countrywide Shareholders should rely on the information contained in, and follow the procedures described in, the Scheme Document, Forms of Proxy and Form of Election.

As at 7.00 a.m. (London time) on 11 December 2006 (the last Business Day prior to the date of this announcement), Countrywide had 170,849,690 ordinary shares of 5 pence in issue (ISIN number GB00B00FQ060).

25. Enquiries

Countrywide Christopher Sporborg	Telephone: +44 (0) 20 7242 5300 +44 (0) 783 6204 449
Hawkpoint (lead financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Telephone: +44 (0) 20 7665 4500
Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) Hugh Morgan Grant Harrison	Telephone: +44 (0) 20 7459 3600
Hoare Govett (joint corporate broker to Countrywide) Ranald McGregor-Smith Bob Cowdell Jonathan Retter	Telephone: +44 (0) 20 7678 8000
Brunswick Group (Countrywide PR enquiries) John Sunnucks Kate Holgate	Telephone: +44 (0) 20 7404 5959
3i Investments / Charlie Holdco 4 Limited Peter Gordon Chris Williams	Telephone: +44 (0) 20 7928 3131
Citigroup (financial adviser and corporate broker to 3i) Philip Robert-Tissot	Telephone: +44 (0) 20 7986 4000

Dimitrios Georgiou
Mark Todd
Andrew Thompson (Corporate Broking)

Maitland (3i PR enquiries) Telephone: +44 (0) 20 7379 5151
Angus Maitland
Suzanne Bartch

The availability of the Proposals and the release, publication or distribution of this Announcement to persons who are not resident in the UK may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the UK should inform themselves of, and observe, any applicable requirements. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

This Announcement does not constitute an offer to sell, or an invitation to purchase, any securities or the solicitation of any vote or approval in any jurisdiction. The full terms and conditions of the Scheme will be set out in the Scheme Document. Countrywide Shareholders are advised to read carefully the formal documentation in relation to the Proposals once it has been despatched.

Citigroup, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for 3i Investments, the 3i Investors and Charlie Holdco 4 and no one else in connection with the Proposals and will not be responsible to anyone other than 3i Investments, the 3i Investors and Charlie Holdco 4 for providing the protections afforded to clients of Citigroup nor for providing advice in relation to the Proposals, the content of this Announcement, or any matter referred to herein.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this Announcement, or any matter referred to herein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide and the Independent Directors and no one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this Announcement or any matter referred to herein.

26. Appendices

Appendix I sets out Conditions to implementation of the Proposals.

Appendix II sets out the bases and sources of information from which the financial calculations used in this Announcement have been derived.

Appendix III contains the definitions of terms used in this Announcement.

Appendix I

CONDITIONS TO IMPLEMENTATION OF THE PROPOSALS

The Proposals are subject to English law and the terms and conditions set out in this document.

1. The Proposals will be conditional upon the Scheme becoming unconditional and becoming effective by no later than 31 March 2007 or such later date as, subject to the City Code, Countrywide and Charlie Holdco 4 may agree and (if required) the Court may allow.

The Scheme will be conditional upon:

(i) approval of the Scheme by a majority in number representing 75 per cent. or more in value of the Scheme Shareholders who are present and voting, either in person or by proxy, at the Court Meeting or at any adjournment of that Meeting;

(ii) the resolutions as set out in the notice of the EGM being duly passed by the requisite majority at the EGM or at any adjournment of that Meeting; and

(iii) the sanction (with or without modification (but subject to such modification being acceptable to Countrywide and Charlie Holdco 4)) of the Scheme and the confirmation of the Reduction of Capital by the Court, office copies of the Court Orders and of the minute confirming the Reduction of Capital being delivered for registration to the Registrar of Companies and, in the case of the Court Order confirming the Reduction of Capital, registration of such Court Order by him.

2. Countrywide and Charlie Holdco 4 have agreed that, subject as stated in paragraph 4 below, the Scheme will also be conditional upon, and accordingly the necessary actions to make the Scheme become effective will only be taken upon, the following conditions being satisfied or waived:

(a) no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, court, trade agency, association or institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction (each a "**Relevant Authority**") having decided to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or having required any action to be taken or information to be provided or otherwise having done anything or having made, proposed or enacted any statute, regulation, order or decision or having done anything which would or might reasonably be expected to (in any case to an extent which is material in the context of the Wider Countrywide Group taken as a whole or in the context of the Proposals):

(i) make the Proposals or their implementation, or the acquisition or the proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or any member of the Wider Countrywide Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prohibit, restrict, prevent or delay the same or impose additional conditions or financial or other obligations with respect thereto, or otherwise challenge or interfere therewith;

(ii) impose any material limit on the ability of any member of the Charlie Holdco Group or any member of the Wider Countrywide Group to conduct all or any part of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(iii) impose any material limitation on, or result in any material delay in, the ability of any member of the Charlie Holdco Group or any member of the Wider Countrywide Group to acquire, hold or exercise effectively, directly or indirectly, all or any rights of ownership of Countrywide Shares or any shares or securities convertible into Countrywide Shares or to exercise voting or management control over any member of the Wider Countrywide Group;

(iv) require any member of the Charlie Holdco Group and/or of the Wider Countrywide Group to acquire or repay any shares or other securities in and/or indebtedness of any member of the Wider Countrywide Group;

(v) impose any material limitation on the ability of any member of the Charlie Holdco

Group and/or of the Wider Countrywide Group to integrate or co-ordinate its business, or any material part of it, with the business of any member of the Wider Countrywide Group or of the Charlie Holdco Group respectively; or

(vi) otherwise materially adversely affect any or all of the businesses, assets, financial or trading position, profits or prospects of any member of the Wider Countrywide Group,

and all applicable waiting and other time periods during which any Relevant Authority could institute, implement or thereafter take any such action, proceedings, suit, investigation, enquiry or reference or otherwise intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(b) all authorisations, orders, grants, recognitions, confirmations, licences, certificates, consents, clearances, permissions and approvals ("authorisations") reasonably deemed necessary or appropriate by Charlie Holdco 4 in any jurisdiction for or in respect of the Proposals or the acquisition or proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or the carrying on by any member of the Wider Countrywide Group of its business or in relation to the affairs of any member of the Wider Countrywide Group having been obtained in terms and in a form reasonably satisfactory to Charlie Holdco 4 from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Countrywide Group has entered into contractual arrangements and all such authorisations remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke, suspend, restrict or amend or not to renew the same at the Effective Date and all necessary filings and applications having been made and all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case as may be necessary in connection with the Proposals and their implementation or the acquisition or proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or any member of the Wider Countrywide Group;

(c) except as publicly announced by Countrywide through a Regulatory Information Service or as otherwise disclosed in writing to any member of the Charlie Holdco Group or its advisers prior to 12 December 2006, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Countrywide Group is a party or by or to which any such member or any of its respective assets is or are or may be bound, entitled or subject or any circumstance which, in consequence of the making of the Offer or implementation of the Proposals or the proposed acquisition of any shares or other securities in, or control of, Countrywide by Charlie Holdco 4 or because of a change in the control or management of Countrywide or otherwise, could reasonably be expected to result in (to an extent which is material in the context of the Wider Countrywide Group taken as a whole):

(i) any indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Countrywide Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Countrywide Group or any such security (whenever created, arising or having arisen) being enforced or becoming enforceable;

(iii) any member of the Wider Countrywide Group ceasing to be able to carry on business under any name under which it presently does so;

(iv) any such arrangement, agreement, licence, permit, franchise or other instrument, or any right, liability, obligation, interest or business of any member of the Wider Countrywide Group thereunder (or any arrangement, agreement, licence, permit, franchise or other instrument relating to any such right, liability, obligation, interest or business) or the interests or business of any such member in or with any other person, firm, company or body being or becoming capable of being terminated or adversely modified or adversely affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(v) any asset or interest of, or any asset the use of which is enjoyed by any member of the Wider Countrywide Group, being or falling to be disposed of or charged (otherwise than in the ordinary course of business) or ceasing to be available to any member of the Wider Countrywide Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Countrywide Group otherwise than in the ordinary course of business;

(vi) the value or financial or trading position or prospects of any member of the Wider Countrywide Group being prejudiced or materially adversely affected in a manner which would be material in the context of the Wider Countrywide Group taken as a whole; or

(vii) the creation of any material liability, actual or contingent, by any member of the Wider Countrywide Group other than in the ordinary course of trading,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Countrywide Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, might reasonably be expected to result in any of the events referred to in this paragraph (c) to an extent which is material in the context of the Wider Countrywide Group taken as a whole;

(d) since 31 December 2005 and except as disclosed in Countrywide's annual report and accounts for the year ended 31 December 2005 or in the interim results statement of Countrywide for the six months ended on 30 June 2006, or as otherwise publicly announced through an RIS or as otherwise disclosed in writing to any member of the Charlie Holdco Group or its advisers prior to 12 December 2006, no member of the Wider Countrywide Group having:

(i) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities (save for issues between Countrywide and any of its wholly-owned subsidiaries or between such wholly-owned subsidiaries and save for options as disclosed to Charlie Holdco 4 granted under the Countrywide Share Schemes before 12 December 2006 or the issue of any Countrywide Shares allotted upon the exercise of options granted before 12 December 2006 under the Countrywide Share Schemes);

(ii) recommended, declared, made or paid or proposed to recommend, declare, make or pay any bonus, dividend or other distribution, whether payable in cash or otherwise, other than any distribution by any wholly-owned subsidiary within the Countrywide Group;

(iii) save as between wholly-owned subsidiaries of Countrywide or between Countrywide and any of its wholly-owned subsidiaries, effected, authorised, proposed or announced its intention to propose any merger, demerger, reconstruction, arrangement, amalgamation, commitment or scheme or any material acquisition, disposal or transfer of assets or shares (other than in the ordinary course of business) or any right, title or interest in any assets or shares or other transaction or arrangement in respect of itself or another member of the Wider Countrywide Group which in each case would be material in the context of the Wider Countrywide Group taken as a whole;

(iv) acquired or disposed of or transferred (other than in the ordinary course of business) or mortgaged, charged or encumbered any assets or shares or any right, title or interest in any assets or shares (other than in the ordinary course of business) or authorised the same or entered into, varied or terminated or authorised, proposed or announced its intention to enter into, vary, terminate or authorise any agreement, arrangement, contract, transaction or commitment (other than in the ordinary course of business and whether in respect of capital expenditure or otherwise) which is of a loss-making, long-term or unusual or onerous nature or magnitude, or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case which is material in the context of the Wider Countrywide Group taken as a whole;

(v) redeemed, purchased, repaid or reduced or proposed the redemption, purchase, repayment or reduction of any part of its share capital or any other securities;

(vi) save as between Countrywide and its wholly-owned subsidiaries, effected, authorised, proposed or announced its intention to propose any change in its share or loan capital;

(vii) issued, authorised or proposed the issue of or made any change in or to any debentures, or (other than in the ordinary course of business) incurred or increased any indebtedness or liability, actual or contingent, which is material in the context of the Wider Countrywide Group taken as a whole;

(viii) taken or proposed any corporate action or had any proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution, striking-off or reorganisation or for the appointment of a receiver, administrator (including the filing of any administration application, notice of intention to appoint an administrator or notice of appointment of an administrator), administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction;

(ix) entered into any contract, transaction or arrangement which is or would be restrictive on the business of any member of the Wider Countrywide Group or the Charlie Holdco Group or which is or could involve obligations which would or might reasonably be expected to be so restrictive;

(x) entered into any agreement, contract, transaction, arrangement or commitment (other than in the ordinary course of business) which is material in the context of the Wider Countrywide Group taken as a whole;

(xi) been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business or proposed or entered into any composition or voluntary arrangement with its creditors (or any class of them) or the filing at court of documentation in order to obtain a moratorium prior to a voluntary arrangement or, by reason of actual or anticipated financial difficulties, commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(xii) save in relation to any amendments to the Countrywide Share Schemes described in this Announcement made, or announced any proposal to make, any change or addition to any retirement, death or disability benefit or any other employment-related benefit of or in respect of any of its directors, employees, former directors or former employees;

(xiii) save as between Countrywide and its wholly-owned subsidiaries, granted any lease or third party rights in respect of any of the leasehold or freehold property owned or occupied by it or transferred or otherwise disposed of any such property;

(xiv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any service agreement with any director or senior executive of Countrywide or any director or senior executive of the Wider Countrywide Group;

(xv) made any amendment to its memorandum or articles of association;

(xvi) waived or compromised any claim or authorised any such waiver or compromise otherwise than in the ordinary course of business, which is material in the context of the Wider Countrywide Group taken as a whole;

(xvii) taken, entered into or had started or threatened against it in a jurisdiction outside England and Wales any form of insolvency proceeding or event similar or analogous to any of the events referred to in sub-paragraphs (viii) and (xi) above; or

(xviii) agreed to enter into or entered into an agreement or arrangement or commitment or passed any resolution or announced any intention to effect any of the transactions, matters or events referred to in this paragraph (d);

(e) since 31 December 2005, except as disclosed in Countrywide's annual report and accounts for the year ended 31 December 2005 or in the interim results statement of Countrywide for the six months ended on 30 June 2006 or as otherwise publicly announced through an RIS or as otherwise disclosed in writing to

any member of the Charlie Holdco Group or its advisers prior to 12 December 2006:

(i) there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Countrywide Group taken as a whole;

(ii) no material litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Countrywide Group is or may become a party (whether as claimant or defendant or otherwise), and no material enquiry or investigation by or complaint or reference to any Relevant Authority, against or in respect of any member of the Wider Countrywide Group, having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider Countrywide Group in any way which is material in the context of the Wider Countrywide Group taken as a whole; and

(iii) no contingent or other liability having arisen or become apparent or increased which might be reasonably likely in either case to have a material adverse effect on the Wider Countrywide Group taken as a whole;

(f) save as disclosed in writing to any member of the Charlie Holdco 4 or its advisers prior to 12 December 2006, Charlie Holdco 4 not having discovered:

(i) that any financial, business or other information concerning Countrywide or the Wider Countrywide Group which is contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Countrywide Group either publicly or in the context of the Offer contains a material misrepresentation of fact which has not, prior to 12 December 2006 been corrected by public announcement through an RIS or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii) any information which materially affects the import of any such information as is mentioned in sub-paragraph (i) above; or

(iii) that any member of the Wider Countrywide Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Countrywide for the financial year ended 31 December 2005 or the consolidated interim results of Countrywide for the six months ended 30 June 2006 which is material in the context of the Wider Countrywide Group taken as a whole;

(g) save as disclosed by or on behalf of Countrywide to Charlie Holdco 4 or its advisers in writing prior to 12 December 2006, Charlie Holdco 4 not having discovered that:

(i) there has been a disposal, spillage or leakage of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or there has been an emission or discharge of any waste or hazardous substance or any substance likely to impair the environment or harm human health from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the wider Countrywide Group which would be reasonably likely to give rise to any liability (whether actual or contingent, civil or criminal) or cost on the part of any member of the wider Countrywide Group which is material in the context of the wider Countrywide Group taken as a whole;

(ii) any past or present member of the wider Countrywide Group has failed to comply with any and/or all applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance reasonably likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any member of the wider Countrywide Group with any such legislation or regulations, and wherever the same may have taken place) any of which use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent, civil or criminal) or cost on the part of any member of the wider Countrywide Group which is material in the context of the wider Countrywide Group taken as a whole;

(iii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) on any past or present member of the wider Countrywide Group to make

good, alter, improve, repair, reinstate, clean up or otherwise assume responsibility for any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the wider Countrywide Group, under any environmental legislation, regulation, notice, circular or order or any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the wider Countrywide Group taken as a whole;

(iv) circumstances exist whereby a person or class of persons would be reasonably likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the wider Countrywide Group, which claim or claims would be reasonably likely to have a material adverse effect on any member of the wider Countrywide Group to an extent which is material in the context of the wider Countrywide Group taken as a whole;

(v) circumstances exist (whether as a result of the making of the Proposals or otherwise) which would be reasonably likely to lead to any third party instituting, or whereby any present or past member of the wider Countrywide Group would be reasonably likely to be required to institute, an environmental audit or take any other steps which would, in any such case, be reasonably likely to result in any actual or contingent liability to improve or install new plant or equipment or make good, repair, reinstate or clean up any land or other asset now or previously owned, occupied or made use of by any member of the wider Countrywide Group, which, in any such case, would be material in the context of the wider Countrywide Group taken as a whole; and

(h) the European Commission making, or having been deemed to have made, a decision, in terms reasonably satisfactory to Charlie Holdco 4, that in connection with the Offer (and all matters arising from the Offer) it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EEC) 139/2004 (**"ECMR"**) and that it does not intend to make a referral to a competent authority of any EEA member state under Article 9(1) of the ECMR.

3. The Proposals will lapse and the Scheme will not proceed if, before the Effective Date, the European Commission initiates proceedings under Article 6(1)(c) of the ECMR or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the ECMR and there is then a reference to the Competition Commission in each case with respect to the Offer or any matter arising from the Offer.

4. Subject to the requirements of the Panel, Charlie Holdco 4 reserves the right to waive in whole or in part, in its discretion, all or any of the Conditions contained in paragraph 2.

5. If Charlie Holdco 4 is required by the Panel to make an offer for Countrywide Shares under the provisions of Rule 9 of the City Code, Charlie Holdco 4 may make such alterations to the terms and conditions of the Offer as are necessary to comply with the provisions of that Rule.

6. Charlie Holdco 4 reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. Charlie Holdco 4 will not invoke any Conditions so as to cause the Offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to Charlie Holdco 4 in the context of the Offer.

Appendix II

BASES AND SOURCES OF INFORMATION

Save as otherwise stated, the following constitute the bases and sources of certain information referred to in this Announcement:

1. Information relating to Countrywide has been extracted from the relevant published audited reports and accounts of Countrywide, information relating to Charlie Holdco 4 has been provided by the board of Charlie Holdco 4 and information relating to 3i has been extracted from published sources and provided by persons duly authorised by 3i.

2. Information relating to Rightmove has been extracted without material adjustment from Rightmove's prospectus dated 22 February 2006 which in respect of the financial information was reported on without modification by the reporting accountants in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

3. The value of the entire issued ordinary share capital of Countrywide is based on 170,849,690 Countrywide Shares in issue at the date of this Announcement.

4. The maximum cash consideration payable under the Proposals is based on 170,849,690 Countrywide Shares in issue and no more than 1,782,022 "in the money" employee share options outstanding over Countrywide Shares at the date of this Announcement and which are expected to become exercisable as a consequence of the Scheme.

5. Unless otherwise stated, all prices quoted for shares are closing mid-market prices and are derived from the Daily Official List of the London Stock Exchange.

Appendix III
DEFINITIONS

The following definitions apply throughout this Announcement unless the context requires otherwise.

"3i"	3i Group plc;
"3i Funds"	3i Europartners Va LP and 3i Europartners Vb LP;
"3i Investments"	3i Investments plc, a wholly owned subsidiary of 3i;
"3i Investors"	3i Funds, 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buyouts 2006-08B LP, 3i Pan European Buyouts 2006-2008C LP, 3i Parallel Ventures LP, the Co-investment Plan, Pan European Buyouts Co-Invest 2006-08 LP, 3i Pan European Buyouts Co-Invest 2006-08 FCPR, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP and 3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP);
"Acquisition Agreement"	the Acquisition Agreement dated 12 December 2006 between the Management Team, their connected persons and the members of the Charlie Holdco Group pursuant to which: (i) Harry Hill has agreed to sell and Charlie Holdco 4 has agreed to purchase one Countrywide Share; and (ii) conditional upon and subject to the Scheme becoming effective, the Excluded Management Shares will be acquired by Charlie Holdco 4 in consideration for which the Management Team and their connected persons will be issued with Management Loan Notes which, pursuant to certain put and call options, they will exchange partly for shares in Charlie Holdco 1 and partly for loan notes to be issued by Charlie Holdco 2;
"Articles"	articles of association;
"Board"	the full board of Directors of the Company as of the date of this Announcement;
"Business Day"	a day (excluding Saturdays, Sundays and UK public holidays) on which banks in London are generally open for business in the City of London;
"Cash Consideration"	the cash consideration due to Scheme Shareholders under the Offer;
"Charlie Holdco Group"	Charlie Holdco 1, Charlie Holdco 2, Charlie Holdco 3 and Charlie Holdco 4;
"Charlie Holdco 1"	Charlie Holdco 1 Limited, a company incorporated in England and Wales under registered number 5978734 with registered office at 10 Snow Hill, London EC1A 2AL;
"Charlie Holdco 2"	Charlie Holdco 2 Limited, a company incorporated in England and Wales under registered number 5979172 with registered office at 10 Snow Hill, London EC1A 2AL;
"Charlie Holdco 3"	Charlie Holdco 3 Limited, a company incorporated in England and Wales under registered number 5984476 with registered office at 10 Snow Hill, London EC1A 2AL;
"Charlie Holdco 4"	Charlie Holdco 4 Limited, a company incorporated in England and Wales under registered number 5984486 with registered office at 10 Snow Hill, London EC1A 2AL;
"Citigroup"	Citigroup Global Markets Limited;
"City Code"	the City Code on Takeovers and Mergers;
"Closing Price"	the closing middle market quotation of a Countrywide Share or Rightmove Share (as applicable) as derived from the Daily Official List;
"Co-investment Plan"	Parallel Ventures (No.2) Co-investment Plan, a vehicle through which certain executives of Parallel Private Equity Limited and its subsidiaries can invest alongside 3i Parallel Ventures LP in equity investments made by 3i Parallel Ventures LP;
"Companies Act" or "Act"	the Companies Act 1985, as amended;

"Conditions"	the conditions to the implementation of the Proposals (including the Scheme) and the Offer which are set out in Appendix I to this Announcement;
"connected person"	has the meaning given to it in section 346 of the Companies Act;
"Countrywide" or "the Company"	Countrywide PLC a public limited company incorporated in England and Wales with registered number 4947152;
"Countrywide Group"	Countrywide and its subsidiary undertakings and, where the context permits, each of them;
"Countrywide Shareholders" or "Shareholders"	the holders of Countrywide Shares;
"Countrywide Share Schemes"	the 2004 Approved Plan, the 1995 ESOS, the 1996 ESOS, the 1996 SAYE, the 2004 SAYE, the 1996 EDIS, the ESBS and 2006 PSP;
"Countrywide Shares"	the ordinary shares of 5 pence each in the capital of Countrywide and "Countrywide Share" means any one of them;
"Court"	the High Court of Justice in England and Wales;
"Court Hearings"	the Scheme Court Hearing and the Reduction Court Hearing;
"Court Meeting"	the meeting of the Independent Scheme Shareholders to be convened pursuant to an order of the Court pursuant to section 425 of the Companies Act for the purpose of considering and, if thought fit, approving the Scheme (with or without modification), and any adjustment thereof;
"Court Orders"	the Scheme Court Order and the Reduction Court Order;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities generated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No.3755);
"CRESTCo"	CRESTCo Limited;
"Daily Official List"	the Daily Official List of the London Stock Exchange;
"Directors"	the directors of Countrywide;
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms;
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Countrywide Shareholders (and any adjournment thereof) to be convened in connection with the Proposals;
"Employee Benefit Trust"	the employee benefit trust between Hambro Countrywide plc and Hambros Channel Islands Trust Corporation Limited dated 21 January 1992;
"Excluded Management Shares"	the 170,970 Countrywide Shares in aggregate held by the Management Team or their connected persons and the 217,711 Countrywide Shares in aggregate to be issued to the Management Team pursuant to the exercise of options under the Countrywide Share Schemes between the date of this Announcement and on or before the Reduction Record Time, which are to be acquired by Charlie Holdco 4 pursuant to the Acquisition Agreement;
"Facilities Agreements"	the facilities agreements entered into between Charlie Holdco 4 and The Royal Bank of Scotland plc in respect of the debt financing for the Proposals details of which will be set out in the Scheme Document;
"Form of Election"	the green form of election for use in electing for the Rightmove Sale Election;
"Forms of Proxy"	the blue form of proxy for use at the Court Meeting and the pink form of proxy for use at the EGM or either of them as the context dictates;
"Hawkpoint"	Hawkpoint Partners Limited;
"Hoare Govett"	Hoare Govett Limited;

"holder"	a registered holder, including any person entitled by transmission;
"Independent Directors"	Christopher H. Sporborg, Andrew J Brown, Michael J Gordon and Peter W Mason, who are directors of Countrywide;
"Independent Scheme Shareholders"	Scheme Shareholders other than Management Scheme Shareholders;
"Independent Shareholders"	all Countrywide Shareholders other than the Management Shareholders;
"Listing Rules"	the rules and regulations made by the Financial Services Authority in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000;
"London Stock Exchange"	The London Stock Exchange plc;
"Management Arrangements"	the arrangements under which the Management Team or their nominees will subscribe for, and rollover the Excluded Management Shares into, a combination of debt securities to be issued by Charlie Holdco 2 and equity securities in Charlie Holdco 1 and all other matters relating to the Management Team's proposed investment in, and relationship with, the Charlie Holdco Group;
"Management Loan Notes"	the 15 per cent. redeemable loan notes 2016 which will be constituted by an instrument to be executed by Charlie Holdco 4;
"Management Scheme Shareholders"	the holders of Management Scheme Shares;
"Management Scheme Shares"	all of the Countrywide Shares held by the Management Team and their connected persons (including Countrywide Shares issued pursuant to the exercise of options under the Countrywide Share Schemes between the date of this document and on or before the Reduction Record Time under the Countrywide Share Schemes) other than Excluded Management Shares;
"Management Shareholders"	the holders of Management Shares;
"Management Shares"	the Management Scheme Shares and the Excluded Management Shares;
"Management Team"	Harry Hill, Grenville Turner, Mike Nower, Alan Snowball, Anthony Ekins, Robert Scarff, Christopher Shaw, David Fletcher, Gerald Fitzjohn, John Williams, John Hards, Terry Marris and Gareth Williams;
"Meetings"	the Court Meeting and/or the EGM as the case may be;
"Offer"	the recommended cash and share offer of 490 pence and 0.16518 Rightmove Shares for each Scheme Share made by Charlie Holdco 4 to Scheme Shareholders;
"Official List"	the Official List of the UK Listing Authority;
"Overseas Shareholders"	Countrywide Shareholders (or nominees of, or custodians or trustees for Countrywide Shareholders) not resident in or citizens of the United Kingdom;
"Panel"	the Panel on Takeovers and Mergers;
"Panmure Gordon"	Panmure Gordon (UK) Limited;
"Proposals"	the Scheme and the other matters to be considered at the Meetings including the Management Arrangements;
"Reduction Court Hearing"	the hearing at which the Court's confirmation of the Reduction of Capital will be sought;
"Reduction Court Order"	the order of the Court confirming under section 137 of the Act the Reduction of Capital;
"Reduction of Capital"	the reduction of Countrywide's share capital pursuant to section 135 of the Act, involving the cancellation and extinguishing of the Scheme Shares provided for by the Scheme;
"Reduction Record Time"	6.00 p.m. on the last Business Day immediately prior to the date of the Reduction Court Hearing;

"Registrar of Companies"	the Registrar of Companies of England and Wales;
"Regulatory Information Service" or "RIS"	any of the services set out in schedule 12 to the Listing Rules;
"Rightmove"	Rightmove PLC;
"Rightmove Sale Election"	the facility whereby Scheme Shareholders may elect to have all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme sold on their behalf and, following completion of the sale of all of the Rightmove Sale Shares, receive their *pro rata* proportion of the Rightmove Sale Proceeds;
"Rightmove Sale Proceeds"	the net proceeds (after deduction of broking fees and other sale costs and expenses) received in respect of the sale of the Rightmove Sale Shares on behalf of Scheme Shareholders who have made or been deemed to have made an election under the Rightmove Sale Election;
"Rightmove Sale Shares"	those Rightmove Shares in respect of which an election has been made or has been deemed to have been made under the Rightmove Sale Election;
"Rightmove Shares"	the 28,515,375 ordinary shares of 1 penny each in the capital of Rightmove held by a wholly owned subsidiary of the Company;
"Scheme" or "Scheme of arrangement"	the proposed scheme of arrangement under section 425 of the Companies Act between Countrywide and Scheme Shareholders, with or subject to any modification, addition thereto or condition approved or imposed by the Court and agreed to by Countrywide and Charlie Holdco 4;
"Scheme Court Hearing"	the hearing at which the Court's sanction of the Scheme will be sought under section 425 of the Act;
"Scheme Court Order"	the order of the Court sanctioning the Scheme under section 425 of the Act;
"Scheme Document"	the document to be posted to Countrywide Shareholders and others containing, inter alia, the Scheme and the notices of the Meetings;
"Scheme Record Time"	6:00 p.m. on the Business Day immediately prior to the Effective Date;
"Scheme Shareholders"	the holders of Scheme Shares;
"Scheme Shares"	(i) the Countrywide Shares in issue at the date of the Scheme Document; (ii) any Countrywide Shares issued after the date of the Scheme Document and before the Voting Record Time in respect of the Court Meeting; and (iii) any Countrywide Shares issued at or after the Voting Record Time in respect of the Court Meeting but on or before the Reduction Record Time, including, where the context so requires, A Shares and B Shares but in each case excluding the Excluded Management Shares and the one Countrywide Share to be registered in the name of Charlie Holdco 4 pursuant to the Acquisition Agreement and, for the avoidance of doubt, excluding any ordinary shares held in treasury by the Company;
"Share Consideration"	the share consideration due to Scheme Shareholders under the Offer;
"subsidiary" and "subsidiary undertaking"	have the meaning given to them in the Companies Act;
"the 2004 Approved Plan"	the Countrywide Approved Share Option Plan (2004);
"the 1996 EDIS"	the Countrywide Assured Group plc Executive Deferred Incentive Scheme (1996);
"the ESBS"	the Countrywide Assured Group plc Executive Share Bonus Scheme;
"the 1995 ESOS"	the Countrywide Assured Group plc Executive Share

	Option Scheme (1995);
"the 1996 ESOS"	the Countrywide Assured Group plc Executive Share Option Scheme (1996);
"the 2006 PSP"	the Countrywide plc Performance Share Plan (2006);
"the 1996 SAYE"	the Countrywide Assured Group plc Savings Related Share Option Scheme (1996);
"the 2004 SAYE"	the Countrywide Sharesave Plan (2004);
"Transaction Agreement"	the transaction agreement dated 12 December 2006 between Countrywide, Charlie Holdco 4 and 3i Investments pursuant to which the parties have agreed to implement the Scheme;
"UK" or "United Kingdom"	The United Kingdom of Great Britain and Northern Ireland;
"UK Listing Authority"	The Financial Services Authority acting in its capacity as the competent authority for the purpose of Part VI of the Financial Services and Markets Act 2000 (as amended);
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US Person"	a US Person as defined in Regulation S under the US Securities Act and any nominee thereof;
"US Securities Act"	US Securities Act of 1933, as amended;
"Voting Record Time"	the time fixed by the Court and Countrywide for determining the entitlement to vote, respectively at the Court Meeting and the EGM as will be set out in the notices thereof; and
"Wider Countrywide Group"	the Countrywide Group and associated undertakings and any other body corporate, partnership, joint venture or persons in which the Countrywide Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent.

END

Close

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

188

18 December 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 15 December 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 12 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 7,371,610 shares.

Of these 7,371,610 shares:

- The interest in 4,385,198 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 2,986,412 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have increased their holding from 5,822,161 shares in Countrywide plc shares, as reported on 2 November 2006 to 7,371,610 shares which equates to 4.315% of the total issued share capital of 170,849,865 shares.

Director/Company Secretary
Countrywide plc

190

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

19 December 2006

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 18 December 2006 from an official of Credit Suisse, the extract of which is as follows:-

> "We hereby notify you that on 13 December 2006, following acquisitions, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Company:
>
> 1. Credit Suisse Securities (Europe) Limited ("CSSEL") 7,280,123 shares.
>
> 2. Credit Suisse International ("CSi") 4,416 shares.
>
> The CS Companies now hold a total interest or 7,284,539 shares being equivalent to approximately 4.264% of the issued share capital of the Company.
>
> Those Credit Suisse companies which are direct of indirect holding companies of CSSEL, CSi and CSSLLC are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL, CSi and CSSLLC are interested".

They have increased their holding from 5,312,656 shares in Countrywide plc shares, reported on 6 October 2006 to 7,284,539 shares which equates to 4.264% of the total issued share capital of 170,849,865 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.80-5101CresitSuissesl(ps)le191206

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

187

19 December 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 18 December 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 13 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested, by attribution only, in a total of 6,811,233 shares.

Of these 6,811,233 shares:

- The interest in 4,392,598 shares arose from the interest held by Goldman Sachs & Co., a wholly-owned direct subsidiary of GS Inc., acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees) Limited.

- The interest in 2,418,635 shares arose from a beneficial interest held by Goldman Sachs International, a wholly owned indirect subsidiary of GS Inc., these shares are, or will be, registered at CREST in account CREPTEMP".

They have decreased their holding from 7,371,610 shares in Countrywide plc shares, as reported on 18 December 2006 to 6,811,233 shares which equates to 3.987% of the total issued share capital of 170,849,865 shares.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1-4.79-5101GoldmanSachssl(ps)le191206

191

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR PART, IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

For immediate release **21 December 2006**

RECOMMENDED CASH AND SHARE OFFER
for the acquisition of
COUNTRYWIDE PLC
By
Charlie Holdco 4 Limited, a company formed at the request of
3i GROUP PLC
to be effected
by means of a Scheme of Arrangement
under section 425 of the Companies Act 1985

Posting of the Scheme Document and profit forecast

Posting

Further to the announcement made by Charlie Holdco 4 Limited and the Independent Directors of Countrywide on 12 December 2006 of a recommended cash and share offer for the Company to be made by Charlie Holdco 4 Limited, the Board of Countrywide is pleased to announce that the Scheme Document is being posted to Shareholders today.

The Offer is being implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985. The Court Meeting and the Extraordinary General Meeting to approve the Scheme will both be held on 15 January 2007

Terms defined in the Scheme Document (or, as the case may be, in the offer announcement dated 12 December 2006) shall have the same meaning in this announcement.

Profit forecast

A trading update provided to the market by Countrywide on 7 July 2006 contained the following statement:

"July and August tend to be reasonably quiet months in our industry, as most people in the UK take their major annual holidays, and we are therefore expecting some seasonal slowdown to occur. However, unless we see a material and surprising adverse change in the market or in macro economic conditions, we are confident that we will comfortably achieve the current brokers' consensus view of our 2006 profit before tax. We understand this to be in the order of £88 million, excluding the profit from the sale of shares in Rightmove on 15 March 2006."

The above statement represents a profit forecast for the purposes of Rule 28 of the City Code. The Directors have considered this statement and also the current brokers' consensus forecast for Countrywide's pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006, which is approximately £98 million. The Directors believe that unless there is a material and surprising adverse change in the market or in macro economic conditions prior to the end of the year, Countrywide will achieve pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006 slightly below the current brokers' consensus view. The bases and assumptions of this profit forecast statement are set out below. Letters from BDO and Hawkpoint and Panmure Gordon relating to the profit forecast are also set out below.

Basis of preparation

The Profit Forecast is based upon:

- the published unaudited interim financial statements of the Countrywide Group for the six months ended 30 June 2006 (see section 3 of Part A of Appendix III of the Scheme Document);
- unaudited management accounts of Countrywide Group for the four months ended 31 October 2006;
- the Countrywide Directors' forecast for the two months to 31 December 2006; and
- flash sales figures for the month ended 30 November 2006.

The Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by the Countrywide Group in its annual financial statements for the year ended 31 December 2005.

Principal assumptions

The Profit Forecast has been prepared on the basis of the principal assumptions set out below:

- there will be no material disruption to Countrywide Group's business arising from natural catastrophes, events of war, civil unrest or emergencies, industrial disputes or other actions by third parties;
- there will be no significant changes in the economic or political conditions in the markets in which Countrywide Group operates;
- there will be no change in legislation, regulation or other official policies or controls, which have a material effect on Countrywide Group's business;
- there will be no material changes in rates of inflation, interest rates or exchange rates;
- there will be no significant disruption to the Countrywide Group's business as a result of the Offer;
- there will be no serious industrial disputes or other interruptions in Countrywide Group's business arising from circumstances outside the Company's control which would adversely affect the Company, its customers or suppliers;
- there will be no significant or unexpected change to the housing market in December 2006;
- the proportion of the pipeline of estate agency housing transactions exchanged carried forwards from November 2006 that complete in December 2006 will remain broadly in line with historic experience;
- the average house price remains constant at £196,000;
- the average estate agency commission rate remains constant at 1.65 per cent.;

- the level of financial services house exchange mortgage conversion rates will remain consistent with recent levels;
- the level of instructions for surveys and valuations in December will be circa 40,000;
- the level of staff and other operating costs will be consistent with recent experience;
- the processes for the closure of Remortgage Conveyancing Matters and the disposal or, failing that, the closure of H2O, Countrywide's Spanish operation, set out in paragraph 6 of Part 1 of the Scheme Document, will commence before the year-end and that costs of circa £3.2 million will be incurred in December 2006 as a result;
- profits attributable to the Company's holding in Rightmove will be circa £0.9 million based on publicly available information;
- additional provision will be required amounting to circa £2.0 million as a result of Countrywide losing its appeal in relation to the High Court action, brought by the purchasers of a former subsidiary in 1996, against Countrywide; and
- no account has been taken of any professional advisory costs in relation to the Offer.

Letters relating to the profit forecast

The Directors, who are solely responsible for the Profit Forecast, have received the following letters from BDO Stoy Hayward, Hawkpoint and Panmure Gordon relating to the Profit Forecast.

Letter from BDO Stoy Hayward relating to the Profit Forecast

"The Directors	The Directors	The Directors
Countrywide plc	Hawkpoint Partners Limited	Panmure Gordon (UK) Limited
3 Perry Way	41 Lothbury	Moorgate Hall
Witham	London	155 Moorgate
Essex	EC2R 7AE	London
CM8 3SX		EC2M 6XB

21 December 2006

Dear Sirs

We report on the profit forecast of pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) of Countrywide plc ("the Company") and its subsidiaries (together "the Group") for the year ending 31 December 2006 ("the Profit Forecast"). The Profit Forecast, together with the material assumptions upon which it is based, are set out in Appendix III, Part B of the scheme document dated 21 December 2006 relating to the acquisition of Countrywide plc by Charlie Holdco 4 Limited, a company formed at the direction of 3i Group plc ("the Scheme Document").

This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers ("the City Code") and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to Charlie Holdco 4 or to any person connected to, or acting in concert with, Charlie Holdco 4 or to any other person who is seeking or may in future seek to acquire control of the Company (an "Alternative Offeror") or to any other person connected to, or acting in concert with, an Alternative Offeror.

Save for any responsibility arising under Rule 28.3(b) of the City Code and to the extent there provided, to the fullest extent permitted by the law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the City Code consenting to its inclusion in the Scheme Document.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the City Code.
It is our responsibility to form an opinion as required by the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on page 167 of the Scheme Document and is based on the unaudited interim financial results for the 6 months ended 30 June 2006, the unaudited management accounts for the four months ended 31 October 2006 and a forecast for the two months to 31 December 2006. In evaluating the full year position, regard has been given to flash sales figures for the month ended 30 November 2006. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed and whether any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

BDO Stoy Hayward LLP"

Letter from Hawkpoint and Panmure Gordon relating to the Profit Forecast

"Hawkpoint Partners Limited
41 Lothbury
London
EC2R 7AE
Registered in England number 03875835
Authorised and regulated by the FSA

Panmure Gordon (UK) Limited
Moorgate Hall
155 Moorgate
London
EC2M 6XB
Registered in England number 04915201
Authorised and regulated by the FSA

The Directors
Countrywide plc
Countrywide House
Perry Way
Witham
CM8 3SX

21 December 2006

Dear Sirs

We refer to the profit forecast of pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) of Countrywide plc ("the Company") and its subsidiaries (together "the Countrywide Group") for the year ending 31 December 2006 (the "Profit Forecast"). The Profit Forecast, together with the material assumptions upon which it is based, are set out in Appendix III, Part B of the scheme document dated 21 December 2006 relating to the acquisition of Countrywide plc by Charlie Holdco 4 Limited, a company formed at the direction of 3i Group plc ("the Scheme Document").

We have discussed the Profit Forecast, together with the bases and assumptions upon which it is made, with you and with BDO Stoy Hayward LLP ("BDO Stoy Hayward"), the Company's auditors.

We have also considered the letter dated 21 December 2006 addressed to you and us from BDO Stoy Hayward regarding the accounting policies and calculations upon which the Profit Forecast is based. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and assumed such accuracy and completeness for the purposes of providing this letter.

This letter is provided in compliance with Rule 28.3 of The City Code on Takeovers and Mergers and may be included in the Scheme Document solely for the purposes of that Rule.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors are solely responsible, has been made with due care and consideration and after due and careful enquiry by the Company.

Yours faithfully

Jonathan Coddington
Director

Hugh Morgan
Executive Director

For and on behalf of
Hawkpoint Partners Limited

For and on behalf of
Panmure Gordon (UK) Limited"

Enquiries

Countrywide
Christopher Sporborg
Telephone: +44 (0) 20 7242 5300
+44 (0) 783 6204 449

Hawkpoint (lead financial adviser to Countrywide)
David Reid Scott
David Renton
Jonathan Coddington
Telephone: +44 (0) 20 7665 4500

Panmure Gordon (Rule 3 adviser to Countrywide)
Hugh Morgan
Grant Harrison
Telephone: +44 (0) 20 7459 3600

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

22 December 2006

194

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 15 December 2006 from an official of Barclays plc, the extract of which is as follows.

"I hereby inform you that as at 14 December 2006, Barclays PLC through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 6.52%

Details of this interest, together with a breakdown of registered holders (as required by Section 202 (3) of the Act), are enclosed".

They have decreased their holding from 17,221,954 shares notified on 27 November 2006 to 11,133,516 shares which equates to 6.52% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
L Muen)
M Franklin)

CS1.4.77-5101Barclays.sl(ps)le221206

LEGAL ENTITY REPORT

COUNTRYWIDE

SEDOL: B00FQ06

As at 14 December 2006 Barclays PLC through the legal entities listed below, had a notifiable interest in 11,133,516 ORD GBP0.05 representing 6.52% of the issued share capital of 170,849,690 units.

Legal Entity	Holding	Percentage Held
Barclays Global Investors Australia Ltd	184,062	.1077
Barclays Capital Securities Ltd	931,085	.5450
Barclays Life Assurance Co Ltd	605,124	.3542
Barclays Global Investors Japan Ltd	412,126	.2412
Barclays Global Investors Ltd	5,789,255	3.3885
Barclays Capital Inc	60,000	.0351
Barclays Global Investors, N.A.	3,092,602	1.8101
Gerrard Ltd	59,262	.0347
Group Holding	**11,133,516**	**6.5165**

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

193

22 December 2006

Notification of Share Interest - Sections 198-203 of the Companies Act 1985

We have received a notice dated 21 December 2006 from an official of The Goldman Sachs Group Inc., the extract of which is as follows:-

"We hereby notify you that as at close of business on 19 December 2006, The Goldman Sachs Group Inc ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, no longer has a disclosable interest in shares."

They previously held 6,811,233 shares in Countrywide plc, as reported on 19 December 2006.

~~Director~~/Company Secretary
Countrywide plc

c.c.
H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington)
M Luen)
M Franklin)

CS1-4.80-5101GoldmanSachssl(ps)le221206

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

Embargo until 22 December 2006 at 7.30 a.m.

22 December 2006

Countrywide plc – Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following.

Countrywide plc's capital consists of 179,258,321 ordinary 5p shares with voting rights of which 8,408,456 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,849,865.

~~Director~~/Company Secretary
Countrywide plc

CS1.4.77-5101Voting Rightssl(ps)le291206

Countrywide plc

195

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 5 January 2007 from an official of Deutsche Bank AG, the extract of which is as follows:

"Further to our letter of 23 August 2006 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,851,720 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 6,093,447 ordinary shares of Countrywide plc amounting to 3.57%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They previously had no disclosable interest in Countrywide plc shares, as reported on 24 August 2006. They now hold 6,093,447 shares which equates to 3.57% of the total issued share capital of 170,851,720 shares.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.82-5101DeutscheBansl(ps)le050107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

8 January 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,406,847	08.01.07	246	246	288p	23.09.05	Countrywide Sharesave Plan
8,406,601	08.01.07	1,609	1,609	140.8p	11.10.02	Savings Related Share Option Scheme (1996)

Following the above transfer, Countrywide plc now holds 8,404,992 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,851,720.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
L Muen)
M Franklin)

CS1.4.83-5101TreasuryShares1(ps)080107

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, SOUTH AFRICA OR JAPAN

Embargoed for release at 7.00 a.m. **9 January 2007**

COUNTRYWIDE PLC ("COUNTRYWIDE") – LETTER TO SHAREHOLDERS

Commenting on the Offer, Christopher Sporborg, Chairman of Countrywide, said:

"The Offer from 3i has been unanimously recommended by the Independent Directors of Countrywide, who believe the Offer is fair and reasonable and takes full account of Countrywide's strengths and prospects. 3i's interest originally became public in September last year, and their offer is the only one which has been made for Countrywide and I urge Shareholders to vote in favour of it."

The following is the full text of a letter sent to Shareholders today by Christopher Sporborg:

"Dear Shareholder,

RECOMMENDED OFFER FOR COUNTRYWIDE PLC

The Scheme Document containing details of the recommended cash and share offer for Countrywide by Charlie Holdco 4 was posted to you on 21 December 2006. As the EGM and the Court Meeting are taking place on **Monday 15 January 2007**, I am writing to you to urge you to return the blue and pink Forms of Proxy, as soon as possible, and in any event by no later than:

Blue Forms of Proxy for the Court Meeting	**10.30 a.m. on 13 January 2007**
Pink Forms of Proxy for the EGM	**10.40 a.m. on 13 January 2007**

as set out in the Scheme Document and in Appendix I to this letter.

It is very important to ensure that as many Shareholders as possible cast their votes in relation to the Court Meeting and the EGM, to ensure that the outcome of the EGM and the Court Meeting fairly reflects the wishes of Shareholders and undue weight is not given to the wishes of a small minority of shareholders. Based on the Closing Price of a Rightmove Share of 400 pence on 5 January 2007, being the latest practicable Business Day prior to the date of this letter, the Offer values each Countrywide Share at 556.1 pence and the existing ordinary share capital of Countrywide at approximately £950.0 million.

Shareholders may be aware of the public letter released by Artisan Partners Limited Partnership ("Artisan"), a shareholder in Countrywide, on 4 January 2007 setting out why they are voting against the Proposals.

The letter from Artisan suggests that the Independent Directors made their decision to recommend the Proposals focusing on the cyclicality of Countrywide's results in 2004 and 2005. The Independent Directors set out carefully the background to and reasons for their unanimous recommendation of the offer from Charlie Holdco 4 in the press release dated 12 December 2006 and in the Scheme Document posted to Shareholders on 21 December 2006, making it clear that we took into account a wide range of factors in reaching that decision.

Much of the content of the letter from Artisan is information which Shareholders and the broader stock market is fully aware of and, indeed, was fully aware of before the offer approach from 3i Investments plc and which was therefore already reflected in the market value of Countrywide.

However, in relation to Artisan's comments on Realogy Corporation ("Realogy"), the Independent Directors believe that it is not an appropriate comparison for the following reasons:

- Realogy's largest segment is its Real Estate Franchise Services division ("RFG") (73 per cent. of estimated 2006 EBITDA), which derives substantially all of its revenue from franchise royalty fees under long-term (typically ten year) franchise agreements that generate stable and recurring revenues and high EBITDA margins of circa 75 per cent.;

- franchise based earnings are significantly less volatile than owned-branch based earnings. Indeed, Realogy has estimated that a 5 per cent. decrease in the number of closed homesale transactions would only lead to a circa 4 per cent. decline in RFG's EBITDA, as compared with a fall into negative EBITDA in its Company Owned Real Estate Brokerage Services segment ("NRT") under the same scenario;

- in contrast, circa 90 per cent. of Countrywide's estate agency branches are owned (117 of Countrywide's 1,177 estate agency branches are franchised);

- the US and UK housing markets are at different points in their cycles, which makes any comparison of valuation multiples flawed. After five years of year-on-year increases in the number of US homesale transactions, 2006 has shown a significant decline with neither the National Association of Realtors nor Fannie Mae, in their December 2006 outlook reports, forecasting an improvement in transaction volumes for 2007. In contrast, UK housing market volumes have recovered from their cyclical lows in 2004 and 2005; and

- the premium being offered to Realogy's undisturbed share price on 15 December 2006 is 18 per cent.; Charlie Holdco 4's offer for Countrywide represented a premium, when it was announced, of:

  - 31.3 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide; and

  - 19.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide.

I would also reiterate that although the Independent Directors and their advisers did receive approaches from certain third parties regarding their interest in possibly making an offer for Countrywide (which were investigated with the full co-operation of the Management Team), none of them resulted in any proposals being made and the Independent Directors are not aware of any other parties which are currently contemplating making a competing offer.

The Independent Directors note the announcement yesterday evening by Boussard & Gavaudan Asset Management Limited Partnership.

The Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. Accordingly, the Independent Directors unanimously recommend you to vote in favour of the resolutions proposed at the Court Meeting and the EGM required to implement the Scheme, as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to, in aggregate, 100,000 Countrywide Shares which represent approximately 0.06 per cent. of Countrywide's issued ordinary share capital. In providing advice to the Independent Directors, Hawkpoint and Panmure Gordon have taken into account the commercial assessments of the Independent Directors.

Hawkpoint has, and has recently had, corporate advisory relationships with 3i and certain companies in which 3i is an investor and, as a consequence, is not an independent adviser in accordance with Rule 3 of the City Code with respect to the Proposals.

In compliance with Rule 27.1 of the City Code, there are no material changes in any of the information provided to Shareholders relating to Countrywide, the Countrywide Group or the opinions of the Independent Directors, except as disclosed in Appendix III to this letter. In compliance with Rule 27.2 and Rule 28.5 of the City Code, the Directors of Countrywide confirm that the profit forecast contained in the Scheme Document remains valid, and that Hawkpoint, Panmure Gordon and BDO have no objection to their reports continuing to apply.

In compliance with Rule 27.1 of the City Code, there are no material changes in any of the information provided to Shareholders relating to Charlie Holdco 4, the Charlie Holdco Group, 3i, the 3i Investors or the opinions of the directors of Charlie Holdco 4, except as disclosed in Appendix III to this letter. Further, on the basis of publicly available information, the directors of Charlie Holdco 4 and the 3i Investment Committee (whose names are set out in paragraphs 2(b) and 2(c) respectively of Appendix VI to the Scheme Document) are not aware of any material changes in any of the information provided to Shareholders relating to Rightmove, except as disclosed in Appendix III to this letter.

Yours faithfully

Christopher Sporborg
Chairman

Terms defined in the Scheme Document shall have the same meaning in this letter.

The Independent Directors accept responsibility for the information contained in this letter, save for the information relating to Realogy Corporation, and, to the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Independent Directors accept responsibility for the correct extraction of the information relating to Realogy Corporation, which has been compiled from publicly available information (as set out in Appendix II – Bases and sources).

Harry Hill, Mike Nower and Grenville Turner, being the executive directors of Countrywide, accept responsibility for the information in this letter relating to Countrywide given in order to comply with Rule 27.1, 27.2 and 28.5 of the City Code (except in relation to the opinions of the Independent Directors) and, to the best of the knowledge and belief of Harry Hill, Mike Nower and Grenville Turner (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Charlie Holdco 4, whose names are set out in paragraph 2(b) of Appendix VI to the Scheme Document, accept responsibility for the information in this letter relating to Charlie Holdco 4 and the Charlie Holdco Group given in order to comply with Rule 27.1 of the City Code and, to the best of the knowledge and belief of the directors of Charlie Holdco 4 (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The 3i Investment Committee, whose names are set out in paragraph 2(c) of Appendix VI to the Scheme Document, accept responsibility for the information in this letter relating to 3i, the 3i Investors, Charlie Holdco 4 and the Charlie Holdco Group given in order to comply with Rule 27.1 of the City Code and, to the best of the knowledge and belief of the 3i Investment Committee (who have taken all reasonable care to ensure that such is the case), the information for which they are taking responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Charlie Holdco 4 and the 3i Investment Committee, whose names are set out in paragraphs 2(b) and 2(c) respectively of Appendix VI to the Scheme Document, each take responsibility for the correct extraction of the information in this letter relating to Rightmove given in order to comply with Rule 27.1 of the City Code, which has been compiled from publicly available information.

Hawkpoint, Panmure Gordon and BDO have all given and not withdrawn their consent to the issue of this letter with the references to their names in the form and context in which they appear.

Appendix I – Action to be taken

Voting at the Court meeting and the EGM

The Court Meeting and the EGM will be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 a.m. and 10.40 a.m. respectively (or in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned) on 15 January 2007. The Scheme requires approval at both of these meetings.

You will find enclosed with the Scheme Document:

- a blue Form of Proxy for use in respect of the Court Meeting;
- a pink Form of Proxy for use in respect of the EGM;
- attendance cards relating to the Meetings;
- if you are not a CREST Shareholder, a green Form of Election for use in respect of the Rightmove Sale Election; and
- a reply paid envelope for use in the United Kingdom.

If you have not received all of the documents relevant to you, please contact Capita Registrars on the helpline telephone number indicated below.

Whether or not you intend to attend both or either of the Meetings, please complete the Forms of Proxy enclosed with the Scheme Document and return them in accordance with the instructions printed thereon, as soon as possible, but in any event, so as to be received by post or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by no later than:

Blue Forms of Proxy for the Court Meeting	**10.30 a.m. on 13 January 2007**
Pink Forms of Proxy for the EGM	**10.40 a.m. on 13 January 2007**

(or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting).

Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Court Meeting is not lodged by then, it may be handed to Countrywide's registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. A reply-paid envelope was enclosed with the Scheme Document for your convenience if you are posting your documents in the UK. Alternatively, if you are a CREST Shareholder you may be able to use the CREST electronic proxy appointment services. Proxies submitted electronically must be sent as soon as is possible, and in any event so as to be received by no later than 10.30 a.m. on 13 January 2007 in the case of the Court Meeting and by 10.40 a.m. on 13 January 2007 in the case of the EGM (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The completion and the return of a Form of Proxy will not prevent you from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so.

To make an election for the Rightmove Sale Election

Non-CREST Shareholders

Scheme Shareholders who hold certificated Countrywide Shares and who wish to elect for the Rightmove Sale Election are requested to complete and return the green Form of Election using the reply paid envelope provided with the Scheme Document (if posting is being made within the UK) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible, but in any event so as to be received by no later than 4.30 p.m. on 9 February 2007.

CREST Shareholders

If you are a CREST Shareholder and wish to make an election for the Rightmove Sale Election you must elect to do so electronically via the procedure set out in Appendix V (Notes on Completing the Form of Election) to the Scheme Document.

If you fail or choose not to make an election by 4.30 p.m. on 9 February 2007 or if your Form of Election is invalid, you will, subject to the below, receive the Share Consideration due in respect of your Countrywide Shares.

Except as provided below, US Persons are not eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

Scheme Shareholders wishing to receive the Share Consideration in respect of their Countrywide Shares do NOT need to complete the green Form of Election or make any such election electronically.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, Rightmove Shares will not be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, US Persons or nominees who hold (or appear to the Company to hold) Countrywide Shares on behalf of US Persons and, accordingly, such Countrywide Shareholders and nominees will be deemed to have elected for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme unless prior to the Effective Date they can demonstrate to the satisfaction of the Company that receipt of such Rightmove Shares by them will not breach US securities law.

Any Countrywide Shareholder with a registered address in the United States or who is a US Person or a nominee who holds Countrywide Shares on behalf of any US Person who believes that they are, or hold on behalf of persons who are, eligible to receive Rightmove Shares under an exemption from US securities laws should contact Capita Registrars at +44 20 8639 2157 to determine whether and how such persons can receive the Rightmove Shares to which they are entitled under the Scheme.

Appendix II – Bases and sources

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(a) information concerning Realogy has been sourced from the Realogy Investor Presentation, dated 4 December 2006 and Form 10-12B, the registration filing of securities pursuant to section 12(b) of the Securities Exchange Act, filed by Realogy on 3 April 2006; and

(b) information concerning the forecast number of US homesale transactions has been sourced from Berson's Monthly Outlook December 2006 (Fannie Mae Economic & Mortgage Market Developments), dated 20 December 2006 and the National Association of Realtors US Economic Outlook December 2006.

Appendix III – Additional information

Further announcement by Countrywide

Since the date of the Scheme Document, Countrywide has released the following announcements:

"22 December 2006

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following.

Countrywide plc's capital consists of 179,258,321 ordinary 5p shares with voting rights of which 8,408,456 ordinary 5p shares held in Treasury.

Therefore, the total number of voting rights in Countrywide plc is 170,849,865."

Further announcements by Rightmove

Since the date of the Scheme Document, Rightmove has released the following announcements:

"3 January 2006

In conformity with the Transparency Directive's transitional provision 6, Rightmove plc (the "Company") would like to notify the market of the following:

The Company's capital consists of 132,658,018 ordinary shares of 1 pence each with voting rights. The Company does not have any Treasury shares or any other non voting shares.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules."

"4 January 2007

Further to the announcement made on 12 December 2006, a detailed update on current trading will now be provided on the earlier date of 9 January 2007.'"

Terms defined in the Scheme Document sent by the Company to Shareholders on 21 December 2006 shall have the same meaning in this announcement.

Enquiries

Countrywide Christopher Sporborg	Tel:	+44 (0) 783 6204 449
Hawkpoint (lead financial adviser to Countrywide) David Reid Scott David Renton Jonathan Coddington	Tel:	+44 (0) 20 7665 4500
Panmure Gordon (Rule 3 adviser and joint corporate broker to Countrywide) Tim Linacre Hugh Morgan	Tel:	+44 (0) 20 7459 3600
Hoare Govett (joint corporate broker to Countrywide) Ranald McGregor-Smith Bob Cowdell Jonathan Retter	Tel:	+44 (0) 20 7678 8000
Brunswick Group (Countrywide PR enquiries) John Sunnucks Kate Holgate	Tel:	+44 (0) 20 7404 5959

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hawkpoint nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Panmure Gordon nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

Hoare Govett, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Countrywide plc and no-one else in connection with the Proposals and will not be responsible to anyone other than Countrywide and the Independent Directors for providing the protections afforded to clients of Hoare Govett nor for providing advice in relation to the Proposals, the content of this announcement or any matter referred to therein.

PRESS ANNOUNCEMENT

FOR IMMEDIATE RELEASE

9 January 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,851,720 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No. 01376 500231

1 9 9

9 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 9 January 2007 from an official of Polygon Investment Partners HK Limited, the extract of which is as follows:

"In accordance with the provisions of Sections 198-202 of the Companies Act 1985, we give you notice that Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited, which act on behalf of Polygon Global Opportunities Master Fund, have a notifiable interest in 13,000,000 ordinary shares of five pence each in the capital of Countrywide plc (the "Company") amounting to 7.61% of the issued share capital of the Company, on the basis that its issued share capital is 170,851,720 ordinary shares".

This is the first notification we have received

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.88-5101Polygonsl(ps)le090107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 9 January 2007 from an official of UBS AG, the extract of which is as follows:

"Pursuant Section 198 of the Companies Act 1985, we write to inform you that as at the close of its business on 8 January 2007, UBS AG, acting through its business group and legal entities detailed below, had an interest in 13,904,488 Ordinary Shares of Countrywide plc representing 8.14% of the issued share capital of the Company (170,851,720).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act.

UBS business group/legal entity	**Breakdown of position held (%)**	
UBS AG London Branch	13,000,000 shares	7.61%
UBS Global Asset Management Life Limited	844,488 shares	0.49%
UBS Securities LLC	60,000 shares	0.04%
UBS AG - Total	**13,904,488 shares**	**8.14%**

"

This is the first notification we have received

Director/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.90-5101UBS AGsl(ps)le100107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

10 January 2007

701

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 5 January 2007 from an official of Deutsche Bank AG, the extract of which is as follows:

"Further to our letter of 5 January 2007 and in accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that on the basis that the relevant issued share capital of your company is 170,851,720 ordinary shares, Deutsche Bank AG, and its subsidiary companies have a notifiable interest in 7,063,660 ordinary shares of Countrywide plc amounting to 4.13%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch".

They have increased their holding from 6,093,447 shares notified on 8 January 2007 to 7,063,660 shares which equates to 4.13% of the issued share capital

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.88-5101DeutscheBansK(ps)le090107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 January 2007

Notification of Share Interest
Sections 198 – 203 of the Companies Act 1985 (the 'Act')

We have received a notice dated 10 January 2007 from an official of Credit Suisse, the extract of which is as follows:-

> "This notice relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").
>
> We hereby notify you that on 8 January 2007, following acquisitions, the Credit Suisse Securities (Europe) Limited no longer has a notifiable interest in shares of the Company for the purpose of section 198 of the Act".

They previously held 7,284,539 shares in Countrywide plc, as reported on 19 December 2006.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.92-5101CresitSuisses1(ps)le110107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

11 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 10 January 2007 from an official of Polygon Investment Partners HK Limited, the extract of which is as follows:

"In accordance with the provisions of Sections 198-202 of the Companies Act 1985, we give you notice that Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited, which act on behalf of Polygon Global Opportunities Master Fund, have a notifiable interest in 15,000,000 ordinary shares of five pence each in the capital of Countrywide plc (the "Company") amounting to 8.78% of the issued share capital of the Company, on the basis that its issued share capital is 170,851,720 ordinary shares".

They have increased their holding from 13,000,000 shares notified on 9 January 2007 to 15,000,000 shares which equates to 8.78% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.91-5101Polygonsl(ps)le110107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 January 2007

Notification of Transfer of Treasury Shares

Pursuant to sections 169A of the Companies Act 1985 and Listing rule 12.6.3, we write to advise you of the following transfer of shares from the Company Treasury CREST Account to satisfy share option exercised by an ex-employee who was also an option holder of the Company under the Savings Related Share Option Scheme.

No. of shares held in Treasury	Date of Transfer	No. of Shares Transferred from Treasury	No. of Options Exercised	Option Price per Share	Date Options Granted	Scheme
8,406,601	11.01.07	270	270	288p	23.09.05	Countrywide Sharesave Plan

Following the above transfer, Countrywide plc now holds 8,406,331 treasury shares in total.

The issued share capital of the Company (excluding shares held in treasury) now stands at 170,851,990.

~~Director~~/Company Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.93-5101TreasurySharessl(ps)110107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 11 January 2007 from an official of Polygon Investment Partners HK Limited, the extract of which is as follows:

"In accordance with the provisions of Sections 198-202 of the Companies Act 1985, we give you notice that Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investment Partners HK Limited, which act on behalf of Polygon Global Opportunities Master Fund, have a notifiable interest in 15,836,682 ordinary shares of five pence each in the capital of Countrywide plc (the "Company") amounting to 9.27% of the issued share capital of the Company, on the basis that its issued share capital is 170,851,990 ordinary shares".

They have increased their holding from 15,000,000 shares notified on 11 January 2007 to 15,836,682 shares which equates to 9.27% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.94-5101Polygonsl(ps)lc120107

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX

Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 9 January 2007 from an official of UBS AG, the extract of which is as follows:

"Pursuant Section 198 of the Companies Act 1985, we write to inform you that as at the close of its business on 9 January 2007, UBS AG, acting through its business group and legal entities detailed below, had an interest in 16,124,346 Ordinary Shares of Countrywide plc representing 9.43% of the issued share capital of the Company (170,851,990).

None of the Relevant Shares are shares in which UBS AG is interested by virtue of Section 208(5) of the Act.

UBS business group/legal entity	**Breakdown of position held (%)**	
UBS AG London Branch	15,000,000 shares	8.78%
UBS Global Asset Management Life Limited	947,684 Shares	0.55%
UBS Securities LLC	176,662 Shares	0.01%
UBS AG - Total	**16,124,346 shares**	**9.43%**

"

They have increased their holding from 13,904,488 shares reported on 10 January 2007, to 16,124,346 shares which equates to 9.43% of the issued share capital.

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.95-5101UBSAGsl(ps)le120107

PRESS ANNOUNCEMENT

207

FOR IMMEDIATE RELEASE

12 January 2007

COUNTRYWIDE PLC ("COUNTRYWIDE")

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Countrywide confirms that it now has 170,851,990 ordinary shares of 5 pence each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B00FQ060.

A further announcement will be made if appropriate.

Countrywide plc

Countrywide House
3 Perry Way
Witham
Essex CM8 3SX
Tel: 01376 533700
Fax: 01376 520465 / 01376 520758
DX No: 140680 WITHAM 4
Video Conference No: 01376 500231

12 January 2007

Notification of Share Interest
Sections 198-203 of the Companies Act 1985

We have today received the following notice dated 12 January 2007 from an official of JANA Partners LLC, the extract of which is as follows:

"In accordance with the provisions of Sections 198-202, Companies Act 1985, we hereby give notice that as of 11 January 2007, JANA Partners LLC, had a notifiable interest in 9,389,800 ordinary shares of five pence each in Countrywide plc (the "Company") amounting to 5.50% of the issued share capital of the Company, on the basis that its issued share capital is 170,851,990 ordinary shares".

This is the first notification we have received

~~Director~~/Secretary
Countrywide plc

c.c. H D Hill
M C Nower
G Turner
J Pleumeekers)
J Coddington) Hawkpoint
M Luen)
M Franklin)

CS1.4.97-5101JANAsl(ps)lc120107

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. Part 2 (*Explanatory Statement*) of this document comprises an explanatory statement in compliance with section 426 of the Companies Act 1985. If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser if you are in a territory outside the United Kingdom.

If you have sold or otherwise transferred all of your Countrywide Shares, please forward this document, but not the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. If you have sold or transferred only part of your holding of Countrywide Shares, you should retain these documents and consult the bank, stockbroker or other agent through whom the sale or transfer was effected.

Hawkpoint, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as lead financial adviser to Countrywide and no-one else in connection with the matters described in this document and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Hawkpoint or for providing advice in relation to the matters described in this document.

Panmure Gordon, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as independent adviser pursuant to Rule 3 of the City Code to Countrywide and no-one else in connection with the matters described in this document and will not be responsible to anyone other than Countrywide for providing the protections afforded to clients of Panmure Gordon or for providing advice in relation to the matters described in this document.

Citigroup, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Charlie Holdco 4, 3i Investments and the 3i Investors and no-one else in connection with the matters described in this document and will not be responsible to anyone other than Charlie Holdco 4, 3i Investments and the 3i Investors for providing the protections afforded to clients of Citigroup or for providing advice in relation to matters set out in this document.

RECOMMENDED CASH AND SHARE OFFER

by

Charlie Holdco 4 Limited

for

Countrywide plc

by means of a

Scheme of Arrangement

under section 425 of the Companies Act 1985

Shareholders should carefully read the whole of this document and the accompanying Forms of Proxy and, for holders of certificated Countrywide Shares, the Form of Election. However, your attention is drawn to the letter from the Chairman of Countrywide in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document which contains the unanimous recommendation of the Offer and to vote in favour of the resolutions proposed at the Meetings required to implement the Scheme by the Independent Directors and a letter from Hawkpoint and Panmure Gordon explaining the Scheme in greater detail, which is set out in Part 2 (*Explanatory Statement*) of this document.

Notices of a meeting of Countrywide convened by order of the Court to be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA on 15 January 2007 at 10.30 a.m. and of an Extraordinary General Meeting of Countrywide to be held at 10.40 a.m. (or as soon thereafter as the preceding Court Meeting has been concluded or adjourned) on the same date and at the same location are set out at the end of this document.

The action to be taken in respect of the Meetings is set out on pages 3 to 5 of this document and also in paragraph 10 of Part 1 (*Letter from the Chairman of Countrywide plc*) of this document. Whether or not you intend to attend both or either of the Meetings in person, please complete the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon as soon as possible, but in any event so as to be received by post or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by 10.30 a.m. on 13 January 2007 in the case of the Court Meeting and by 10.40 a.m. on 13 January 2007 in the case of the EGM (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). If the blue Form of Proxy for use at the Court Meeting is not lodged by then, it may be handed to Countrywide's registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so.

Scheme Shareholders wishing to make an election for the Rightmove Sale Election must, if you hold your Countrywide Shares in certificated form, complete and sign the Form of Election in accordance with the instructions printed thereon and return it to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU or, if you are a CREST Shareholder, complete an electronic election through CREST, as soon as is possible, but in any event, so as to be received by 4.30 p.m. on 9 February 2007.

If you have any questions relating to this document or the completion and return of your Forms of Proxy or Form of Election, please call Capita Registrars on 0870 162 3121 between 9.00 a.m. and 5.00 p.m. Monday to Friday or, from outside the United Kingdom, on +44 20 8639 2157. Please note that, for our joint protection, calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given, nor will any legal, tax or financial advice be given.

The distribution of this document and the availability of the Proposals in jurisdictions outside the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Under the terms of the Scheme, the Company has the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme where the Company believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements or require the Company, Rightmove or Charlie Holdco 4 to comply with any regulatory or other obligations which they consider to be unduly onerous. The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, unless an exemption under such Act is applicable, any Countrywide Shareholder who is a US Person or who holds on behalf of a US Person will not be eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale

Election in respect of all Rightmove Shares to which he is entitled under the Scheme. Rightmove Shares may not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person.

Neither this document nor the accompanying documents constitutes an offer or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to these documents or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

This document, including information included or incorporated by reference in this document, may contain "forward-looking statements" concerning Charlie Holdco 4 and the Countrywide Group. Generally, the words "will", "may", "should", "continue", "believes", "expects", "intends", "anticipates" or similar expressions identify forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions and the behaviour of other market participants. Although Charlie Holdco 4 and Countrywide believe that the expectations reflected in such forward-looking statements are reasonable, Charlie Holdco 4 and Countrywide can give no assurance that such expectations will prove to have been correct. Charlie Holdco 4 and Countrywide caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

Some words and terms used in this document are defined in Appendix VIII (*Definitions*) to this document. All times referred to are London times unless otherwise stated.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Countrywide, all "dealings" in any "relevant securities" in Countrywide (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. on the Business Day following the date of the relevant transaction. This requirement will continue until the Effective Date or when the "offer period" for the purposes of the City Code otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Countrywide they will be deemed to be a single person for the purpose of Rule 8.3. Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Countrywide by Countrywide or Charlie Holdco 4 or by any of their respective "associates", must be disclosed by no later than 12.00 noon on the Business Day following the date of the relevant transaction.

In addition, as a consequence of Rightmove Shares being included in the Offer, the Panel has imposed a further requirement that all dealings in securities of Rightmove by Charlie Holdco 4 or Countrywide, or any of their respective "associates", must also be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transactions on the same basis as if Rightmove securities were "relevant securities" for the purpose of Rule 8.1 of the City Code.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotations marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

Neither the US Securities and Exchange Commission nor any US state securities commission has passed upon the accuracy or adequacy of this document. The Rightmove Shares have not been approved or disapproved by the US Securities and Exchange Commission or any US state securities commission. Any representation to the contrary is a criminal offence in the United States.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (THE "RSA") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

The Scheme is in respect of securities of a non-US company. This document and the accompanying documents have been prepared for the purposes of complying with English law, the City Code and the Listing Rules and information disclosed may not be the same as that which would have been prepared in accordance with the laws of jurisdictions outside England, including those of the United States. Any financial statements or other financial information included in this document have been prepared in accordance with non-US accounting standards that may not be comparable to the financial statements of US companies. It may be difficult for Countrywide Shareholders who are US Persons to enforce any rights and claims that they might have arising under the US federal securities laws in respect of the Scheme.

ACTION TO BE TAKEN

Voting at the Court meeting and the EGM

The Court Meeting and the EGM will be held at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.30 a.m. and 10.40 a.m. respectively (or in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned) on 15 January 2007. The Scheme requires approval at both of these meetings.

You will find enclosed with this document:

- a blue Form of Proxy for use in respect of the Court Meeting;
- a pink Form of Proxy for use in respect of the EGM;
- attendance cards relating to the Meetings;
- if you are not a CREST Shareholder, a green Form of Election for use in respect of the Rightmove Sale Election; and
- a reply paid envelope for use in the United Kingdom.

If you have not received all of the documents relevant to you, please contact Capita Registrars on the helpline telephone number indicated below.

Whether or not you intend to attend both or either of the Meetings, please complete the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon, as soon as possible, but in any event, so as to be received by post or, during normal business hours only, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by no later than:

Blue Forms of Proxy for the Court Meeting	**10.30 a.m. on 13 January 2007**
Pink Forms of Proxy for the EGM	**10.40 a.m. on 13 January 2007**

(or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting).

Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Court Meeting is not lodged by then, it may be handed to Countrywide's registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. A reply-paid envelope is enclosed for your convenience if you are posting your documents in the UK. Alternatively, if you are a CREST Shareholder you may be able to use the CREST electronic proxy appointment services. Proxies submitted electronically must be sent as soon as is possible, and in any event so as to be received by no later than 10.30 a.m. on 13 January 2007 in the case of the Court Meeting and by 10.40 a.m. on 13 January 2007 in the case of the EGM (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The completion and the return of a Form of Proxy will not prevent you from attending and voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF INDEPENDENT SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

To make an election for the Rightmove Sale Election

Non-CREST Shareholders

Scheme Shareholders who hold certificated Countrywide Shares and who wish to elect for the Rightmove Sale Election are requested to complete and return the enclosed green Form of Election using the reply paid envelope provided (if posting is being made within the UK) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as

soon as possible, but in any event so as to be received by no later than 4.30 p.m. on 9 February 2007.

CREST Shareholders

If you are a CREST Shareholder and wish to make an election for the Rightmove Sale Election you must elect to do so electronically via the procedure set out in Appendix V (*Notes on Completing the Form of Election*) to this document.

If you fail or choose not to make an election by 4.30 p.m. on 9 February 2007 or if your Form of Election is invalid, you will, subject to the below, receive the Share Consideration due in respect of your Countrywide Shares.

Except as provided below, US Persons are not eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

Scheme Shareholders wishing to receive the Share Consideration in respect of their Countrywide Shares do NOT need to complete the green Form of Election or make any such election electronically.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, Rightmove Shares will not be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, US Persons or nominees who hold (or appear to the Company to hold) Countrywide Shares on behalf of US Persons and, accordingly, such Countrywide Shareholders and nominees will be deemed to have elected for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme unless prior to the Effective Date they can demonstrate to the satisfaction of the Company that receipt of such Rightmove Shares by them will not breach US securities law.

Any Countrywide Shareholder with a registered address in the United States or who is a US Person or a nominee who holds Countrywide Shares on behalf of any US Person who believes that they are, or hold on behalf of persons who are, eligible to receive Rightmove Shares under an exemption from US securities laws should contact Capita Registrars at +44 20 8639 2157 to determine whether and how such persons can receive the Rightmove Shares to which they are entitled under the Scheme.

Other Overseas Shareholders

Other Overseas Shareholders should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Rightmove Shares to which they are entitled under the Scheme. If a Countrywide Shareholder is in any doubt as to his eligibility to receive Rightmove Shares he should contact his independent professional adviser immediately. Under the terms of the Scheme the Company has the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme where the Company believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements or require the Company, Rightmove or Charlie Holdco 4 to comply with any regulatory or other obligations which they consider to be unduly onerous.

Overseas Shareholders should read paragraph 16 of Part 2 (*Explanatory Statement*) of this document.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or the Form of Election, please call the Company's registrars, Capita Registrars on 0870 162 3121 or, if telephoning from outside the United Kingdom, on +44 20

8639 2157, Monday to Friday from 9.00 a.m. to 5.00 p.m. Please note that for our joint protection, calls to these numbers will be monitored or recorded, and no *advice on the* merits of the Proposals or legal, tax or financial advice will be given.

TABLE OF CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS 8
PART 1 – LETTER FROM THE CHAIRMAN OF COUNTRYWIDE PLC 9
1. Introduction 9
2. The Proposals 9
3. Rightmove Sale Election 10
4. Background to and reasons for the recommendation of the Offer 11
5. Directors, Management and Employees 12
6. Current Trading and Prospects 13
7. Profit Forecast 13
8. Countrywide Share Schemes 14
9. Taxation 14
10. Action to be Taken 14
11. Irrevocable Undertakings and Inducement Fee 16
12. Further Information 16
13. Recommendation 16
PART 2 – EXPLANATORY STATEMENT 18
1. Introduction 18
2. The Proposals 19
3. Rightmove Sale Election 20
4. Structure of the Proposals 20
5. Profit Forecast 24
6. Irrevocable Undertakings 24
7. Inducement Fee 25
8. Information on Charlie Holdco 4, 3i and the 3i Investors 25
9. Financing of the Offer 26
10. Information on Countrywide 26
11. Information on Rightmove 27
12. Directors, Management and Employees and the effect of the Scheme on their interests 27
13. Reasons for the Offer and future plans for Countrywide 28
14. Countrywide Share Schemes 28
15. Suspension and Delisting of Countrywide Shares 29
16. Overseas Shareholders 29
17. Transaction Agreement 30
18. Management Arrangements 30
19. Taxation 31
20. United States Taxation 34
21. Settlement 34
22. Action to be Taken 35
23. Further Information 35
PART 3 – THE SCHEME OF ARRANGEMENT 36

APPENDIX I 45
Conditions to the implementation of the Scheme and the Proposals 45
APPENDIX II 52
Further information on the Charlie Holdco Group and 3i 52
PART A 52
Information on Charlie Holdco 4 52
PART B 58
Financial information on 3i 58
APPENDIX III 62
Further information on the Countrywide Group 62
PART A 62
Historical financial information on the Countrywide Group 62

Section 1 ... 63
Historical financial information on the Countrywide Group for the year ended 31 December 2005 and the year ended 31 December 2004 prepared in accordance with IFRS ... 63
Section 2 ... 114
Historical financial information on the Countrywide Group for the year ended 31 December 2004 and the year ended 31 December 2003 prepared in accordance with UK GAAP ... 114
Section 3 ... 152
Unaudited interim results of Countrywide for the six months ended 30 June 2006 prepared in accordance with IFRS ... 152
PART B ... 167
Profit forecast of the Countrywide Group for the year ending 31 December 2006 ... 167
APPENDIX IV ... 172
Further information on Rightmove ... 172
PART A ... 172
Historical financial information on Rightmove ... 172
Section 1 ... 173
Historical financial information on Rightmove for the year ended 31 December 2004 and the year ended 31 December 2005 ... 173
Section 2 ... 197
Historical financial information on Rightmove for the year ended 31 December 2003 and the year ended 31 December 2004 ... 197
Section 3 ... 211
Unaudited interim results of Rightmove for the six months to 30 June 2006 ... 211
PART B ... 221
Summary of the Memorandum and Articles of Association of Rightmove ... 221
PART C ... 228
Further information ... 228
APPENDIX V ... 230
Notes on Completing the Form of Election ... 230
APPENDIX VI ... 232
Additional Information ... 232
APPENDIX VII ... 250
Bases and Sources ... 250
APPENDIX VIII ... 251
Definitions ... 251

NOTICE OF COURT MEETING ... 258
NOTICE OF EXTRAORDINARY GENERAL MEETING ... 260

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

EVENT	**(TIME AND) DATE**
Latest time for lodging blue Forms of Proxy for the Court Meeting(1)	10.30 a.m. on 13 January 2007(2)
Latest time for lodging pink Forms of Proxy for the EGM(1)	10.40 a.m. on 13 January 2007(2)
Voting Record Time for Court Meeting and EGM	6.00 p.m. on 13 January 2007(3)
Court Meeting	**10.30 a.m. on 15 January 2007**
EGM	**10.40 a.m. on 15 January 2007(4)**

The following dates are subject to change, please see note (7) below

Scheme Court Hearing (to sanction the Scheme)	6 February 2007
Reduction Record Time	6.00 p.m. on 7 February 2007
Reduction Court Hearing (to confirm the Reduction of Capital)	8 February 2007
Last day of dealings in Countrywide Shares	9 February 2007
Last time for receipt of green Forms of Election for the Rightmove Sale Election(5)	4.30 p.m. on 9 February 2007(2)
Scheme Record Time	6.00 p.m. on 9 February 2007
Effective Date	**12 February 2007**
Delisting of Countrywide Shares	8.00 a.m. on 12 February 2007
Latest date for despatch of cheques for Cash Consideration and Rightmove Share certificates in respect of Share Consideration(6)	26 February 2007
Latest date for CREST accounts to receive Rightmove Shares or cash to be credited(6)	26 February 2007

(1) A blue form of proxy for the Court Meeting not so lodged may be handed to Countrywide's registrars, Capita Registrars, at that meeting before the taking of the poll. However, the pink forms of proxy for the EGM must be lodged by 10.40 a.m. on 13 January 2007 in order to be valid (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting). The Court Meeting and EGM will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London, EC2A 2HA.

(2) Please see paragraph 10 in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document.

(3) If either the Court Meeting or EGM is adjourned, the Voting Record Time for the adjourned Meeting will be 6.00 p.m. on the date two days before the date set for the adjourned meeting.

(4) To commence at 10.40 a.m. or, if later, immediately following the conclusion of the Court Meeting.

(5) CREST Shareholders who wish to elect for the Rightmove Sale Election must do so electronically. Please see Appendix V to this document for further details.

(6) Cash payable in respect of the Rightmove Sale Proceeds will be paid within five Business Days following completion of the sale of all of the Rightmove Sale Shares.

(7) These dates and times are indicative only and will depend, *inter alia*, on the dates upon which the Court sanctions the Scheme and the associated Reduction of Capital and whether the Conditions are either satisfied or waived. If the expected date of the Scheme Court Hearing is changed, Countrywide will give notice of this change by issuing a circular to Countrywide Shareholders and by issuing an announcement through a Regulatory Information Service. All Countrywide Shareholders have the right to attend the Scheme Court Hearing and the Reduction Court Hearing.

Unless otherwise stated, all references to times are to London times.

PART 1

LETTER FROM THE CHAIRMAN OF COUNTRYWIDE PLC

Countrywide plc

Countrywide House
Perry Way
Witham
Essex
CM8 3SX

21 December 2006

Independent Directors
C. H. Sporborg (Chairman)
A. J. Brown (Non-Executive Director)
P. W. Mason (Non-Executive Director)
M. J. Gordon (Non-Executive Director)

Excludes H. D. Hill (Managing Director), M. C. Nower (Finance Director) and G. Turner (Executive Director)

To Countrywide Shareholders and, for information only, to participants in the Countrywide Share Schemes

Dear Shareholder,

RECOMMENDED OFFER FOR COUNTRYWIDE PLC

1. Introduction

On 12 December 2006, Charlie Holdco 4 and the Independent Directors announced that they had reached agreement on the terms of a recommended cash and share offer by Charlie Holdco 4 for all of the issued and to be issued ordinary share capital of Countrywide of 490 pence and 0.16518 Rightmove Shares per Countrywide Share. The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of the Announcement). The Proposals are to be implemented by means of a scheme of arrangement pursuant to section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act).

Charlie Holdco 4 is a new company formed for the purpose of implementing the Proposals. On the Effective Date, Charlie Holdco 4 will be indirectly owned by the 3i Investors together with the Management Team who will own a minority shareholding.

The Management Team includes Harry Hill, Mike Nower and Grenville Turner. By reason of their interests in Charlie Holdco 4, each of these Directors absented themselves from all deliberations of the Board in connection with the Proposals and a committee of the Board, comprising the Independent Directors, was established for the purpose of progressing and considering the Proposals and making the recommendation in relation to the Offer. Further details of the interests of the Management Team are set out in paragraph 18 of Part 2 (*Explanatory Statement*) of this document.

I am now writing to you to explain the background to, and the terms of the Proposals and the reasons why the Independent Directors are recommending that you vote in favour of the resolutions proposed at the Meetings required to implement the Scheme. This document contains details of the Proposals and notices of the Meetings at which the Proposals will be put to Countrywide Shareholders.

2. The Proposals

The Proposals will be implemented by means of the Scheme of Arrangement between Countrywide and the Scheme Shareholders under section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act). Full details of the Scheme are set out in Part 3

(*The Scheme of Arrangement*) of this document. The Scheme is subject to the Conditions and further terms set out in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document. If the Scheme (and the Reduction of Capital) becomes effective, the Scheme Shares will be cancelled and Scheme Shareholders on the register of members at the Scheme Record Time will receive:

for each Scheme Share **490 pence in cash and 0.16518 Rightmove Shares**

The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of the Announcement) and represents a premium of approximately:

- 31.3 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the average Closing Price of a Rightmove Share was 300.6 pence over the same period); and
- 19.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 335.5 pence on this date).

The entitlement of Scheme Shareholders to receive Rightmove Shares pursuant to the Scheme will be satisfied by a return of capital in specie of Rightmove Shares by Countrywide pursuant to the terms of the Scheme. The Rightmove Shares are listed on the Official List and admitted to trading on the London Stock Exchange. The Countrywide Group presently owns 28,515,375 Rightmove Shares, representing approximately 21.5 per cent. of the existing issued share capital of Rightmove. Entitlements to Rightmove Shares under the Scheme will be rounded down to the nearest whole Rightmove Share. Fractional entitlements to Rightmove Shares will be aggregated and sold after the Effective Date and the net proceeds of such sale paid in cash to Scheme Shareholders *pro rata* to their entitlements.

The Rightmove Shares that eligible Scheme Shareholders are entitled to receive pursuant to the Scheme are credited as fully paid and rank *pari passu* in all respects with all other listed Rightmove Shares.

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, unless an exemption under such Act is applicable, US Persons will not be eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election (further details of which are set out below) in respect of all Rightmove Shares to which they are entitled under the Scheme. The Rightmove Shares will not be offered, sold, resold, taken up, delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person.

If the Scheme becomes effective, your Countrywide Shares will be cancelled irrespective of whether or not you attend or vote, and if you have voted, whether you have voted for or against the Scheme, at the Court Meeting or the EGM. Upon the Scheme becoming effective, new Countrywide Shares will be issued to Charlie Holdco 4 and the Countrywide Group will become wholly owned by Charlie Holdco 4. You will receive the consideration described above in consideration for the cancellation of your Countrywide Shares.

3. Rightmove Sale Election

Pursuant to the Rightmove Sale Election, Scheme Shareholders will be able to make an election to sell all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme. The Rightmove Sale Shares will be sold on behalf of the relevant Scheme Shareholders as soon as practicable following the Effective Date. Following completion of the sale of all of the Rightmove Sale Shares, the Rightmove Sale Proceeds will be remitted by the Company to the relevant Scheme Shareholders on a *pro rata* basis according to the number of Rightmove Shares in respect of which such elections were made.

Countrywide has entered into the Placing Agreement with UBS pursuant to which UBS has agreed to procure purchasers for, or otherwise to purchase itself, the Rightmove Sale Shares at a price to be determined following an accelerated book-building process as soon as practicable following the Effective Date. Countrywide has agreed to pay UBS a commission of 1.35 per cent. of the value of the Rightmove Sale Shares at the placing price, which will be deducted from the Rightmove Sale Proceeds. Under the terms of the Placing Agreement, UBS has certain limited termination rights in the event of a material breach of the warranties. Further details of the Placing Agreement are set out in paragraph 7 of Appendix VI (*Additional Information*) to this document.

Scheme Shareholders electing for the Rightmove Sale Election acknowledge they shall have no rights against UBS in respect of the placing of the Rightmove Sale Shares including in respect of its timing or determination of the placing price or otherwise.

In particular, Scheme Shareholders should note that there is no guarantee that it will be possible for the Rightmove Sale Shares to be sold for a price at or close to the current market price of Rightmove Shares, or at all in the event that the Placing Agreement does not become unconditional. If a Countrywide Shareholder is in any doubt as to whether he should take receipt of Rightmove Shares or make an election under the Rightmove Sale Election he should contact his independent professional adviser immediately.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

4. Background to and reasons for the recommendation of the Offer

Over the past 21 years, Countrywide has become the largest estate agency group in the UK and has developed a business model based on a successful multi-brand estate agency business operating throughout the UK. On the back of this core business, additional revenues are generated by providing financial products, surveying and valuation and conveyancing services. In 2004, Countrywide successfully simplified the structure of the Countrywide Group by demerging Chesnara plc, its closed book life assurance subsidiary, and in March 2006, Rightmove, its joint venture with a number of other large estate agency and financial services groups, was successfully floated on the London Stock Exchange. Under the Proposals, Countrywide Shareholders will (subject to certain exceptions for Overseas Shareholders) receive, by way of a return of capital in specie, the Rightmove Shares currently held by Countrywide.

The value of Countrywide should be assessed in the context of the strong interlinkages between its different businesses, which the Independent Directors believe make any separation of Countrywide's businesses difficult to achieve without significantly reducing the revenues and profits of each of the businesses. It is the Independent Directors' belief that the Countrywide Group's exposure to the volatility of volumes in the national second-hand residential property market, coupled with the important trading relationships between its businesses, are the main reasons why Countrywide has not attracted a stock market rating consistent with one that could be derived from a valuation of Countrywide's individual businesses on a separate standalone basis.

The financial performance of the Countrywide Group is closely linked to the performance of the core estate agency business which, in turn, is heavily influenced by transaction volumes in the second-hand residential housing market in the UK. These transaction volumes can fluctuate significantly and in late 2004 and the first half of 2005, Countrywide experienced a significant decline in transaction volumes as did the rest of the market. As a result, Countrywide made pre exceptional operating profits of only £2.4 million in the first six months of 2005. Countrywide placed £29 million of shares in March 2005 to reduce debt levels significantly when trading conditions were difficult, following the acquisition of Bradford and Bingley's estate agency and surveying businesses for £44 million. It was also necessary to reduce the dividend from 13.8 pence per share in 2003 to 9.0 pence per share in 2004 as a result of the difficult trading environment and resulting cash constraints. In 2005, the total return to shareholders was 10.3 pence per share (comprising 4.0 pence per share by way of dividends and 6.3 pence per share by way of share buybacks).

The announcement of the government's decision on Home Information Packs ("HIPs") on 18 July 2006 was disappointing for Countrywide, as HIPs represented a potentially sizeable opportunity to develop a significant new business area for Countrywide. It is the Independent Directors' belief that the prospect of the HIPs legislation had provided a significant measure of support for Countrywide's share price during the difficult property market conditions of late 2004 and 2005. Rumours of the impending decision and the government's formal announcement had a significant impact on Countrywide's share price, which fell by 24 per cent. to 383.5 pence between 4 July 2006 and 20 July 2006.

The Independent Directors believe that the Countrywide Group has the opportunity to develop in a number of areas. Most notably, its conveyancing business has the potential to grow as has its lettings business. Whilst the group is already a major player in both these markets, the Independent Directors believe that, with the right level of investment in offices and IT systems, further market share gains can be made. However, these opportunities for development also carry implementation risks. Further, there are competitive risks to the business from alternative business models including online portals and automated valuation methods.

Countrywide's business is a cyclical one and, in the "post HIPs" era, the Independent Directors can see little in the way of catalysts for a fundamental re-rating of Countrywide, which would see its share price moving, in the short to medium term, towards the brief highs seen in the second quarter of 2006.

The Independent Directors have also taken into account the fact that at the time of the demerger in 2004, Countrywide undertook a return of capital to shareholders of £85 million, financed by new bank facilities. The introduction of an element of gearing into Countrywide's balance sheet was a new step for Countrywide and the process of raising the new bank facilities highlighted the relative lack of appetite on the part of lending institutions to provide significant facilities to Countrywide as a quoted company to return capital to its shareholders.

Following the announcement in September 2006 that Countrywide had received a proposal from 3i Investments, the Independent Directors and their advisers did receive approaches from certain third parties regarding their interest in possibly making an offer for Countrywide. These approaches were investigated with the full co-operation of the Management Team but none of them resulted in any proposals being made and the Independent Directors are not aware of any other parties which are currently contemplating making a competing offer.

Taking all of the above factors into account, together with the premium being offered (both including and excluding the Rightmove stake held by Countrywide) to the share price in the period prior to talks being announced, the Independent Directors will unanimously recommend that Countrywide Shareholders vote in favour of the resolutions to be proposed at the Meetings required to implement the Scheme, as it is their firm belief that the terms of the Offer are fair and reasonable and take proper account of Countrywide's strengths and its prospects and Countrywide Shareholders will (subject to certain exceptions for Overseas Shareholders) also receive, *pro rata*, the shares in Rightmove (which is quoted on the Official List) held by Countrywide.

5. Directors, Management and Employees

Charlie Holdco 4 has confirmed to the Independent Directors that, following the Scheme becoming effective, the existing employment rights, terms and conditions of all the employees of the Countrywide Group will be safeguarded. Charlie Holdco 4's plans do not involve any material change in the conditions of employment of the employees of the Countrywide Group, nor are there any plans to change the principal locations of the Countrywide Group's business. Countrywide's pension obligations will be complied with. Charlie Holdco 4 has stated that it has no intentions to make detrimental changes to the benefits provided under the Countrywide pension schemes.

The Independent Directors have undertaken to resign from the Board upon the Scheme becoming effective.

Save as disclosed in this document, the effect of the Scheme on the interests of the Directors will not differ from its effect on the interests of any other Scheme Shareholder.

Further details of certain arrangements with the Management Team are set out in paragraph 18 of Part 2 (*Explanatory Statement)* of this document.

The Independent Directors, in their discussions with Charlie Holdco 4, have no reason to believe that Charlie Holdco 4's intentions would prejudice Countrywide's employees, and further, the Independent Directors have taken comfort from the fact that Charlie Holdco 4 has no current plans to alter the existing arrangements with employees or to change the location of Countrywide's business.

6. Current Trading and Prospects

Since the interim results were announced for the six months to 30 June 2006, demand in the housing market has remained firm despite the two recent increases in interest rates.

This has positively impacted the estate agency division, which has continued to see strong levels of activity, and the financial services division, which continued to perform well with good levels of financial services products sold. The lettings business has also continued to deliver strong growth.

The surveying and valuation business continues to see a good level of mortgage survey and valuation instructions, with the ongoing rollout of the Enterprise system throughout Countrywide's surveyor network expected to deliver further productivity gains.

The Countrywide Property Lawyers division has continued to progress with further systems and IT enhancements expected to grow capacity and efficiency.

In its 2006 interim results, the Company announced that Remortgage Conveyancing Matters ("RCM") was experiencing difficulties in sourcing a sufficient number of transactions to operate profitably and that Countrywide's Spanish operation, which was restructured at the beginning of 2005, was also looking to improve sales volumes. Both of these businesses have continued to experience problems in the second half of 2006. Given the challenging prospects faced by these businesses in achieving profitability, the Directors will be consulting with the employees of RCM and the Spanish operation, which may lead to the closure of RCM and the disposal or, failing this, the closure of the Spanish operation.

Countrywide's estate agency and lettings businesses are both currently experiencing difficulty in acquiring sufficient quality stock. However, overall, the Directors continue to view the financial and trading prospects of the Countrywide Group with confidence.

7. Profit Forecast

A trading update provided to the market by Countrywide on 7 July 2006 contained the following statement:

"July and August tend to be reasonably quiet months in our industry, as most people in the UK take their major annual holidays, and we are therefore expecting some seasonal slowdown to occur. However, unless we see a material and surprising adverse change in the market or in macro economic conditions, we are confident that we will comfortably achieve the current brokers' consensus view of our 2006 profit before tax. We understand this to be in the order of £88 million, excluding the profit from the sale of shares in Rightmove on 15 March 2006."

The above statement represents a profit forecast for the purposes of Rule 28 of the City Code. The Directors have considered this statement and also the current brokers' consensus forecast for Countrywide's pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006, which is approximately £98 million. The Directors believe that unless there is a material and surprising adverse change in the market or in macro economic conditions prior to the end of the year, Countrywide will achieve pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006 slightly below the current brokers' consensus view. The bases and assumptions of this profit forecast statement are set out in Part B of Appendix III (*Further Information on the Countrywide Group*) to this document. Letters from BDO and Hawkpoint and Panmure Gordon relating to the profit

forecast are also set out in Part B of Appendix III (*Further Information on the Countrywide Group*) to this document.

8. Countrywide Share Schemes

Information relating to the effect of the Scheme on the holders of the options and awards under the Countrywide Share Schemes is set out in paragraph 14 of Part 2 (*Explanatory Statement*) of this document.

9. Taxation

Your attention is drawn to paragraph 19 of Part 2 (*Explanatory Statement*) of this document. If you are in any doubt as to your tax position, you should consult your independent professional adviser.

10. Action to be Taken

To vote at the Meeting

The Court Meeting and the EGM will be held at the offices of Ashurst, at Broadwalk House, 5 Appold Street, London, EC2A 2HA at 10.30 a.m. and 10.40 a.m. respectively (or in the case of the EGM, if later, as soon as the Court Meeting has been concluded or adjourned) on 15 January 2007. The Scheme requires approval at both of these meetings.

You will find enclosed with this document:

- a blue Form of Proxy for use in respect of the Court Meeting;
- a pink Form of Proxy for use in respect of the EGM;
- attendance cards relating to the Meetings;
- if you are not a CREST Shareholder, a green Form of Election for use in respect of the Rightmove Sale Election; and
- a reply paid envelope for use in the United Kingdom.

If you have not received all of the documents relevant to you, please contact Capita Registrars on the helpline telephone number indicated below.

Whether or not you intend to attend both or either of the Meetings, please complete the enclosed Forms of Proxy and return them in accordance with the instructions printed thereon, as soon as possible, but in any event, so as to be received by post or, during normal business hours, by hand to Countrywide's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, by no later than:

Blue Forms of Proxy for the Court Meeting	**10.30 a.m. on 13 January 2007**
Pink Forms of Proxy for the EGM	**10.40 a.m. on 13 January 2007**

(or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned Meeting).

Returning the Forms of Proxy will enable your votes to be counted at the Meetings in the event of your absence. If the blue Form of Proxy for use at the Court Meeting is not lodged by then, it may be handed to Countrywide's registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is lodged so as to be received by the time mentioned in the instructions printed thereon, it will be invalid. A reply-paid envelope is enclosed for your convenience if you are posting your documents in the UK. Alternatively, if you are a CREST Shareholder you may be able to use the CREST electronic proxy appointment services. Proxies submitted electronically must be sent as soon as is possible, and in any event so as to be received by no later than 10.30 a.m. on 13 January 2007 in the case of the Court Meeting and by 10.40 a.m. on 13 January 2007 in the case of the EGM (or, in the case of any adjournment, not later than 48 hours prior to the time and date fixed for the holding of the adjourned Meeting). The completion and the return of a Form of Proxy will not prevent you from attending and

voting at either the Court Meeting or the EGM, or any adjournment thereof, in person if you wish to do so.

IT IS IMPORTANT THAT, FOR THE COURT MEETING, AS MANY VOTES AS POSSIBLE ARE CAST SO THAT THE COURT MAY BE SATISFIED THAT THERE IS A FAIR AND REASONABLE REPRESENTATION OF INDEPENDENT SCHEME SHAREHOLDER OPINION. YOU ARE THEREFORE STRONGLY URGED TO COMPLETE, SIGN AND RETURN YOUR FORMS OF PROXY AS SOON AS POSSIBLE.

To make an election for the Rightmove Sale Election

Non-CREST Shareholders

Scheme Shareholders who hold certificated Countrywide Shares and who wish to elect for the Rightmove Sale Election are requested to complete and return the enclosed green Form of Election using the reply paid envelope provided (if posting is being made within the UK) to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible, but in any event so as to be received by no later than 4.30 p.m. on 9 February 2007.

CREST Shareholders

If you are a CREST Shareholder and you wish to make an election for the Rightmove Sale Election you must elect to do so electronically via the procedure set out in Appendix V (*Notes on Completing the Form of Election*) to this document.

If you fail or chose not to make an election by 4.30 p.m. on 9 February 2007 or if your Form of Election is invalid, you will, subject to the below, receive the Share Consideration due in respect of your Countrywide Shares.

Except as provided below, US Persons are not eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme.

Scheme Shareholders wishing to receive the Share Consideration in respect of their Countrywide Shares do NOT need to complete the green Form of Election or make any such election electronically.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act Accordingly, Rightmove Shares will not be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, US Persons or nominees who hold (or appear to the Company to hold) Countrywide Shares on behalf of US Persons and, accordingly, such Countrywide Shareholders and nominees will be deemed to have elected for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme unless prior to the Effective Date they can demonstrate to the satisfaction of the Company that receipt of such Rightmove Shares by them will not breach US securities law.

Any Countrywide Shareholder with a registered address in the United States or who is a US Person or a nominee who holds Countrywide Shares on behalf of any US Person who believes that they are, or hold on behalf of persons who are, eligible to receive Rightmove Shares under an exemption from US securities laws should contact Capita Registars at +44 20 8639 2157 to determine whether and how such persons can receive the Rightmove Shares to which they are entitled under the Scheme.

Other Overseas Shareholders

Other Overseas Shareholders should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Rightmove Shares to which they are entitled under the Scheme. If a Countrywide Shareholder is in any doubt as to his eligibility to receive Rightmove Shares he should contact his independent professional adviser immediately. Under the terms of the Scheme the Company has the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which he is entitled under the Scheme where the Company believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements or require the Company, Rightmove or Charlie Holdco 4 to comply with any regulatory or other obligations which they consider to be unduly onerous.

Overseas Shareholders should read paragraph 16 of Part 2 (*Explanatory Statement*) of this document.

Helpline

If you have any questions relating to this document or the completion and return of the Forms of Proxy or the Form of Election, please call the Company's registrars, Capita Registrars on 0870 162 3121 or, if telephoning from outside the United Kingdom, on +44 20 8639 2157, Monday to Friday from 9.00 a.m. to 5.00 p.m. Please note that for our joint protection, calls to these numbers will be monitored or recorded, and no advice on the merits of the Proposals or legal, tax or financial advice will be given.

11. Irrevocable Undertakings and Inducement Fee

Charlie Holdco 4 has received irrevocable undertakings to vote (or procure to vote) in favour of the Scheme at the Court Meeting and the resolutions at the EGM (or, in the event that the Offer is implemented by way of a takeover offer, to accept or procure acceptance of such offer) from the Independent Directors in respect of 100,000 Countrywide Shares in aggregate representing approximately 0.06 per cent. of Countrywide's existing issued ordinary share capital. Further details of these irrevocable undertakings are set out in paragraph 6 of Part 2 (*Explanatory Statement)* of this document.

Charlie Holdco 4 has entered into certain conditional arrangements with the Management Team, including an agreement to acquire (either under the Scheme or outside the Scheme) the Excluded Management Shares and Management Scheme Shares held by them conditional on the Scheme becoming effective. The Excluded Management Shares and Management Scheme Shares together represent approximately 0.4 per cent. of the existing issued ordinary share capital of Countrywide.

As part of the negotiations between Countrywide and the 3i Investors, the parties have entered into an inducement fee agreement pursuant to which, Countrywide agreed to pay to 3i Investments an inducement fee of one per cent. of the value of the Offer (plus VAT to the extent it is fully recoverable) if an independent competing offer is made before the Proposals lapse or are withdrawn and such an offer completes by 10 April 2007. Further details of the inducement fee arrangements are set out in paragraph 7 of Part 2 (*Explanatory Statement*) to this document.

12. Further Information

You should ensure that you read the remainder of this document, including the letter from Countrywide's financial advisers contained in Part 2 (*Explanatory Statement*) of this document. Please note that the information contained in this letter is in summary form only and reading this letter is not a substitute for reading the remainder of this document.

13. Recommendation

The Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. Accordingly, the Independent Directors unanimously recommend you to vote in favour of the resolutions proposed at the Court Meeting and the EGM required to implement the Scheme, as they have irrevocably undertaken to do in respect of their own beneficial holdings, amounting to, in aggregate,

100,000 Countrywide Shares which represent approximately 0.06 per cent. of Countrywide's issued ordinary share capital. In providing advice to the Independent Directors, Hawkpoint and Panmure Gordon have taken into account the commercial assessments of the Independent Directors.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

Hawkpoint has, and has recently had, corporate advisory relationships with 3i and certain companies in which 3i is an investor and, as a consequence, is not an independent adviser in accordance with Rule 3 of the City Code with respect to the Proposals.

Yours faithfully,

C. H. Sporborg
Chairman

PART 2

EXPLANATORY STATEMENT
(IN COMPLIANCE WITH SECTION 426 OF THE COMPANIES ACT)

HAWKPOINT

PANMURE GORDON & CO

PANMURE GORDON (UK) LIMITED

Hawkpoint Partners Limited
41 Lothbury
London
EC2R 7AE

Registered in England number 03875835

Authorised and regulated by the
Financial Services Authority

Moorgate Hall
155 Moorgate
London
EC2M 6XB

Registered in England number 04915201

Authorised and regulated by the
Financial Services Authority

21 December 2006

To Countrywide Shareholders and, for information only, to participants in the Countrywide Share Schemes

Dear Shareholder,

RECOMMENDED OFFER FOR COUNTRYWIDE PLC

1. Introduction

On 12 December 2006, Charlie Holdco 4 and the Independent Directors of Countrywide announced that they had agreed the terms of a recommended cash and share offer by Charlie Holdco 4 for the entire issued and to be issued share capital of Countrywide of 490 pence and 0.16518 Rightmove Shares per Countrywide Share. The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of the Announcement). The Proposals are to be implemented by means of a scheme of arrangement pursuant to section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act).

Charlie Holdco 4 is a new company incorporated in England and Wales for the purpose of implementing the Proposals. On the Effective Date, Charlie Holdco 4 will be indirectly owned by the 3i Investors together with the Management Team who will own a minority shareholding. The Management Team includes Harry Hill, Mike Nower and Grenville Turner.

Your attention is drawn to the letter from Christopher Sporborg, the Chairman of Countrywide, on behalf of the Independent Directors, set out in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document, which forms part of this Explanatory Statement and which contains the background to and reasons for the recommendation and which states that the Independent Directors, who have been so advised by Hawkpoint and Panmure Gordon, consider the terms of the Offer to be fair and reasonable. In providing advice to the Independent Directors, Hawkpoint and Panmure Gordon have taken into account the commercial assessments of the Independent Directors. The Independent Directors are unanimously recommending all Countrywide Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the EGM required to implement the Scheme, as they have irrevocably undertaken to do in respect of their own beneficial holdings of Countrywide Shares.

Hawkpoint has, and has recently had, corporate advisory relationships with 3i and certain companies in which 3i is an investor and, as a consequence, is not an independent adviser in accordance with Rule 3 of the City Code with respect to the Proposals.

We have both been authorised by the Independent Directors who, given the interests of the Management Team in the Proposals, have formed a committee of the Board for the purpose of progressing and considering the Proposals, to write to you to explain the Scheme and to provide you with other relevant information. The Scheme is set out in full in Part 3 (*Scheme of Arrangement*) of this document. Your attention is also drawn to Appendix III (*Further information on the Countrywide Group*), Appendix IV (*Further information on Rightmove*) and Appendix VI (*Additional Information*) to this document.

Countrywide Shareholders should read the whole of this document before deciding whether or not to vote in favour of the Scheme.

2. The Proposals

The Proposals will be effected by means of a Scheme of Arrangement between Countrywide and the Scheme Shareholders under section 425 of the Companies Act (involving a reduction of capital under section 135 of the Companies Act). The Scheme is subject to the Conditions and further terms set out in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document. If the Scheme (and the Reduction of Capital) becomes effective, the Scheme Shares will be cancelled and Scheme Shareholders on the register of members at the Scheme Record Time will receive:

for each Scheme Share **490 pence in cash and 0.16518 Rightmove Shares**

The Offer values each Countrywide Share at 550.6 pence and the existing issued ordinary share capital of Countrywide at approximately £940.7 million (based on the Closing Price of a Rightmove Share on 11 December 2006, being the last Business Day prior to the date of the Announcement) and represents a premium of approximately:

- 31.3 per cent. to the average Closing Price of 419.2 pence per Countrywide Share over the one month period to 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the average Closing Price of a Rightmove Share was 300.6 pence over the same period); and
- 19.4 per cent. to the Closing Price of 461 pence per Countrywide Share on 13 September 2006, the last Business Day prior to the announcement of a possible offer for Countrywide (the Closing Price of a Rightmove Share was 335.5 pence on this date).

The entitlement of Scheme Shareholders to receive Rightmove Shares will be satisfied by a return of capital in specie of Rightmove Shares by Countrywide pursuant to the terms of the Scheme. The Rightmove Shares are listed on the Official List and admitted to trading on the London Stock Exchange and the Countrywide Group presently owns 28,515,375 Rightmove Shares representing approximately 21.5 per cent. of the existing issued share capital of Rightmove. Entitlements to Rightmove Shares under the Scheme will be rounded down to the nearest whole Rightmove Share. Fractional entitlements to Rightmove Shares will be aggregated and sold after the Effective Date and the net proceeds of such sale paid in cash to Scheme Shareholders *pro rata* to their entitlements.

The Rightmove Shares that eligible Scheme Shareholders are entitled to receive pursuant to the Scheme are credited as fully paid and rank *pari passu* in all respects with all other listed Rightmove Shares.

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, unless an exemption under such Act is applicable, any Countrywide Shareholder who is a US Person or holds on behalf of a US Person will not be eligible to receive the Share Consideration and will be deemed to have made an election for the Rightmove Sale Election (further details of which are set out below) in respect of all Rightmove Shares to which they are entitled under the Scheme. The Rightmove Shares will not be offered, sold, resold, taken up,

delivered or transferred, directly or indirectly, in or into the United States or to or for the account or benefit of any person believed to be a US Person.

3. Rightmove Sale Election

Pursuant to the Rightmove Sale Election, Scheme Shareholders will be able to make an election to sell all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme. The Rightmove Sale Shares will be sold on behalf of the relevant Scheme Shareholders as soon as practicable following the Effective Date. Following completion of the sale of all of the Rightmove Sale Shares, the Rightmove Sale Proceeds will be remitted by the Company to the relevant Scheme Shareholders on a *pro rata* basis according to the number of Rightmove Shares in respect of which such elections were made.

Countrywide has entered into the Placing Agreement with UBS pursuant to which UBS has agreed to procure purchasers for, or otherwise to purchase itself, the Rightmove Sale Shares at a price to be determined following an accelerated book-building process as soon as practicable following the Effective Date. Countrywide has agreed to pay UBS a commission of 1.35 per cent. of the value of the Rightmove Sale Shares at the placing price, which will be deducted from the Rightmove Sale Proceeds. Under the terms of the Placing Agreement, UBS has certain limited termination rights in the event of a material breach of the warranties. Further details of the Placing Agreement are set out in paragraph 7 of Appendix VI (*Additional Information*) to this document.

Scheme Shareholders electing for the Rightmove Sale Election acknowledge they shall have no rights against UBS in respect of the placing of the Rightmove Sale Shares including in respect of its timing or determination of the placing price or otherwise.

In particular, Scheme Shareholders should note that there is no guarantee that it will be possible for the Rightmove Sale Shares to be sold for a price at or close to the current price of Rightmove Shares, or at all in the event that the Placing Agreement does not become unconditional. If a Countrywide Shareholder is in any doubt as to whether he should take receipt of Rightmove Shares or make an election under the Rightmove Sale Election he should contact his independent professional adviser immediately.

The Rightmove Sale Election is not the subject of a recommendation by the Independent Directors and Scheme Shareholders are strongly advised to seek their own independent financial advice before electing to participate in the Rightmove Sale Election.

4. Structure of the Proposals

(a) Introduction

The Proposals will be effected by means of a Scheme of Arrangement between Countrywide and the Scheme Shareholders under section 425 of the Companies Act, the provisions of which are set out in full in Part 3 (*The Scheme of Arrangement*) of this document. The Scheme involves a reduction of capital pursuant to section 135 of the Companies Act. The purpose of the Scheme, together with the proposed changes to Countrywide's Articles, is to provide for Charlie Holdco 4 (and/or its nominee(s)) to become the owners of the entire issued and to be issued share capital of Countrywide. This is to be achieved by the cancellation of the Scheme Shares and the application of part of the reserve arising from such cancellation in paying up in full the number of new Countrywide Shares which have an aggregate nominal value equal to the aggregate nominal value of the Countrywide Shares cancelled (save to the extent that such Countrywide Shares have given rise to an entitlement to Rightmove Shares) and issuing the same to Charlie Holdco 4 (and/or its nominee(s)). Holders of Scheme Shares will then be entitled to receive cash and Rightmove Shares on the bases set out in paragraph 2 above.

For the Scheme to become effective, a special resolution approving the Reduction of Capital involved in the Scheme must be passed by Countrywide Shareholders at the EGM, and the Scheme must be approved by a majority in number of those Independent Scheme Shareholders present and voting either in person or by proxy at the Court Meeting representing 75 per cent. or more in value of all Scheme Shares voted.

The Scheme (and the Reduction of Capital) also requires the sanction of the Court, as well as satisfaction or waiver of the other Conditions set out in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document. The Scheme will become effective in accordance with its terms on delivery of an office copy of the Scheme Court Order and the Reduction Court Order to the Registrar of Companies and, in relation to the Reduction Court Order, the registration of such order by the Registrar of Companies. Upon the Scheme becoming effective, it will be binding on all Countrywide Shareholders, irrespective of whether or not, being entitled to do so, they attended or voted at the Court Meeting or the EGM.

Prior to the Scheme becoming effective, the London Stock Exchange and the UK Listing Authority will be requested respectively to suspend and cancel (i) trading in Countrywide Shares on the London Stock Exchange's market for listed securities with effect from the close of business on the Business Day preceding the Effective Date and (ii) the listing of Countrywide Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in Countrywide Shares on the London Stock Exchange is expected to be the last Business Day immediately preceding the Effective Date and no transfers of Countrywide Shares will be registered after close of business on this date. On the Effective Date, share certificates in respect of Countrywide Shares will cease to be valid. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

(b) The Meetings

Before the Court's approval can be sought to sanction the Scheme, the Scheme will require approval by the Independent Scheme Shareholders at the Court Meeting and the passing of a special resolution by Countrywide Shareholders to implement the Scheme (and approve the Reduction of Capital) at the EGM.

Notices of the Court Meeting and the EGM are set out at the end of this document. Save as set out below, all holders of Countrywide Shares whose names appear on the register of members of Countrywide at 6.00 p.m. on 13 January 2007 or, if either the Court Meeting or the EGM is adjourned, on the register of members at 6.00 p.m. on the date two days before the date set for the adjourned Meeting, will be entitled to attend and vote at the relevant Meeting in respect of the number of Countrywide Shares registered in their names at the relevant time, as further described below.

The Court Meeting

The Court Meeting, which has been convened for 10.30 a.m. on 15 January 2007, is being held at the direction of the Court to seek the approval of Independent Scheme Shareholders for the Scheme (with or without modification).

At the Court Meeting, voting will be by way of a poll and each Independent Scheme Shareholder present in person or by proxy will be entitled to one vote for each Scheme Share held. The approval required at the Court Meeting is a majority in number of those Independent Scheme Shareholders present and voting, either in person or by proxy, representing 75 per cent. or more in value of all Scheme Shares voted. The result of the poll will be announced through a RIS.

None of the Management Shareholders, members of the Charlie Holdco Group, the 3i Investors nor any other person acting in concert with Charlie Holdco 4 who is a holder of Countrywide Shares is entitled to vote at the Court Meeting, given their interest in the Proposals. Charlie Holdco 4 and the Management Shareholders have confirmed that they will be represented by Counsel at the Scheme Court Hearing and the Reduction Court Hearing so as to consent to the Scheme and to undertake to the Court to be bound thereby. The interests of the Management Team are set out in further detail in paragraph 18 below.

It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of Independent Scheme Shareholder opinion. Therefore, whether or not you intend to attend the Meetings, you are strongly urged to sign and return your Forms of Proxy for both the Court Meeting and EGM as soon as possible.

The Extraordinary General Meeting

The EGM has been convened for 10.40 a.m. on 15 January 2007 (or as soon thereafter as the Court Meeting has been concluded or adjourned), to consider and, if thought fit, pass two resolutions:

(i) An ordinary resolution of the Independent Shareholders (which requires votes in favour representing a simple majority of the votes cast by the Independent Shareholders) to approve the proposed Management Arrangements. Further details of the Management Arrangements are set out in paragraph 18 below. The approval of the Management Arrangements in the manner set out in the Notice of Extraordinary General Meeting which is set out at the end of this document is required by Rule 16 of the City Code.

(ii) A special resolution (which requires votes in favour representing at least 75 per cent. of the votes cast) to approve:

   (A) the Reduction of Capital equal to the nominal value of the Scheme Shares which are to be cancelled pursuant to the Scheme and the subsequent issue of new Countrywide Shares to Charlie Holdco 4 (or its nominee(s)) in accordance with the Scheme;

   (B) the giving of authority to the Directors pursuant to section 80 of the Companies Act to allot securities in the Company; and

   (C) a share capital reorganisation and certain amendments to Countrywide's Articles as described below.

Amendments to Countrywide's Articles

As the Scheme will apply only to Scheme Shares, it is proposed to amend Countrywide's Articles at the EGM, as set out in the Notice of Extraordinary General Meeting at the end of this document, to provide that any Countrywide Shares which are issued after the EGM but on or before the Reduction Record Time will be subject to and bound by the Scheme.

It is also proposed that any Countrywide Shares issued after the Reduction Record Time (other than to Charlie Holdco 4 (or its nominee(s)) will automatically (subject to the Scheme becoming effective) be acquired by Charlie Holdco 4 (or its nominee(s)) on the same terms as under the Offer.

Voting on the special resolution will be on a show of hands unless a poll is demanded. The Chairman reserves the right to demand that voting on the special resolution will be held by way of a poll and, in such event, each Countrywide Shareholder present in person or by proxy will be entitled to one vote for every Countrywide Share held.

Voting on the ordinary resolution will be by way of a poll pursuant to Rule 16 of the City Code.

The result of the votes of the EGM will be announced through a RIS.

The blue and pink Forms of Proxy should be returned to the Company's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU as soon as possible and, in any event, so as to be received by the times set out on page 3 of this document and in paragraph 10 of the letter from the Chairman set out in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document. For Shareholders' convenience, the address of the registrar is printed on the enclosed pre-paid envelope. If a blue Form of Proxy for use at the Court Meeting is not returned by the relevant time, it may be handed to Countrywide's registrars, Capita Registrars at the Court Meeting before the taking of the poll. However, in the case of the EGM, unless the pink Form of Proxy is returned by the relevant time it will be invalid. The completion and return of a Form of Proxy will not prevent you from attending and voting in person at either the Court Meeting or the EGM, or any adjournment thereof, if you so wish and are so entitled. CREST Shareholders are referred to the instructions set out in the notes accompanying the Notice of Extraordinary General Meeting at the end of this document.

All Countrywide Shareholders will be entitled to vote on the special resolution, including the Management Shareholders. All Countrywide Shareholders (other than the Management Shareholders and their connected persons) will be entitled to vote on the ordinary resolution.

(c) Share Capital Reorganisation

The Scheme will include a reorganisation of the share capital of Countrywide whereby, in accordance with the terms of the Scheme, the Scheme Shares will be reclassified and subdivided into A Shares and B Shares. The share capital reorganisation will take effect from the Effective Date, from which point the A Shares will carry the right to receive the Cash Consideration and the B Shares will carry the right to receive the Share Consideration.

Subject to the reclassification of the Scheme Shares, the A Shares and the B Shares will be cancelled. Scheme Shareholders will then be entitled to receive cash and Rightmove Shares in accordance with their proportionate holdings of A and B Shares respectively immediately prior to such cancellation. No temporary documents of title will be issued in respect of the A Shares or the B Shares. In seeking the Court's approval to the Reduction of Capital, it will be necessary for the Company to satisfy the Court that the interests of its creditors are not prejudiced by the Reduction of Capital. This is likely to comprise an undertaking to the effect that an amount equal to the nominal value of the B Shares cancelled (in consideration for which holders of B Shares are entitled to receive Rightmove Shares), will be transferred from the distributable reserves of the Company to a special non-distributable reserve.

(d) Conditions to the Proposals

The Conditions to the Proposals are set out in full in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document. In summary, the implementation of the Proposals is conditional, *inter alia*, upon:

(i) approval of the Scheme by a majority in number of the Independent Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, or any adjournment thereof representing 75 per cent. or more in value of all Scheme Shares voted;

(ii) the resolutions set out in the notice of EGM being duly passed by the requisite majorities at the EGM, or at any adjournment thereof;

(iii) the sanction of the Scheme and confirmation of the Reduction of Capital by the Court (in either case, with or without modification on terms acceptable to Countrywide and Charlie Holdco 4) and the delivery of an office copy of the Scheme Court Order and the Reduction Court Order by Countrywide to the Registrar of Companies and registration of the Reduction Court Order by her; and

(iv) the Scheme becoming effective by not later than 31 March 2007 or such later date as may be agreed in writing by Countrywide and Charlie Holdco 4 (and if appropriate as the Court may approve) failing which the Scheme will lapse.

The Proposals are also conditional upon the other Conditions set out in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document, which are not otherwise summarised in paragraphs (i) to (iv) above, being satisfied or waived.

(e) Sanction of the Scheme by the Court

Under the Companies Act, the Scheme and the Reduction of Capital require the approval of the Court at the Scheme Court Hearing and the Reduction Court Hearing respectively. The Scheme Court Hearing is expected to be held on 6 February 2007 and the Reduction Court Hearing is expected to be held on 8 February 2007. Charlie Holdco 4 and the Management Shareholders have confirmed that they will be represented by Counsel at the Court Hearings so as to consent to the Scheme and to undertake to the Court to be bound thereby.

The Scheme will become effective in accordance with its terms on delivery of office copies of the Court Orders to the Registrar of Companies and, in relation to the Reduction Court Order, the registration of such Court Order by her.

If the Scheme becomes effective, it will be binding on all Countrywide Shareholders irrespective of whether or not, being entitled to do so, they attended or voted in favour of the Scheme at the Court Meeting or in favour of the resolutions proposed at the EGM. If the Scheme does not become effective by 31 March 2007 (or such later date (if any) as

Countrywide and Charlie Holdco 4 may agree and, if appropriate, the Court may approve) the Scheme will not become effective.

The Scheme contains a provision for Charlie Holdco 4 and Countrywide jointly to consent, on behalf of all persons affected, to any modification of or additions to the Scheme or to any condition approved or imposed by the Court. The Court would be unlikely to approve any modifications of, or additions to, or impose a condition to the Scheme which might be material to the interests of Scheme Shareholders, unless Scheme Shareholders were informed of any such modification, addition or condition. It would be a matter for the Court to decide, in its discretion, whether or not a further meeting of Independent Scheme Shareholders should be held in these circumstances. Similarly, if a modification, addition or condition is put forward which, in the opinion of the Directors is of such a nature or importance that it requires the consent of Independent Scheme Shareholders at a further meeting, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

5. Profit Forecast

A trading update provided to the market by Countrywide on 7 July 2006 contained the following statement:

"July and August tend to be reasonably quiet months in our industry, as most people in the UK take their major annual holidays, and we are therefore expecting some seasonal slowdown to occur. However, unless we see a material and surprising adverse change in the market or in macro economic conditions, we are confident that we will comfortably achieve the current brokers' consensus view of our 2006 profit before tax. We understand this to be in the order of £88 million, excluding the profit from the sale of shares in Rightmove on 15 March 2006."

The above statement represents a profit forecast for the purposes of Rule 28 of the City Code. The Directors have considered this statement and also the current brokers' consensus forecast for Countrywide's pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006, which is approximately £98 million. The Directors believe that unless there is a material and surprising adverse change in the market or in macro economic conditions prior to the end of the year, Countrywide will achieve pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006 slightly below the current brokers' consensus view. The bases and assumptions of this profit forecast statement are set out in Part B of Appendix III (*Further information on the Countrywide Group*) to this document. Letters from BDO Stoy Hayward LLP and Hawkpoint and Panmure Gordon relating to the profit forecast are also set out in Part B of Appendix III (*Further information on the Countrywide Group*) to this document.

6. Irrevocable Undertakings

Charlie Holdco 4 has received irrevocable undertakings to vote (or procure to vote) in favour of the Scheme at the Court Meeting and the resolutions at the EGM (or, in the event that the Offer is implemented by way of a takeover offer, to accept or procure acceptance of such offer) from the Independent Directors, in respect of 100,000 Countrywide Shares in aggregate, representing approximately 0.06 per cent. of Countrywide's issued ordinary share capital.

As a result of their interest in the Proposals, none of the Management Shareholders, members of the Charlie Holdco Group, the 3i Investors nor any other person acting in concert with Charlie Holdco 4 who is a holder of Countrywide Shares is entitled to vote at the Court Meeting. As a result, the Countrywide Shares held by them will not count towards the majorities required to approve the Scheme. The Management Shareholders have irrevocably undertaken to be bound by the Scheme.

Charlie Holdco 4 has also received irrevocable undertakings from the Management Shareholders to vote in favour of the special resolution to be proposed at the EGM in respect of a total of 699,625 Countrywide Shares, representing approximately 0.4 per cent. of Countrywide's issued ordinary share capital.

These undertakings will remain binding in the event of a higher offer.

7. Inducement Fee

As part of the negotiations between the Company and the 3i Investors, on 20 October 2006, the Company and 3i Investments entered into an inducement fee agreement. The inducement fee, which amounts to one per cent. of the value of the Offer (plus VAT to the extent that it is fully recoverable by Countrywide), is payable to 3i Investments if, in summary, prior to the proposed acquisition of Countrywide by Charlie Holdco 4 lapsing or being withdrawn, a third party offeror unconnected with 3i Investments makes or announces an offer for Countrywide and such alternative offer subsequently becomes or is declared unconditional in all respects or is otherwise completed by 10 April 2007.

8. Information on Charlie Holdco 4, 3i and the 3i Investors

Charlie Holdco 4 is a newly-incorporated company which has been formed for the purposes of implementing the Proposals. Charlie Holdco 4 is a wholly owned subsidiary of Charlie Holdco 1. Charlie Holdco 4 will be indirectly owned by the 3i Investors and the Management Team who will own a minority shareholding. Charlie Holdco 4 has not traded since its date of incorporation nor has it entered into any obligations other than in connection with the Offer and the financing of the Offer. The directors of Charlie Holdco 4 are Harry Hill, Mike Nower and Grenville Turner.

The 3i Investors comprise, the 3i Funds, 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buyouts 2006-08B LP, 3i Pan European Buyouts 2006-2008C LP, 3i Parallel Ventures LP, the Co-investment Plan, Pan European Buyouts Co-Invest 2006-08 LP, 3i Pan European Buyouts Co-Invest 2006-08 FCPR, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP and 3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP). The 3i Investors will invest in the following proportions:

3i Investor	%
3i Europartners Va LP	19.19
3i Europartners Vb LP	21.27
3i Pan European Buyouts 2006-08A LP	44.37
3i Pan European Buyouts 2006-08B LP	3.37
3i Pan European Buyouts 2006-2008C LP	7.31
The Co-investment Plan	0.17
3i Parallel Ventures LP	3.32
Pan European Buyouts Co-Invest 2006-08 LP	0.77
3i Pan European Buyouts Co-Invest 2006-08 FCPR	0.09
Pan European Buyouts (Nordic) Co-Invest 2006-08 LP	0.09
3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP)	0.05
Total	**100**

3i is a world leader in private equity and venture capital and invests across Europe, the United States and Asia. 3i was established in 1945, listing on the London Stock Exchange in 1994. It is a constituent of the FTSE 100 index. 3i manages over €10.4 billion of assets (as at 31 March 2006) comprising its own balance sheet of around €6.2 billion and private equity limited partnerships of €4.2 billion, invested alongside 3i. Recent investments made by 3i include NCP, the UK's leading parking services company, Giochi Preziosi, the leading Italian toy company, Chorion, a UK-based intellectual property owning, brand creation and management business and Nordnav, a Swedish company which develops next generation global navigation satellite systems.

3i Pan European Buyouts 2006-08A LP, 3i Pan European Buy-outs 2006-2008B LP, 3i Pan European Buy-outs 2006-2008C LP, Pan-European Buy-outs Co-Invest 2006-2008 LP, Pan European Buyouts (Nordic) Co-invest 2006-08 LP, Pan European Buyouts (Dutch) Co-invest 2006-08 LP (once formed), 3i Parallel Ventures LP and the 3i Funds are English limited partnerships managed by 3i Investments, which is a wholly-owned subsidiary of 3i and is regulated by the

Financial Services Authority. 3i Pan European Buyouts Co-invest 2006-08 FCPR is a French 'Fonds Commun de Placement à Risques' managed by 3i Gestion SA, which is a wholly-owned subsidiary of 3i. 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buy-outs 2006-2008B LP, 3i Pan European Buy-outs 2006-2008C LP, Pan European Buy-outs Co-Invest 2006-08 LP, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP, Pan European Buyouts (Dutch) Co-invest 2006-08 LP (once formed) and 3i Pan European Buyouts Co-invest 2006-08 FCPR are vehicles established by 3i to provide carried interest or co-investment opportunities for certain 3i executives (both current employees and former employees), subject to specific conditions and are substantially funded by 3i. The investors in the 3i Funds and 3i Parallel Ventures LP comprise UK and overseas institutional investors, such as insurance companies and pension funds or their investment vehicles.

The Co-investment Plan is a vehicle through which certain executives of Parallel Private Equity Limited and its subsidiaries can invest alongside 3i Parallel Ventures LP in equity investments made by 3i Parallel Ventures LP.

Further information relating to the Charlie Holdco Group is contained in Part A of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document and further information relating to 3i is contained in Part B of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

9. Financing of the Offer

Charlie Holdco 4 will initially be financed using a combination of equity and debt. Approximately £280 million will be provided by the 3i Investors with £3.9 million being funded by the Management Team. The remainder will be funded by debt finance arranged and provided by The Royal Bank of Scotland plc. Further details of the debt financing arrangements are set out in Part A of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

Citigroup is satisfied that the necessary financial resources are available to Charlie Holdco 4 to satisfy the cash consideration due under the Proposals in full. Full implementation of the Proposals would result in a maximum cash consideration of approximately £845.9 million being payable by Charlie Holdco 4 to Countrywide Shareholders (assuming exercise in full of all options and awards under the Countrywide Share Schemes).

10. Information on Countrywide

Countrywide is a leading residential estate agency and property services company in the UK, operating through four divisions: estate agency; financial services; surveying and valuation; and conveyancing. Countrywide also has a 21.5 per cent. shareholding in Rightmove, a leading internet property site, and a 33.3 per cent. shareholding in TMG Holdings, a residential property search provider.

Countrywide's chain of 1,177 estate agency branches, including 117 franchised branches, is the largest estate agency chain in the UK and operates under a number of well-known local brands. In addition, Countrywide has a residential lettings business and provides other property and management services to residential and commercial clients.

The financial services division sells mortgages, income protection insurance, life and general insurance through 899 mortgage consultants based in the owned and franchised estate agency offices.

Countrywide operates the UK's largest surveying and valuation business employing 793 surveyors working out of 157 offices. Countrywide's surveyors primarily act for mortgage lenders and home buyers, conducting residential mortgage valuations and surveys.

The conveyancing division is the largest residential conveyancing business in the UK and employs 530 conveyancing and customer services staff. The division provides conveyancing legal services to home buyers and sellers, remortgage conveyancing legal services to mortgage lenders (utilising outsourcing facilities in Chennai, India) and conveyancing panel management services to both the Countrywide estate agency network and mortgage lenders, managing an approved panel of lawyers to fulfil their instructions.

Historical Financial Information

For the year ended 31 December 2005, Countrywide reported turnover of £528.2 million (2004: £474.2 million), profit before tax of £31.7 million (2004: £40.0 million) and operating profit before exceptional items of £31.9 million (2004: £52.6 million).

For the six months ended 30 June 2006, Countrywide reported turnover of £308.5 million (2005: £236.2 million), profit before tax of £62.8 million (2005: £3.5 million) and operating profit before exceptional items of £43.9 million (2005: £2.4 million).

Further information on the Countrywide Group is set out in Appendix III (*Further information on the Countrywide Group*) to this document.

11. Information on Rightmove

Rightmove is the operator of the "rightmove.co.uk" website, the UK's largest residential property portal which displays residential property for sale in the UK. Estate agents, property developers and rental agents pay fees for the right to display properties on the Rightmove website. The website offers homebuyers a simple means of searching for a wide range of properties which suit their budget and specification within their targeted locality. Rightmove offers its customers a low-cost means of advertising their properties, which have traditionally been marketed via print-based classified advertising.

Founded by Countrywide in February 2000, Rightmove became a joint venture involving Halifax Estate Agencies, Royal & Sun Alliance and Connells in July 2000. Rightmove experienced rapid growth in its customer base and started charging third party estate agents to list their properties on the Rightmove website from January 2002. In March 2006, Rightmove was admitted to the Official List of the London Stock Exchange.

On 12 December 2006, Rightmove announced the resignation of Harry Hill from its board of directors.

For the year ended 31 December 2005, Rightmove reported revenues of £18.2 million (2004: £9.2 million), profit before tax of £5.5 million (2004: £2.6 million). As at 31 December 2005, Rightmove had net assets of £5.6 million (2004: £5.6 million). The market capitalisation of Rightmove was £487 million as of 11 December 2006, the last Business Day prior to the date of the Announcement.

The above information has been extracted without material adjustment from Rightmove's prospectus dated 22 February 2006, which in respect of the financial information was reported on without modification by the reporting accountants in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

Further information on Rightmove is set out in Appendix IV (*Further information on Rightmove*) to this document.

12. Directors, Management and Employees and the effect of the Scheme on their interests

Charlie Holdco 4 has confirmed to the Independent Directors that, following the Scheme becoming effective, the existing employment rights, terms and conditions of all the employees of the Countrywide Group will be safeguarded. Charlie Holdco 4's plans do not involve any material change in the conditions of employment of the employees of the Countrywide Group, nor are there any plans to change the principal locations of the Countrywide Group's business. Countrywide's pension obligations will be complied with. Charlie Holdco 4 has stated that it has no intentions to make detrimental changes to the benefits provided under the Countrywide pension schemes.

The Independent Directors have undertaken to resign from the Board upon the Scheme becoming effective. The Independent Directors will have no entitlement to compensation on resignation, save that Christopher Sporborg has an agreement in principle with the Company whereby he will be paid the remainder of his Director's fees and will have the continued use of an office and secretarial facilities at Countrywide's London offices until 31 December 2007 following his retirement from the board. This agreement was reached prior to the Company receiving an approach from Charlie Holdco 4 (or any person acting in concert with Charlie Holdco 4) and is not

conditional upon the Proposals being implemented. For the avoidance of doubt, Christopher Sporborg will have no continuing role in Countrywide following the Scheme becoming effective.

Further details of certain arrangements with the Management Team are set out in paragraph 18 below.

Save as disclosed in this document, the effect of the Scheme on the interests of the Directors does not differ from its effect on the interests of any other Scheme Shareholder.

13. Reasons for the Offer and future plans for Countrywide

3i seeks long-term investment opportunities which offer product and geographic leadership, sustainable long-term cash generation potential and scope for future growth and development - 3i believes that Countrywide fulfils these criteria for a number of reasons.

Countrywide is the pre-eminent residential property services company operating within the UK market, with an unparalleled nationwide coverage and breadth of service offering. It successfully operates under a multi-brand business model, enjoying strong regional brand recognition. Countrywide is led by a highly experienced and proven management team which has a credible track record for growing the company profitably and steering it through the UK property cycle.

3i recognises the significant achievements of the Management Team to date in developing Countrywide and plans to build on the existing business platform, focussing on the delivery of a broad range of property transaction related services offered by Countrywide. 3i believes that there is an opportunity to deploy 3i's knowledge and experience in identifying and negotiating acquisitions and thereby accelerate the development of the business. In addition, 3i and the Management Team have identified a number of attractive organic and efficiency driven growth opportunities which Countrywide could pursue to reinforce its strength in the markets in which it operates. For these reasons, 3i believes that the next stage of Countrywide's development would be best achieved under private ownership.

14. Countrywide Share Schemes

The effects of the Scheme on subsisting options and awards under the Countrywide Share Schemes are summarised below. All Countrywide Shares issued on the exercise of options or vesting of awards on or prior to the Reduction Record Time will be subject to the terms of the Scheme.

The Scheme will not extend to Countrywide Shares issued, including on the exercise of options, after the Reduction Record Time. However, an amendment to Countrywide's Articles is to be proposed at the EGM (and which is set out in the notice of EGM at the end of this document) to the effect that Countrywide Shares issued on the exercise of options after the Reduction Record Time will automatically be acquired by Charlie Holdco 4 on the same terms as the Offer.

(a) The 1995 ESOS and The 1996 ESOS

All options granted under these schemes are already exercisable. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme. Options not exercised will lapse following the Court's sanction of the Scheme.

(b) The 1996 EDIS, The ESBS, The 2004 Approved Plan, The 2006 PSP

Options/awards under these schemes/plans will become exercisable (if they are not already exercisable) on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options/awards conditional on the Court's sanction of the Scheme.

Options/awards may only be exercised depending on the extent to which (if at all) any applicable performance conditions have been satisfied.

In addition the number of Countrywide Shares in respect of which an option/award may be exercised will be reduced (on a pro-rata basis) to reflect that only part of a performance period has elapsed and/or the time that has elapsed between the date of grant and the Court's sanction of the Scheme.

Options/awards not exercised will lapse following the Court's sanction of the Scheme.

(c) ***The 1996 SAYE***

Options will become exercisable (if they are not already exercisable) in respect of all of the Countrywide Shares under option on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme. Options not exercised will lapse following the Court's sanction of the Scheme.

(d) ***The 2004 SAYE***

Options will become exercisable (if they are not already exercisable) on the Court's sanction of the Scheme. Participants will be given the opportunity to exercise their options conditional on the Court's sanction of the Scheme.

Options may be exercised using accrued savings and interest due on the exercise date. It is not possible for optionholders to make additional savings contributions in advance of exercising their options in order to increase the number of Countrywide Shares over which they may exercise their options.

Optionholders who elect to exercise their options conditional on the Court's sanction of the Scheme will be entitled to receive a cash payment equal to the difference between the exercise price and the value of the Offer on the date the Court sanctions the Scheme, multiplied by the number of additional Countrywide Shares the optionholder could have acquired using regular monthly savings contributions which could have been made (plus applicable interest) between the date the Court sanctions the Scheme and six months from that date.

Options not exercised will lapse following the Court's sanction of the Scheme.

(e) ***The Employee Benefit Trust***

To the extent that the EBT holds sufficient Countrywide Shares, such Countrywide Shares held by it will be used to satisfy the exercise of options and vesting of awards under some or all of the Countrywide Share Schemes.

(f) ***General***

Where relevant, the terms of the Countrywide Share Schemes will be amended to facilitate the exercise of options/awards conditional on the Court's sanction of the Scheme.

Full details of options and awards granted to the Countrywide Directors are set out at paragraph 4 of Appendix VI (*Additional Information*) to this document.

15. Suspension and Delisting of Countrywide Shares

Prior to the Scheme becoming effective, the London Stock Exchange and the UK Listing Authority will be requested respectively to suspend and cancel (i) trading in Countrywide Shares on the London Stock Exchange's market for listed securities with effect from close of business on the Business Day preceding the Effective Date and (ii) the listing of Countrywide Shares from the Official List with effect from 8.00 a.m. on the Effective Date. The last day of dealings in Countrywide Shares on the London Stock Exchange is expected to be 9 February 2007 (being the Business Day immediately prior to the Effective Date) and no transfers of Countrywide Shares will be registered after close of business on this date. On the Effective Date, share certificates in respect of Countrywide Shares will cease to be valid. In addition, on the Effective Date, entitlements to Scheme Shares held within the CREST system will be cancelled.

16. Overseas Shareholders

(a) ***General***

Countrywide Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK should consult their independent professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to receive the Rightmove Shares to which they are entitled under the Scheme. If a Countrywide Shareholder is in any doubt as to his eligibility to receive Rightmove Shares he should contact his independent professional adviser immediately.

The availability of the Proposals to persons resident in, or citizens of, jurisdictions outside the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements. It is the responsibility of each of the Countrywide Shareholders who are not resident in the UK to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental exchange control or other consents which may be required or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction. Any failure to comply with such applicable requirements may constitute a violation of the securities laws of any such jurisdictions.

Under the terms of the Scheme the Company will have the right to deem a Scheme Shareholder to have made a Rightmove Sale Election in respect of all Rightmove Shares to which it is entitled under the Scheme where the Company believes that receipt of such Rightmove Shares by that Scheme Shareholder may infringe applicable legal or regulatory requirements or require the Company, Rightmove or Charlie Holdco 4 to comply with any regulatory or other obligations which they consider to be unduly onerous.

(b) US Persons

The Rightmove Shares have not been and will not be registered under the US Securities Act. Accordingly, no Rightmove Shares will be transferred to, or credited to a stock account in CREST of, Countrywide Shareholders with registered addresses in the United States, US Persons or nominees who hold (or appear to the Company to hold) Countrywide Shares on behalf of US Persons and, accordingly, under the terms of the Scheme, such Countrywide Shareholders and nominees will be deemed by the Company to have elected for the Rightmove Sale Election in respect of all Rightmove Shares to which they are entitled under the Scheme unless prior to the Effective Date they can demonstrate to the satisfaction of the Company that receipt of such Rightmove Shares by them will not breach US securities law.

Any Countrywide Shareholder with a registered address in the United States or a nominee who holds Countrywide Shares on behalf of any US Person who believes that they are, or hold on behalf of persons who are, eligible under an exemption from local securities laws should contact Capita Registrars on +44 20 8639 2157 to determine whether and how such persons can receive the Rightmove Shares to which they are entitled under the Scheme.

This document has been prepared for the purposes of complying with English law, the City Code and the Listing Rules and the information disclosed may be different from that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside England.

17. Transaction Agreement

Countrywide, Charlie Holdco 4 and 3i Investments have entered into a Transaction Agreement dated 12 December 2006, under the terms of which the parties have agreed, amongst other things, to co-operate to implement the Scheme. Details of the Transaction Agreement are set out in paragraph 7 of Appendix VI (*Additional Information*) to this document.

18. Management Arrangements

The Management Team will together invest approximately £1.74 million in, and rollover the Excluded Management Shares which have an approximate value of £2.16 million at the value of the Offer on the date of the Announcement into, a combination of loan notes to be issued by Charlie Holdco 2 and shares in Charlie Holdco 1, the ultimate holding company of Charlie Holdco 4. These securities will not be listed on any stock exchange.

In order to give effect to the Management Arrangements, the Management Team and certain members of the Charlie Holdco Group have entered into the Acquisition Agreement pursuant to which Harry Hill has agreed to sell one Countrywide Share to Charlie Holdco 4 for a price of 490 pence and certain of the Management Team have agreed to the acquisition of the Excluded Management Shares by Charlie Holdco 4 in consideration for the issue to the Management Team

of Management Loan Notes which will, pursuant to certain put and call options set out in the Acquisition Agreement, be exchanged for shares in Charlie Holdco 1 and loan notes issued by Charlie Holdco 2. The 3i Investors, the Management Team and their nominees and certain members of the Charlie Holdco Group have also entered into the Investment Agreement in respect of the cash subscriptions to be made by certain of the Management Team. Further details of the Acquisition Agreement and the Investment Agreement are set out in Part A of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

The Management Team will remain with Countrywide if the Scheme becomes effective. The existing service contracts of certain of the Management Team will, following the Scheme becoming effective, be novated to Charlie Holdco 1. It is proposed that, subject to the Scheme becoming effective, the salaries of Harry Hill, Mike Nower and Grenville Turner will be increased as further detailed in the summary of their service contracts set out in paragraph 5 of Appendix VI (*Additional Information*) to this document.

Countrywide Shareholders will be asked at the EGM to approve the Management Arrangements described in this paragraph 18 by way of an ordinary resolution proposed at the EGM. None of the Management Shareholders (or their connected persons who are holders of Countrywide Shares) will be entitled to vote on this resolution and voting on this resolution will be by way of a poll.

The options over Countrywide Shares held by the Management Team under the Countrywide Share Schemes will be treated in the same manner as all the other options and awards, further details of which are set out in paragraph 14 above.

Hawkpoint and Panmure Gordon consider the terms of the Management Arrangements and the investment by the Management Team to be fair and reasonable so far as all other Countrywide Shareholders are concerned.

19. Taxation

The following statements are intended as a general guide only to current United Kingdom tax legislation and to what is understood to be the current practice of HM Revenue and Customs. They summarise the position of Scheme Shareholders who (unless the position of overseas Scheme Shareholders is expressly referred to) are resident and (in the case of individuals) ordinarily resident in the United Kingdom for tax purposes and who hold their Countrywide Shares as an investment. They do not relate to the position of the Management Team in respect of the Excluded Management Shares.

Any person who is in any doubt as to his tax position or who is subject to tax in a jurisdiction other than the United Kingdom is strongly recommended to consult his independent professional adviser immediately.

(a) Share Capital Reorganisation

For the purposes of the United Kingdom taxation of chargeable gains:

(i) the reclassification and subdivision of the Scheme Shares into A Shares and B Shares should be treated as a reorganisation of the share capital of the Company and should not result in any disposal or part disposal of Scheme Shares by Scheme Shareholders;

(ii) the A Shares and B Shares should be treated as the same asset and as having been acquired at the same time as the Scheme Shares they replace; and

(iii) for the purposes of computing any gain or loss on a subsequent disposal of A Shares or B Shares, the base cost of the relevant Scheme Shareholder in his existing Scheme Shares should be apportioned between his A Shares and B Shares by reference to their respective market values immediately after the reorganisation. It is expected that the market value of each A Share will be the relevant cash consideration per A Share and the market value of each B Share will be the relevant fraction of the market value of a share in Rightmove at that time.

(b) Offer

(i) *Cash Consideration*

Scheme Shareholders will be treated as having made a disposal of their A Shares for the purposes of United Kingdom taxation of chargeable gains when they receive cash from Charlie Holdco 4 under the Scheme in consideration for the cancellation of their A Shares. This may, depending on the individual circumstances of each Scheme Shareholder (including the availability of any exemption, allowance or relief), give rise to a liability to United Kingdom taxation of chargeable gains.

(ii) *Share Consideration*

(A) Return of Capital and distribution

The distribution of Rightmove Shares to Scheme Shareholders by the Company in consideration for the cancellation of their B Shares under the Scheme will be treated as an income distribution by the Company for United Kingdom tax purposes to the extent that the market value of the Rightmove Shares distributed exceeds the paid up share capital of the B Shares cancelled. It is expected that the average paid up share capital per B Share will be approximately 60.2p for these purposes and, accordingly, if the market value of a Rightmove Share on the relevant date is 383.5p (being the Closing Price of a Rightmove Share on 19 December 2006, the latest practicable date prior to the posting of this document) and the fractional entitlement of a B Share therefore 63.3p, the distribution will amount to approximately 3.1p per B Share (a "**B Share Distribution**").

Scheme Shareholders who elect for the Rightmove Sale Election should note that they will be deemed to have received a B Share Distribution even though they will never receive the Rightmove Shares to which they are entitled under the Scheme because those shares will be sold on their behalf.

(B) Company

The Company will not be required to withhold tax at source on any B Share Distribution.

(C) UK Resident Individual Scheme Shareholders

An individual Scheme Shareholder who is resident in the United Kingdom for tax purposes will be subject to income tax on any B Share Distribution as if it were a dividend.

Generally, therefore, an individual Scheme Shareholder will be entitled to a tax credit in respect of any B Share Distribution equal to one-ninth of the B Share Distribution (or 10 per cent. of the B Share Distribution plus the related tax credit, together the gross dividend).

An individual Scheme Shareholder who is liable to income tax at only the starting or basic rate will be subject to income tax at the rate of 10 per cent. on the gross dividend. The tax credit should therefore satisfy in full that individual Scheme Shareholder's liability to income tax on any B Share Distribution.

An individual Scheme Shareholder who is liable to income tax at the higher rate will be subject to income tax at the rate of 32.5 per cent. on the gross dividend, to the extent that the gross dividend falls into the higher rate tax band. The tax credit will not therefore satisfy the individual Scheme Shareholder's liability to income tax on the gross dividend and he will have to account for additional tax equal to 22.5 per cent. of the gross dividend (or 25 per cent. of the B Share Distribution).

(D) UK Resident Corporate Scheme Shareholders

Subject to certain exceptions for traders in securities and insurance companies, corporate Scheme Shareholders which are resident in the United Kingdom for tax purposes will not generally be subject to corporation tax on any B Share Distribution. Those Scheme Shareholders should, however, note paragraph (G)(ii) below.

(E) Other UK Resident Scheme Shareholders

Other United Kingdom resident Scheme Shareholders who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of any tax credit attaching to any B Share Distribution.

(F) Overseas Scheme Shareholders

Overseas Scheme Shareholders will not generally be able to claim any repayment of tax from HM Revenue and Customs in respect of any tax credit attaching to any B Share Distribution under any double tax treaty.

(G) Taxation of Chargeable Gains

The cancellation of the B Shares under the Scheme will also give rise to a disposal by Scheme Shareholders for the purposes of the United Kingdom taxation of chargeable gains, the proceeds of which will be the Rightmove Shares (and any fractional entitlements) to which those Scheme Shareholders are entitled under the Scheme.

It should be noted that:

(i) where the relevant Scheme Shareholder is within the charge to capital gains tax, the B Share Distribution will be excluded from his disposal proceeds for these purposes; and

(ii) where the relevant Scheme Shareholder is within the charge to corporation tax, the B Share Distribution may not under what is understood to be the current practice of HM Revenue and Customs be excluded from that Scheme Shareholder's disposal proceeds.

The sale of fractional entitlements to Rightmove Shares on behalf of Scheme Shareholders will be treated as a disposal by Scheme Shareholders for the purposes of the United Kingdom taxation of chargeable gains. In computing whether this disposal gives rise to a gain or a loss, the base cost of each Scheme Shareholder in the fractional entitlements which are sold on his behalf should be equal to the market value of those fractional entitlements to which he was entitled under the Scheme immediately after the Scheme took effect. This may be more or less than his *pro rata* proportion of net proceeds from the sale of those fractional entitlements, depending on whether the value of the Rightmove Shares has fluctuated between the Scheme becoming effective and the sale of the fractional entitlements.

(c) Rightmove Sale Election

Scheme Shareholders who elect for the Rightmove Sale Election will be subject to the same tax treatment in respect of the cancellation of their B Shares as the Scheme Shareholders who do not (see paragraph (b) above).

For the purposes of United Kingdom taxation of chargeable gains, they will also be treated as having made a disposal of the Rightmove Shares to which they are entitled under the Scheme when those Rightmove Shares are sold on their behalf pursuant to the Rightmove Sale Election. In computing whether this disposal gives rise to a gain or a loss, the base cost of each Scheme Shareholder in the Rightmove Shares which are sold on his behalf should be equal to value of the Rightmove Shares to which he was entitled under the Scheme immediately after the Scheme took effect. This may be more or less than his *pro rata* proportion of the Rightmove Sale Proceeds, depending on whether the value of the Rightmove Shares has fluctuated between the Scheme becoming effective and the sale of the Rightmove Shares pursuant to the Rightmove Sale Election.

(d) Stamp Duty / SDRT

Except in relation to depository receipt arrangements and clearance services, where special rules apply, no stamp duty or SDRT will be payable by Scheme Shareholders in connection with:

(i) the share capital reorganisation, the cancellation of the A Shares and B Shares or the distribution of the Rightmove Shares under the Scheme; or

(ii) the sale of Rightmove Shares under the Rightmove Sale Election.

20. United States Taxation

Countrywide Shareholders who are resident in the United States or who may otherwise be subject to US tax in respect of their Countrywide Shares should consult their own tax advisers regarding the application of US federal income tax law to their particular circumstances, as well as any state, local, foreign and other tax consequences relevant to their particular circumstances.

21. Settlement

(a) Cash Consideration

Subject to the Scheme becoming effective, and in accordance with the terms thereof, settlement of the Cash Consideration to which any Scheme Shareholder is entitled under the Proposals and any cash sum due in respect of fractional entitlements to Rightmove Shares, will be effected within 14 days of the Effective Date as follows:

Where, at the Scheme Record Time, a Scheme Shareholder holds the Scheme Shares in certificated form, settlement of Cash Consideration to which that Scheme Shareholder is entitled shall be despatched either:

(i) by first class post, by cheque; or

(ii) by such other method as may be approved by the Panel.

All cheques shall be in Sterling drawn on the branch of a UK clearing bank. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, to joint holders, whose names appear in the register of members of the Company in respect of the joint holding concerned. The encashment of any such cheque as is referred to in this paragraph shall be a complete discharge for the monies represented thereby.

The payment of Cash Consideration to which CREST Shareholders are entitled shall be effected by means of CREST by Charlie Holdco 4 procuring the creation of a CREST payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated Scheme Shares in respect of Cash Consideration due to him. The creation of such an assured payment arrangement shall be a complete discharge of Charlie Holdco 4's obligations under this Scheme with reference to payments through CREST. Charlie Holdco 4 reserves the right to pay any Cash Consideration to all or any relevant CREST Shareholders at the Scheme Record Time as set out in (i) or (ii) above if, for any reason it wishes to do so.

(b) Share Consideration

Subject to the Scheme becoming effective, and in accordance with the terms thereof, settlement of the Share Consideration to which any Scheme Shareholder is entitled under the Proposals will be effected within 14 days of the Effective Date (or such later date as the Panel may agree) as follows:

(i) Where, at the Scheme Record Time, a Scheme Shareholder holds the Scheme Shares in certificated form, the Rightmove Shares to which such Scheme Shareholder is entitled will be transferred in certificated form. Definitive certificates for such Rightmove Shares will be despatched by first class post (or such other method as may be approved by the Panel);

(ii) Rightmove Shares to which CREST Shareholders are entitled at the Scheme Record Time will be transferred in uncertificated form. CRESTCo will be instructed to credit the appropriate stock account in CREST of the CREST Shareholders concerned with such CREST Shareholder's entitlement to Rightmove Shares. The stock account concerned will be an account under the same participant ID and member account ID under which the relevant CREST Shareholder holds the relevant Scheme Shares.

(c) Rightmove Sale Proceeds

Scheme Shareholders who make an election for the Rightmove Sale Election will receive the Rightmove Sale Proceeds within five Business Days of completion of the sale of all Rightmove Sale Shares pursuant to the Placing Agreement. It is expected that the placing of the Rightmove Sale Shares will be completed within five Business Days following the Effective Date. Accordingly it is expected that Scheme Shareholders will receive Rightmove Sale Proceeds to which they are

entitled within ten Business Days of the Effective Date. However, there is no guarantee that it will be possible to find purchasers for the Rightmove Sale Shares within this time period. Settlement of any part of the Rightmove Sale Proceeds to which a Scheme Shareholder is entitled will be effected by way of a separate cheque or other payment from the Company despatched in the same manner as referred to in (a) above.

All documents and remittances sent by, to or from Scheme Shareholders or their appointed agents will be sent at their own risk.

22. Action to be Taken

Your attention is drawn to pages 3 to 5 of this document and paragraph 10 of the letter from the Chairman set out in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document which explains the action you should take in relation to the Proposals and the Scheme.

23. Further Information

The terms of the Scheme are set out in Part 3 (*The Scheme of Arrangement*) of this document. Your attention is also drawn to the further information contained in this document which forms part of the explanatory statement pursuant to section 426 of the Companies Act. In particular, your attention is drawn to the conditions to the implementation of the Scheme and the Proposal in Appendix I (*Conditions to the implementation of the Scheme and the Proposal*), the financial information on Countrywide and Rightmove in Appendix III (*Further information on the Countrywide Group*) and Appendix IV (*Further information on Rightmove*) respectively and the Additional Information set out in Appendix VI (*Additional Information*) to this document.

Yours faithfully,

David Renton
Managing Director

For and on behalf of
Hawkpoint Partners Limited

Tim Linacre
Chief Executive Officer

For and on behalf of
Panmure Gordon (UK) Limited

PART 3

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 10040 of 2006

IN THE MATTER OF COUNTRYWIDE PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985
SCHEME OF ARRANGEMENT
(under Section 425 of the Companies Act 1985)

between

COUNTRYWIDE PLC

and

THE SCHEME SHAREHOLDERS
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

A Shares	the A ordinary shares of 2½ pence each in the capital of the Company having the rights set out in Clause 1.2 of Part 1 of this Scheme
Acquisition Agreement	the Acquisition Agreement dated 12 December 2006 between the Management Team and the members of the Charlie Holdco Group pursuant to which: (i) Harry Hill has agreed to sell and Charlie Holdco 4 has agreed to purchase one Countrywide Share; and (ii) conditional upon and subject to the Scheme becoming effective, the Excluded Management Shares will be acquired by Charlie Holdco 4 in consideration for which certain of the Management Shareholders will be issued with Management Loan Notes which, pursuant to certain put and call options they will exchange partly for shares in Charlie Holdco 1 and partly for loan notes to be issued by Charlie Holdco 2
Act	the Companies Act 1985 (as amended)
Articles	articles of association
B Shares	the B ordinary shares of 2½ pence each in the capital of the Company having the rights set out in Clause 1.2 of Part 1 of this Scheme
Business Day	a day (excluding Saturdays, Sundays and UK public holidays) on which banks in the City of London are generally open for business
Cash Consideration	the cash consideration due to Scheme Shareholders under the Offer pursuant to Clause 2.1(a) of Part 2 of this Scheme
certificated or **in certificated form**	in relation to a share, not in uncertificated form in CREST

Charlie Holdco 1	Charlie Holdco 1 Limited, a company incorporated in England and Wales under registered number 5978734 with registered office at 10 Snow Hill, London EC1A 2AL
Charlie Holdco 2	Charlie Holdco 2 Limited, a company incorporated in England and Wales under registered number 5979172 with registered office at 10 Snow Hill, London EC1A 2AL
Charlie Holdco 4	Charlie Holdco 4 Limited, a company incorporated in England and Wales under registered number 5984486 with registered office at 10 Snow Hill, London EC1A 2AL
Conditional Options	those options under the Countrywide Share Schemes that have been exercised conditionally upon the Court sanctioning the Scheme
connected person	has the meaning given to it in section 346 of the Act
Countrywide or **Company**	Countrywide plc, a public limited company incorporated in England and Wales with registered number 4947152
Countrywide Share	an ordinary share of 5 pence in the capital of the Company
Countrywide Share Schemes	the 2004 Approved Plan, the 1995 ESOS, the 1996 ESOS, the 1996 SAYE, the 2004 SAYE, the 1996 EDIS, the ESBS and the 2006 PSP
Court	the High Court of Justice in England and Wales
Court Meeting	the meeting of the Independent Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act for the purpose of considering and, if thought fit, approving this Scheme (with or without modification), and any adjournment thereof
Court Orders	the Scheme Court Order and the Reduction Court Order
CREST	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
CRESTCo	CRESTCo. Limited
CREST Shareholder	a Countrywide Shareholder who holds his Countrywide Shares in uncertificated form, that is in CREST
Effective Date	the date on which this Scheme becomes effective in accordance with its terms
Excluded Management Shares	170,970 Countrywide Shares in aggregate held by certain of the Management Shareholders and 217,711 Countrywide Shares in aggregate to be issued to certain of the Management Shareholders pursuant to the exercise of options under the Countrywide Share Schemes after the date of the document of which this Scheme forms a part and on or before the Reduction Record Time, all of which are to be acquired by Charlie Holdco 4 pursuant to the Acquisition Agreement
holder	a registered holder, including any person entitled by transmission
Independent Scheme Shareholders	Scheme Shareholders other than Management Scheme Shareholders

Management Loan Notes	the 15 per cent. redeemable loan notes 2016 which will be constituted by an instrument to be executed by Charlie Holdco 4
Management Scheme Shareholders	holders of Management Scheme Shares
Management Scheme Shares	all of the Countrywide Shares held by the Management Shareholders (including Countrywide Shares issued pursuant to the exercise of options under the Countrywide Share Schemes after the date of the document of which this Scheme forms a part and on or before the Reduction Record Time) other than the Excluded Management Shares
Management Shareholders	the Management Team and certain of their connected persons, namely Smith & Williamson Nominees Limited (on behalf of Harry Hill and the Hill H D Discretionary Settlement 1997), Alliance Trust Savings Nominees Limited (on behalf of Robert Scarff), Sara Nower and Mrs Terry Marris
Management Team	Harry Hill, Mike Nower, Grenville Turner, Alan Snowball, Anthony Ekins, Robert Scarff, Christopher Shaw, David Fletcher, Gerald Fitzjohn, John Williams, John Hards, Terry Marris and Gareth Williams
Offer	the recommended cash and share offer of 490 pence and 0.16518 Rightmove Shares for each Scheme Share made by Charlie Holdco 4 to Scheme Shareholders
Panel	The Panel on Takeovers and Mergers
Placing Agreement	the conditional placing agreement in respect of the Rightmove Sale Shares between Countrywide and UBS dated 12 December 2006
Reduction Court Hearing	the hearing at which the Court's confirmation of the Reduction of Capital will be sought
Reduction Court Order	the order of the Court confirming under section 137 of the Act the Reduction of Capital
Reduction of Capital	the reduction of Countrywide's share capital pursuant to section 135 of the Act, involving the cancellation and extinguishing of the Scheme Shares provided for by this Scheme
Reduction Record Time	6.00 p.m. on the last Business Day immediately prior to the date of the Reduction Court Hearing
Registrar of Companies	the Registrar of Companies of England and Wales
Regulations	the Uncertificated Securities Regulations (SI 2001/3755)
Rightmove	Rightmove plc
Rightmove Sale Election	the facility whereby Scheme Shareholders may elect to have all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme sold on their behalf and, following completion of the sale of all of the Rightmove Sale Shares, receive their pro rata proportion of the Rightmove Sale Proceeds

Rightmove Sale Proceeds	the net proceeds (after deduction of broking commission of 1.35 per cent. and other sale costs and expenses) received in respect of the sale of the Rightmove Sale Shares on behalf of Countrywide Shareholders who have made or been deemed to have made an election under the Rightmove *Sale Election*
Rightmove Sale Shares	those Rightmove Shares in respect of which an election has been made or has been deemed to have been made under the Rightmove Sale Election
Rightmove Share	an ordinary share of 1 pence in the capital of Rightmove
Scheme	this scheme of arrangement in the form set out herein, or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Countrywide and Charlie Holdco 4
Scheme Court Hearing	the hearing at which the Court's sanction of the Scheme will be sought under section 425 of the Act
Scheme Court Order	the order of the Court sanctioning the Scheme under section 425 of the Act
Scheme Record Time	6.00 p.m. on the Business Day immediately prior to the Effective Date
Scheme Shareholders	holders of Scheme Shares
Scheme Shares	means: (i) the Countrywide Shares in issue at the date of the document of which this Scheme forms a part; (ii) any Countrywide Shares issued after the date of the document of which this Scheme forms part and before the Voting Record Time; and (iii) any Countrywide Shares issued on or after the Voting Record Time but or on or before the Reduction Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, and including, where the context so requires, A Shares and B Shares arising upon the reclassification and subdivision referred to in clause 1.1 *of Part 1 of this Scheme*, but in each case excluding the Excluded Management Shares and the one Countrywide Share to be registered in the name of Charlie Holdco 4 pursuant to the Acquisition Agreement and, for the avoidance of doubt, excluding any Countrywide Shares held in treasury by the Company
Share Consideration	the share consideration due to a Scheme Shareholder under the Offer pursuant to Clause 2.1 (b) of Part 2 of this Scheme
the 2004 Approved Plan	the Countrywide Approved Share Option Plan (2004)
the 1996 EDIS	the Countrywide Assured Group plc Executive Deferred Incentive Scheme (1996)
the ESBS	the Countrywide Assured Group plc Executive Share Bonus Scheme
the 1995 ESOS	the Countrywide Assured Group plc Executive Share Option Scheme (1995)

the 1996 ESOS	the Countrywide Assured Group plc Executive Share Option Scheme (1996)
the 2006 PSP	the Countrywide plc Performance Share Plan (2006)
the 1996 SAYE	the Countrywide Assured Group plc Savings Related Share Option Scheme (1996)
the 2004 SAYE	the Countrywide Sharesave Plan (2004)
UK or **United Kingdom**	the United Kingdom of Great Britain and Northern Ireland
uncertificated or **in uncertificated form**	in relation to a share or other security, title to which is recorded in the relevant register of the share or security as being held in uncertificated form, in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
United States	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
US Person	a US person as defined in Regulation S under the US Securities Act and any nominee thereof
US Securities Act	the United States Securities Act of 1933, as amended
Voting Record Time	the time fixed by the Court for determining the entitlement to vote at the Court Meeting, as set out in the notice of the Court Meeting
£, Sterling, pence and **p**	the lawful currency of the United Kingdom

and references to Clauses are to Clauses of this Scheme.

(B) At the date of this document, the authorised share capital of the Company is £12,550,000 divided into 251,000,000 ordinary shares, of which, as at 19 December 2006 (being the latest practicable date prior to the posting of this document), 170,849,865 have been issued and are credited as fully paid and the remainder are unissued (or are held in treasury by the Company).

(C) At the date of this document Charlie Holdco 4 does not own any Countrywide Shares. It is proposed that Charlie Holdco 4 acquire one Countrywide Share before the Scheme Court Hearing pursuant to the Acquisition Agreement.

(D) Charlie Holdco 4 has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by, and to undertake to the Court to be bound by, this Scheme and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(E) By the Acquisition Agreement, certain of the Management Shareholders have agreed, subject to and conditional upon this Scheme becoming effective, to the acquisition of the Excluded Management Shares in consideration for the issue to certain of the Management Shareholders of such number of Management Loan Notes as is specified in the Acquisition Agreement.

(F) The Management Shareholders have agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to be bound by this Scheme in relation to the shares held by them.

THE SCHEME

PART 1

1. Reorganisation of Countrywide Shares

1.1 On the Effective Date each Scheme Share will be reclassified and subdivided into one A Share and one B Share.

1.2 The A Shares and the B Shares created by the reclassification and subdivision referred to in Clause 1.1 above shall have the rights and be subject to the restrictions set out in new Article 3 below, which shall replace the current Article 3 in the Company's Articles and, with effect from such reclassification and subdivision, the Company's Articles shall be amended accordingly:

"**3. Authorised Share Capital**

(i) The authorised share capital of the Company is £12,550,000 divided into ordinary shares of 5 pence each (the **Ordinary Shares**), A ordinary shares of $2\frac{1}{2}$ pence each (the **A Shares**) and B ordinary shares of $2\frac{1}{2}$ pence each (the **B Shares**).

(ii) The A Shares and the B Shares (taken together) shall rank equally with, and have the same rights as those attaching to, the Ordinary Shares, save that:

(A) each A Share shall confer upon the holder thereof the right to receive 490 pence in cash in accordance with, and pursuant to, the terms of the Scheme of Arrangement under section 425 of the Companies Act 1985 dated 21 December 2006 between the Company and Scheme Shareholders (each as defined therein) (in its form as at that date or with or subject to any modification, addition or condition agreed by the Company and Charlie Holdco 4 Limited, which the Court (as defined therein) may think fit to approve or impose); and

(B) each B Share shall confer upon the holder thereof the right to receive 0.16518 ordinary shares of Rightmove plc (**Rightmove Shares**) in accordance with, and pursuant to, the terms of the Scheme."

PART 2

1. Cancellation of the A Shares and the B Shares

1.1 Subject to the reclassification and subdivision of the Scheme Shares under Part 1 of this Scheme taking effect, on the Effective Date the issued share capital of the Company shall be reduced by cancelling and extinguishing all of the A Shares then in issue and all of the B Shares then in issue.

1.2 Subject to, and forthwith upon, the Reduction of Capital referred to in Clause 1.1 of Part 2 of this Scheme taking effect and notwithstanding anything to the contrary in Countrywide's Articles:

(a) the share capital of the Company shall be increased by the creation of such number of new Countrywide Shares as have an aggregate nominal value equal to the aggregate nominal value of the A Shares cancelled pursuant to Clause 1.1 of Part 2 of this Scheme; and

(b) the reserve arising in the books of account of the Company as a result of the cancellation of the A Shares referred to in Clause 1.1 of Part 2 of this Scheme shall be capitalised and applied in paying up in full at par the new Ordinary Shares created pursuant to Clause 1.2(a) of Part 2 of this Scheme, which shall be allotted and issued credited as fully paid to Charlie Holdco 4 and/or its nominee(s).

2. Consideration for cancellation of the A Shares and the B Shares

2.1 (a) In consideration for the cancellation of the A Shares and the allotment and issue of the new Countrywide Shares in respect of such A Shares as provided in Clause 1 of Part 2 of this Scheme, Charlie Holdco 4 shall pay to, or for the account of, the holders of Scheme Shares (as appearing on the register of members of the Company at the Scheme Record Time):

for each A Share then held **490 pence in cash**

(b) In consideration for the cancellation of the B Shares as provided in Clause 1 of Part 2 of this Scheme, the holders of Scheme Shares (as appearing on the register of members of the Company at the Scheme Record Time) shall receive a distribution of Rightmove Shares from the Company as follows:

for each B Share then held **0.16518 Rightmove Shares**

3. Fractional Entitlements

3.1 The entitlement of the holders of Scheme Shares to receive a distribution of Rightmove Shares under Clause 2.1 (b) of Part 2 of this Scheme shall in all cases be rounded down to the nearest whole Rightmove Share.

3.2 All fractions of Rightmove Shares to which Scheme Shareholders would otherwise have been entitled shall be aggregated and sold after the Effective Date and the net proceeds of such sale shall be paid in cash to relevant Scheme Shareholders *pro rata* to their entitlements.

3.3 Payment of any amounts to which a Scheme Shareholder is entitled under Clause 3.2 will be made in accordance with Clause 5 below.

4. Certification

4.1 With effect from and including the Effective Date, each existing certificate representing a holding of Scheme Shares shall cease to be valid in respect of such holding and each holder of Scheme Shares shall be bound at the request of the Company to deliver up the same to the Company or to any person appointed by the Company to receive the same for cancellation or to destroy such share certificates.

4.2 With effect from and including the Effective Date, in respect of those holders of Scheme Shares who hold Scheme Shares in uncertificated form in CREST, CRESTCo shall be instructed to cancel such holders' entitlements to such Scheme Shares.

5. Payments of Cash Consideration

5.1 Within 14 days of the Effective Date, Charlie Holdco 4 shall, subject to Clause 5.4, deliver, or procure the delivery of, the Cash Consideration in accordance with Clauses 5.2 and 5.3.

5.2 Where, at the Scheme Record Time, a Scheme Shareholder holds the Scheme Shares in certificated form, settlement of the Cash Consideration to which that Scheme Shareholder is entitled shall be despatched either:

(a) by first class post, by cheque; or

(b) by such other method as may be approved by the Panel.

All cheques shall be in Sterling drawn on the branch of a UK clearing bank. Payments made by cheque shall be payable to the Scheme Shareholder concerned or, in the case of joint holders, to the holder whose name appears first in the register of members of the Company in respect of the joint holding concerned or to such other person(s) (if any) as such person may direct in writing. The encashment of any such cheque as is referred to in this Clause shall be a complete discharge for the monies represented thereby.

5.3 The payment of Cash Consideration to which CREST Shareholders are entitled shall be effected by means of CREST by Charlie Holdco 4 procuring the creation of a CREST payment obligation in favour of the appropriate CREST account through which the relevant Scheme Shareholder holds such uncertificated Scheme Shares in respect of the Cash Consideration due to him. The creation of such an assured payment arrangement shall be a complete discharge of Charlie Holdco 4's obligations under this Scheme with reference to payments through CREST. Charlie Holdco 4 reserves the right to pay any Cash Consideration referred to in this Clause to all or any relevant CREST Shareholders at the Scheme Record Time in the manner referred to in Clause 5.2 if, for any reason it wishes to do so.

5.4 Any Cash Consideration payable in respect of Scheme Shares that have been issued (or transferred out of treasury) pursuant to the exercise of Conditional Options shall (unless the Company agrees with Charlie Holdco 4 that clause 5.1 of the Scheme shall apply) be paid by Charlie Holdco 4 to the Company by electronic transfer for onward transmission by the Company *pro rata* to the relevant Scheme Shareholders (who have exercised such Conditional Options) as soon as reasonably practicable following the Effective Date. In the case of such Scheme Shareholders (who have exercised Conditional Options) who are also employees of the Company at the date of payment, the Company may transfer such Cash Consideration by the usual manner in which such employees are paid via its payroll. In the case of Scheme Shareholders (who have exercised Conditional Options) who are not employees of the Company at the date of payment, the Company may effect payment of such Cash Consideration by the issue, despatch or procuring the issue or despatch of cheques to the relevant Scheme Shareholders.

6. Distribution of Rightmove Shares

6.1 Distribution of Rightmove Shares where Scheme Shares are held in uncertificated form in CREST

The crediting of Rightmove Shares (which are not the subject of a valid election or deemed election under the Rightmove Sale Election) through CREST will take place no later than 14 days after the Effective Date.

Scheme Shareholders should note that they will have no rights in respect of Rightmove Shares held through CREST against CRESTCo or its subsidiaries. Normal CREST procedures (including timings) apply in relation to any Scheme Shares that are, or are to be, converted from uncertificated to certificated form, or from certificated to uncertificated form prior to the Effective Date.

6.2 Distribution of Rightmove Shares where Scheme Shares are held in certificated form

Definitive certificates for Rightmove Shares (which are not the subject of a valid election or deemed election under the Rightmove Sale Election) will be despatched to the relevant Scheme Shareholders no later than 14 days after the Effective Date. Definitive certificates for

such Rightmove Shares will be despatched to such Scheme Shareholders by first-class post (or by such other method as may be approved by the Panel) to the address appearing in the register of members of the Company at the Scheme Record Time (or in the case of joint holders, to the holder whose name stands first in such register in respect of the holdings concerned).

Notwithstanding Clause 6.1 above, the Company will be entitled to deliver Rightmove Shares in certificated form with appropriate legends to Scheme Shareholders if, for any reason it wishes to do so.

6.3 Overseas shareholders

The provisions of clauses 2 and 6 shall be subject to any prohibition or condition imposed by law. If in the case of any Scheme Shareholder the Company believes that the law of a country or territory outside the United Kingdom precludes the delivery to it of Rightmove Shares under clause 2 or precludes the same except after compliance by the Company, Charlie Holdco 4 or Rightmove (as the case may be) with any governmental or other consent or any registration, filing or other formality with which the Company, Charlie Holdco 4 or Rightmove (as the case may be) is unable to comply or which the Company, Charlie Holdco 4 or Rightmove (as the case may be) regards as unduly onerous, then the Company may in its sole discretion determine that such Scheme Shareholder shall be deemed to have made a Rightmove Sale Election and accordingly that the Rightmove Shares which such Scheme Shareholder would have been entitled to pursuant to Clause 2.1(b) shall be sold by or on behalf of the Company (acting as trustee for the relevant Scheme Shareholders) as soon as practicable following the Effective Date. Any such sale shall be carried out at the placing price under the Placing Agreement and following completion of the sale of all of the Rightmove Sale Shares, the Rightmove Sale Proceeds will be remitted to such Scheme Shareholders on a *pro rata* basis according to the number of Rightmove Shares in respect of which Rightmove Sale Elections were made or deemed to be have been made by making a payment to such holder in accordance with Clause 5 above. In the absence of bad faith or wilful default, none of the Company, Charlie Holdco 4, UBS or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

7. The Effective Date

7.1 This Scheme shall become effective in accordance with its terms as soon as office copies of the Court Orders shall have been delivered to the Registrar of Companies in England and Wales, and the Reduction of Capital shall become effective as soon as the Reduction Court Order has been registered by the Registrar of Companies.

7.2 Unless this Scheme shall become effective on or before 31 March 2007 or such later date, if any, as the Company and Charlie Holdco 4 may agree and, if applicable, the Court may approve, this Scheme shall never become effective.

8. Modification

Charlie Holdco 4 and the Company may jointly consent on behalf of all concerned to any modification of or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 21 December 2006

APPENDIX I

Conditions to the implementation of the Scheme and the Proposals

The Proposals are subject to English Law and the terms and conditions set out in this document.

1. The Proposals will be conditional upon the Scheme becoming effective by no later than 31 March 2007 or such later date as, subject to the City Code, Countrywide and Charlie Holdco 4 may agree and (if required) the Court may allow.

   The Scheme will be conditional upon:

   (i) approval of the Scheme by a majority in number of the Independent Scheme Shareholders who are present and voting, either in person or by proxy, at the Court Meeting or at any adjournment thereof representing 75 per cent. or more in value of the Scheme Shares voted;

   (ii) the resolutions required for implementation of the Scheme being duly passed by the requisite majority at the EGM or at any adjournment of that Meeting; and

   (iii) the sanction (with or without modification (but subject to such modification being acceptable to Countrywide and Charlie Holdco 4)) of the Scheme and the confirmation of the Reduction of Capital by the Court, office copies of the Court Orders and of the minute confirming the Reduction of Capital being delivered for registration to the Registrar of Companies and, in the case of the Reduction Court Order, registration of such Court Order by her.

2. Countrywide and Charlie Holdco 4 have agreed that, subject as stated in paragraph 4 below, the Scheme will also be conditional upon, and accordingly the necessary actions to make the Scheme become effective will only be taken upon, the following conditions being satisfied or waived:

   (a) no government or governmental, quasi-governmental, supranational, statutory, regulatory or investigative body, authority, court, trade agency, association or institution or professional or environmental body or any other similar person or body whatsoever in any relevant jurisdiction (each a "**Relevant Authority**") having decided to take, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or having required any action to be taken or information to be provided or otherwise having done anything or having made, proposed or enacted any statute, regulation, order or decision or having done anything which would or might reasonably be expected to (in each case to an extent which is material in the context of the Wider Countrywide Group taken as a whole or in the context of the Proposals):

      (i) make the Proposals or their implementation, or the acquisition or the proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or any member of the Wider Countrywide Group void, illegal or unenforceable in any jurisdiction, or otherwise directly or indirectly restrain, prohibit, restrict, prevent or delay the same or impose additional conditions or financial or other obligations with respect thereto, or otherwise challenge or interfere therewith;

      (ii) impose any material limit on the ability of any member of the Charlie Holdco Group or any member of the Wider Countrywide Group to conduct all or any part of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

      (iii) impose any material limitation on, or result in any material delay in, the ability of any member of the Charlie Holdco Group or any member of the Wider Countrywide Group to acquire, hold or exercise effectively, directly or indirectly, all or any rights of ownership of Countrywide Shares or any shares or securities convertible into Countrywide Shares or to exercise voting or management control over any member of the Wider Countrywide Group;

(iv) require any member of the Charlie Holdco Group and/or of the Wider Countrywide Group to acquire or repay any shares or other securities in and/or indebtedness of any member of the Wider Countrywide Group;

(v) impose any material limitation on the ability of any member of the Charlie Holdco Group and/or of the Wider Countrywide Group to integrate or co-ordinate its business, or any material part of it, with the business of any member of the Wider Countrywide Group or of the Charlie Holdco Group respectively; or

(vi) otherwise adversely affect any or all of the businesses, assets, financial or trading position, profits or prospects of any member of the Wider Countrywide Group,

and all applicable waiting and other time periods during which any Relevant Authority could institute, implement or thereafter take any such action, proceedings, suit, investigation, enquiry or reference or otherwise intervene under the laws of any relevant jurisdiction, having expired, lapsed or been terminated;

(b) all authorisations, orders, grants, recognitions, confirmations, licences, certificates, consents, clearances, permissions and approvals ("authorisations") reasonably deemed necessary or appropriate by Charlie Holdco 4 in any jurisdiction for or in respect of the Proposals or the acquisition or proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or the carrying on by any member of the Wider Countrywide Group of its business or in relation to the affairs of any member of the Wider Countrywide Group having been obtained in terms and in a form reasonably satisfactory to Charlie Holdco 4 from all appropriate Relevant Authorities or (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Wider Countrywide Group has entered into contractual arrangements and all such authorisations remaining in full force and effect and all filings necessary for such purpose having been made and there being no notice or intimation of any intention to revoke, suspend, restrict or amend or not to renew the same at the Effective Date and all necessary filings and applications having been made and all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in each case as may be necessary in connection with the Proposals and their implementation or the acquisition or proposed acquisition by Charlie Holdco 4 of any shares or other securities in, or control of, Countrywide or any member of the Wider Countrywide Group;

(c) except as publicly announced by Countrywide through a RIS or as otherwise disclosed in writing to any member of the Charlie Holdco Group or its advisers prior to 12 December 2006, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Countrywide Group is a party or by or to which any such member or any of its respective assets is or are or may be bound, entitled or subject or any circumstance which, in consequence of the making of the Offer or implementation of the Proposals or the proposed acquisition of any shares or other securities in, or control of, Countrywide by Charlie Holdco 4 or because of a change in the control or management of Countrywide or otherwise, could reasonably be expected to result in (to an extent which is material in the context of the Wider Countrywide Group taken as a whole):

(i) any indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Wider Countrywide Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or capable of being withdrawn or inhibited;

(ii) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Wider Countrywide Group or any such security (whenever created, arising or having arisen) being enforced or becoming enforceable;

(iii) any member of the Wider Countrywide Group ceasing to be able to carry on business under any name under which it presently does so;

(iv) any such arrangement, agreement, licence, permit, franchise or other instrument, or any right, liability, obligation, interest or business of any member of the Wider Countrywide Group thereunder (or any arrangement, agreement, licence, permit, franchise or other instrument relating to any such right, liability, obligation, interest or business) or the interests or business of any such member in or with any other person, firm, company or body being or becoming capable of being terminated or adversely modified or adversely affected or any adverse action being taken or any onerous obligation or liability arising thereunder;

(v) any asset or interest of, or any asset the use of which is enjoyed by any member of the Wider Countrywide Group, being or falling to be disposed of or charged (otherwise than in the ordinary course of business) or ceasing to be available to any member of the Wider Countrywide Group or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Wider Countrywide Group otherwise than in the ordinary course of business;

(vi) the value or financial or trading position or prospects of any member of the Wider Countrywide Group being prejudiced or materially adversely affected in a manner which would be material in the context of the Wider Countrywide Group taken as a whole; or

(vii) the creation of any material liability, actual or contingent, by any member of the Wider Countrywide Group other than in the ordinary course of trading,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Wider Countrywide Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, might reasonably be expected to result in any of the events referred to in this paragraph (c) to an extent which is material in the context of the Wider Countrywide Group taken as a whole;

(d) since 31 December 2005 and except as disclosed in Countrywide's annual report and accounts for the year ended 31 December 2005 or in the interim results statement of Countrywide for the six months ended on 30 June 2006, or as otherwise publicly announced through an RIS or as otherwise disclosed in writing to any member of the Charlie Holdco Group or its advisers prior to 12 December 2006, no member of the Wider Countrywide Group having:

(i) issued or agreed to issue or authorised or proposed the issue of additional shares or securities of any class, or securities convertible into or exchangeable for shares, or rights, warrants or options to subscribe for or acquire any such shares, securities or convertible securities (save for issues between Countrywide and any of its wholly-owned subsidiaries or between such wholly-owned subsidiaries and save for options and vesting of awards as disclosed to Charlie Holdco 4 granted under the Countrywide Share Schemes before 12 December 2006 or the issue of any Countrywide Shares allotted upon the exercise of options and vesting of awards granted before 12 December 2006 under the Countrywide Share Schemes);

(ii) recommended, declared, made or paid or proposed to recommend, declare, make or pay any bonus, dividend or other distribution, whether payable in cash or otherwise, other than any distribution by any wholly-owned subsidiary within the Countrywide Group;

(iii) save as between wholly-owned subsidiaries of Countrywide or between Countrywide and any of its wholly-owned subsidiaries, effected, authorised, proposed or announced its intention to propose any merger, demerger, reconstruction, arrangement, amalgamation, commitment or scheme or any material acquisition, disposal or transfer of assets or shares (other than in the ordinary course of business) or any right, title or interest in any assets or shares or other transaction or arrangement in respect of itself or another member of the Wider Countrywide Group which in each case would be material in the context of the Wider Countrywide Group taken as a whole;

(iv) acquired or disposed of or transferred (other than in the ordinary course of business) or mortgaged, charged or encumbered any assets or shares or any right, title or interest in any assets or shares (other than in the ordinary course of business) or authorised the same or entered into, varied or terminated or authorised, proposed or announced its intention to enter into, vary, terminate or authorise any agreement, arrangement, contract, transaction or commitment (other than in the ordinary course of business and whether in respect of capital expenditure or otherwise) which is of a loss-making, long-term or unusual or onerous nature or magnitude, or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business, in each case which is material in the context of the Wider Countrywide Group taken as a whole;

(v) redeemed, purchased, repaid or reduced or proposed the redemption, purchase, repayment or reduction of any part of its share capital or any other securities;

(vi) save as between Countrywide and its wholly-owned subsidiaries, effected, authorised, proposed or announced its intention to propose any change in its share or loan capital;

(vii) issued, authorised or proposed the issue of or made any change in or to any debentures, or (other than in the ordinary course of business) incurred or increased any indebtedness or liability, actual or contingent, which is material in the context of the Wider Countrywide Group taken as a whole;

(viii) taken or proposed any corporate action or had any proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution, striking-off or reorganisation or for the appointment of a receiver, administrator (including the filing of any administration application, notice of intention to appoint an administrator or notice of appointment of an administrator), administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or for any analogous proceedings or steps in any jurisdiction or for the appointment of any analogous person in any jurisdiction;

(ix) entered into any contract, transaction or arrangement which is or would be restrictive on the business of any member of the Wider Countrywide Group or the Charlie Holdco Group or which is or could involve obligations which would or might reasonably be expected to be so restrictive;

(x) entered into any agreement, contract, transaction, arrangement or commitment (other than in the ordinary course of business) which is material in the context of the Wider Countrywide Group taken as a whole;

(xi) been unable or admitted that it is unable to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business or proposed or entered into any composition or voluntary arrangement with its creditors (or any class of them) or the filing at court of documentation in order to obtain a moratorium prior to a voluntary arrangement or, by reason of actual or anticipated financial difficulties, commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(xii) save in relation to any amendments to the Countrywide Share Schemes described in this document made, or announced any proposal to make, any change or addition to any retirement, death or disability benefit or any other employment-related benefit of or in respect of any of its directors, employees, former directors or former employees;

(xiii) save as between Countrywide and its wholly-owned subsidiaries, granted any lease or third party rights in respect of any of the leasehold or freehold property owned or occupied by it or transferred or otherwise disposed of any such property;

(xiv) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any service agreement with any director or senior executive of Countrywide or any director or senior executive of the Wider Countrywide Group;

(xv) made any amendment to its memorandum or articles of association;

(xvi) waived or compromised any claim or authorised any such waiver or compromise otherwise than in the ordinary course of business, which is material in the context of the Wider Countrywide Group taken as a whole;

(xvii) taken, entered into or had started or threatened against it in a jurisdiction outside England and Wales any form of insolvency proceeding or event similar or analogous to any of the events referred to in sub-paragraphs (viii) and (xi) above; or

(xviii) agreed to enter into or entered into an agreement or arrangement or commitment or passed any resolution or announced any intention to effect any of the transactions, matters or events referred to in this paragraph (d);

(e) since 31 December 2005, except as disclosed in Countrywide's annual report and accounts for the year ended 31 December 2005 or in the interim results statement of Countrywide for the six months ended on 30 June 2006 or as otherwise publicly announced through an RIS or as otherwise disclosed in writing to any member of the Charlie Holdco Group or its advisers prior to 12 December 2006:

(i) there having been no material adverse change or deterioration in the business, assets, financial or trading position or profits or prospects of the Wider Countrywide Group taken as a whole;

(ii) no material litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Countrywide Group is or may become a party (whether as claimant or defendant or otherwise), and no material enquiry or investigation by or complaint or reference to any Relevant Authority, against or in respect of any member of the Wider Countrywide Group, having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider Countrywide Group in any way which is material in the context of the Wider Countrywide Group taken as a whole; and

(iii) no contingent or other liability having arisen or become apparent or increased which might be reasonably likely in either case to have a material adverse effect on the Wider Countrywide Group taken as a whole;

(f) save as disclosed in writing to any member of the Charlie Holdco 4 or its advisers prior to 12 December 2006, Charlie Holdco 4 not having discovered:

(i) that any financial, business or other information concerning Countrywide or the Wider Countrywide Group which is contained in the information publicly disclosed at any time by or on behalf of any member of the Wider Countrywide Group either publicly or in the context of the Offer contains a material misrepresentation of fact which has not, prior to 12 December 2006 been corrected by public announcement through an RIS or omits to state a fact necessary to make the information contained therein not materially misleading;

(ii) any information which materially affects the import of any such information as is mentioned in sub-paragraph (i) above; or

(iii) that any member of the Wider Countrywide Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of Countrywide for the financial year ended 31 December 2005 or the consolidated interim results of Countrywide for the six months ended 30 June 2006 which is material in the context of the Wider Countrywide Group taken as a whole; and

(g) save as disclosed by or on behalf of Countrywide to Charlie Holdco 4 or its advisers in writing prior to 12 December 2006, Charlie Holdco 4 not having discovered that:

(i) there has been a disposal, spillage or leakage of waste or hazardous substance or any substance likely to impair the environment or harm human health on, or there has been an emission or discharge of any waste or hazardous substance or any substance likely to impair the environment or harm human health from, any land or other asset now or previously owned, occupied or made use of by any past or present member of the Wider Countrywide Group which would be reasonably likely to give rise to any liability (whether actual or contingent, civil or criminal) or cost on the part of any member of the Wider Countrywide Group which is material in the context of the Wider Countrywide Group taken as a whole;

(ii) any past or present member of the Wider Countrywide Group has failed to comply with any and/or all applicable legislation or regulations of any relevant jurisdiction with regard to the use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance reasonably likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any member of the Wider Countrywide Group with any such legislation or regulations, and wherever the same may have taken place) any of which use, treatment, handling, storage, transport, disposal, spillage, release, discharge, leak or emission would be reasonably likely to give rise to any liability (actual or contingent, civil or criminal) or cost on the part of any member of the Wider Countrywide Group which is material in the context of the Wider Countrywide Group taken as a whole;

(iii) there is, or is reasonably likely to be, for that or any other reason whatsoever, any liability (actual or contingent) on any past or present member of the Wider Countrywide Group to make good, alter, improve, repair, reinstate, clean up or otherwise assume responsibility for any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Wider Countrywide Group, under any environmental legislation, regulation, notice, circular or order or any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction which is material in the context of the Wider Countrywide Group taken as a whole;

(iv) circumstances exist whereby a person or class of persons would be reasonably likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Wider Countrywide Group, which claim or claims would be reasonably likely to have a material adverse effect on any member of the Wider Countrywide Group to an extent which is material in the context of the Wider Countrywide Group taken as a whole; or

(v) circumstances exist (whether as a result of the making of the Offer or otherwise) which would be reasonably likely to lead to any third party instituting, or whereby any present or past member of the Wider Countrywide Group would be reasonably likely to be required to institute, an environmental audit or take any other steps which would, in any such case, be reasonably likely to result in any actual or contingent liability to improve or install new plant or equipment or make good, repair, reinstate or clean up any land or other asset now or previously owned, occupied or made use of by any member of the Wider Countrywide Group, which, in any such case, would be material in the context of the Wider Countrywide Group taken as a whole,

(h) the European Commission making, or having been deemed to have made, a decision, in terms reasonably satisfactory to Charlie Holdco 4, that in connection with the Offer (and all matters arising from the Offer) it will not initiate proceedings under Article 6(1)(c) of Council Regulation (EEC) 139/2004 ("**ECMR**") and that it does not intend to make a referral to a competent authority of any EEA member state under Article 9(1) of the ECMR.

3. The Proposals will lapse and the Scheme will not proceed if, before the Effective Date, the European Commission initiates proceedings under Article 6(1)(c) of the ECMR or makes a referral to a competent authority of the United Kingdom under Article 9(1) of the ECMR and there is then a reference to the Competition Commission in each case with respect to the Offer or any matter arising from the Offer.

4. Subject to the requirements of the Panel, Charlie Holdco 4 reserves the right to waive in whole or in part, in its discretion, all or any of the Conditions contained in paragraph 2.

5. If Charlie Holdco 4 is required by the Panel to make an offer for Countrywide Shares under the provisions of Rule 9 of the City Code, Charlie Holdco 4 may make such alterations to the terms and conditions of the Offer as are necessary to comply with the provisions of that Rule.

6. Charlie Holdco 4 reserves the right to elect to implement the Offer by way of a takeover offer. In such event, such offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the shares to which such offer relates), so far as applicable, as those which would apply to the Scheme.

7. Charlie Holdco 4 will not invoke any Conditions so as to cause the Offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to Charlie Holdco 4 in the context of the Offer.

APPENDIX II

Further information on the Charlie Holdco Group and 3i

PART A

Information on Charlie Holdco 4

1. Directors

The Directors of Charlie Holdco 4, Charlie Holdco 3, Charlie Holdco 2 and Charlie Holdco 1 are Grenville Turner, Harry Hill and Mike Nower.

2. Incorporation and Share Capital

(a) Charlie Holdco 4 was incorporated under the Companies Act in England and Wales on 1 November 2006 under the name De Facto 1433 Limited as a private company limited by shares, with registered number 5984486. Its name was subsequently changed to Charlie Holdco 4 with effect from 13 November 2006. Charlie Holdco 4 is a wholly owned subsidiary of Charlie Holdco 3.

(b) Charlie Holdco 3 was incorporated under the Companies Act in England and Wales on 1 November 2006 under the name De Facto 1432 Limited as a private company limited by shares, with registered number 5984476. Its name was subsequently changed to Charlie Holdco 3 with effect from 13 November 2006. Charlie Holdco 3 is a wholly owned subsidiary of Charlie Holdco 2.

(c) Charlie Holdco 2 was incorporated under the Companies Act in England and Wales on 26 October 2006 under the name De Facto 1425 Limited as a private company limited by shares, with registered number 5979172. Its name was subsequently changed to Charlie Holdco 2 with effect from 13 November 2006. Charlie Holdco 2 is a wholly owned subsidiary of Charlie Holdco 1.

(d) Charlie Holdco 1 was incorporated under the Companies Act in England and Wales on 26 October 2006 under the name De Facto 1424 Limited as a private company limited by shares, with registered number 5978734. Its name was subsequently changed to Charlie Holdco 1 with effect from 13 November 2006. Details of the ownership of Charlie Holdco 1 are set out in paragraph 4 below.

3. Registered Offices

The registered office of each of Charlie Holdco 4, Charlie Holdco 3, Charlie Holdco 2 and Charlie Holdco 1 is 10 Snow Hill, London EC1A 2AL.

4. Share Capital

(a) The authorised share capital of Charlie Holdco 4 at the date of posting of this document is £83,500,000 comprising 83,500,000 ordinary shares of £1 each. The two issued ordinary shares are held by Charlie Holdco 3.

(b) The authorised share capital of Charlie Holdco 3 at the date of posting of this document is £83,500,000 comprising 83,500,000 ordinary shares of £1 each. The two issued ordinary shares are held by Charlie Holdco 2.

(c) The authorised share capital of Charlie Holdco 2 at the date of posting of this document is £83,500,000 comprising 83,500,000 ordinary shares of £1 each. The two issued ordinary shares are held by Charlie Holdco 3.

(d) The authorised share capital of Charlie Holdco 1 at the date of posting of this document is £1,825,316 comprising 5,848,101 A ordinary shares of £0.10 each and 1,240,506 ordinary shares of £1 each. There are three issued ordinary shares which are held as to one each by Grenville Turner, Harry Hill and Mike Nower.

Following the Scheme becoming effective and completion of the Acquisition Agreement and the Investment Agreement, the issued share capital of Charlie Holdco 1 shall comprise as follows with each share being fully paid up as to £1:

Name	Number of A Ordinary Shares of £0.10 each	Number of Ordinary Shares of £1 each
3i Europartners Va LP	1,096,741	Nil
3i Europartners Vb LP	1,215,696	Nil
3i Pan European Buyouts 2006-08A LP	2,535,761	Nil
3i Pan European Buyouts 2006-08B LP	192,479	Nil
3i Pan European Buyouts 2006-08C LP	417,494	Nil
Pan European Buyouts Co-invest 2006-08 LP	43,891	Nil
3i Pan European Buyouts Co-invest 2006-08 FCPR	4,926	Nil
Pan European Buyouts (Nordic) Co-invest 2006-08 LP	5,395	Nil
3i (pending formation of Pan European Buyouts (Dutch) Co-invest 2006-08 LP)	2,937	Nil
3i Parallel Ventures LP	199,622	Nil
The Co-investment Plan	15,802	Nil
Harry Hill	15,802	129,955
Grenville Turner	15,802	129,955
Michael Nower	12,630	94,513
Alan Snowball*	2,022	16,630
Anthony Ekins*	862	7,088
Robert Scarff*	3,161	16,630
Christopher Shaw*	3,511	28,872
David Fletcher*	2,022	16,630
Gerald Fitzjohn*	5,288	39,746
John Williams*	1,526	12,547
John Hards*	2,187	17,984
Terry Marris*	2,001	7,088
Gareth Williams*	1,323	10,881

* shares to be held through Walbrook Nominees (No. 5) Limited

5. Debt Financing

(a) Cash Bridge, Senior Secured Bridge, Senior Subordinated Bridge and Revolving Credit Facilities Agreements (collectively, the "Facilities")

Cash Bridge, Senior Secured Bridge and Senior Subordinated Bridge finance facilities (the "**Bridge Facilities**") totalling £636.0 million have been arranged on and behalf of Charlie Holdco 4 by The Royal Bank of Scotland plc for purposes of, amongst other, to finance (i) part of the consideration payable by Charlie Holdco 4 for the issue of new shares in Countrywide to it pursuant to the Scheme; (ii) the payment of costs and expenses incurred in connection with the Facilities and the Proposals (including pursuant to the equity documents); and (iii) the refinancing of existing indebtedness and funding of an identified pension deficit of Countrywide and its subsidiaries (including any related fees, costs and expenses of such refinancing). In addition, The Royal Bank of Scotland plc has agreed to provide an interim finance facility (the "**Interim Facility**") in lieu of the Bridge Facilities in the event that the documentation for the Bridge Facilities is not finalised prior to the Effective Date; the terms of which have been fully negotiated. Finally, The Royal Bank of Scotland plc has also agreed to provide Charlie Holdco 4 with a £30.0 million revolving credit facility for general corporate purposes.

(b) Cash Bridge Facility Agreement

Pursuant to Exhibit D of the Commitment Letter, The Royal Bank of Scotland plc has agreed to make available to Charlie Holdco 4 a cash bridge facility (the "**Cash Bridge Facility**") in an amount equal to the lesser of (i) £36 million and (ii) an amount equal to the free cash of Countrywide on the day immediately prior to the Effective Date. The Cash Bridge Facility shall be made available by way of the drawing of one loan and shall be applied for financing the purchase price for the Proposals.

The final repayment date for the Cash Bridge Facility will be on the first Business Day following the Effective Date.

Each loan made under the RCF (as defined below) will bear interest at the rate of 2.75 per cent. per annum plus LIBOR plus mandatory costs.

(c) Senior Secured Bridge and Senior Subordinated Bridge Facilities Agreements

Pursuant to the Senior Secured and Senior Subordinated Bridge Facilities Agreements, The Royal Bank of Scotland plc will agree to make available to Charlie Holdco 4 in bridge loans up to £400.0 million (the "**Senior Secured Bridge Loans**") and £200.0 million (the "**Senior Subordinated Bridge Loans**"), (together, the "**High Yield Bridge Loans**") for the purposes described above. The High Yield Bridge Loans will have an initial term of one year, but pursuant to certain conditions may rollover into permanent term loans for a period of five years in the case of the Senior Secured Bridge Loans and six years in the case of the Senior Subordinated Bridge Loans. In each case, such extended terms loans may, at the option of the holders thereof but subject to certain limitations, be exchanged for exchange notes on substantially the same terms.

The Senior Secured Bridge Loans will initially bear interest at a rate per annum equal to (i) the three-month LIBOR, adjusted for reserves and reset quarterly, calculated on the basis of the actual number of days elapsed in a year of 360 days, plus (ii) a spread (the "**Spread**") of 275 basis points, plus (iii) additional costs (if applicable). The Spread will increase if the Senior Secured Bridge Loans are not repaid in whole within six months following the date falling 45 days after the date on which the Bridge Facilities are first drawn after the Effective Date (the "**Closing Date**"), by 25 basis points at the end of such six-month period; if not repaid in whole within nine months following the Closing Date, by 25 basis points at the end of such nine-month period (at which time the Spread will be 325 basis points); and if not repaid within twelve months following the Closing Date, by 25 basis points at the end of such twelve-month period and thereafter (at which time the Spread will be 350 basis points).

The Senior Subordinated Bridge Loans will bear interest at a rate per annum equal to (i) the three-month LIBOR, adjusted for reserves and reset quarterly, calculated on the basis of the actual number of days elapsed in a year of 360 days, plus (ii) a spread of 575 basis points (the "**Senior Subordinated Spread**") plus (iii) additional costs (if applicable). The Senior Subordinated Spread will increase if the Senior Subordinated Bridge Loans are not repaid in whole within six months following the Closing Date, by 125 basis points at the end of such six-month period; and if not repaid in whole within nine months following the Closing Date, by 125 basis points at the end of such nine-month period (at which time the Senior Subordinated Spread will be 825 basis points). Charlie Holdco 4 will have the option to pay any interest in excess of the Cash Pay Rate (as defined below) for any quarterly interest period by adding such excess interest to the principal amount of the Senior Subordinated Bridge Loans. The "**Cash Pay Rate**" shall equal (i) the three-month LIBOR, adjusted for reserves and reset quarterly, calculated on the basis of the actual number of days elapsed in a year of 360 days, plus (ii) a spread of 450 basis points plus (iii) additional costs (if applicable). Interest may, at Charlie Holdco 4's option, be paid by adding such interest to the principal amount of the outstanding Senior Subordinated Bridge Loans, subject to an increase of the Senior Subordinated Spread by 75 basis points for the relevant period.

The High Yield Bridge Loans will be available on a certain funds basis and will be subject to the completion of the Scheme.

The High Yield Bridge Loans will be guaranteed by Countrywide and any other member of the Countrywide Group having an EBITDA representing 5 per cent. or more of the consolidated EBITDA of the Countrywide Group or representing 5 per cent. or more of the gross assets of the Countrywide Group.

The High Yield Bridge Loans will contain provisions entitling the lenders to, amongst other things, require repayment of all sums payable (including interest) under the terms of the High Yield Bridge Loans, upon breaches of certain covenants and representations.

The High Yield Bridge Loans are also prepayable at the option of the lenders upon a change of control of Charlie Holdco 4.

(d) Revolving Credit Facilities Agreements

Pursuant to Exhibit A of the Commitment Letter, The Royal Bank of Scotland plc has agreed to make available to Charlie Holdco 4, Countrywide and certain wholly-owned members of the Countrywide Group a £30 million revolving credit facility (the "**RCF**"). The RCF (which shall include the provision of ancillary facilities) shall be made available by way of the drawing of loans or the issuance of letters of credit and/or bank guarantees and shall be applied for the general working capital purposes of the group (excluding capital expenditure and the acquisition of companies or businesses and excluding, for the avoidance of doubt, for financing the Proposals).

The final repayment date for the RCF will be the earlier of (a) the date falling six years from the Effective Date and (b) the date on which the facilities which refinance the Senior Secured Bridge Loans are repaid in full.

Each loan made under the RCF will bear interest at the rate of 2.75 per cent. per annum plus LIBOR plus mandatory costs.

(e) The Debenture

The obligations under the Interim Facility are secured by a debenture entered into by Charlie Holdco 4 in favour of The Royal Bank of Scotland plc pursuant to which Charlie Holdco 4 charges all of its assets and undertakings as security for its obligations under the Interim Facility.

Simultaneously with the signing of the Facilities, Charlie Holdco 4 is required to execute a debenture in favour of The Royal Bank of Scotland plc pursuant to which Charlie Holdco 4 charges all of its assets and undertakings as security for its obligations under the Facilities.

(f) Loan Notes

On or around the Effective Date, Charlie Holdco 2 will issue £245,237,205 in nominal value of A loan notes and £35,335,878 in nominal value of C loan notes to the 3i Investors and £2,757,653 of B loan notes to the Management Team and their connected persons constituted by a loan note instrument (the "**Loan Note Instrument**") to be executed by Charlie Holdco 4 on or about the Effective Date (the "**Loan Notes**"). The Loan Notes will accrue interest at an annual rate of 15 per cent. Charlie Holdco 2 may elect to satisfy the interest on the A loan notes and C loan notes by way of issue of payment-in-kind notes. The Loan Notes are to be redeemed on a sale or listing of Charlie Holdco 1 or Charlie Holdco 2 or, if earlier, by a single payment on the ninth anniversary of the date of issue. The Loan Note Instrument will contain restrictions on the transfer of the B Loan Notes.

6. Equity Financing

(a) Investment Agreement

By an investment agreement dated 12 December 2006 between, amongst others, Charlie Holdco 1, Charlie Holdco 2, the Management Team, the 3i Investors, 3i Investments, Walbrook Nominees (No. 5) Limited and Countrywide Employee Incentive Trust (the "**Investment Agreement**"), conditionally upon the Scheme becoming effective:

(i) the 3i Investors have agreed to subscribe for in aggregate 5,714,942 A ordinary shares in Charlie Holdco 1 for an aggregate subscription price of £5,714,942 and £35,335,878 of unsecured 15 per cent. C loan notes and £245,237,205 of unsecured 15 per cent. A loan notes of Charlie Holdco 2;

(ii) the Management Team have agreed to subscribe for, in aggregate, 528,519 ordinary shares in Charlie Holdco 1 at a price of £1 per ordinary share, 68,135 A ordinary shares in Charlie Holdco 1 at a price of £1 per A ordinary share and £2,923,782 of B loan notes of Charlie Holdco 2 (less any ordinary shares or A ordinary shares issued to members of the Management Team under the Acquisition Agreement);

(iii) Countrywide Employee Incentive Trust will subscribe for 177,215 ordinary shares in Charlie Holdco 1;

(iv) Charlie Holdco 1 will use the subscription monies it receives for the issue of shares described above to subscribe for 6,600,000 ordinary shares in Charlie Holdco 2 at a price of £1 per ordinary share;

(v) Charlie Holdco 2 will use the subscription monies it receives for the issue of shares described above and the issue of loan notes to subscribe for 83,500,000 ordinary shares in Charlie Holdco 3 at a price of £1 per ordinary share and to make an intra-group loan of £206,100,000 to Charlie Holdco 3;

(vi) Charlie Holdco 3 will use the subscription and loan monies it receives for the issue of shares described above and by way of the intra-group loan to subscribe for 83,500,000 ordinary shares in Charlie Holdco 4 at a price of £1 per ordinary share and to make an intra-group loan of £206,100,000 to Charlie Holdco 4; and

(vii) Charlie Holdco 4 will use the proceeds of subscription for ordinary shares and the intra-group loan described above to satisfy the consideration payable under and in accordance with the terms of the Scheme.

The Investment Agreement further provides that:

(i) the Management Team has given certain warranties to the 3i Investors in respect of certain reports, subject to certain limitations on their liability;

(ii) Charlie Holdco 1 and the Management Team have given certain undertakings to the 3i Investors in connection with the preparation and supply of information in relation to Charlie Holdco 1 and its subsidiaries and its ongoing management and business;

(iii) Charlie Holdco 1 and the Management Team have agreed that neither Charlie Holdco 1 nor any of its subsidiaries will do certain things in relation to the conduct of the business without the prior consent of the 3i Investors;

(iv) 3i Europartners Va LP and 3i Europartners Vb LP are each entitled to appoint any person to the board of directors of Charlie Holdco 1 and/or any person to attend board meetings of Charlie Holdco 1 as an observer;

(v) the Management Team are together entitled to appoint up to three people to the board of directors of Charlie Holdco 1;

(vi) Charlie Holdco 1 has agreed to pay 3i Investments a negotiation fee of £9,503,197 and a monitoring fee at the rate of £250,000 plus VAT per annum and to meet all costs incurred in connection with the Investment Agreement and related documentation;

(vii) each member of the Management Team has agreed to be bound by certain restrictive covenants granted in favour of the 3i Investors;

(viii) the parties agree that they will consult together from time to time to determine a suitable timetable for a listing or sale of Charlie Holdco 1; and

(ix) the Investment Agreement is governed by and construed in accordance with the laws of England and Wales.

There are no arrangements in place pursuant to the Investment Agreement, the Articles of Association or otherwise pursuant to which the Management Team are guaranteed a minimum price for the equity held by them.

(b) Articles of Association

Pursuant to the Investment Agreement, new articles of association will be adopted by Charlie Holdco 1 (the "**Charlie Holdco 1 Articles**") setting out, *inter alia*, the rights attaching to the A ordinary shares and the ordinary shares.

The Charlie Holdco 1 Articles contain a "ratchet mechanism" that will affect the economic entitlement of the Management Team by increasing the ordinary shareholdings of the Management Team to commercially agreed levels depending on the return on investment for the 3i Investors. The ratchet mechanism operates as follows:

(i) the ratchet operates on an exit (i.e. a sale of 90 per cent. of the issued equity share capital of Charlie Holdco 1, a listing or a winding-up of Charlie Holdco 1);

(ii) the ratchet only operates if the capitalisation of Charlie Holdco 1 on exit provides the 3i Investors with a return in excess of a multiple of their investment. Such multiple increases following the fifth annivesary of the shares being issued; and

(iii) on operation of the ratchet, the incremental proceeds above the hurdle referred to in (ii) above will be adjusted so that the Management Team will receive 30 per cent. of incremental proceeds rather than 17.5 per cent. This will be effected by the conversion of A ordinary shares into deferred shares.

In the event of an exit on which the ratchet does not operate the shareholdings of the Management Team and the 3i Investors will rank *pari passu.* The Charlie Holdco 1 Articles contain certain restrictions on the transfers of shares and customary leaver provisions pursuant to which shares may be compulsorily acquired in certain circumstances where the relevant holder of the shares ceases to be employed or to serve as a director of Charlie Holdco 1 or its subsidiaries.

(c) Acquisition Agreement

Pursuant to an acquisition agreement dated 12 December 2006 and made between certain members of the Management Team, Charlie Holdco 1, Charlie Holdco 2, Charlie Holdco 3 and Charlie Holdco 4, certain members of the Management Team have agreed, conditional on the Scheme becoming effective, to sell their Excluded Management Shares in exchange for loan notes issued by Charlie Holdco 4 (the "**First Exchange Notes**"). They will receive an amount of loan notes which is equal to the aggregate of (i) the cash offer price under the Scheme and (ii) the value of the Rightmove Shares to which they would be entitled based on the average closing mid market price of a Rightmove Share over the five dealing days prior to the Effective Date.

Immediately subsequent to the paragraph above, certain members of the Management Team will exchange their First Exchange Notes by way of put and call options for an equal amount of loan notes issued by Charlie Holdco 3 (the "**Second Exchange Notes**").

Immediately subsequent to the paragraph above, certain members of the Management Team will exchange their Second Exchange Notes by way of put and call options for an equal amount of loan notes issued by Charlie Holdco 2 (the "**Third Loan Notes**") and Loan Notes (as defined in paragraph 5(f) above).

Immediately subsequent to the paragraph above, certain members of the Management Team will exchange their Third Loan Notes by way of put and call options for shares in Charlie Holdco 1.

As the value of the Rightmove Shares goes up and down, so will the value of the First Exchange Notes the members of the Management Team rolling over will receive.

APPENDIX II

Further information on the Charlie Holdco Group and 3i

PART B

Financial information on 3i

1. Financial Information on 3i

Basis of preparation

(a) The financial information set out below in paragraphs 2, 3 and 4 of this Part B of Appendix II has been extracted without material adjustment from the published, audited financial statements of 3i for the financial year ended 31 March 2006.

(b) The financial statements of 3i for the financial year ended 31 March 2006 were prepared in accordance with International Financial Reporting Standards, International Accounting Standards and their interpretations issued or adopted by the International Accounting Standards Board as adopted for use in The European Union ("IFRS"). These are the first financial statements of 3i to be prepared under IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS") has been applied.

The comparative information for the year to 31 March 2005 contained in the financial statements of 3i for the financial year to 31 March 2006 has been restated for the adoption of IFRS and, therefore, the financial information for each of the two years to 31 March 2006 and 31 March 2005 have been prepared under the same accounting policies.

(c) Accounting policies and notes to the accounts have not been included in this Part B of Appendix II.

2. Consolidated Income Statement for the Year 31 March 2006

	2006 £m	2005 (as restated)* £m
Realised profits over value on the disposal of investments	576	250
Unrealised profits on the revaluation of investments	245	245
Portfolio income		
Dividends	75	104
Income from loans and receivables	133	101
Fees receivable	24	27
Gross Portfolio Return	1,053	727
Carried interest		
Carried interest repayable from managed funds	79	2
Carried interest payable to executives	(64)	(66)
Fund management fees	24	30
Operating expenses	(211)	(177)
Net portfolio return	881	516
Treasury interest receivable	55	46
Interest payable	(72)	(88)
Movements in the fair value of derivatives	(78)	13
Exchange movements	47	13
Other income	22	1
Profit before tax	855	501
Income taxes	(3)	(3)
Profit after tax and profit for the year	852	498
Earnings per share		
Basic (pence)	152.0	82.6
Diluted (pence)	147.3	81.0

* As restated for the adoption of IFRS

3. Statement of Recognised Income and Expense

	2006 £m	2005 (as restated)* £m
Profit after tax and profit for the year	852	498
Revaluation of Property	—	(1)
Exchange differences on translation of foreign operations	(5)	5
Actuarial losses	(16)	(1)
Total recognised income and expenses for the year	831	501
Analysed in reserves as:		
Revenue	117	129
Capital	719	367
Translation	(5)	5
	831	501

* As restated for the adoption of IFRS

4. Consolidated Balance Sheet as at 31 March 2006

	2006 £m	2005 (as restated)* £m
Assets		
Non-current assets		
Investments		
Quoted equity investments	259	235
Unquoted equity investments	2,514	2,682
Loans and receivables	1,366	1,400
Investment portfolio	4,139	4,317
Carried interest receivable	77	9
Interests in joint ventures	—	46
Property, plant and equipment	31	33
Investment property	—	6
Total non-current assets	4,247	4,411
Current assets		
Other current assets	149	116
Derivative financial instruments	19	35
Deposits	1,108	885
Cash and cash equivalents	847	314
Total current assets	2,123	1,350
Total assets	6,370	5,761
Liabilities		
Non-current liabilities		
Carried interest payable	(83)	(71)
Loans and borrowings	(1,243)	(1,196)
Convertible Bonds	(365)	(352)
Subordinated liabilities	(24)	(50)
Retirement benefit obligation	(17)	(23)
Deferred income tax	(1)	(1)
Provisions	(5)	(5)
Total non-current liabilities	(1,738)	(1,698)
Current liabilities		
Trade and other payables	(160)	(135)
Carried interest payable	(60)	(38)
Loans and borrowings	(231)	(102)
Derivative financial instruments	(168)	(80)
Current income tax	(2)	(2)
Provisions	(5)	(7)
Total current liabilities	(626)	(364)
Total liabilities	(2,364)	(2,062)
Net assets	4,006	3,699
Equity		
Issued capital	292	307
Share premium	376	364
Capital redemption reserve	17	1
Share-based payment reserve	17	9
Translation	—	5
Capital reserve	3,110	2,613
Revenue reserve	263	477
Own shares	(69)	(77)
Total equity	4,006	3,699

* As restated for the adoption of IFRS

5. Trading Update

The following quotations have been extracted from the statement of the Chief Executive of 3i in the interim results of 3i for the six months to 30 September 2006.

The Chief Executive said:

"Gross portfolio return, at 11.6%, was in line with the equivalent figure for last year (12.1%), although the mix between our business lines changed somewhat, with an exceptional figure of 19.8% for Buyouts compensating for a significant fall in our Venture Capital return (negative 8.4% compared to positive 8.2% for the equivalent period last year). The returns for both our Growth Capital and SMI businesses remained strong."

"Although the levels of both realisations and investments were below last year's equivalents, these figures were still strong in the context of our current business model, where concentrating on fewer larger investments means that our investment and divestment cash flows are more variable across accounting periods.

Total return, at £374 million, was below the £447 million for the equivalent period last year. Realised profits grew by 14% to £216 million (2005: £189 million). Our net asset value per share grew by 53p in the period, from 739p to 792p, another good result, despite dilution of around 15p as a result of the B share issue and related share capital consolidation in July."

APPENDIX III

Further information on the Countrywide Group

Part A

Historical financial information on the Countrywide Group

Basis of information

The financial information contained in this Appendix III, Part A does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Audited statutory accounts for Countrywide Group have been delivered to the Registrar of Companies for each of the three years ended 31 December 2003, 2004 and 2005. Unqualified audit reports in accordance with the Companies Act for each of the three years ended 31 December 2003, 2004 and 2005 have been given and none of such audit reports contained a statement under section 237(2) or (3) of the Companies Act.

The financial information set out in Section 1 of this Part A for the two years ended 31 December 2005 has been extracted, without material adjustment, from the Countrywide Group's audited consolidated financial statements for the year ended 31 December 2005 in which the comparatives for the year ended 31 December 2004 were restated to comply with the International Financial Reporting Standards ("IFRS") following the Group's transition from reporting under UK Generally Accepted Accounting Principles ("UK GAAP") to reporting under IFRS from 1 January 2004.

The financial information set out in Section 2 of this Part A for the two years ended 31 December 2004 has been extracted, without material adjustment, from the Countrywide Group's audited consolidated financial statements for the year ended 31 December 2004 and 31 December 2003.

The audited financial information in Section 1 of this Part A has been prepared in accordance with IFRS. The audited financial information in Section 2 of this Part A has been prepared in accordance with UK GAAP. A reconciliation from UK GAAP to IFRS for the Group's profit for the year ended 31 December 2004 and for its net assets as at 1 January 2004 and 31 December 2004 is provided in Note 33 to Section 1 of this Part A.

Section 3 contains the text extracted from the unaudited interim statements for the six months ended 30 June 2006, which was released on 15 August 2006.

Section 1

Historical financial information on the Countrywide Group for the year ended 31 December 2005 and the year ended 31 December 2004 prepared in accordance with IFRS

Group Income Statement
for the year ended 31 December

	Note	2005 £'000	2005 £'000	2004 £'000	2004 £'000
Continuing operations					
Revenue			528,164		474,186
Other income	3		14,264		9,614
Exceptional income – profit on disposal of freehold properties	7		4,982		—
			547,410		483,800
Employee benefit costs	4		(317,007)		(269,115)
Depreciation and impairment			(10,872)		(9,782)
Other expenses:					
Regular expenses		(182,608)		(152,262)	
Exceptional items:					
Cost of group restructuring		—		(9,424)	
Write off of computer software and associated contracts	7	(5,540)		—	
Loss on disposal of investment property		—		(1,909)	
			(188,148)		(163,595)
Group operating profit before exceptional items		31,941		52,641	
Exceptional items		(558)		(11,333)	
Group operating profit			31,383		41,308
Finance expense	5		(5,603)		(3,736)
Finance income	6		2,252		2,219
Share of profit/(loss) of associates	15(b)		70		(287)
Profit on part disposal of associated undertaking			2,621		—
Share of profit of joint ventures		1,591		746	
Share of joint venture taxation	15(c)	(647)	944	(224)	522
Profit before taxation	7		31,667		40,026
Taxation	9		(4,468)		(13,989)
Profit for the year from continuing operations			27,199		26,037
Post tax profit for the year from discontinued activities	8		—		1,419
Profit for the year attributable to equity shareholders			27,199		27,456
Earnings per share expressed in pence per share					
Basis	11		15.45		16.45
Diluted	11		15.37		16.36
Earnings per share expressed in pence per share					
Basis	11		15.45		15.52
Diluted	11		15.37		15.52

Group Statement of Recognised Income and Expense for the year ended 31 December

	Note	2005 £'000	2004 £'000
Foreign exchange translation differences		(6)	217
Actuarial (losses)/gains arising in the pension scheme	4(d)	(2,619)	510
Deferred tax adjustment arising on the pension scheme assets and liabilities	9	786	(153)
Share of deferred tax asset in respect of joint venture equity settled share-options recognised directly in equity	15(c)	500	—
Income and expense recognised directly in equity		(1,339)	574
Profit for the year		27,199	27,456
Total income and expense recognised for the year attributable to equity shareholders		25,860	28,030

Group Balance Sheet
as at 31 December

	Note	2005 £'000	2004 £'000
Assets			
Non-current assets			
Intangible assets:			
Goodwill	12	37,737	35,377
Other intangible assets	13	6,164	11,224
Property, plant and equipment	14	22,397	30,742
Investments accounted for using the equity method:			
Investments in associates	15(b)	1,689	2,456
Investments in joint ventures	15(c)	2,049	2,105
Other investments	15(d)	1,225	1,217
Other receivables	16	1,401	2,294
Deferred tax asset	21	11,479	7,512
Total non-current assets		84,141	92,927
Current assets			
Trade and other receivables	16	78,006	72,820
Cash and cash equivalents	17	6,987	21,398
Total current assets		84,993	94,218
Total assets		169,134	187,145
Shareholders' equity			
Share capital	22	8,872	8,515
Share premium	24	30,213	1,711
Capital redemption reserve	24	50	50
Capital reserve	24	(433,829)	(433,829)
Treasury share reserve	24	(6,216)	—
ESOP share reserve	24	(571)	(839)
Other reserves	24	1,109	1,109
Translation reserve	24	211	217
Retained earnings	24	423,584	406,557
Total shareholders' equity		23,423	(16,509)
Non-current liabilities			
Financial liabilities – loans and borrowings	19	5,000	75,000
Defined benefit scheme liabilities	4(d)	15,514	13,481
Provisions	20	8,450	12,024
Other liabilities	26	1,204	—
Deferred income		18,060	19,618
Total non-current liabilities		48,228	120,123
Current liabilities			
Financial liabilities – bank overdrafts	19	—	2,297
Trade and other payables	18	82,399	69,779
Provisions	20	10,130	7,072
Current tax liabilities		4,954	4,383
Total current liabilities		97,483	83,531
Total liabilities		145,711	203,654
Total equity and liabilities		169,134	187,145

Group Cash Flow Statement
for the year ended 31 December

	Note	2005 £'000	2005 £'000	2004 £'000	2004 £'000
Cash flows from operating activities					
Cash generated from operations	25		45,021		74,015
Interest paid			(5,800)		(2,479)
Tax paid			(5,069)		(22,020)
Net cash from operating activities			34,152		49,516
Cash flows from investing activities					
Acquisition of subsidiaries, net of cash acquired	26	(1,008)		(48,479)	
Purchase of investments		(10)		(11)	
Demerger of subsidiary		—		(1,043)	
Costs of group restructuring		—		(10,550)	
Net portfolio – Life business shareholder investments		—		(8,337)	
Purchase of property, plant and equipment		(5,510)		(10,526)	
Purchase of intangible assets		(1,407)		(4,059)	
Proceeds from sale of property, plant and equipment		11,021		22,730	
Proceeds from part disposal of associated undertaking		3,412		—	
Dividend received		1,537		—	
Interest received		2,193		2,180	
Net cash generated from/(used in) investing activities			10,228		(58,095)
Cash flows from financing activities					
Proceeds from issue of share capital		28,943		12,749	
Proceeds from disposal of own shares		268		1,742	
Proceeds from term loan		—		75,000	
Repayment of term loan		(70,000)		(15,600)	
Return of capital on group restructuring		—		(85,004)	
Buyback of shares		(6,300)		—	
Dividend paid	10	(9,405)		(23,528)	
Net cash used in financing activities			(56,494)		(34,641)
Net decrease in cash and cash equivalents			(12,114)		(43,220)
Cash and cash equivalents at 1 January (net of any bank overdrafts)			19,101		62,321
Cash and cash equivalents at 31 December (net of any bank overdrafts)			6,987		19,101

Notes to the group accounts

1. Accounting policies

a. Basis of preparation

These group financial statements have been prepared in accordance with International Financial Reporting Standards including International Accounting Standards and Interpretations (collectively 'IFRS') issued by the International Accounting Standards Board ('IASB') and endorsed for use by companies in the EU, and with those parts of the UK Companies Act 1985 applicable to companies reporting under IFRS.

These are the group's first consolidated financial statements prepared in accordance with IFRS and IFRS1 *First-time Adoption of International Financial Reporting Standards* has been applied. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the group is set out in note 33.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amount of assets and liabilities at the balance date and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, events or actions, actual results may differ from those estimates.

First-time adoption

In preparing these financial statements, the group has elected to apply the following transitional arrangements permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards':

- Business combinations effected before 1 January 2004, including those that were accounted for using the merger method of accounting under UK accounting standards, have not been restated.
- The carrying amount of capitalised goodwill at 31 December 2004 that arose on business combinations accounted for using the acquisition method under UK GAAP was frozen at this amount and tested for impairment at 1 January 2004.
- Goodwill written off directly to reserves on business combinations effected before 1 January 1998 has not retrospectively been capitalised and will not be transferred to the income statement on the disposal of a subsidiary to which it relates.
- Actuarial gains and losses of employee defined benefit plans have been recognised in full at 1 January 2004.
- Only those exchange differences arising on the retranslation of foreign operations since 1 January 2004 have been recognised as a separate component of equity.
- IFRS 2 'Share based payments' has been applied to employee options granted after 7 November 2002 that had not vested by 1 January 2005.

b. Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the company. Control exists when the company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The consolidated financial statements incorporate the results of business combinations using the purchase method other than disclosed above (see 'first-time adoption'). In the consolidated balance sheet, the acquiree's identifiable assets, liabilities and contingent liabilities are initially recognised at their fair values at the acquisition date. The results of acquired operations are included in the consolidated income statement from the date on which control is obtained.

Reverse acquisition accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholder in that company. Under this method Countrywide Assured Group plc, the former holding company of the group, is treated as if it was the acquiring company of the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the company and group.

Associates

Associates are those entities in which the group has significant influence, but not control or the power to exert control, over the financial and operating policies. The consolidated financial statements include the group's share of the profits and losses of associates on an equity accounted basis and the group's share of their net assets is included in investments in the consolidated balance sheet. When the group's share of losses exceed its interest in an associate, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of an associate.

Jointly controlled entities

A jointly controlled entity is an undertaking in which the group has a long-term interest and over which it exercises joint control. Jointly controlled entities are equity accounted, meaning that the group's share of the profits and losses of jointly controlled entities is included in the consolidated income statement and its share of net assets is included in investments in the consolidated balance sheet. When the group's share of losses exceeds its interest in a jointly controlled entity, the group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of a jointly controlled entity.

Transactions eliminated on consolidation

Intragroup balances, and any gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements. Gains arising from transactions with associated and jointly controlled entities are eliminated to the extent of the group's interest in the entity. Losses are eliminated in the same way as gains, but only to the extent that there is no evidence of impairment.

c. Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses.

Certain items of property, plant and equipment that had been revalued to fair value on or prior to 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation.

When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Depreciation

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. Freehold land is not depreciated. The estimated useful lives are as follows:

- Buildings – 50 years
- Leasehold properties and improvements – over the period of the lease
- Office furniture and equipment – 3 to 5 years
- Motor vehicles – 3 to 5 years

The residual value is reassessed annually.

Leased assets

Leases under which the group assumes substantially all the risks and rewards of ownership of an asset are classified as finance leases. Property, plant and equipment acquired under finance leases is recorded at fair value or, if lower, the present value of minimum lease payments at inception of the lease, less depreciation and any impairment.

d. Intangible assets

Goodwill

Goodwill has been recognised on acquisitions of subsidiaries, associates and joint ventures. In respect of business acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the group's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash generating units and is no longer amortised but is tested annually for impairment. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Negative goodwill arising on an acquisition is recognised directly in profit or loss.

Other intangible assets

Intangible assets other than goodwill that are acquired by the group are stated at cost less accumulated amortisation and impairment losses.

Expenditure on internally generated goodwill and brands is recognised in profit or loss as an expense when incurred.

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project.

Amortisation

Amortisation is charged to profit or loss on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. The estate agency pipeline has a very short life and it is charged to profit or loss over the period that it unwinds, which is typically 3 – 4 months. All goodwill and intangible assets with an indefinite useful life are tested systematically for impairment at each annual balance sheet date. Computer software is amortised over 3 to 5 years.

e. Trade and other receivables

Trade and other receivables are stated at their amortised cost less impairment losses.

f. Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the group's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

g. Impairment

The carrying amounts of the group's assets are reviewed annually to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

For goodwill, intangible assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each annual balance sheet date.

Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

Goodwill and indefinite-lived intangible assets were tested for impairment at 1 January 2004, the date of transition to IFRSs, even though no indication of impairment existed.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

h. Dividends

Equity dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the directors. In the case of final dividends, this is when approved by the shareholders at the AGM.

i. Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised as an expense in profit or loss as incurred.

Defined benefit plans

The group's net obligation in respect of the defined benefit pension plan is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date of corporate bonds that have maturity dates approximating the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised immediately in the Statement of Recognised Income and Expense as permitted by the amendment to IAS 19: Employee Benefits in December 2004.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in profit or loss.

Share-based payment transactions

The share option programme allows group employees to acquire shares of the company. The fair value of options granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. Non-market vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each balance sheet date so that, ultimately, the cumulative amount recognised over the vesting period is based on the number of options that eventually vest. Market vesting conditions are factored into the fair value of the options granted. As

long as all other vesting conditions are satisfied, a charge is made irrespective of whether the market vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options measured immediately before and after the modification is also charged to the income statement over the remaining vesting period.

j. Treasury shares

Consideration paid or received for the purchase or sale of Treasury shares is recognised directly in equity. The excess of the cost of Treasury shares held over their nominal value is presented as a separate reserve (the "Treasury share reserve"). Any excess of the consideration received on the sale of Treasury shares over the weighted average cost of the shares sold is credited to the share premium account.

k. Employee Share Ownership Plan (ESOP)

As the company is deemed to have control of its ESOP trust, it is treated as a subsidiary and consolidated for the purposes of the group accounts The ESOP's assets (other than investments in the company's shares), liabilities, income and expenses are included on a line-by-line basis in the group's financial statements. The ESOP's investment in the company's shares is deducted from shareholders' funds in the group balance sheet as if they were treasury shares, except that the profits on the sale of ESOP shares are not credited to the share premium account.

l. Provisions

A provision is recognised in the balance sheet when the group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability.

m. Trade and other payables

Trade and other payables are stated at amortised cost.

n. Revenue

Services rendered

Revenue, which arises mainly in the United Kingdom, comprises commission and fees receivable.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

o. Other income

Other income is recognised when its receipt is assured and the group has no further obligations to any other party in respect of that income.

Rental income from sub-let properties is recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

p. Expenses

Operating lease payments

Payments under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised in profit or loss as an integral part of the total lease expense.

Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, dividend income and foreign exchange gains and losses. Interest income is recognised in profit or loss as it accrues, using the effective interest method.

q. Exceptional items

Exceptional items are material items which derive from events or transactions that fall within the ordinary activities of the group and which, individually or, if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

r. Income tax

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

s. Segment reporting

A segment is a distinguishable component of the group that is engaged in either providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

t. Foreign currency

Transactions entered into by group entities in a currency other than the currency of the primary economic environment in which it operates (the "functional currency") are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the balance sheet date. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are similarly recognised immediately in the income statement, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation.

On consolidation, the results of overseas operations are translated into sterling at rates approximating to those ruling when the transactions took place. All assets and liabilities of overseas operations, including goodwill arising on the acquisition of those operations, are translated at the rate ruling at the balance sheet date. Exchange differences arising on translating the opening net assets at opening rate and the results of overseas operations at actual rate are recognised directly in equity (the "foreign exchange reserve"). Exchange differences recognised in

the profit or loss of group entities' separate financial statements on the translation of long-term monetary items forming part of the group's net investment in the overseas operation concerned are reclassified to the foreign exchange reserve if the item is denominated in the functional currency of the group or the overseas operation concerned.

On disposal of a foreign operation, the cumulative exchange differences recognised in the foreign exchange reserve relating to that operation up to the date of disposal are transferred to the income statement as part of the profit or loss on disposal.

u. Financial assets

The group classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The group's accounting policy for each category is as follows:

- Other investments: These are long-term investments held at fair value.
- Receivables: These assets are non-derivative financial assets that arise principally through the provision of services to customers. They are carried at cost less any provision for impairment.
- Cash and cash equivalents: These assets are non-derivative monetary assets.

v. Financial liabilities

The group classifies its financial liabilities into one of the following categories, depending on the purpose for which the asset was acquired. The group's accounting policy for each category is as follows:

- Trade payables and other short-term monetary liabilities: These are recognised at amortised cost.
- Bank borrowings: These borrowings have flexible interest rates and interest periods and interest incurred recognised over the interest period. The total interest expense includes initial transactions costs which are amortised over the period of the facility.
- Provisions and accruals: These are estimates of future payables and liabilities held at cost or discounted value.

2. Segmental reporting

Primary reporting format – business segments

	Estate agency		Financial services		Surveying and valuation		Conveyancing		Eliminations		Total	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Continuing operations												
Revenue												
External sales	316,489	281,181	74,473	63,966	118,075	106,736	19,127	22,303	—	—	528,164	474,186
Inter-segment sales	1,414	983	—	—	—	33	—	—	(1,414)	(1,016)	—	—
Total revenue	317,903	282,164	74,473	63,966	118,075	106,769	19,127	22,303	(1,414)	(1,016)	528,164	474,186
Segment result	14,089	26,677	11,713	8,311	18,722	27,005	(13,197)	(4,114)	—	—	31,327	57,879
Unallocated expenses											(4,926)	(5,238)
Profit/(loss) on disposal of properties											4,982	(1,909)
Group restructuring costs											—	(9,424)
Operating profit											31,383	41,308
Finance expense											(5,603)	(3,736)
Finance income											2,252	2,219
Share of post tax results of associates											70	(287)
Profit on part disposal of associated undertaking											2,621	—
Share of post tax results of joint ventures											944	522
Profit before tax											31,667	40,026
Income taxes											(4,468)	(13,989)
Profit for the year from continuing activities											27,199	26,037
Discontinued activities												
Turnover											—	59,350
Profit on disposal of operations											—	2,374
Income taxes											—	(955)
Profit for the year from discontinued activities											—	1,419
Net profit attributable to equity shareholders											27,199	27,456

	Estate agency		Financial services		Surveying and valuation		Conveyancing		Unallocated		Eliminations		Total	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Segment assets	137,218	228,661	67,893	50,706	51,750	68,620	7,344	11,521	—	—	—	—	264,205	359,508
Investment in associates	—	—	—	—	—	—	—	—	1,689	2,456	—	—	1,689	2,456
Investment in joint ventures	—	—	—	—	—	—	—	—	2,049	2,105	—	—	2,049	2,105
Unallocated assets	—	—	—	—	—	—	—	—	29,964	153,984	(128,773)	(330,908)	(98,809)	(176,924)
Total assets	137,218	228,661	67,893	50,706	51,750	68,620	7,344	11,521	33,702	158,545	(128,773)	(330,908)	169,134	187,145
Segment liabilities	57,117	107,875	61,613	48,357	18,850	29,270	19,978	12,838	—	—	—		157,558	198,340
Unallocated liabilities	—	—	—	—	—	—	—	—	116,926	336,222	(128,773)	(330,908)	(11,847)	5,314
Total liabilities	57,117	107,875	61,613	48,357	18,850	29,270	19,978	12,838	116,926	336,222	(128,773)	(330,908)	145,711	203,654
Net assets/(liabilities)	80,101	120,786	6,280	2,349	32,900	39,350	(12,634)	(1,317)	(83,224)	(177,677)	—	—	23,423	16,509
Other segment items														
Capital expenditure (including acquisitions)	3,568	36,483	311	1,321	1,791	20,302	3,709	4,629	6	460	—	—	9,385	63,195
Depreciation	5,136	4,713	534	529	1,414	1,472	952	580	66	75	—	—	8,102	7,369
Amortisation of intangible assets	192	378	302	378	811	419	1,457	1,433	8	4	—	—	2,770	2,612
Impairment of trade receivables	2,759	776	—	—	482	442	423	230	—	—	—	—	3,664	1,448
Other non-cash expenses	(25)	3,594	6,229	11,899	1,207	715	274	47	1,981	140	—	—	9,666	16,395
Discontinued operations														
Capital expenditure													—	107
Depreciation													—	174

Secondary format – Geographical segments

All of the significant activities of the group are undertaken in the UK which is considered to be a single geographical segment. The Estate Agency division has an operation in Spain, the revenue and operating loss of which is as follows:

	2005 £'000	2004 £'000
Revenue from services	1,943	2,583
Operating loss	(1,049)	(2,645)

3. Other income

	2005 £'000	2004 £'000
Rent receivable	2,221	1,693
Other operating income	12,043	7,921
	14,264	9,614

4. Employees and directors

(a) Staff costs for the group during the year:

	2005 £'000	2004 £'000
Wages and salaries	280,276	238,022
Defined contribution pension cost	5,442	4,404
Other long-term employee benefits	225	—
Share-based payment expense (note 4(c))	566	515
Employer's national insurance contributions and similar taxes	30,498	26,174
	317,007	269,115

Average monthly number of people (including executive directors) employed:

	2005 Number	2004 Number
By business segment		
Estate agency	7,030	6,072
Financial services	1,374	1,377
Surveying and valuation	1,678	1,428
Conveyancing	591	544
Head office	64	71
	10,737	9,492

In addition, 108 people were employed in the Life business that was discontinued during 2004.

(b) Key management compensation

The following table details the aggregate compensation paid in respect of the members of the Executive Committee including the two executive directors:

	2005 £'000	2004 £'000
Wages and salaries	2,039	2,140
Short-term non-monetary benefits	158	124
Defined contribution pension cost	283	273
Share-based payment expense	138	239
	2,618	2,776

(c) Share based payments

As part of the group restructuring in May 2004, outstanding share options in Countrywide Assured Group plc were exchanged for options in Countrywide plc. Under IFRS 2: Share-based payments, those options are treated as if new options had been granted and where the benefits have not vested by 1 January 2005, the value of the options has been charged to the income statement.

The company operates two equity-settled share based remuneration schemes for employees: an Inland Revenue SAYE approved scheme and approved and unapproved schemes for executive directors and certain senior management. All UK employees are eligible to participate in the SAYE scheme, the only vesting condition being that the individual remains an employee of the group over the savings period. Under the unapproved scheme, options vest if the average earnings per share of the group for the three years prior to the date on which the exercise takes place has improved compared to the three year period ending one year earlier. In addition, the options will lapse if the individual leaves within 2 years of satisfying this criteria.

	2004 Weighted average exercise price	2004 Number
Options in Countrywide Assured Group plc		
Outstanding at 1 January	123.15	20,637,224
Granted pre demerger	0.00	233,823
Exercised pre demerger	119.36	(9,693,068)
Lapsed pre demerger	111.41	(3,616,123)
Forfeited in exchange	129.87	(7,561,856)
Balance	—	—

	2005 Weighted average exercise price	2005 Number	2004 Weighted average exercise price	2004 Number
Options in Countrywide plc				
Outstanding at 1 January	167.20	2,455,175	—	—
Granted in exchange	—	—	158.66	3,805,445
Granted during the year	269.86	2,309,195	0.00	234,198
Exercised during the year	97.77	(574,017)	119.47	(1,549,563)
Lapsed during the year	150.40	(15,656)	233.43	(34,905)
Outstanding at 31 December	233.60	4,174,697	167.20	2,455,175

The exercise price of options outstanding at the end of the year ranged between 0p and 288.0p (2004: 0p and 203.0p) and their weighted average contractual life was 5 years (2004: 4.8 years).

Of the total number of options outstanding at the end of the year, 204,780 (2004: 384,289) had vested and were exercisable at the end of the year. A further 675,000 (2004: nil) options had vested at the year end but were not exercisable due to performance criteria not being met.

The weighted average share price (at the date of exercise) of options exercised during the year was 365.6p (2004: 294.0p for Countrywide plc shares and 191.0p for Countrywide Assured Group shares).

The weighted average fair value of each option granted during the year was 123.47p (2004: 115.71p).

The following information is relevant in the determination of the fair value of options granted during the year under the equity-settled share-based remuneration schemes operated by the group.

Equity-settled	2005	2004
Option pricing model used	Binomial lattice	Binomial lattice
Weighted average share price at grant date	379.75p	285.0p
Exercise price	288.0p	170.15p
Weighted average contractual life	5 years	4.3 years
Expected volatility	30.55%	37.34%
Expected dividend growth rate	3.76%	4.84%
Risk-free interest rate	4.63%	5.14%

The volatility assumption, measured at the standard deviation of expected share price returns, is based on a statistical analysis of daily share prices over the three to five years prior to the grant date.

The dividend yield assumption is based on the dividend paid over the previous five years as adjusted for the average historical rate over increase over the same period.

	2005 £'000	2004 £'000
The share-based remuneration expense (note 4(a)) comprises:		
Equity-settled schemes	566	515

The group did not enter into any share-based payment transactions with parties other than employees during the current or previous year.

(d) Retirement benefits

The group offers membership of the Countrywide plc Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit. The defined benefit section is closed to new entrants and future accrual.

The pensions cost for defined contribution schemes in 2005 were £5,442,000 (2004: £4,404,000).

The group has elected to adopt Amendments to IAS 19: Employee Benefits and recognise immediately the actuarial gains and losses in equity.

The amounts recognised in the balance sheet are as follows:

	2005 £'000	2004 £'000
Present value of funded obligations	(56,658)	(48,304)
Fair value of plan assets	41,144	34,823
Net liability recognised in the balance sheet	(15,514)	(13,481)

Reconciliation of scheme assets:

	2005 £'000	2004 £'000
At 1 January	34,823	26,997
Expected return on scheme assets	1,725	1,730
Actuarial gains	3,998	1,319
Employer contributions	1,400	5,605
Benefits paid	(802)	(828)
At 31 December	41,144	34,823

The actual return on plan assets was £5,723,000 (2004: £3,049,000). This represents the combination of the expected return on scheme assets of £1,725,000 (2004: £1,730,000) and the actuarial gains arising on those assets during the year of £3,998,000 (2004: £1,319,000).

The weighted average of asset allocations at the year end were:

	2005	2004
Equities	59%	60%
Bonds	34%	37%
Other	7%	3%

Reconciliation of scheme liabilities:

	2005 £'000	2004 £'000
At 1 January	48,304	45,868
Interest cost	2,539	2,455
Actuarial loss	6,617	809
Benefits paid	(802)	(828)
At 31 December	56,658	48,304

The amounts recognised in the income statement are:

	2005 £'000	2004 £'000
Unwinding of discount on scheme liabilities	2,539	2,455
Expected return on scheme assets	(1,725)	(1,730)
Included within finance expense	814	725

The amounts recognised in the statement of recognised income and expense are:

	2005 £'000	2004 £'000
Actuarial gain on scheme assets	3,998	1,319
Actuarial loss on scheme liabilities	(6,617)	(809)
	(2,619)	510

The principal assumptions made by the actuaries were:

	2005 %	2004 %
Rate of increase in pensions in payment and deferred pensions		
On benefits earned prior to 1 December 1999	4.00	4.00
On benefits earned after 1 December 1999	2.75	2.75
Discount rate	4.75	5.30
Inflation assumption	2.75	2.75
Expected net return on plan assets	4.60	5.01

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target assets allocation to develop the expected long-term rate of return on assets assumption for the portfolio. This resulted in the selection of an assumption of 5.6% which was then reduced by 1.0% to reflect investment and administrative expenses.

Defined benefit obligation trends:

	2005 £000	2004 £000	2003 £000	2002 £000	2001 £000
Scheme assets	41,144	34,823	26,997	22,755	25,023
Scheme liabilities	(56,658)	(48,304)	(45,868)	(40,262)	(35,729)
Scheme deficit	(15,514)	(13,481)	(18,871)	(17,507)	(10,256)
Experience adjustments on liabilities £000	—	(127)	3,962	(914)	—
As a % of scheme liabilities	0%	0%	9%	(2%)	—
Experience adjustments on assets £000	3,998	1,319	1,797	(4,086)	—
As a % of scheme assets	10%	4%	7%	(21%)	—

Note that the amounts disclosed in 2005 and 2004 have been prepared in accordance with IFRS. However, the comparative amounts for 2001 to 2003 have been prepared under UK GAAP. Based on the comparison of the 2004 amounts which have been prepared under both bases, there is no material difference in the amounts disclosed between IFRS and UK GAAP.

5. Finance expense

	2005 £'000	2004 £'000
Interest expense:		
Interest payable on bank borrowings	4,148	2,639
Amortisation of transaction expense	639	356
Interest expense arising in the pension scheme	814	725
Unwind of discount rate	2	16
Finance costs	5,603	3,736

6. Finance income

	2005 £'000	2004 £'000
Interest income:		
Interest receivable on bank deposits	2,252	2,219

7. Profit before taxation

	2005 £'000	2004 £'000
The following items have been included in arriving at profit before taxation:		
Depreciation of property, plant and equipment:		
– Owned assets	8,102	7,543
– Amortisation of intangibles	2,770	2,612
(Profit) on disposal of fixed assets	(232)	(422)
Other operating lease rentals payable:		
– Plant and machinery	18,443	16,256
– Property	27,826	24,733
Repairs and maintenance expenditure on property, plant and equipment	3,999	4,360
Trade receivables impairment	3,664	1,448
Exceptional items:		
– Write off of computer software and associated contracts	5,540	—
– Restructuring costs	—	9,424
– Profit on disposal of freehold properties	(4,982)	—
– Loss on disposal of investment property	—	1,909

Profit on disposal of freehold properties has been separately identified as an exceptional item because of is not derived from the trade of the business, but a one-off programme of disposals to generate cash.

Services provided by the group's auditors and network firms

During the year the group (including its overseas subsidiaries) obtained the following services from the group's auditors at costs as detailed below:

	2005 £'000	2004 £'000
Audit services:		
– Statutory audit	319	332
Services relating to the demerger	9	1,611
Tax services:		
– Compliance services	32	351
– Advisory services	19	12
Other services not covered above	82	—
	461	2,306

Of the total above for 2005, £250,000 relates to the audit services provided by the current auditor. The other fees relate to services provided by the previous auditor.

8. Discontinued operations

The discontinued operation in 2004 relates to the Life Business which was demerged as part of the group restructuring in May 2004.

	2005 £'000	2004 £'000
Revenue	—	59,350
Employee benefit costs	—	(3,352)
Other expenses	—	(53,450)
Depreciation and impairment	—	(174)
Profit before tax	—	2,374
Taxation	—	(955)
Post tax results from discontinued operations	—	1,419

Cash flows from discontinued operations

	2005 £'000	2004 £'000
Cash generated from operations (note 25)	—	5,979
Income tax paid	—	(418)
Net cash flows from operating activities	—	5,561
Net cash flows from investing activities	—	(9,331)
Net cash flows from financing activities	—	(10)
	—	(3,780)

9. Taxation

Analysis of charge in year	2005 £'000	2004 £'000
Current tax		
– Continuing operations	7,649	12,187
– Discontinued operations	—	2,359
Deferred tax (note 21)		
– Continuing operations	(3,181)	1,802
– Discontinued operations	—	(1,404)
	4,468	14,944

Taxation

Disclosed in the income statement as the taxation charge arising from	2005 £'000	2004 £'000
– Continuing operations	4,468	13,989
– Discontinued operations	—	955
	4,468	14,944

Tax on items charged to equity	2005 £'000	2004 £'000
Deferred tax adjustment arising on the pension scheme assets and liabilities	786	(153)

The tax charge for the year differs from the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £'000	2004 £'000
Profit on ordinary activities from continuing operations before tax	31,667	40,026
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2004: 30%)	9,500	12,008
Effects of:		
Utilisation of trading losses	(86)	(2)
Profits from joint venture and associates	(1,091)	(27)
Share options	(394)	(1,936)
Group restructuring costs disallowed	—	2,268
Other permanent differences	193	784
Utilisation of unprovided capital losses	(2,056)	(487)
Overseas trading losses not group relieved	(1,598)	816
Loss on disposal of investment property	—	565
Total taxation charge (continuing operations)	4,468	13,989

10. Dividends

	2005 £'000	2004 £'000
Final dividend at 4.50p (2004: 9.50p) per 5p share proposed and paid during the year relating to the previous year's results	7,625	15,966
Interim dividend of 1.0p (2004: 4.50p) per 5p share paid during the year	1,780	7,562
	9,405	23,528

In addition, the directors are proposing a final dividend in respect of the financial year ending 31 December 2005 of 3.0p per share which will absorb an estimated £5,304,000 of Shareholders' Funds. It will be paid on 22 May 2006 to shareholders on the register of members on 24 March 2006.

11. Earnings per share

	2005 £'000	2004 £'000
Numerator		
Earnings used in basic EPS and diluted EPS		
Profit for the year	27,199	27,456
Profit after tax arising from continuing operations	27,199	26,037

	2005 000's	2004 000's
Denominator		
Weighted average number of shares used in basic EPS	176,082	166,911
Effects of:		
Employee share options	862	912
Weighted average number of shares used in diluted EPS	176,944	167,823

	Pence	Pence
Basic EPS	15.45	16.45
Diluted EPS	15.37	16.36
Basic EPS of discontinued operations	—	0.85
Diluted EPS of discontinued operations	—	0.84

12. Goodwill

	2005			
	Subsidiary companies £'000	Associated companies £'000	Joint ventures £'000	Total £'000
Cost and net book value				
At 1 January	35,377	1,834	362	37,573
Additions	2,360	—	—	2,360
Disposals	—	(386)	—	(386)
At 31 December	37,737	1,448	362	39,547

	2004			
	Subsidiary companies £'000	Associated companies £'000	Joint ventures £'000	Total £'000
Cost and net book value				
At 1 January	16,747	1,834	—	18,581
Additions	18,630	—	362	18,992
Disposals	—	—	—	—
At 31 December	35,377	1,834	362	37,573

Carrying amount of goodwill by operating unit

	2005 £'000	2004 £'000
Countrywide Residential Lettings	683	683
Beresford Adams	42	42
Ex Friends Provident Estate Agency branches	11,729	11,729
Countrywide Surveyors	3,846	3,846
Countrywide Property Lawyers	447	447
Harvey Donaldson Gibson	649	649
Ex Bradford & Bingley Estate Agency branches	9,214	9,214
SecureMove Property Services	8,767	8,767
TitleAbsolute / Trade Partners	2,360	—
Total goodwill in subsidiary companies	37,737	35,377

	2005 £'000	2004 £'000
TMG Holdings Limited	965	1,351
Netsquared Limited	483	483
Total goodwill in associated companies	1,448	1,834
Rightmove plc (joint venture)	362	362

Impairment

Goodwill has been allocated to the lowest level of reporting unit. In many cases, the operations of the acquired businesses have been fully integrated with the existing businesses and therefore it is not possible to identify separately the economic flows from those businesses. In which case the goodwill has been tested against the recoverable amount of the cash generating unit reported at the higher level.

The recoverable amount of all the above operations has been calculated as the fair value of the businesses less costs to sell. The fair value has been determined from calculations based on cash flow projections from formally approved budgets and forecasts covering a five year period to 2009. In calculating the forecasts for the periods beyond the budget, the following assumptions have been used:

- Growth rate 3.5%
- Wage inflation 3.5%
- Inflation 2.5%
- Discount rate 10.0%

These growth rates are based on past experience. The discount rate used is based on the group's cost of capital. To evaluate the recoverable amount, a terminal value has been assumed at 5 times the fifth year cash flow.

The results of the impairment tests in 2005, confirmed that there had been no impairment to the carrying amount of goodwill held on the balance sheet.

13. Other intangible fixed assets

	2005		
	Computer software £'000	Brand names £'000	Total £'000
Cost			
At 1 January	17,908	1,238	19,146
Acquisitions – through business combinations	230	—	230
Additions	1,407	—	1,407
Disposals	—	—	—
Write off of computer software	(7,188)	—	(7,188)
At 31 December	12,357	1,238	13,595
Aggregate amortisation and impairment			
At 1 January	7,922	—	7,922
Charge for the year	2,770	—	2,770
Acquisitions – through business combinations	164	—	164
Disposals	—	—	—
Write off of computer software	(3,425)	—	(3,425)
At 31 December	7,431	—	7,431
Net book value			
At 31 December	4,926	1,238	6,164

	2004			
	Computer software £'000	Brand names £'000	Estate agency pipeline £'000	Total £'000
Cost				
At 1 January	13,969	—	—	13,969
Acquisitions – through business combinations	—	1,238	199	1,437
Additions	4,059	—	—	4,059
Disposals	(120)	—	(199)	(319)
Write off of computer software	—	—	—	—
At 31 December	17,908	1,238	—	19,146
Aggregate amortisation and impairment				
At 1 January	5,602	—	—	5,602
Charge for the year	2,413	—	199	2,612
Acquisitions – through business combinations	—	—	—	—
Disposals	(93)		(199)	(292)
Write off of computer software	—	—	—	—
At 31 December	7,922	—	—	7,922
Net book value				
At 31 December	9,986	1,238	—	11,224

All amortisation charges have been treated as an expense in the income statement. Brand values are treated as having an indefinite life and are therefore subject to annual impairment reviews.

During the year, it was discovered that the bespoke software developed for Countrywide Property Lawyers conveyancing processes was inadequate for the purpose it was developed. The directors decided to replace the system entirely and therefore the value of the software has been fully written down in the year.

The Estate Agency pipelines acquired on acquisition in 2004 were fully amortised by the end of 2004.

The brand value relates to Freeman Forman, a 14 branch network of estate agencies which was added to the group in 2004. The business is run as a separate reporting unit within the group. There have been no fundamental changes to the manner in which the business has been run since its acquisition and therefore the results of the business are considered to be derived from the value of the brand name in the local area.

The carrying amount has been evaluated in a similar manner to the goodwill impairment reviews and it was found that there had been no impairment to the value during the year.

14. Property, plant and equipment

	2005				
	Freehold land and buildings £'000	Leasehold improvements £'000	Motor vehicles £'000	Furniture and equipment £'000	Total £'000
Cost or valuation					
At 1 January	10,782	14,749	3,544	39,835	68,910
Additions at cost	203	1,179	40	4,088	5,510
Acquired on acquisition	—	—	—	289	289
Disposals	(5,266)	(824)	(1,302)	(4,445)	(11,837)
Transferred on demerger	—	—	—	—	—
At 31 December	5,719	15,104	2,282	39,767	62,872
Accumulated depreciation					
At 1 January	1,105	9,262	2,244	25,557	38,168
Charge for the year	83	1,379	664	5,976	8,102
Disposals	(362)	(554)	(1,039)	(3,985)	(5,940)
Acquired on acquisition	—	—	—	145	145
Transferred on demerger	—	—	—	—	—
At 31 December	826	10,087	1,869	27,693	40,475
Net book value					
At 31 December	4,893	5,017	413	12,074	22,397

	2004				
	Freehold land and buildings £'000	Leasehold improvements £'000	Motor vehicles £'000	Furniture and equipment £'000	Total £'000
Cost or valuation					
At 1 January	9,050	13,168	3,602	42,576	68,396
Additions at cost	485	1,329	28	8,791	10,633
Acquired on acquisition	1,447	1,155	1,045	3,591	7,238
Disposals	(200)	(819)	(1,047)	(7,933)	(9,999)
Transferred on demerger	—	(84)	(84)	(7,190)	(7,358)
At 31 December	10,782	14,749	3,544	39,835	68,910
Accumulated depreciation					
At 1 January	1,031	9,004	2,344	27,732	40,111
Charge for the year	113	1,164	815	5,451	7,543
Disposals	(39)	(787)	(846)	(1,292)	(2,964)
Acquired on acquisition	—	—	—	—	—
Transferred on demerger	—	(119)	(69)	(6,334)	(6,522)
At 31 December	1,105	9,262	2,244	25,557	38,168
Net book value					
At 31 December	9,677	5,487	1,300	14,278	30,742

15. Investments

The company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings of the group

Balanus Limited – directly held

Estate Agency

Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as:
Abbotts, Alder King, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Dixons, Faron Sutaria, Freeman Forman, Fulfords, H2O Homes Overseas Countrywide, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Entwistle Green, Frank Innes, Gascoigne Pees, Morris Dibben, Slater Hogg Howison, Stratten Creber, Sykes Waterhouse, Countrywide Residential Lettings, Countrywide Property Management, Countrywide Property Auctions, Countrywide Corporate Property Services

CAG Overseas Investments Limited
Countrywide Franchising Limited

Financial Services

Countrywide Estate Agents F S Limited
Countrywide Principal Services Limited
Slater Hogg Mortgages Limited
Countrywide Leasing Limited

Surveying and Valuation
Countrywide Surveyors Limited
Harvey Donaldson Gibson Limited
Securemove Property Services 2005 Limited – directly held

Conveyancing
Countrywide Property Lawyers Limited
Remortgage Conveyancing Matters Limited
TitleAbsolute Limited – directly held
Trade Partners Limited – directly held

A full list of the group companies will be included in the company's Annual Return.

(b) Interests in associated undertakings

At the year end the group had a 50% interest in the ordinary share capital TMG Holdings Limited. The interest was increased on 23 December 2005 from 46.77% to 70% through exercise of an option. On the same day the group disposed of 20% of its holding to Connell Limited who also purchased the remaining ordinary share capital from the other shareholders. As a result of the disposal, the group realised a profit of £2,621,000.

The group has a 30% interest in Netsquared Limited.

Aggregated amounts relating to associates

	2005 £'000	2004 £'000
Share of total assets	1,276	1,393
Share of total liabilities	(1,035)	(771)
Share of net assets excluding goodwill	241	622
Goodwill	1,448	1,834
	1,689	2,456
Share of revenue	11,662	9,240
Share of profit/(loss) after tax	70	(287)

(c) Interests in joint ventures

At the year end the group had a 30% holding of the ordinary A share capital of Rightmove plc (formerly rightmove.co.uk Limited). The group also owned 882 ordinary B share capital. These shares carry no rights to dividends or votes. Upon listing of the company theses shares are convertible into ordinary A shares. This interest in Rightmove plc has been treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent.

	2005 £'000	2004 £'000
At 1 January		
– Net assets excluding goodwill	1,743	1,163
– Goodwill	362	—
	2,105	1,163
Additions		
– Goodwill	—	362
– Net assets	—	58
Share of profits retained	944	522
Adjustment in respect of deferred tax credited to SORIE	500	—
Dividend received	(1,500)	—
At 31 December		
– Net assets excluding goodwill	1,687	1,743
– Goodwill	362	362
	2,049	2,105
Current assets	2,409	1,705
Non-current assets	1,508	567
Current liabilities	(2,210)	(521)
Non-current liabilities	(20)	(8)
	1,687	1,743
Income	5,460	2,681
Expenses	(3,869)	(1,935)
Tax	(647)	(224)
Share of post tax results from joint ventures	944	522

d) Other investments

	2005 £'000	2004 £'000
Holding in insurance cell	1,200	1,200
Other financial assets	25	17
	1,225	1,217

16. Trade and other receivables

	2005 £'000	2004 £'000
Amounts falling due after one year		
Other receivables	1,401	2,294
Amounts falling due within one year:		
Trade receivables	57,586	48,569
Less: Provision for impairment of receivables	(5,271)	(4,298)
Trade receivables – net	52,315	44,271
Other debtors	11,152	12,011
Prepayments and accrued income	14,539	16,536
Other taxation recoverable	—	2
	78,006	72,820

17. Cash and cash equivalents

	2005 £'000	2004 £'000
Cash and cash equivalents		
Cash at bank and in hand	6,987	11,398
Short term bank deposits	—	10,000
	6,987	21,398

18. Trade and other payables – current

	2005 £'000	2004 £'000
Trade payables	15,449	11,941
Other tax and social security payable	21,922	19,181
Accruals and other creditors	43,405	37,034
Deferred income	1,623	1,623
	82,399	69,779

19. Financial liabilities – borrowings

Current	2005 £'000	2004 £'000
Bank loans and overdrafts due within one year or on demand:		
Unsecured	—	2,297
Non-current		
Bank loans:		
Unsecured	5,000	75,000

The bank loan represents amounts drawn down against a £50 million (2004: £100 million) unsecured LIBOR facility.

20. Provisions

	Onerous contracts £'000	Property repairs £'000	Clawback £'000	National Insurance on share options £'000	Other £'000	Total £'000
At 1 January 2005	3,761	5,355	5,876	500	3,604	19,096
Utilised in the year	(895)	(227)	(6,925)	(165)	(1,402)	(9,614)
Charged to income statement	38	353	6,005	288	2,416	9,100
Amortisation of discount	(2)	—	—	—	—	(2)
At 31 December 2005	2,902	5,481	4,956	623	4,618	18,580
Due within one year or less	81	1,327	3,868	485	4,369	10,130
Due after more than one year	2,821	4,154	1,088	138	249	8,450
	2,902	5,481	4,956	623	4,618	18,580

The provision for onerous contracts relates to property leases and represents the estimated unavoidable costs of leasehold properties which have become surplus to the group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees, typically over a five year period. Provisions are released when properties are assigned or sub-let.

The provision for property repairs represents estimates of the cost to repair existing dilapidations under leasehold covenants, in accordance with IAS 37: Provisions, contingent liabilities and contingent assets, typically over five years.

Clawback represents the provision required for repayment to meet the estimated cost of repaying indemnity commission income received on life assurance policies that may lapse in the two years following issue.

National Insurance is payable on gains made by employees on exercise of share options granted to them under unapproved schemes. The eventual liability to National Insurance is dependant upon the market price of the company's shares at the date of exercise, the number of options exercised and the prevailing rate of National Insurance at the date of exercise.

Other provisions mainly comprise amounts set aside to meet claims by customers below the level of any Professional Indemnity insurance excess and any amounts that might be payable as a result of legal dispute. The provisions represent the directors' best estimate of the group's liability having taken professional advice.

21. Deferred tax

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2004: 30%).

The movement on the deferred tax account is shown below:

	2005 £'000	2004 £'000
Net deferred tax asset at 1 January	7,512	3,261
Transferred on demerger	—	3,285
Acquisition	—	1,517
Profit and loss credit/(charge)	3,181	(398)
Taken to equity – pension liability	786	(153)
Net deferred tax asset at 31 December	11,479	7,512

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets to the extent that it is probable that these assets will be recovered.

The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the year are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

		2005	
Origination and reversal of temporary differences	**Asset/ (liability) £'000**	**(Charged)/ credited to income £'000**	**(Charged)/ credited to equity £'000**
Capital allowances	2,152	987	—
Employee pension liabilities	6,337	382	786
Share options	1,221	285	—
Other temporary and deductible differences	(146)	(388)	—
Overseas losses	1,915	1,915	—
Life company – discontinued operation	—	—	—
	11,479	3,181	786

		2004	
Origination and reversal of temporary differences	**Asset/ (liability) £'000**	**(Charged)/ credited to income £'000**	**(Charged)/ credited to equity £'000**
Capital allowances	1,165	(535)	—
Employee pension liabilities	5,169	(158)	(153)
Share options	936	(343)	—
Other temporary and deductible differences	242	(703)	—
Overseas losses	—	—	—
Life company – discontinued operation	—	1,341	—
	7,512	(398)	(153)

A deferred tax asset has not been recognised in respect of unused capital losses of £32,097,000 (2004: £32,221,000).

22. Called up share capital

Ordinary shares of 5 pence each	2005 Shares	2005 £'000	2004 Shares	2004 £'000
Authorised	251,000,000	12,550	251,000,000	12,550
Issued and fully paid				
At 1 January	170,287,515	8,515	169,128,340	8,456
Placement of new ordinary shares	8,456,416	423	—	—
Exercise of share options	374,460	18	1,159,175	59
Purchase of treasury shares	(1,686,652)	(84)	—	—
At 31 December	177,431,739	8,872	170,287,515	8,515
Treasury shares held by the company	1,686,652		—	
Shares held by the ESOP	645,963		844,840	

Share options schemes

(i) Executive Share Option Scheme (1995)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the Share Option Scheme (1995) were:

	No. of Shares	Subscription Price	Exercisable up to
(a)	8,125	121p	September 2007
(b)	50,875	200p	May 2009
(c)	5,000	198p	May 2012

(ii) Executive Share Option Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the Executive Share Option Scheme (1996) were:

	No. of Shares	Subscription Price	Exercisable up to
(a)	37,500	200p	May 2009
(b)	69,500	109p	April 2011
(c)	670,000	198p	April 2012

At the Annual General Meeting of Countrywide Assured Group plc held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. The Replacement Options under (c) of the above schemes granted on 15 April 2002 are subject to the performance target originally set by the Remuneration Committee of Countrywide Assured Group plc.

This requires that the average earnings per share of the group for the three years prior to the date on which exercise takes place (the 'Performance Period') has improved compared to the three year period ending one year earlier than Performance Period. For these purposes, a three year Performance Period will run to the group's reporting date of 31 December or 30 June, whichever is closest to the exercise date. If the group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period.

The Replacement Options under (a) to (b) will not be subject to any further performance target where targets for these existing options were already met before the demerger.

(iii) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the SAYE Scheme (1996) were:

No. of Shares	New Subscription Price	Exercisable up to
15,325	44.8p	May 2006
643,661	140.8p	May 2008

(iv) Countrywide Sharesave Plan

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2005 under the Countrywide Sharesave Plan were:

No. of Shares	New Subscription Price	Exercisable up to
2,163,756	288.0p	Feb 2011

(v) Executive Deferred Incentive Scheme (1996)

No. of Shares	New Option Price	Exercisable up to
2,213	0p	May 2006
487,500	198p	April 2009

(vi) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2005 under the Executive Share Bonus Scheme were:

No. of Shares	New Option Price	Exercisable up to
21,242	203p	March 2007

23. Reserves

The following describes the nature and purpose of each reserve within shareholders' equity.

Share premium

The amount subscribed for share capital in excess of nominal value less any costs attributable to the issue of new shares.

Capital redemption reserve

The amount of nominal share capital that has been cancelled following redemption of the share capital by the company.

Capital reserve

The capital reserve was created on 21 May 2004 following the restructuring of the group under a Court Approved Scheme of Arrangement. It represents the difference between the purchase price of the shares in Countrywide plc, which was settled by way of a share exchange for the existing shares in the former holding company Countrywide Assured Group plc (CAG), now called Balanus Limited, and a return of capital, and the original investment in CAG by shareholders.

Treasury share reserve

The value of shares purchased by the company and not cancelled but held in Treasury. These shares have been set aside to meet future obligations under share option schemes.

ESOP share reserve

This represents the cost of the company's shares held by the group's employee benefit trust.

Other reserves

The other reserves represent the premium for shares issued to purchase businesses less any goodwill written off relating to acquisitions made prior to 1999.

Foreign exchange reserve

Gains/(losses) arising on retranslating the net assets of overseas operations into sterling.

Retained earnings

Cumulative net gains and losses recognised in the group income statement and pensions scheme gains and losses recognised in the statement of recognised income and expense.

24. Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Capital reserve £'000	Treasury share reserve £'000	ESOP share reserve £'000	Other reserves £'000	Foreign exchange reserve £'000	Retained earnings £'000	Total £'000
At 1 January 2004	16,455	26,493	3,256	—	—	(2,581)	670	—	99,313	143,606
Exercise of share options	517	12,232	—	—	—	—	—	—	—	12,749
Issue of preference shares	50	—	—	—	—	—	—	—	—	50
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	(433,729)	—	—	—	—	—	(85,004)
Reduction of capital	(397,452)	—	—	—	—	—	—	—	397,452	—
Redemption of preference shares	(50)	—	50	—	—	—	—	—	(50)	(50)
De-merger of Chesnara	—	—	—	—	—	—	466	—	(94,961)	(94,495)
Share issue costs	—	—	—	(100)	—	—	—	—	—	(100)
Net profit for the year	—	—	—	—	—	—	—	—	27,456	27,456
Currency translation differences	—	—	—	—	—	—	—	217	—	217
Dividends	—	—	—	—	—	—	—	—	(23,528)	(23,528)
Share based payments	—	—	—	—	—	—	—	—	518	518
Actuarial gain on pension fund	—	—	—	—	—	—	—	—	510	510
Deferred tax movement on pension reserve	—	—	—	—	—	—	—	—	(153)	(153)
Goodwill adjustment on disposal	—	—	—	—	—	—	(27)	—	—	(27)
Movement in own shares	—	—	—	—	—	1,742	—	—	—	1,742
At 31 December 2004	8,515	1,711	50	(433,829)	—	(839)	1,109	217	406,557	(16,509)
Net profit for the year	—	—	—	—	—	—	—	—	27,199	27,199
Placement of ordinary share capital	423	28,059	—	—	—	—	—	—	—	28,482
Exercise of share options	18	443	—	—	—	—	—	—	—	461
Currency translation differences	—	—	—	—	—	—	—	(6)	—	(6)
Dividends	—	—	—	—	—	—	—	—	(9,405)	(9,405)
Share-based payments	—	—	—	—	—	—	—	—	566	566
Actuarial loss in the pension fund	—	—	—	—	—	—	—	—	(2,619)	(2,619)
Deferred tax movement on pension reserve	—	—	—	—	—	—	—	—	786	786
Share of deferred tax adjustment by joint venture	—	—	—	—	—	—	—	—	500	500
Purchase of Treasury shares	(84)	—	—	—	(6,216)		—	—	—	(6,300)
Movement in own shares	—	—	—	—	—	268	—	—	—	268
At 31 December 2005	8,872	30,213	50	(433,829)	(6,216)	(571)	1,109	211	423,584	23,423

25. Cash flow from operating activities

Reconciliation of profit before taxation to cash generated from operations:

Cash generated from operations

	2005 £'000	2004 £'000
Profit before taxation – continuing operations	31,667	40,026
Adjustments for:		
Depreciation	8,102	7,369
Amortisation of intangible assets	2,770	2,612
Share-based payments	566	515
(Profit)/loss on sale of investments	(7,603)	1,909
Income from joint ventures	(944)	(522)
(Profit)/loss from associates	(70)	287
Movement on provisions	2,738	3,534
Profit on sales of fixed assets and intangibles	(232)	(422)
Exceptional write off of computer software and associated contracts	5,540	—
Group restructuring charge	—	9,424
Finance expense	5,603	3,736
Finance income	(2,252)	(2,219)
Changes in working capital (excluding affects of acquisitions and disposals of group undertakings):		
(Increase)/decrease in trade and other receivables	(4,596)	10,515
Increase/(decrease) in trade and other payables	3,732	(8,728)
Cash generated from continuing operations	45,021	68,036
Net cash generated from discontinued operations	—	5,979
Cash generated from operations	45,021	74,015

26. Acquisitions during the period

Conveyancing division

On 1 January 2005 the group acquired the entire share capital of TitleAbsolute Limited and Trade Partners Limited for £1,263,000 in cash. The companies operate a conveyancing panel management service. In the year to 31 December 2005, the business contributed £1,233,000 to consolidated profit before tax. In the 9 months prior to acquisition, the companies made a profit of £185,000. The acquisition had the following effect on the group's assets and liabilities:

	Carrying values pre acquisition £'000	Fair value £'000
Intangible assets	—	66
Property, plant and equipment	144	144
Trade and other receivables	497	497
Cash and cash equivalents	255	255
Trade and other payables	(855)	(855)
Net assets acquired	41	107
Goodwill		2,360
Consideration		2,467
Consideration satisfied by:		
Cash		1,263
Deferred consideration		1,204
		2,467

The intangible assets represent the capitalisation of internal costs directly incurred in the development of computer software.

The sale and purchase agreement provides for deferred consideration to be paid, the amount being dependent on the cash flows of the business between 2005 and 2008 and certain hurdles being achieved. Based on the current estimates the deferred consideration is expected to be £1,204,000. However should the performance of the business change in future periods, then this figure may be revised.

The outflow of cash and cash equivalents is calculated as follows:

	£'000
Cash consideration	1,263
Cash acquired	(255)
	1,008

The group acquired these businesses to enhance its existing conveyancing panel management operation. Upon acquisition an adjustment was made to recognise the software development costs that had been previously written off. However, it was found that there were no other separately identifiable intangible assets. The business names were not brand names used to promote the software, in fact the use of the system is often white-labelled, and the most significant customer relationship demanded a premium fee and therefore was not valued.

Post acquisition, the group's existing panel management business was transferred to TitleAbsolute and this business is expected to benefit significantly from Countrywide's extensive branch network providing instructions and the group's relationships with mortgage lenders for potential distribution contracts.

Since there is a high level of risk with the development of this business, a significant proportion of the deferred consideration was included in the sale and purchase agreement. In view of the above, the amount attributed to goodwill is considered to be a fair reflection of the value that the group network can add to the business.

27. Prior period acquisitions

Estate Agency division

As disclosed in the previous year's financial statements, the group acquired the net assets and trade of Freeman Forman, a 14 branch network of estate agents based in Kent and East Sussex.

The intangible assets on acquisition were identified as:

- the pipeline of work in the hands of solicitors £152,000; and
- and the value of the brand £1,268,000.

The estate agency pipeline was considered to have a life less than four months and was written off subsequent to the acquisition. The value of the brand is perceived to have an indefinite life.

On 15 October 2004 the group acquired the net assets and trade of Bradford & Bingley Estate Agents (BBEA) including the lettings and retail financial services operations. The identifiable net assets were on a provisional basis pending the results of an independent valuation of dilapidation costs in respect of leased properties. The result of the valuation has been an increase in the provision for dilapidation of £1,557,000 and a reduction of the consideration by £1,499,000. There was also an adjustment to trade debtors for £944,000, accruals £195,000 and other debtors £74,000, the petty cash balances were reduced by £28,000 and there has been a reallocation of deferred tax assets for £30,000 to Securemove Property Services Limited.

	Carrying values pre acquisition £'000	Fair value £'000
Intangible assets	—	47
Property, plant and equipment	5,840	5,355
Deferred tax assets	—	1,331
Trade and other receivables	19,443	17,889
Cash and cash equivalents	28	—
Trade and other payables	(2,284)	(4,087)
Provisions	—	(2,555)
Net assets acquired	23,027	17,980
Goodwill		9,214
Consideration paid		27,194

The intangible asset acquired at acquisition represented the pipeline of work in the hands of solicitors. Since the pipeline has a life less than four months, has been written off subsequent to the acquisition.

Surveying and Valuation Division

On 15 October 2004 Countrywide plc acquired the entire issued ordinary share capital of Securemove Property Services Limited. The identifiable net assets were on a provisional basis pending the results of an independent valuation of dilapidation costs in respect of leased properties. The result of the valuation has been an increase in the provision for dilapidations of £43,000, a transfer of deferred tax assets from BBEA of £30,000 and a reduction of the consideration by £88,000.

	Carrying values pre acquisition £'000	Fair value £'000
Property, plant and equipment	1,839	1,565
Deferred tax assets	—	186
Trade and other receivables	8,804	8,557
Trade and other payables	(1,875)	(1,875)
Provisions	—	(145)
Net assets acquired	8,768	8,288
Goodwill		8,767
Consideration paid		17,055

In accordance with IFRS 3: Business Combinations, the 2004 comparatives have been restated in these financial statements to effect the above adjustments.

28. Operating lease commitments – minimum lease payments

Commitments under non cancellable operating leases expiring:

	2005		2004	
	Property £'000	Vehicles, plant and equipment £'000	Property £'000	Vehicles, plant and equipment £'000
Within one year	2,529	2,451	2,304	3,107
Later than one year and less than five years	30,005	25,832	29,965	11,952
After five years	90,949	—	102,929	—
	123,483	28,283	135,198	15,059

29. Client monies

At 31 December 2005, client monies held by subsidiaries in approved bank and building society accounts amounted to £82,431,000 (2004: £65,273,000). Neither this amount nor the matching liabilities to the clients concerned are included in the group balance sheet.

30. Financial instruments – risk management

The group is exposed through its operations to one or more of the following financial risks:

- Cash flow interest rate risk
- Foreign currency risk
- Liquidity risk
- Credit risk

Policy for managing these risks is set by the Board following recommendations from the Finance Director. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the centre. The policy for each of the above risks is described in more detail below.

Cash flow interest rate risk

It is currently group policy that external group borrowings (excluding short-term overdraft facilities and finance lease payables) are variable and fixed for periods no greater than six months. This policy is managed centrally. Operations are not permitted to borrow from external sources. Where the group wishes to fix the amount of external variable rate debt, it considers the use of interest rate swaps or cap products available to achieve the desired interest rate profile. Although the board accepts that this policy neither protects the group entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

Foreign currency risk

Foreign exchange risk arises because the group has operations located in Europe whose functional currency is not the same as the group's primary functional currency (sterling). The group's investment in overseas activities is not significant and the risk of exposure to currency fluctuations is limited. The group does not consider that the cash flow risk from this is material enough to warrant the use of hedge products.

Foreign exchange risk also arises when individual group operations enter into transactions denominated in a currency other than their functional currency. Such transactions are rare and not material to the group's cash flow.

It is group policy that transactions between group entities are always denominated in the selling group entity's functional currency thereby giving rise to foreign exchange risk in the income statement of both the purchasing group entity and the group. At group level, as there is no exposure to consolidated net assets from intra-group transactions, hedging products are not used.

Liquidity risk

The liquidity risk of each group entity is managed centrally by the group treasury function. The group's cash requirement is monitored closely.

All surplus cash is held centrally to maximise the returns on deposits through economies of scale. The type of cash instrument used and its maturity date will depend on the group's forecast cash requirements. The group maintains a draw down facility with a major banking corporation to manage any unexpected short-term cash shortfalls and has a revolving credit facility with a syndicate of major banking corporations to manage longer term borrowing requirements.

Credit risk

The group is exposed to credit risk from credit sales. It is group policy, implemented locally, to assess the credit risk of major new customers before entering contracts. The majority of customers use the group's services as part of a housing transaction and consequently the sales are paid from the proceeds of the house sale.

31. Financial assets and liabilities – Numerical information

Maturity of financial liabilities

The carrying amounts of financial liabilities, all of which are exposed to cash flow or fair value interest rate risk, are repayable as follows:

	2005 £'000	2004 £'000
In less than one year	68,984	58,344
In more than one year but not more than two years	6,495	1,500
In more than two years but less than three years	147	75,049
In more than three years but not more than four years	1,587	98
In more than four years but less than five years	235	179
Over five years	6,190	10,198
	83,638	145,368

Interest rate risk

The currency and interest profile of the group's financial assets and liabilities are as follows:

	Floating rate assets		Fixed rate assets		Interest free assets		Total	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Sterling	6,848	21,067	—	—	65,650	59,075	72,498	80,142
Euro	139	331	—	—	443	718	582	1,049
	6,987	21,398	—	—	66,093	59,793	73,080	81,191

	Floating rate liabilities		Fixed rate liabilities		Interest free liabilities		Total	
	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000	2005 £'000	2004 £'000
Sterling	—	2,297	5,000	75,000	78,232	67,242	83,232	144,539
Euro	—	—	—	—	406	829	406	829
	—	2,297	5,000	75,000	78,638	68,071	83,638	145,368

The rate at which sterling floating liabilities are payable is 1% (2004: 1%) above LIBOR. The average rate at which the fixed liabilities were fixed was 5.71% (2004: 5.60%) and the average period for which the liabilities were fixed was 14 days (2004: 32 days).

32. Related party transactions

Details of directors' remuneration are given in the Directors' Remuneration Report. Other related party transactions are as follows:

Trading transactions

		Transaction amount		Balance owed/(owing)	
Related party relationship	***Transaction type***	**2005 £000**	**2004 £000**	**2005 £000**	**2004 £000**
Associates					
TMG Holdings Limited	Sales to/(from) group	(1,030)	(50)	709	—
	Dividends received	(37)	—	—	—
	Interest received	(101)	—	—	—
Netsquared Limited	Sales to/(from) group	54	52	(10)	(6)
Joint ventures					
Rightmove plc	Sales to/(from) group	1,374	1,035	(8)	(37)
	Dividends received	(1,500)	—	—	—

With the exception of dividends, these transactions are trading relationships which are made at market value. The company has not made any provision for bad or doubtful debts in respect of related party debtors nor has any guarantee been given during 2005 or 2004 regarding related party transactions.

33. Reconciliation of net assets and profit under UK GAAP to IFRS

Countrywide plc reported under UK GAAP in its previously published financial statements for the year ended 31 December 2004. The analysis below shows a reconciliation of net assets and profit reported under UK GAAP to the revised net assets and profit under IFRS as reported in these financial statements:

Reconciliation of profit for the year ended 31 December 2004 to IFRS

	UK GAAP	Reclassification of amortisation of bank fees	Goodwill amortisation and impairment d	Pensions b	Lease incentives r	Share based payments c	Restate JV and associates net of tax i	Amortisation of pipeline a	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Revenue	474,385	—	—	—	—	—	—	(199)	474,186
Other income	9,614	—	—	—	—	—	—	—	9,614
Employee benefit costs	(270,184)	—	—	1,584	—	(515)	—	—	(269,115)
Depreciation & amortisation	(11,031)	—	1,249	—	—	—	—	—	(9,782)
Other expenses	(152,698)	356	—	—	80	—	—	—	(152,262)
Loss on disposal of investment property	(1,909)	—	—	—	—	—	—	—	(1,909)
Cost of group restructuring	(9,424)	—	—	—	—	—	—	—	(9,424)
Operating profit	38,753	356	1,249	1,584	80	(515)	—	(199)	41,308
Finance expense	(2,655)	(356)	—	(725)	—	—	—	—	(3,736)
Finance income	2,219	—	—	—	—	—	—	—	2,219
Share of profit of associates	1,357	—	(1,644)	—	—	—	—	—	(287)
Share of profit of joint ventures	600	—	146	—	—	—	(224)	—	522
Profit before tax	40,274	—	(249)	859	80	(515)	(224)	(199)	40,026
Income tax expense	(13,588)	—	—	(258)	(24)	(343)	224	—	(13,989)
Profit for the year – continuing operations	26,686	—	(249)	601	56	(858)	—	(199)	26,037
Profit after tax – discontinued operation	1,422	—	—	—	—	(3)	—	—	1,419
Profit after tax for the year	28,108	—	(3249)	601	56	(861)	—	(199)	27,456

Reconciliation of the transition of the balance sheet as at 1 January 2004 to IFRS

	UK GAAP	Pensions accounting	Lease incentives b	Deferred taxation e	Reclassification of assets and liabilities g	IFRS j
	£'000	£'000	£'000	£'000	£'000	£'000
ASSETS						
Non-current assets						
Property, plant and equipment	36,652	—	—	—	(8,367)	28,285
Goodwill	16,745	—	—	—	—	16,745
Other intangible assets	—	—	—	—	8,367	8,367
Investments in joint ventures	1,163	—	—	—	—	1,163
Investments in associates	2,748	—	—	—	—	2,748
Other financial assets	60,508	—	—	—	—	60,508
Deferred tax assets	—	5,479	241	2,888		8,608
Policyholders assets to cover linked liabilities	472,413	—	—	—	—	472,413
Policyholder other investments	234,133	—	—	—	—	234,133
Policyholder net current assets	11,603	—	—	—	—	11,603
Deferred acquisition costs	16,134	—	—	—	—	16,134
Total non-current assets	852,099	5,479	241	2,888	—	860,707
Current assets						
Trade and other receivables	63,977	—	—	—	—	63,977
Cash and cash equivalents	65,036	—	—	—	—	65,036
Total current assets	129,013	—	—	—	—	129,013
Total assets	981,112	5,479	241	2,888	—	989,720

	UK GAAP £'000	Pensions accounting b £'000	Lease incentives e £'000	Post balance sheet events – dividends f £'000	Deferred taxation g £'000	Reclassification of assets and liabilities j £'000	IFRS £'000
EQUITY AND LIABILITIES							
Capital and reserves							
Issued capital	16,455	—	—	—	—	—	16,455
Reserves	27,838	—	—	—	—	—	27,838
Accumulated profits/(losses)	95,865	(12,787)	(561)	15,517	1,279	—	99,313
Total shareholders' equity	140,158	(12,787)	(561)	15,517	1,279	—	143,606
Non-current liabilities							
Deferred tax liability	3,739	—	—	—	1,609	—	5,348
Defined benefit scheme liabilities	—	18,266	—	—	—	—	18,266
Deferred income	7,270	—	802	—	—	—	8,072
Provisions – non-current	10,700	—	—	—	—	(5,503)	5,197
Policyholder technical provisions for linked liabilities	471,626	—	—	—	—	—	471,626
Policyholder long-term business provision	234,188	—	—	—	—	—	234,188
Total non-current liabilities	727,523	18,266	802	—	1,609	(5,503)	742,697
Current liabilities							
Trade and other payables	80,841	—	—	(15,517)	—	—	65,324
Provisions – current	—	—	—	—	—	5,503	5,503
Current tax liabilities	14,275	—	—	—	—	—	14,275
Short term borrowings	2,715	—	—	—	—	—	2,715
Current portion of interest bearing borrowings	15,600	—	—	—	—	—	15,600
Total current liabilities	113,431	—	—	(15,517)	—	5,503	103,417
Total equity and liabilities	981,112	5,479	241	—	2,888	—	989,720

Reconciliation of the transition of the balance sheet as at 31 December 2004 to IFRS

	UK GAAP	Total adjust-ments at 1 Jan 2004	Pensions accounting b	Lease incentives e	Goodwill amortis-ation and impairment a&d	Amortis-ation of pipeline a	Post balance sheet events – dividends f	Deferred taxation g	Reclassifi-cation of assets and liabilities j	Reassess-ment of fair values k	IFRS
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
ASSETS											
Non-current assets											
Property, plant and equipment	40,728	(8,367)	—	—	—	—	—	—	(1,619)	—	30,742
Goodwill	34,848	—	—	—	(188)	—	—	—	—	717	35,377
Intangible assets	—	8,367	—	—	1,437	(199)	—	—	1,619	—	11,224
Investments in joint ventures	1,956	—	—	—	149	—	—	—	—	—	2,105
Investments in associates	4,103	—	—	—	(1,647)	—	—	—	—	—	2,456
Other financial assets	1,217	—	—	—	—	—	—	—	—	—	1,217
Other receivables	2,294	—	—	—	—	—	—	—	—	—	2,294
Deferred tax assets	1,291	8,608	(411)	(24)	—	—	—	(1,952)	—	—	7,512
Total non-current assets	86,437	8,608	(411)	(24)	(249)	(199)	—	(1,952)	—	717	92,927
Current assets											
Trade and other receivables	75,548	—	—	—	—	—	—	—	—	688	72,820
Cash and cash equivalents	21,398	—	—	—	—	—	—	—	—	—	21,398
Total current assets	96,946	—	(3,416)	—	—	—	—	—	—	688	94,218
Total assets	183,383	8,608	(3,827)	(24)	(249)	(199)	—	(1,952)	—	1,405	187,145

	UK GAAP £'000	Total adjust-ments at 1 Jan 2004 £'000	Pensions accounting b £'000	Lease incentives e £'000	Goodwill amortis-ation and impairment a&d £'000	Amortis-ation of pipeline a £'000	Post balance sheet events – dividends f £'000	Deferred taxation g £'000	Reclassifi-cation of assets and liabilities j £'000	Reassess-ment of fair values k £'000	IFRS £'000
EQUITY AND LIABILITIES											
Capital and reserves											
Issued capital	8,515	—	—	—	—	—	—	—	—	—	8,515
Reserves	(431,581)	—	—	—	—	—	—	—	—	—	(431,581)
Accumulated profits/(losses)	410,778	3,448	958	56	(249)	(199)	(7,892)	(343)	—	—	406,557
	(12,288)	3,448	958	56	(249)	(199)	(7,892)	(343)	—	—	(16,509)
Non-current liabilities											
Interest bearing loans	75,000	—	—	—	—	—	—	—	—	—	75,000
Deferred tax liability	—	1,609	—	—	—	—	—	(1,609)	—	—	—
Defined benefit scheme liabilities	—	18,266	(4,785)	—	—	—	—	—	—	—	13,481
Deferred income	18,896	802	—	(80)	—	—	—	—	—	—	19,618
Provisions	14,226	(5,503)	—	—	—	—	—	—	1,701	1,600	12,024
Total non-current liabilities	108,122	15,174	(4,785)	(80)	—	—	—	(1,609)	1,701	1,600	120,123
Current liabilities											
Short term borrowings	2,297	—	—	—	—	—	—	—	—	—	2,297
Trade and other payables	80,869	(15,517)	—	—	—	—	7,892	—	(3,270)	(195)	69,779
Provisions	—	5,503	—	—	—	—	—	—	1,569	—	7,072
Current tax liabilities	4,383	—	—	—	—	—	—	—	—	—	4,383
	87,549	(10,014)	—		—	—	7,892	—	(1,701)	(195)	83,531
Total equity and liabilities	183,383	8,608	(3,827)	(24)	(249)	(199)	—	(1,952)	—	1,405	187,145

Explanation of the reconciling items between UK GAAP and IFRS

(a) Adjustment in respect of intangible assets of business acquired on acquisition

Under IFRS 3: Business combinations, all assets and liabilities of an acquired business must be fair valued at the time of acquisition and the scope of assets extends to cover intangible assets as defined by IAS 26: Intangible assets. When estate agency businesses are acquired, there is a pipeline of business awaiting legal exchange, the value of which transfers to the acquirers. Under IAS 36, this pipeline is required to be recognised as an intangible asset. However, unlike most intangible assets, the pipeline unwinds over a short period, normally three to four months, and therefore an adjustment is made against turnover in the three month period post acquisition. In arriving at the valuation of the pipeline, an appropriate proportion of operating costs is allocated to the pipeline in order to reflect the infrastructure required to manage the pipeline through to completion. The pipeline on acquisition of Bradford & Bingley Estate Agents and Freeman Forman was £47,000 and £152,000 respectively.

The group has recognised £1,238,000 in respect of the brand value of Freeman Forman. No value has been attributed to the estate agency brands acquired with Bradford & Bingley Estate Agents because the branches' primary brand recognition was Bradford & Bingley Estate Agents, a brand which was not acquired.

(b) Pensions

Since 31 December 2003, the group's defined benefit scheme has been closed to future service accrual and consequently there was no charge to profit or loss for contributions in the period. However, under UK GAAP the group was required to amortise the pension deficit over the expected remaining lives of the members and accordingly £1,584,000 was charged for the year to 31 December 2004. These charges are reversed under IFRS.

Under IAS 19: Employee benefits, the group is required to recognise the pension scheme net asset or deficit in its own balance sheet and to charge profit or loss with the effect of movements in the scheme during the period. Since the scheme is closed to further service accrual, no movement is recorded with respect to employee benefits. However, finance costs include the interest cost, being the unwind of the discount rate, and the expected return on plan assets. At 1 January 2004 the group recognised a gross liability of £18,266,000 and a related deferred tax asset of £5,479,000. For the period to 31 December 2004 the interest charge was £2,455,000 and the expected return on assets was £1,730,000, a net charge to finance costs of £725,000. The group has elected to recognise actuarial gains and losses arising in the pension scheme directly in the Statement of Recognised Income and Expense (SORIE). In the 12 months to 31 December 2004 an actuarial gain of £510,000 plus related deferred tax charge of £153,000 were recognised in the SORIE.

(c) Share-based payments

The group has applied IFRS 2: Share-based payments, to its active share option schemes at 1 January 2004, detailed in note 4(c).

The effect of accounting for equity-settled share-based payment transactions at fair value is to increase employee benefit costs by £518,000 in the twelve months to 31 December 2004, including £3,000 relating to the discontinued operation. A prior period adjustment was made in respect of accounting periods before 1 January 2004 amounting to £966,000.

A deferred tax adjustment has been made in respect of the income tax relief that would be available should all the share options be exercised. The tax relief is based on the difference between the intrinsic value of the shares at the date of exercise and the cost of the option.

(d) Goodwill

Amortisation

Under UK GAAP goodwill is required to be amortised over its expected useful life, and that life should not be greater than 20 years. However, under IAS 36: Intangible assets, amortisation of goodwill is not permitted, instead, goodwill should be reviewed annually for any impairment.

As permitted under IFRS 1: First time adoption of IFRSs, the group has elected to adopt the net book value of the goodwill in its balance sheet at 1 January 2004 as the deemed value of goodwill for transition to IFRS. Under UK GAAP, amortisation of £1,249,000 was charged in respect of subsidiaries in the year to 31 December 2004. Further goodwill amortisation was charged in respect of joint venture and associated company goodwill amounting to £256,000 for the twelve months. Upon transition to IFRS, these charges have been reversed.

Impairment adjustment

Furthermore, IAS 36 specifically prohibits the reinstatement of any previously impaired goodwill and therefore the adjustment made under UK GAAP at 31 December 2004 in respect of its associated company of £1,900,000 has been reversed.

(e) Operating lease incentives

Under UK GAAP incentives received or given in respect of operating leases, eg: reverse premiums or rent free periods, are required to be amortised over the period from inception of the lease to the first break point or rent review. However, under IFRS these incentives are required to be amortised over the entire length of the lease. As a result, a credit of £80,000 has been booked in the year to 31 December 2004 respectively. A prior period adjustment of £802,000 was charged against reserves.

(f) Dividends

Under IAS 10: Events after the balance sheet date, dividends declared after the balance sheet date should not be classified as a liability at the balance sheet date as the proposed dividend does not represent a present obligation under IAS 37: Provisions, contingent liabilities and contingent assets. Under UK GAAP proposed dividends of £15,517,000 and £7,625,000 were accrued in the balance sheets as at 1 January 2004 and 31 December 2004 respectively. These entries have all been reversed.

(g) Deferred taxation

Deferred taxation adjustments have been made in respect of operating lease incentives, pension costs, share options and amortisation of the estate agency pipeline. The deferred tax assets and liabilities have also been restated to eliminate any netting off of assets and liabilities to the extent that any offsetting of liabilities is not permitted.

(h) Life Business – Discontinued

The group has taken advantage of the exemption contained within IFRS 1, from the need to restate the comparative information in respect IFRS 4, IAS 32 and IAS 39 in respect of this business. Furthermore, it is impractical to provide any information in relation to the nature of any other adjustments that would have been made.

(i) Joint ventures and associates

Under UK GAAP, the group reported its share of the profit or loss before tax of its joint venture and associated companies in the group's profit before tax and its share of any tax charge was included in the group's taxation charge. Under IFRS, the group is required to include in its profit before tax its share of the results attributable to equity shareholders, i.e: after tax and minority shareholdings. Consequently, for the year to December 2004 the results of the joint venture have been reduced by £224,000 and a corresponding adjustment has been made to the group's tax charge. There was no impact on the balance sheet values.

The results of the joint venture, Rightmove plc, have been restated based on the audited financial statements prepared under IFRS. Since these financial statements were not available until February 2006, the IFRS results disclosed in the Interim Statement did not reflect the reversal of goodwill amortisation of £146,000 for the year to 31 December 2004.

(j) Reclassification of assets and liabilities

On transition to IFRS the group has reclassified its computer software as an intangible asset. This has had the effect of transferring £8,367,000 and £9,986,000 from property, plant and equipment at 1 January 2004 and 31 December 2004 respectively.

At the same time the group has taken the opportunity to reclassify certain provisions which had previously been disclosed within accruals and these have been transferred to provisions. At 1 January 2004 and 31 December 2004 £2,185,000 and £2,485,000 have been reclassified. There was no impact on profit or loss in the period.

(k) Reassessment of fair values on acquisition

As permitted by IFRS3: Business Combinations, the fair values of an acquired business can be restated within 12 months of the acquisition. Following the acquisition of the businesses from Bradford and Bingley Group in 2004, an independent valuation of the dilapidations liable under the property leases was conducted. This resulted in an increase in the value of the provision which was offset to a large extent by a reduction of the consideration. At 31 December 2004 the balance sheet was restated as indicated.

(l) Cash flow statement

The only changes to the cash flow statement are presentational. The key ones include:

- Presenting a statement showing movements in cash and cash equivalents, rather than just cash.
- Classifying tax cash flows as relating to operating activities.
- Classifying dividends from joint ventures and associates as relating to investing activities.
- Classifying equity dividends as relating to financial activities.

34. Post balance sheet events

On 30 January 2006, the group sold half its 50% holding in its associated company, TMG Holdings Limited (TMG), to Halifax Estate Agencies Limited (HEAL) for £3.2 million realising a profit on disposal of £2.7 million. At the same time, the group entered into a joint venture agreement with the other shareholders: Connells Limited, Rightmove plc and HEAL.

On 22 February 2006, Rightmove plc issued a Price Range Prospectus in which it stated that Countrywide Estate Agents (CEA), a wholly owned subsidiary of the group, together with the other founding shareholders, would be selling some of the shares it holds. It also stated that Rightmove plc would be seeking Admission to the Official List and trading on the London Stock Exchange. On 10 March 2006, it was announced that the offer price was 335 pence. CEA will be selling 5.3 million shares realizing a profit of £16.5 million. Following Admission the group will own 28.5 million shares which at the offer price will be worth £95.5 million.

35. Contingent liability

In 2002, the group received £25 million in consideration of the Financial Services Division providing to Friends Provident Life and Pension Limited (FPLAP) the exclusive right to distribute only FPLAP products. Recognition of the receipt is deferred over the 15 year period of this agreement. HM Revenue & Customs (HMRC) are disputing the tax treatment of this receipt. The directors believe that the receipt has been treated correctly for tax purposes. However, in the event of HMRC succeeding in their challenge, further tax would be payable. At 31 December 2005 this would have amounted to £1.6 million and will increase by £487,500 each year over the remaining life of the agreement.

Section 2

Historical financial information on the Countrywide Group for the year ended 31 December 2004 and the year ended 31 December 2003 prepared in accordance with UK GAAP

Group Profit and Loss Account
For the year ended 31 December

	Note	2004 £000	2003 £000
Turnover			
Existing operations		445,776	454,979
Acquisitions		28,748	—
Total continuing operations		474,524	454,979
Discontinued business		59,350	146,584
		533,874	601,563
Share of joint venture turnover	13(b)	2,681	1,433
		536,555	602,996
Group operating profit			
Existing operations		57,690	80,390
Acquisitions		(7,604)	—
Total continuing operations		50,086	80,390
Discontinued business		2,377	(1,603)
	3	52,463	78,787
Share of operating profit/(loss) in – joint ventures	13(b)	600	160
– associates	13(c)	1,357	(2,735)
		1,957	(2,575)
Total operating profit; group and share of joint venture and associates		54,420	76,212
Loss on disposal/amounts written off investment property		(1,909)	(2,750)
Costs of group restructuring		(9,424)	—
Net interest (payable)/receivable and other similar charges	8	(436)	760
Profit on ordinary activities before tax		42,651	74,222
Tax on profit on ordinary activities	9	(14,543)	(25,166)
Profit for the financial year	10	28,108	49,056
Dividends	11	(15,636)	(22,478)
Retained profit for the year	22	12,472	26,578
Earnings per share	12	16.84p	28.80p
Adjusted earnings per share	12	24.49p	29.50p
Diluted earnings per share	12	16.75p	28.68p
Dividend per share	11	9.00p	13.80p

The comparative figures for earnings per share and dividend per share have been adjusted to reflect the share consolidation in May 2004.

There is no material difference between the profit for the financial year and the result on an historic cost basis.

Group Segmental Analysis

		Note	Turnover 2004 £000	Turnover 2003 £000	Operating profit 2004 £000	Operating profit restated 2003 £000	Net assets/(liabilities) (excluding intra-group funding) 2004 £000	Net assets/(liabilities) (excluding intra-group funding) restated 2003 £000
Business Segments								
Estate Agency	– existing operations		263,371	253,585	33,145	34,474	27,556	33,585
	– acquisitions		19,398	—	(6,933)	—	21,639	—
Estate Agency	– continuing operations		282,769	253,585	26,212	34,474	49,195	33,585
Financial Services	– existing operations		62,076	72,911	8,504	21,894	(28,701)	(31,213)
	– acquisitions		1,890	—	(145)	—	1,345	—
Financial Services	– continuing operations		63,966	72,911	8,359	21,894	(27,356)	(31,213)
Surveying & Valuation	– existing operations		99,276	108,040	27,198	31,866	4,905	(1,845)
	– acquisitions		7,460	—	(526)	—	15,277	—
Surveying & Valuation	– continuing operations		106,736	108,040	26,672	31,866	20,182	(1,845)
Conveyancing			20,914	20,167	(3,012)	(2,378)	7,226	7,939
Central Costs			139	276	(8,145)	(5,466)	(61,535)	44,238
Estate agency and property services operations			474,524	454,979	50,086	80,390	(12,288)	52,704
Life Business – discontinued		35(a + b)	59,350	146,584	2,377	(1,603)	—	87,454
Total group			533,874	601,563	52,463	78,787	(12,288)	140,158

The loss on disposal of investment property and the costs of group restructuring all relate to Central Cost activities. These are not included in the table above.

All activities take place within the UK, with the exception of a small amount of Estate Agency business in Spain (Turnover 2004: £2.6m, 2003: £1.7m).

The comparative operating profit for the Estate Agency and Conveyancing divisions have been restated on a comparable basis to that used for 2004 results.

Group Statement of Total Recognised Gains and Losses
For the year ended 31 December

	2004 £000	2003 £000
Profit for the financial year	28,108	49,056
Gain on foreign exchange	217	—
Total recognised gains and losses for the financial year	28,325	49,056

Group Balance Sheet
as at 31 December

	Note	2004 £000	2004 £000	Restated 2003 £000	Restated 2003 £000
Fixed assets					
Intangible assets: Goodwill	14		34,848		16,745
Tangible fixed assets	15		40,728		36,652
Other investments	16		1,217		60,508
Investments in joint ventures					
Goodwill	14	359		—	
Share of gross assets		2,126		1,328	
Share of gross liabilities		(529)		(165)	
	13(b)		1,956		1,163
Investments in associates					
Goodwill	14	3,481		1,834	
Share of net assets	13(c)	622		914	
			4,103		2,748
Total investments			7,276		64,419
Total fixed assets			82,852		117,816
Policyholders assets to cover linked liabilities	35(g)		—		472,413
Policyholder other investments	35(i)		—		234,133
Policyholder net current assets			—		11,603
Deferred acquisition costs	35(f)		—		16,134
Current assets					
Deferred tax	9(c)	1,291		—	
Debtors	17	77,842		63,977	
Cash at bank		21,398		65,036	
		100,531		129,013	
Current liabilities					
Creditors: amounts falling due within one year	18	(87,549)		(113,431)	
Net current assets			12,982		15,582
Total assets less current liabilities			95,834		867,681
Creditors: amounts falling due after more than one year	19	(93,896)		(7,270)	
Policyholder technical provisions for linked liabilities	35(k)	—		(471,626)	
Policyholder long-term business provision	35(k)	—		(234,188)	
Provisions for liabilities and charges	20	(14,226)		(14,439)	
			(108,122)		(727,523)
Net (liabilities)/assets			(12,288)		140,158
Capital and reserves					
Called up share capital	21		8,515		16,455
Share premium account	22		1,711		26,493
Capital redemption reserve	22		50		3,256
Merger reserve	22		(433,829)		—
Other reserves	22		1,109		670
Profit and loss account	22		410,156		93,284
Equity shareholders' (deficit)/funds			(12,288)		140,158

Group Cash Flow Statement
for the year ended 31 December

	Note	2004 £000	2004 £000	2003 £000	2003 £000
Cash inflow from operating activities	27		74,015		85,226
Returns of investment and servicing of finance					
Interest received		2,180		807	
Interest paid		(2,479)		(181)	
Net cash (outflow)/inflow from returns of investments and servicing of finance			(299)		626
Taxation			(22,020)		(24,828)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		(14,585)		(13,783)	
Proceeds from sale of fixed assets & property investment		22,730		1,339	
Purchase of non-Life investments		(11)		(4,024)	
Net cash inflow/(outflow) for capital expenditure and financial investment			8,134		(16,468)
Acquisitions	30		(48,479)		(563)
Transferred out on demerger	35		(1,043)		—
Group restructuring			(10,550)		—
Equity dividends paid			(23,528)		(20,259)
Cash (outflow)/inflow before financing and net portfolio investment			(23,770)		23,734
Financing					
Issue of shares		12,749		2,027	
Proceeds from sale of own shares		1,742		—	
Return of capital		(85,004)		—	
Advance of term loans		75,000		1,100	
Repayment of term loans		(15,600)		—	
Cash transferred into Insurance cell	29	—		(1,200)	
Net cash (outflow)/inflow from financing			(11,113)		1,927
Net portfolio – Life Business shareholder investments	28		(8,337)		5,151
(Decrease)/increase in cash in the year	29		(43,220)		30,812

Notes to the Accounts

1. Accounting policies

The following principal accounting policies have been applied consistently, except for the presentation of ESOP shares referred to in note 2, throughout the year and preceding year in dealing with items which are considered material in relation to the group's financial statements.

(a) Basis of preparation

The consolidated accounts of the group have been prepared under the historical cost convention, modified by the revaluation of certain freehold properties and in accordance with applicable accounting standards. The group financial statements are prepared in accordance with Schedule 4 to the Companies Act 1985.

The group has adopted the Statement of Recommended Practice in Accounting for Insurance Business and has consolidated the Life Assurance business on the Modified Statutory Solvency Basis.

The consolidated financial statements include the financial statements of the company and its subsidiary undertakings made up to 31 December 2004 (unless otherwise stated). The acquisition method of accounting had been adopted, unless otherwise stated. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Merger accounting has been adopted to reflect the Scheme of Arrangement under which the company issued shares to former shareholders of Countrywide Assured Group plc and became the only shareholders in that Company. Under this method Countrywide plc is treated as if it had always been the holding company for the group. The demerger of the Life Business of Countrywide Assured Group plc has been treated as a transaction with shareholders and is reflected as a movement in the reserves of the Company and group.

An associate is an undertaking in which the group has a long term interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. The group's share of the profits less losses of associate is included in the consolidated profit and loss account and its interest in their net assets, (other than goodwill), is included investments in the consolidated balance sheet.

A joint venture is an undertaking in which the group has a long-term interest and over which it exercises joint control. The group's share of the profits less losses of joint ventures is included in the consolidated profit and loss account and its in their net assets, (other than goodwill), is included in investments in the consolidated balance sheet.

The financial statements of the group and the company have been prepared under the historical cost convention and in accordance with applicable accounting standards. After making reasonable enquiries, the directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. For this reason the financial statements have been prepared on a going concern basis.

(b) Turnover

Turnover, which arises mainly in the United Kingdom, comprises commission, fees receivable and Life Assurance premium income.

Commission earned on sales of residential and commercial property is accounted for on the exchange of contracts for such sales. Survey, valuation and conveyancing fees are accounted for on completion of the service being provided. Commission earned on sales of insurance policies and related products is accounted for when the policies go on risk.

Premiums are accounted for on a receivable basis or, in the case of unit-linked business, when the liability is recognised. Premiums are stated gross of commissions, taxes and premium levies. Re-insurance premiums are charged when they become payable.

(c) Fixed assets

Fixed assets are stated at cost or valuation less accumulated depreciation.

(i) Tangible assets

Tangible assets are depreciated, on a straight line basis, to their estimated residual value as follows:

Freehold buildings	– 50 years;
Leasehold properties and improvements	– over the period of the lease;
Office furniture and equipment	– three to five years;
Motor vehicles	– four to five years.

(ii) Finance leases and hire purchase contracts

Where assets are financed by leasing or hire purchase arrangements that give rights approximating to ownership finance leases the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as a lease obligation. Such assets are depreciated on the same basis and over the same estimated lives as other comparable assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged against profit as incurred.

(iii) Vacant leasehold properties

Provision is made for the best estimate of the present value of unavoidable lease payments on vacant leasehold properties, net of any income receivable.

(d) Pensions

The expected cost of pensions in respect of the group's defined benefit pension schemes is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the schemes. In accordance with Statement of Standard Accounting Practice No.24 (Accounting for pension costs) variations from the regular cost are spread over the expected remaining service lives of current employees in the schemes. The pension cost is assessed in accordance with the advice of qualified actuaries. In respect of defined contribution schemes, contributions are charged to the profit and loss account in the year in which they became payable.

(e) Long term business liabilities

For certain classes of business where policyholders participate in surpluses, the net premium calculation method has been used to calculate the Long Term Business Provision. The net premium is calculated such that it would be sufficient at the outset of the policy to provide only the discounted value of the original guaranteed death and maturity benefits. The provision is then calculated by subtracting the present value of the future net premiums from the present value of future benefits (including attaching bonuses). This method makes implicit allowance for both future expenses of maintaining the policy and sharing in future profits.

(f) Investments

All investments, including those classified as assets held to cover linked liabilities, but excluding investments in subsidiaries and associates, are stated at their current value. Listed investments are valued on the basis of the market convention where they are primarily traded, which is either last traded or middle market price. Investments in subsidiaries are carried at cost less any impairment.

Investment properties are valued on an open market basis. Changes in market value are taken to the revaluation reserve unless a deficit (or its reversal) occurs on an individual property, whereby it is charged (or credited) to the profit and loss account. Valuations are undertaken by professional valuers at intervals of not more than three years. In the intervening years values are reviewed by the directors and adjustments made to the financial statements as appropriate. This treatment may be a departure from the requirements of the Companies Act 1985, concerning the depreciation of

fixed assets. However, the directors consider this accounting policy is necessary for the financial statements to show a true and fair view, as the application of depreciation would be inappropriate.

Shares in the Company held by the Country Assured Group Employee Benefit Trust are shown at cost. They are included as a negative balance on the profit and loss account within shareholders' funds. The cost of acquiring the shares is charged to the profit and loss account over the period in which the benefits vest.

(g) Operating leases

Leasing payments in respect of operating leases are charged against profit as incurred, other than relating to vacant leasehold properties as described in paragraph (c) (iii) above.

(h) Goodwill

Prior to 1 January 1998, when FRS 10: Goodwill and Intangible Assets was adopted, purchased goodwill arising on the consolidation of acquisitions (representing the excess of the fair value of the consideration and associated costs given over the fair value of the separable net assets acquired) was written off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill arising on consolidation in respect of acquisitions since 1 January 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life of no more than 20 years. Any impairment charge is included within operating profits.

On the subsequent disposal or termination of a business acquired since 1 January 1998, the profit and loss on disposal or termination is calculated after charging (crediting) the unamortised amount of any related goodwill (negative goodwill).

(i) Tax

The charge for tax is based on the profit and loss account for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax assets and liabilities are recognised in accordance with FRS 19: Deferred Taxation. The group has chosen not to discount the deferred tax asset or liability, to reflect the time value of money, as permitted by FRS 19. Deferred tax is recognised in respect of all timing differences that have originated but not reversed by the balance sheet date except where FRS 19 requires different treatment. Deferred tax assets arising from unrelieved tax losses are only recognised to the extent that they will be relieved in the foreseeable future.

(j) Capitalisation of internal software development costs

Internal costs that are incurred during the development of significant and separately identifiable computer software for use in the business are capitalised where the software is integral to the generation of future economic benefits. Internal costs that are capitalised are limited to incremental costs specific to the project. The software is depreciated once it is ready for use in the business.

(k) Distribution agreement with Friends Provident Life and Pensions Limited (FPLAP)

The initial payment of £25 million received in 2002 under the distribution agreement with FPLAP (as consideration for the Financial Services Division to sell only FPLAP products) has been deferred and will be recognised over the 15 year life of the agreement, except to the extent that costs have been incurred in reaching that agreement, or as a direct result of entering into that agreement. Income has been recognised immediately to offset the impact of such costs and is reflected in note 35 (e).

2. Prior year adjustment

In accordance with the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 and UITF Abstract 38 "Accounting for ESOP Trusts", the group's investment in its own shares via its Employee Share Ownership Plan Trust has been reclassified to shareholders' funds.

This change of accounting policy has been reflected as a prior year adjustment (PYA). There is no impact on the profit and loss account (2003:nil). The impact on shareholders' funds is a reduction of £839,000 (2003: £2,581,000).

3. Operating profit

		Continuing operations			
	Note	£000	Acquisitions £000	2004 £000	2003 £000
Turnover		445,776	28,748	474,524	454,979
Staff costs	4	(250,689)	(19,495)	(270,184)	(240,306)
Other operating costs	6	(146,790)	(16,939)	(163,729)	(141,922)
Profit/(loss) before interest and other income		48,297	(7,686)	40,611	72,751
Other operating income	7	9,393	82	9,475	7,639
Operating profit/(loss): Estate agency and property services group		57,690	(7,604)	50,086	80,390
Operating profit: Life Business – discontinued	35(a)			2,377	(1,603)
Group operating profit				52,463	78,787

4. Staff costs – estate agency and property services

	2004 £000	2003 £000
Salaries	238,022	213,173
Social security	26,174	22,596
Pension costs	5,988	4,537
	270,184	240,306

5. Employees

The average number of persons employed by the group during the year was:

	2004 Number	2003 Number
Estate agency	6,072	5,408
Financial services	1,377	1,288
Surveying & valuation	1,428	1,233
Conveyancing	544	502
Head office	71	66
Total staff – continuing operations	9,492	8,497
Life Business – discontinued business	108	300
	9,600	8,797

The costs of staff included within the Life Business above were accounted for within the technical account for long-term business – see note 35.

6. Other operating costs – estate agency and property services

	2004 £000	2003 £000
Group other operating costs include the following:		
Depreciation of tangible assets	9,781	8,383
Amortisation and impairment of goodwill in subsidiary companies	1,249	2,097
Auditors' remuneration – group	332	343
Auditors' remuneration – services relating to the demerger:		
– audit related services	219	—
– tax services	351	—
– other reporting and regulatory services	1,392	—
Auditors' remuneration – other tax services	12	18
Operating lease rentals – land & buildings	24,733	19,556
Operating lease rentals – other	16,256	15,025

In addition to the Auditors' remuneration that has been charged to the profit and loss account, a further £500,000 was paid for debt advisory fees. These fees have been capitalised and are being amortised to the profit and loss account over the period of the loan facility.

7. Other operating income

	2004 £000	2003 £000
Rent receivable	1,554	2,027
Other operating income	7,921	5,612
	9,475	7,639

8. Net interest (payable)/receivable and other similar charges

	2004 £000	2003 £000
Interest received on cash and other funds	2,219	916
Interest paid on bank and other borrowings	(2,655)	(156)
	(436)	760

9. Taxation

(a) Taxation on profit on ordinary activities

	Technical Account		Non-technical Account	
	2004 £000	2003 £000	2004 £000	2003 £000
Corporation tax at 30% (2003: 30%)				
– Current tax for the year	2,392	36	12,452	25,497
– Adjustment in respect of prior years current tax	(91)	125	(207)	109
– Share of prior year associated company consortium relief	—	—	224	—
– Deferred tax charge relating to prior years	—	4,200	—	—
– Deferred tax (released)/charged in the year	(1,404)	(5,143)	1,177	342
	897	(782)	13,646	25,948
			897	(782)
			14,543	25,166

(b) Reconciliation of actual tax charge to UK corporate tax rate

	Technical Account		Non-technical Account	
	2004 £000	2003 £000	2004 £000	2003 £000
Profit on ordinary activities before tax	2,967	(11,784)	39,684	86,006
Tax at UK rate of 30% (2003:30%) on profit on ordinary activities	890	(3,535)	11,905	25,802
Effects of:				
Tax relief share options exercised	—	—	(2,279)	(457)
Share of tax losses from associated companies and joint ventures not surrendered by consortium relief	—	—	(94)	48
Capital allowances in excess of depreciation	—	—	(264)	(196)
Permanent depreciation and amortisation of goodwill	—	—	62	1,291
Loss on disposal/write down of investment property	—	—	565	825
Group restructuring costs disallowed tax	—	—	2,268	—
Other permanent differences	—	—	(376)	861
Utilisation of unprovided capital losses	—	—	(487)	(618)
UK tax bases of insurance profits	1,502	3,571	—	—
Adjustment in respect of losses arising from Friends Provident reinsurance treaty	—	—	336	(2,927)
Overseas trading losses not relieved	—	—	816	868
Reported current tax charge	2,392	36	12,452	25,497

(c) Deferred taxation

The components of the net deferred tax (assets)/liability are as follows:

The balances have not been discounted.

	Technical Account		Non-technical Account	
	2004 £000	2003 £000	2004 £000	2003 £000
(Asset recognised)/liability provided				
Capital allowances	—	—	(1,165)	(1,466)
Short term timing differences	—	—	(126)	453
Deferred acquisition costs	—	4,840	—	—
Actuarial reserves	—	(88)	—	—
Other	—	—	—	—
	—	4,752	(1,291)	(1,013)
			—	4,752
			(1,291)	3,739

A potential tax asset of £32,221,000 (31 December 2003: £31,173,000) relating to realised losses has not been recognised (in line with FRS 19's recognition of deferred tax assets only to the extent that they will be relieved in the foreseeable future).

(d) Reconciliation in movements in deferred tax

	2004 £000	2003 £000
Deferred tax liability at beginning of year	3,739	4,340
Transferred on demerger	(3,285)	—
Deferred tax charged in profit and loss account for the year	(227)	(4,801)
Deferred tax charge in the profit and loss account relating to prior years	—	4,200
Deferred tax charge in the profit and loss account relating to acquisitions	(1,518)	—
Deferred tax (asset)/liability at end of year	(1,291)	3,739

(e) Factors that may affect future tax charges

The group anticipates that the effective tax rate will not alter materially in future years.

10. Company profit for the financial period after tax

The company has not presented its own profit and loss account as permitted by section 230 of the Companies Act 1985. The profit for the period includes a profit before dividends payable of £23,054,000.

11. Dividends

	2004 £000	2003 £000
Under provision for 2003 final dividend	449	—
Interim dividend paid 4.50p per share (2003:4.30p)	7,562	6,961
Final dividend proposed 4.50p per share (2003: 9.50p)	7,625	15,517
Total dividend 9.00p per share (2003: 13.80p)	15,636	22,478

The comparative pence per share have been adjusted to reflect the share consolidation.

The underprovision of the 2003 final dividend arose due to the large number of share options exercised in the period between the approval of the financial statements and the ex-dividend date.

SG Hambros Trust Company (Jersey) Limited, the Trustee of the Countrywide Assured Group Employee Benefit Trust has agreed to partially waive its right to a dividend and instead received a dividend of 0.000001p per share.

12. Earnings per share

The earnings per share based upon the profit for the year after tax of £28,108,000 (2003: £49,056,000) is calculated using the weighted average number of 166,911,198 ordinary shares of 5p each in issue during the year (2003: restated 170,302,514). Shares held by the Employee Benefit Trust are excluded from the calculation. The comparative figures have been restated to reflect the share consolidation.

Diluted earnings per share

The diluted weighted average number of shares was 167,823,042 (2003: restated 171,015,370), the difference, compared to the basic earnings per share calculation representing the equivalent number of shares that would be issued for no consideration if all outstanding dilutive share options were exercised.

Adjusted earnings per share

The adjusted earnings per share has been presented to show the underlying earnings of the group excluding the Life Business that was demerged, the costs of the demerger process and one-off items arising from acquisitions.

	2004 £000	2003 £000
Basic earnings	28,108	49,056
Life Business (profit)/loss after tax	(1,422)	1,181
Group restructuring costs after tax	8,864	—
Losses after tax arising in acquired businesses	5,323	—
Adjusted earnings	40,873	50,237

13. Investments

The Company owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings, all of which are incorporated in Great Britain and whose operations are conducted in the United Kingdom, except as noted below.

(a) Principal subsidiary undertakings of the group

Balanus Limited (formerly Countrywide Assured Group plc) – directly held

Estate Agency

Countrywide Estate Agents (Incorporated with Unlimited Liability) trading as: Abbotts, Austin & Wyatt, Bairstow Eves, Beresford Adams, Bridgfords, Carson and Company, Constables, Countrywide North, Daniel Henry, Dixons, Faron Sutaria, Freeman Forman, Fulfords, H2O Homes Overseas Countrywide, Hetheringtons, John D Wood & Co, King & Chasemore, Mann & Co., Miller, Palmer Snell, Chappell and Mathews, PKL, R A Bennett, Spencers, Taylors, Watson Bull & Porter, Entwistle Green, Frank Innes, Gascoigne Pees, Morris Dibben, Slater Hogg Howison, Stratten Creber, Sykes Waterhouse, Countrywide Residential Lettings, Countrywide Property Management, Countrywide Property Auctions, CAG Overseas Investments Limited, and Countrywide Franchising Limited.

Financial Services

Countrywide Estate Agents F S Limited
Countrywide Principal Services Limited
Countrywide Mortgage Services plc
Countrywide Mortgage Advisors Limited
Countrywide Leasing Limited

Surveying and Valuation

Countrywide Surveyors Limited, Harvey Donaldson Gibson Limited
Securemove Property Services Limited – directly held

Conveyancing

Countrywide Property Lawyers Limited,
Remortgage Conveyancing Matters Limited

A full list of the group companies will be included in the company's annual returns.

(b) Joint Venture

rightmove.co.uk Limited (30% holding of ordinary share capital)

The 30% stake in rightmove.co.uk Limited is being treated as a joint venture because decisions on financial and operating policy essential to the activities and financial position of the venture require each joint venturer's consent. During the year, the stake was increased from 29% to 30%.

For the year to 31 December 2004, the following share of rightmove.co.uk results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	2,681	1,433
Profit before tax	600	160
Net assets	1,597	1,163

(c) Associated companies

Netsquared Limited (30% holding of ordinary share capital)

For the year to 31 December 2004, the following share of Netsquared Limited's results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	201	210
Loss before tax	(62)	(98)
Net assets	116	118

Included in the loss before tax there is £60,000 (2003: £60,000) goodwill amortised for Netsquared Limited. TMG Holdings (46.77 % holding of ordinary share capital)

For the year to 31 December 2004, the following share of TMG Holdings' results and assets have been incorporated within the group accounts.

	2004 £000	2003 £000
Turnover	9,038	6,170
Profit/(loss) before tax	1,419	(2,637)
Net assets	506	796

Included in the profit/(loss) before tax there is £196,000 (2003: £456,000) of goodwill amortised for TMG Holdings and a write back of the goodwill impairment charge made in 2003 of £1,900,000.

14. Goodwill

	Goodwill in subsidiaries £000	Goodwill in associates £000	Goodwill in joint venture £000	Total goodwill £000
Cost				
At 1 January 2004	21,801	7,398	—	29,199
Additions	19,352	—	362	19,714
Disposals	(467)	—	—	(467)
At 31 December 2004	40,686	7,398	362	48,446
Provisions for amortisation and impairment				
At 1 January 2004	5,056	5,564	—	10,620
Amortisation charges in year	1,249	253	3	1,505
Disposals	(467)	—	—	(467)
Write back of impairment charge	—	(1,900)	—	(1,900)
At 31 December 2004	5,838	3,917	3	9,758
Net book value				
As at 31 December 2004	34,848	3,481	359	38,688
As at 31 December 2003	16,745	1,834	—	18,579

Goodwill arising is being amortised over 10 to 20 years. An impairment review is undertaken in the first full year after acquisition as required by FRS 11, which may result in a subsequent write off of goodwill and a change in the period of amortisation in respect of some acquired businesses.

The impairment review is conducted by reference to the forecast cash flows of the business for the first five years post-acquisition. Cash flows are normally discounted at 15%. Cumulative goodwill written off to reserves prior to the adoption of FRS 10: Goodwill, since the merger of Bairstow Eves plc and Mann & Co. plc is £47,454,000 (2003: £47,821,000, restated by £4,513,000).

15. Tangible fixed assets

	Land & Buildings				
	Freehold £000	Short Leasehold £000	Motor Vehicles £000	Furniture and Equipment £000	Total £000
Cost or valuation					
At 1 January 2004	9,050	13,168	3,602	56,545	82,365
Acquired on acquisition	1,447	1,155	1,045	3,591	7,238
Additions	485	1,329	28	12,850	14,692
Disposals	(200)	(819)	(1,047)	(8,053)	(10,119)
Transferred out on demerger	—	(84)	(84)	(7,190)	(7,358)
At 31 December 2004	10,782	14,749	3,544	57,743	86,818
Depreciation					
At 1 January 2004	1,031	9,004	2,344	33,334	45,713
Charge for the year	113	1,164	815	7,864	9,956
Disposals	(39)	(787)	(846)	(1,385)	(3,057)
Transferred out on demerger	—	(119)	(69)	(6,334)	(6,522)
At 31 December 2004	1,105	9,262	2,244	33,479	46,090
Net book value					
At 31 December 2004	9,677	5,487	1,300	24,264	40,728
At 31 December 2003	8,019	4,164	1,258	23,211	36,652

16. Fixed asset investments

	UK Listed Securities £000	UK Gov't Securities £000	Certificates of Deposit £000	Property & Other Investments £000	Total restated £000
At 1 January 2004	5,168	7,559	22,166	25,615	60,508
Additions	36	1,228	44,193	382	45,839
Disposals	(1,070)	(550)	(35,500)	(24,245)	(61,365)
Transferred out on demerger	(4,061)	(8,061)	(30,820)	(532)	(43,474)
Unrealised losses	(73)	(176)	(39)	(3)	(291)
At 31 December 2004	—	—	—	1,217	1,217

The investments in UK Government Securities and Certificate of Deposits are held at market value.

17. Debtors

	2004 £000	2003 £000
Trade debtors	45,215	35,553
Other debtors	12,673	16,994
Taxation recoverable	2	2
Prepayments	19,952	11,428
	77,842	63,977

Included within other debtors are amounts totalling £2,294,000 (2003: £nil) which are due after one year.

18. Creditors: amounts falling due within one year

	2004 £000	2003 £000
Bank overdrafts unsecured	2,297	2,715
Term loan secured	—	15,600
Trade creditors	11,941	10,800
Taxation and social security	19,181	19,536
Accruals and other creditors	40,499	34,435
Corporation tax	4,383	14,275
Dividends payable	7,625	15,517
Deferred income	1,623	553
	87,549	113,431

19. Creditors: amounts falling due after more than one year

	2004 £000	2003 £000
Term loan	75,000	—
Other creditors	3	—
Deferred income	18,893	7,270
	93,896	7,270

The term loan represents amounts drawn down against a £100 million unsecured LIBOR facility.

20. Provisions for liabilities and charges

	Deferred tax £000	Property rents £000	Property repairs £000	Clawback £000	Other £000	Total £000
At 1 January 2004	3,739	2,065	2,760	4,251	1,624	14,439
Utilised	(227)	(504)	(307)	(9,921)	(1,185)	(12,144)
Profit and loss account	—	2,629	202	11,546	759	15,136
Discounting	—	(16)	—	—	—	(16)
Fair value adjustments on acquisitions	(1,518)	—	1,100	—	—	(418)
Transferred out on demerger	(3,285)	(413)	—	—	(364)	(4,062)
At 31 December 2004	(1,291)	3,761	3,755	5,876	834	12,935

Shown as:	
Deferred tax asset	(1,291)
Provisions for liabilities and charges	14,226
At 31 December 2004	12,935

The provision for property rents represents the estimated unavoidable costs of leasehold properties which have become surplus to the group's requirements following the closure or relocation of operations. The provision is based on the present value of rentals and other unavoidable costs payable during the remaining lease period after taking into account rents receivable or expected to be receivable from sub-lessees, typically over a five year period.

Clawback represents the provision required for repayment to meet the estimated cost of repaying indemnity commission income received on life assurance policies that may lapse in the two years following issue.

The provision for property repairs represents estimates of the cost to repair existing dilapidations under leasehold covenants, in accordance with FRS 12: Provisions, contingent liabilities and contingent assets, typically over five years.

Provisions are released when properties are assigned or sub-let.

21. Called up share capital

	Number	£000
Authorised share capital		
Ordinary shares of 5p each	251,000,000	12,550
At 31 December 2004	251,000,000	12,550
Allotted and fully paid ordinary shares of 5p each		
21 May 2004	169,128,340	8,456
Exercise of share options	1,159,175	59
At 31 December 2004	170,287,515	8,515

22. Reconciliation of movements in shareholders' (deficit)/funds

	Share Capital £000	Share Premium £000	Capital Redemption Reserve £000	Other Reserves £000	Merger Reserve £000	Profit & Loss Account £000	2004 Total Share-holders' Funds £000	2003 Total Share-holders' Funds £000
At 1 January as reported	16,455	26,493	3,256	670	—	95,865	142,739	114,154
PYA – Employee Trust shares (Note 2)	—	—	—	—	—	(2,581)	(2,581)	(2,632)
At 1 January – as restated	16,455	26,493	3,256	670	—	93,284	140,158	111,522
Exercise of share options	458	10,521	—	—	—	—	10,979	—
Capital and reserves prior to restructuring	16,913	37,014	3,256	670	—	93,284	151,137	111,522
Issue of preference shares	50	—	—	—	—	—	50	—
Issue of share capital under a scheme of arrangement	388,995	(37,014)	(3,256)	—	(433,729)	—	(85,004)	—
Reduction of capital	(397,452)	—	—	—	—	397,452	—	—
Redemption of preference shares	(50)	—	50	—	—	(50)	(50)	—
Demerger of Chesnara	—	—	—	466	—	(94,961)	(94,495)	—
Share issue costs	—	—	—	—	(100)	—	(100)	—
Retained profit for the year	—	—	—	—	—	12,472	12,472	26,578
Exercise of share options	59	1,711	—	—	—	—	1,770	2,006
Gain on foreign exchange	—	—	—	—	—	217	217	—
Goodwill adjustment	—	—	—	(27)	—	—	(27)	—
Movement in own shares	—	—	—	—	—	1,742	1,742	52
At 31 December	8,515	1,711	50	1,109	(433,829)	410,156	(12,288)	140,158

The shares in the Company are held by the Countrywide Assured Group Employee Benefit Trust. At 31 December 2004 the Trust held 844,840 ordinary shares of 5p each in the Company (2003: 2,413,559 ordinary shares of Countrywide Assured Group plc). The cost of acquiring the shares for the Executive Deferred Incentive Scheme is charged to the profit and loss accounts of the group companies which employ the participants over the five year period in which the shares are held by the Trust. The market value at 31 December 2004 was £2,745,731 (2003: £3,388,771).

23. Share option schemes

On 18 May 2004 the number of outstanding share options to subscribe for Countrywide Assured Group plc ordinary shares was 15,670,157, including 1,758,771 for shares held by the Trustee of the Employee Benefit Trust. On that day, 4,654,705 options were exercised and 3,395,771 options lapsed. The balance of 7,583,154 were exchanged for 3,094,603 options to subscribe for ordinary shares in Countrywide plc, including 730,097 for shares held by the Trustee of the Employee Benefit Trust.

(i) Executive Share Option Scheme (1995)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the Share Option Scheme (1995) were:

No. of Shares		Subscription Price	Exercisable up to
(a)	2,500	145p	April 2007
(b)	10,850	121p	September 2007
(c)	58,375	200p	May 2009
(d)	5,000	198p	May 2012

(ii) Executive Share Option Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the Executive Share Option Scheme (1996) were:

No. of Shares		Subscription Price	Exercisable up to
(a)	122,500	158p	March 2006
(b)	48,750	200p	May 2009
(c)	113,500	109p	April 2011
(d)	720,000	198p	April 2012

At the Annual General Meeting of Countrywide Assured Group plc held on 5 May 1999 the option period of the Executive Share Option Scheme (1996) was extended from seven to ten years.

Options issued under the Executive Share Option Schemes (1995) and (1996) may be exercised between three and ten years after the date of grant only if performance criteria are satisfied. The Replacement Options under (d) of the above schemes granted on 15 April 2002 are subject to the performance target originally set by the Remuneration Committee of Countrywide Assured Group plc.

This requires that the average earnings per share of the group for the three years prior to the date on which exercise takes place (the 'Performance Period') has improved compared to the three year period ending one year earlier than Performance Period. For these purposes, a three year Performance Period will run to the group's reporting date of 31 December or 30 June, whichever is closest to the exercise date. If the group is loss making at the time of exercise, exercise will still be permitted, but only if the average loss per share in the Performance Period is less than the average loss per share in the previous three year period. The performance target will be adjusted by the Remuneration Committee of Countrywide plc to take account of the Proposals.

The Replacement Options under a) to c) will not be subject to any further performance target where targets for these existing options were already met before the demerger.

(iii) SAYE Scheme (1996)

Options to subscribe for ordinary shares of 5p each outstanding at 31 December 2004 under the SAYE Scheme (1996) were:

No. of Shares	New Subscription Price	Exercisable up to
97,075	44.8p	May 2006
707,647	122.4p	May 2008

(iv) Executive Deferred Incentive Scheme (1996)

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2004 under the Executive Deferred Incentive Scheme (1996) were:

No. of Shares	New Option Price	Exercisable up to
5,651[(a)]	0p	May 2006
537,500	198p	April 2009

(a) Further rights will be added to each individual's entitlement as such time as each individual exercises options granted to him on 18 March 1999 under Countrywide Assured Group plc's Executive Share Options Scheme (1996). These additional rights will be calculated by reference to the improvement in the market value of the Company's ordinary shares of 5p each at the date of exercise. These rights are exercisable from 12 May 2004 to 12 May 2006.

(v) Executive Share Bonus Scheme

Rights to purchase ordinary shares of 5p each held by the Trustee of the Employee Benefit Trust outstanding at 31 December 2004 under the Executive Share Bonus Scheme were:

No. of Shares	New Option Price	Exercisable up to
921	176p	April 2005
21,242	203p	March 2007

The SAYE Schemes have been in place for a number of years and the Company has therefore taken advantage of the exemption offered by UITF 17 (revised) Employee Share Schemes.

24. Capital expenditure commitments

	2004 £000	2003 £000
Authorised and contracted	1,090	5,146

25. Operating lease commitments

At year end the group had the following annual commitments under non-cancellable operating leases:

	2004 £000	2003 £000
Land and buildings with commitments expiring:		
within one year	3,301	2,601
between two and five years inclusive	8,386	6,010
after five years	12,810	9,467
Other operating leases with commitments expiring:		
within one year	5,396	4,066
between two and five years inclusive	8,891	10,930
	38,784	33,074

26. Client monies

At 31 December 2004, client monies held by subsidiaries in approved bank and building society accounts amounted to £65,273,000 (2003: £55,445,000). Neither this amount nor the matching liability to the clients concerned are included in the group balance sheet.

27. Reconciliation of operating profit to net cash flow from operating activities

	Continuing operations £000	Discontinued business £000	2004 £000
Group operating profit	50,086	2,377	52,463
Depreciation and amortisation	11,031	174	11,205
Result on long-term technical account	—	(2,967)	(2,967)
Profit on sale of tangible fixed assets	(422)	(5)	(427)
Unrealised loss on investments	—	288	288
Decrease in debtors	12,455	6,631	19,086
Decrease in creditors	(8,648)	(148)	(8,796)
Increase/(decrease) in provisions	3,534	(371)	3,163
Net cash inflow from operating activities	68,036	5,979	74,015

	Continuing operations £000	Discontinued business £000	2003 £000
Group operating profit/(loss)	80,390	(1,603)	78,787
Depreciation and amortisation	9,913	557	10,470
Result on long-term technical account	—	11,784	11,784
Transfer to the long-term technical account	—	(3,500)	(3,500)
Loss/(profit) on disposal of investments	8	(30)	(22)
Profit on sale of tangible fixed assets	(650)	(25)	(675)
(Increase)/decrease in debtors	(7,043)	2,217	(4,826)
Decrease/(increase) in creditors	8,175	(17,652)	(9,477)
Increase in provisions	1,959	726	2,685
Net cash inflow/(outflow) from operating activities	92,752	(7,526)	85,226

The group cash flow statement only includes cash flows of the Life Business to the extent that cash been transferred and is available to meet obligations of the company or the group as a whole.

28. Analysis of net funds and portfolio investment

	Note	1 January 2004 £000	Net cash flow £000	Acquired on acquisition £000	Changes in market value £000	Transferred out on demerger £000	31 December 2004 £000
Estate agency and property services group:							
Cash at bank		61,256	(39,990)	132	—	—	21,398
Overdrafts		(2,715)	418	—	—	—	(2,297)
		58,541	(39,572)	132	—	—	19,101
Term loans		(15,600)	(59,400)	—	—	—	(75,000)
Estate agency and property services group net funds/(debt)		42,941	(98,972)	132	—	—	(55,899)
Life Business:							
Cash at bank		3,780	(2,737)	—	—	(1,043)	—
Overdrafts		—	—	—	—	—	—
Life Business net funds		3,780	(2,737)	—	—	(1,043)	—
Total group:							
Cash at bank		65,036	(42,727)	132	—	(1,043)	21,398
Overdrafts		(2,715)	418	—	—	—	(2,297)
	29	62,321	(42,309)	132	—	(1,043)	19,101
Term loans	29	(15,600)	(59,400)	—	—	—	(75,000)
Total funds/(debt)		46,721	(101,709)	132	—	(1,043)	(55,899)
Insurance Cell	29	1,200	—	—	—	—	1,200
Life Business portfolio investments:							
UK Listed securities		5,168	(1,034)	—	(73)	(4,061)	—
UK Government securities		7,559	678	—	(176)	(8,061)	—
Certificates of deposit		22,166	8,693	—	(39)	(30,820)	—
Other		532	—	—	—	(532)	—
Total portfolio investments	29	35,425	8,337	—	(288)	(43,474)	—
Total funds/(debt) and portfolio investments	29	83,346	(93,372)	132	(288)	(44,517)	(54,699)

29. Reconciliation of net cash flow to movement in net debt and portfolio investment

	2004 £000	2003 £000
(Decrease)/increase in cash for the year	(43,220)	30,812
Net cash (inflow) from increase in term loans	(59,400)	(1,100)
Cash (inflow)/outflow from increase in insurance cell	—	1,200
Cash (inflow)/outflow from increase/(decrease) in portfolio investments	8,337	(5,151)
Change in net debt and portfolio investments resulting from cash flows	(94,283)	25,761
Transferred out on demerger	(43,474)	—
Changes in market value	(288)	(30)
Net debt and portfolio investment at 1 January	83,346	57,615
Net debt and portfolio investment at 31 December	(54,699)	83,346

30. Acquisition and disposal of subsidiaries, associated undertakings and joint ventures

Assets and liabilities are stated at fair value

	2004 Acquisitions £000	2003 Acquisitions £000
Fixed assets	7,238	—
Investments	—	—
Interest in joint venture/associated undertakings	55	563
Debtors	27,620	—
Cash at bank and in hand	132	—
Creditors due within one year	(6,566)	—
Provisions	(1,100)	—
Deferred tax	1,518	—
Net assets	28,897	563
Goodwill	19,714	—
Total consideration	48,611	563
Effects on group cash flow:		
Cash consideration	48,611	563
Cash balances on acquisition	(132)	—
Net cash outflow	48,479	563

During the year the group disposed of a six branch network in Northern Ireland trading as Daniel Henry. This has resulted in an adjustment to other reserves of £27,000 due to previously charged negative goodwill. The proceeds on disposal were £205,000.

31. Acquisitions

All acquisitions are accounted for using the acquisitions method of accounting. Adjustments have been made to bring the assets into line with *group accounting policies being;*

(i) bringing depreciation rates in to line with group policies,

(ii) adjusting for bad debts in line with group policies

(iii) introducing accruals accounting for commission and purchase ledger invoices,

(iv) implementing FRS12: Provisions, Contingent Liabilities and Assets in relation to dilapidation provisions on leased properties.

Goodwill is being amortised over 20 years.

Estate Agency Division

On 11 August 2004, the group acquired the net assets and trade of Freeman Forman, a 14 branch network of estate agents based in Kent and East Sussex.

Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Tangible fixed assets	264
Current assets	306
Cash at bank and in hand	104
Current liabilities	(409)
Net assets acquired	265
Consideration paid	1,655
Goodwill arising	1,390

On 15 October 2004 the group acquired the net assets and trade of Bradford & Bingley Estate Agents including the lettings and retail financial services operations.

	Book value £000	Fair value adjustment £000	Total £000
Tangible fixed assets	5,840	(485)	5,355
Current assets	19,443	(686)	18,757
Cash at bank and in hand	28	—	28
Current liabilities	(2,284)	(1,998)	(4,282)
Provisions	—	(998)	(998)
Deferred tax	—	1,362	1,362
Net assets acquired	23,027	(2,805)	20,222
Consideration paid			28,693
Goodwill arising			8,471

In the period prior to acquisition the estimated pro forma loss before taxation of the business was £2,300,000. No results have been provided for the nine months trading prior to acquisition in 2004.

Surveying and Valuation Division

On 15 October 2004 Countrywide plc acquired the entire issued ordinary share capital of Securemove Property Services Limited.

	Book value £000	Fair value adjustment £000	Total £000
Tangible fixed assets	1,839	(274)	1,565
Current assets	8,804	(247)	8,557
Current liabilities	(1,875)	—	(1,875)
Provisions	—	(102)	(102)
Deferred tax	—	156	156
Net assets acquired	8,768	(467)	8,301
Consideration paid			17,143
Goodwill arising			8,842

In the period prior to acquisition the results of the business were:

	9 months prior to acquisition 2004 £000	9 months since incorporation 2003 £000
Profit after taxation	2,448	2,367

On 2 July 2004 Countrywide Surveyors Limited acquired the net assets and trade of Harvey Donaldson Gibson, a partnership of surveyors based in Scotland.Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Tangible fixed assets	54
Net assets acquired	54
Consideration paid	703
Goodwill arising	649

Joint Venture

On 5 November 2004, the group acquired a further 1% shareholding in rightmove.co.uk Limited, bringing its total holding to 30%.

Book value at acquisition is equivalent to the fair value of the assets and liabilities acquired.

	£000
Share of intangible assets	3
Share of tangible fixed assets	10
Share of current assets	56
Share of current liabilities	(14)
Net assets acquired	55
Consideration paid	417
Goodwill arising	362

Group

Total consideration paid	48,611
Total goodwill arising	19,714

32. Financial instruments

(a) Liquidity

The maturity of all financial liabilities is shown in the following tables:

	Debt £000	Other financial liabilities £000	2004 Total £000
Financial liabilities maturing:			
in one year or less or on demand	2,297	1,623	3,920
in more than one year but not more than two years	75,000	3,246	78,246
in more than two years but not more than five years	—	4,869	4,869
after five years	—	10,778	10,778
	77,297	20,516	97,813

	Debt £000	Other financial liabilities £000	2003 Total £000
Financial liabilities maturing:			
in one year or less or on demand	18,315	553	18,868
in more than one year but not more than two years	—	676	676
in more than two years but not more than five years	—	2,494	2,494
after five years	—	4,100	4,100
	18,315	7,823	26,138

(b) Undrawn committed borrowing facilities

Undrawn borrowing facilities are available to the group with the maturities as set out in the following table. The conditions precedent to the availability of these facilities are all satisfied at the balance sheet date.

	2004 £000	2003 £000
Expiring in one year or less	25,000	14,400

The revolving credit facility for £100m dated 9 March 2004 is available to the group for 3 years. The facility reduces in March 2005 by £12.5m, a further £12.5m in September 2005 and again in March 2006 by £35m.

(c) Interest rate risk profile of financial liabilities

The following analysis sets out the interest rate risk of the group's financial liabilities. There are no financial liabilities in currencies other than sterling, and no hedges are used.

	2004 £000	2003 £000
Floating rate	77,297	18,315
Non interest bearing	20,516	7,823
	97,813	26,138

The floating rate financial liabilities comprise bank loans and overdrafts bearing interest at rates based on individual bank base rates or LIBOR depending upon which facility is used.

(d) Interest rate risk profile of financial assets

The following analysis sets out the interest rate risk of the group's financial assets. No derivative instruments are held as hedges to manage the currency of such financial assets:

	2004 £000	2003 £000
Floating rate	22,568	65,036
Fixed rate	—	29,728
Non interest bearing	—	7,748
	22,568	102,512
Fixed rate financial asset weighted averages		
Interest rate	—	4.88%
Time for which rate is fixed (years)	—	1.96

The floating rate financial assets comprise bank deposits earning interest at rates based on individual bank base rates or LIBOR depending upon which type of deposit facility is used.

(e) Currency risk

The functional currency of all of the group's operations is sterling.

(f) Fair values

The following table sets out the book values and estimated fair values of the group's financial instruments:

	2004		2003	
	Book value £000	Fair value £000	Book value £000	Fair value £000
Primary financial instruments:				
Investments	1,200	1,200	37,476	38,284
Cash at bank and in hand	21,368	21,368	65,036	65,036
Term loan	(75,000)	(75,000)	(15,600)	(15,600)
Debt	(2,297)	(2,297)	(2,715)	(2,715)

The following criteria have been used to assess the fair values of the group's financial instruments:

(i) debtors, creditors, debt and provisions due after more than one year are based upon discounted cash flows at prevailing interest rates.

(ii) cash at bank and in hand are short-term investments approximate to their book values due to their short maturity period and

(iii) long-term investments are stated at market value.

An explanation of the Board's objectives, policies and strategies for holding and issuing financial instruments is set out in the Financial Review on page 14 under the heading 'Financial Instruments'.

Short-term debtors and creditors as defined in FRS 13, have been omitted from all of the financial instruments disclosures, save of those relating to currency risk.

The assets and liabilities relating to policyholders are excluded from the analysis of financial instruments.

33. Pension arrangements

The group offers membership of the Countrywide Assured Group Pension Scheme to eligible employees. The Scheme has two sections of membership, defined contribution and defined benefit. The defined benefit section is closed to new entrants and future accrual.

The pension cost charge for the group's defined contribution pension arrangements represents contributions payable by the group and amounted to £4,419,000 (2003: £3,398,718). There were no outstanding or prepaid contributions at the year end.

Whilst the group continues to account for pension costs in accordance with Statement of Standard Accounting Practice 24 'Accounting for Pension Costs', under FRS 17 'Retirement Benefits' the following transitional disclosures are required.

The pension cost of the defined benefit section of the Scheme was £1,569,000 (2003: £1,218,000). The pension cost relating to this section is assessed in accordance with the advice of an independent qualified actuary using the projected unit method. A full actuarial assessment of the section was carried out at 5 April 2003 which showed a deficit in the defined benefit section of £21,162,000. This has been updated by a qualified independent actuary, taking into account actual investment returns achieved, contributions and benefits paid over the period to 31 December 2004 and the closure of the scheme to future accrual, giving an estimated deficit at 31 December 2004 of £9,437,000. The group has developed a funding program to recover the deficit over the next nine years. This plan included a single contribution of £5 million in 2004.

The age profile of the membership is as follows:

Age	31-40	6%
	41-50	40%
	51-60	48%
	61-65	6%

The additional disclosures required under FRS17 are as follows:

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions, which due to the timescale covered, may not necessarily be borne out in practice.

The major assumptions used by the actuary were:

	2004	2003	2002	2001
Rate of increase in salaries	n/a	n/a	4.40%	4.40%
Rate of increase in pensions payments				
On benefits earned prior to 1 December 1999	4.00%	4.00%	4.00%	4.00%
On benefits earned after to 1 December 1999	2.75%	2.80%	2.40%	2.40%
Discount rate	5.30%	5.40%	5.50%	5.80%
Inflation assumption	2.75%	2.80%	2.40%	2.40%

(a) Scheme assets and liabilities

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, were:

	Long-term rate of expected return at 2004	Value at 2004 £000	Long-term rate of expected return at 2003	Value at 2003 £000	Long-term rate of expected return at 2002	Value at 2002 £000
Equities	6.00%	20,948	6.30%	19,747	7.50%	17,268
Bonds	3.50%	12,940	3.80%	7,013	5.00%	5,487
Cash	3.75%	935	2.80%	237	—	—
Property	5.00%	—	4.80%	—	6.00%	—
Total market value of assets		34,823		26,997		22,755
Present value of scheme liabilities		(48,304)		(45,868)		(40,262)
Deficit in the scheme		(13,481)		(18,871)		(17,507)
Related deferred tax asset		4,044		5,661		5,252
Net pension liability		(9,437)		(13,210)		(12,255)

(b) Analysis of the amount that would be charged to operating profit

	2004 £000	2003 £000
Service cost	—	737
Past service cost	—	—
Total operating charge that would be charged to operating profit	—	737

(c) Analysis of net return on pension scheme

	2004 £000	2003 £000
Expected return on pension scheme assets	1,730	1,599
Interest on pension liabilities	(2,455)	(2,224)
Net interest cost	(725)	(625)

(d) Analysis of the amount that would be recognised in statement of total recognised gains and losses

	2004 £000	2003 £000
Actual return less expected return on assets	1,319	1,797
Experience gains and losses on liabilities	(127)	3,962
Changes in assumptions	(682)	(6,979)
Actuarial gain/(loss) that would be recognised in statement of total recognised gains and losses	510	(1,220)
Adjustment due to surplus cap	—	—
Net gain/(loss) that would be recognised in statement of total recognised gains and losses	510	(1,220)

(e) Movement in deficit during the year

	2004 £000	2003 £000
Deficit in scheme at beginning of year	(18,871)	(17,507)
Movement in year:		
Current service cost	—	(737)
Contributions	5,605	1,218
Past service cost	—	—
Net interest cost	(725)	(625)
Actuarial loss	510	(1,220)
Deficit in scheme at end of year	(13,481)	(18,871)

(f) History of experience gains and losses

	2004 £000	2003 £000	2002 £000
Difference between expected and actual return on scheme assets:			
amount (£000)	1,319	1,797	(4,086)
percentage of scheme assets	4%	7%	-21%
Experience gains and losses on scheme liabilities:			
amount (£000)	(127)	3,962	(914)
percentage of scheme liabilities	0%	9%	-2%
Total amount recognised in statement of total recognised gains and losses:			
amount (£000)	510	(1,220)	(7,769)
percentage of scheme liabilities	1%	-3%	-19%

34. Related party transactions

There were no related party transactions during the year which require disclosure in these financial statements.

35. Life Business

On 24 May 2004, the Life Business was demerged from the group's operations under a Court approved scheme of scheme of arrangement. The results of the business for the first five months of the year have been included in the financial statements of the group.

The group did not receive any consideration from the demerger of the Life Business, instead the shareholders' received shares in the newly listed demerged business; Chesnara plc.

The net assets and liabilities of the Life Business on demerger were as follows:

	£000
Fixed assets	836
Investments	43,474
Policyholder assets to cover linked liabilities	470,995
Policyholder other investments	202,763
Policyholder net current assets	36,794
Deferred acquisition costs	11,240
Debtors	22,617
Cash at bank and in hand	1,043
Creditors due within one year	(2,931)
Policyholder technical provisions for linked liabilities	(471,182)
Policyholder long term business provision	(217,092)
Provisions for liabilities and charges	(4,062)
Net assets	94,495
Effects on group cash flow:	
Cash balances transferred out on demerger	1,043
Net cash outflow	1,043

(a) Life Business profit and result arising on long term technical account

	Note	2004 £000	2003 £000
Earned premiums, net of reassurance	35(b)	57,400	142,325
Investment income and gains	35(c)	12,050	82,981
Claims incurred, net of reassurance	35(d)	(69,571)	(153,219)
Decrease/(increase) in technical provisions, net of reassurance	35(e)	19,548	(34,034)
		19,427	38,053
Commission paid		124	1,346
Expenses of management – staff costs		(2,273)	(3,158)
Expenses of management – other		(1,977)	(5,683)
Provision for reorganisation costs		—	218
Change in deferred acquisition costs	35(f)	(4,894)	(17,793)
FSA pension review redress, net of PI insurance recovery		210	1,250
Complaints redress		(5,470)	(11,246)
Increase in provision for complaints redress	35(e)	(2,010)	(2,750)
Increase in technical provisions arising from the impact of Friends Provident reinsurance treaty on renewal expenses	35(e)	—	(11,610)
Amortisation of purchased in-force value		(170)	(411)
		2,967	(11,784)
Taxation		(897)	782
Result arising on long-term technical account		2,070	(11,002)
Operating profits arising in the Life Business activity			
Turnover		1,950	4,259
Staff costs		(1,076)	(2,227)
Other operating costs		(1,421)	(3,759)
Other income and gains		681	1,861
		134	134
Result arising on long-term technical account before tax		2,967	(11,784)
Life operating profit/(loss) before tax		3,101	(11,650)
Inter-company charges eliminated on consolidation		115	289
(Profits)/losses arising on Friends Provident reinsurance treaty eliminated on consolidation		(839)	9,758
Life Business operating profit/(loss) before tax		2,377	(1,603)

The non-technical profits/losses relate to the equity release IFA business and shareholder investment income and expenses.

(b) Analysis of turnover

	2004 £000	2003 £000
Periodic premiums	54,209	145,985
Single premiums	16,359	27,720
Outward reassurance premiums	(13,168)	(31,380)
Earned premiums net of reassurance	57,400	142,325
Turnover arising in *IFA business*	1,950	4,259
Total turnover Life Business activity	59,350	146,584

(c) Investment income and losses

	2004 £000	2003 £000
Income from investments	12,138	£29,224
Losses on the realisation of investments	(79)	(47,234)
Unrealised (losses)/gains on investments	(9)	100,991
	12,050	82,981

(d) Claims incurred net of reassurance

	2004 £000	2003 £000
Claims paid		
Gross amount	77,400	179,365
Reassurers' share	(11,753)	(27,464)
	65,647	151,901
Increase in the provision for claims		
Gross amount	3,903	4,037
Reassurers' share	21	(2,719)
	3,924	1,318
	69,571	153,219

£29,626,000 (2003: £70,394,000) of net claims incurred relate to the maturity of guaranteed bonds.

(e) Change in technical provisions, net of reassurance

	2004 £000	2003 £000
Long-term business provision		
Gross amount – decrease	(15,890)	(38,087)
Reassurers' share	(1,205)	8,468
	(17,095)	(29,619)
Technical provisions for linked liabilities		
Gross amount – (decrease)/increase	(1,627)	92,537
Reassurers' share	1,184	(14,524)
	(443)	78,013
	(17,538)	48,394
Analysed:		
– (Decrease)/increase in technical provisions net of reassurance	(19,548)	34,034
– Increase in technical provisions arising from impact of Friends Provident reinsurance treaty on renewal expenses	—	11,610
– Increase in provision for complaints redress	2,010	2,750
	(17,538)	48,394

(f) Change in deferred acquisition costs

	2004 £000	2003 £000
Balance at 1 January	16,134	33,927
Costs deferred on new business acquired in the year	45	453
Amortisation of acquisition costs previously deferred	(4,939)	(18,246)
Movement for the year	(4,894)	(17,793)
Transferred on demerger	(11,240)	—
Balance at 31 December	—	16,134

(g) Long-term business net assets attributable to policyholders

	Note	2004 £000	2003 £000
Long-term business assets comprise:			
Policyholder assets held to cover linked liabilities		—	472,413
Policyholder other investments	35(i)	—	234,133
Deferred acquisition costs	35(f)	—	16,134
Net current assets excluding net cash/overdrafts	35(j)	—	(4,878)
Cash balances net of overdrafts		—	22,652
Provisions for liabilities and charges		—	(40)
Policyholder net current assets		—	17,734
Deferred tax	9(c)	—	(4,752)
		—	735,662

(h) Long-term business liabilities attributable to policyholders

	Note	2004 £000	2003 £000
Long-term business liabilities comprise:			
Policyholder technical provision for linked liabilities	35(k)	—	471,626
Policyholder long-term business provision	35(k)	—	234,188
Surplus retained within the long-term assurance fund		—	29,848
		—	735,662

(i) Policyholder other investments

	Market value		Cost	
	2004 £000	2003 £000	2004 £000	2003 £000
Debt securities and other fixed income securities	—	217,595	—	220,830
Deposits with credit institutions	—	16,538	—	16,538
	—	234,133	—	237,368

In 2003: £202,763,000 of the above market value amounts are listed on the London Stock Exchange.

(j) Net current assets excluding net cash/overdrafts

	2004 £000	2003 £000
Amounts owed by policyholders	—	4,694
Tax recoverable	—	1,405
Prepayments and accrued income	—	5,974
Other debtors	—	2,849
PI insurance recoverable	—	3,933
Present value of acquired in-force business	—	1,963
	—	20,818
Claims outstanding	—	(10,498)
UK corporation tax	—	(1,064)
Other creditors	—	(14,134)
	—	(4,878)

(k) Technical provisions

	Long term Business provision £000	Technical provisions for linked liabilities £000
Gross amount		
At 1 January 2004	283,463	592,141
Movement in the long-term business technical account excluding bonuses	(15,890)	(1,627)
Transferred on demerger	(267,573)	(590,514)
At 31 December 2004	—	—
Reassurers' share		
At 1 January 2004	49,275	120,515
Movement in the long-term business technical account	1,206	(1,183)
Transferred on demerger	(50,481)	(119,332)
At 31 December 2004	—	—
Net technical provisions		
At 1 January 2004	234,188	471,626
Net movement in the long-term business technical account excluding bonuses	(17,096)	(444)
Transferred on demerger	(217,092)	(471,182)
At 31 December 2004	—	—

Technical Provision for Linked Liabilities

For those polices where benefits are linked to specific pools of assets, the Technical Provision for Linked Liabilities is calculated as the number of units attaching to each policy multiplied by the appropriate unit price at the balance sheet date. In addition, a cash flow projection, using prudent assumptions, is undertaken for each policy to establish whether or not future inflows are sufficient to cover future outflows (after allowing for an immediate fall in the value of the units).

If not, an additional provision is included in the Long Term Business Provision. The additional provision is sensitive to the assumed level of policy maintenance expenses and to the degree of the immediate fall in the units.

The principal assumptions underlying the calculation of the long-term business provision are:

		2004	2003
(i) Rates of interest			
Assurances			
With profit		3.25%	3.25%
Without profit	– annual premium	4.00%	3.50%
	– guaranteed income bonds	4.80%	4.20%
Annuities			
With profit	– deferred	4.25%	4.25%
Without profit (linked)	– deferred	4.00%	4.00%
	– vested	4.90%	4.70%

(ii) Mortality tables

Assurances and deferred annuities – 80% A67/70 ultimate (2003: 80% A67/70 ultimate)

Term assurance – 80% A67/70 ultimate (2003: 80% A67/70 ultimate)

Vested annuities – 84% PM/FA 80 (C=2010) ultimate – 5 (2003: 84% PM/FA 80 ultimate – 5)

	2004	2003
(iii) Bonuses		
The total bonuses attributable to the year are as follows:		
Gross period end declared bonuses, included in movement in long-term business provision	—	(1,325)
Reassurance	—	(1,325)
	—	—

36. Post balance sheet event

On 1 January the group acquired the entire share capital of Title Absolute Limited and Trade Partners Limited for £934,000. The business has panel management contracts with mortgage lenders for the management of Conveyancing referrals. Goodwill arising on the acquisition is estimated to be £800,000.

Section 3

Unaudited interim results of Countrywide for the six months ended 30 June 2006 prepared in accordance with IFRS

UNAUDITED INTERIM RESULTS OF COUNTRYWIDE PLC FOR THE SIX MONTHS ENDED 30 JUNE 2006

SUMMARY

	6 Months 2006	6 Months 2005	Change
Group operating profit before exceptional items	£43.9m	£2.4m	
Group operating profit	£43.9m	£5.2m	
Group profit before tax	£62.8m	£3.5m	
Earnings per share	27.01p	1.82p	
Interim dividend per share	5.00p	1.00p	
House sales exchanged	48,126	38,965	24%
Mortgages arranged	28,651	21,280	35%
Valuations and survey instructions	347,016	319,424	9%
Conveyances completed	28,870	20,490	41%
Life policies arranged	23,473	13,472	74%

BUSINESS REVIEW

I am delighted to report that profits for the six months to 30 June 2006 were significantly better than the same period last year. Operating profit before exceptional items was £43.9 million (2005: £2.4 million) whilst profit before tax, boosted by the profits on the disposal of part of our interests in Rightmove plc and TMG Holdings Ltd ("TMG") and the sale of our commercial surveying division, was a record £62.8 million (2005: £3.5 million).

The largest contribution to this improvement in performance came from a major turnaround in the operating profits of the UK residential estate agency business where, aided by a 24% increase in house exchanges, last year's loss of £6.4 million was turned into a profit of £19.0 million. Furthermore, both the financial services and surveying and valuation divisions saw material uplifts in profit, whilst the conveyancing division reduced its loss by some £3.5 million.

Since Rightmove is now listed on the London Stock Exchange, we are no longer able to incorporate its results in the group's results until they have been released to the market. Despite this reporting restriction, we are still required to account for the results of this investment as an associate. In future, we will therefore include our share of Rightmove's published results (currently 21.5%) in the first financial statements which we will announce following the release of any relevant financial information produced by Rightmove.

Following the successful integration last year of the estate agency and lettings businesses we bought from Bradford & Bingley Group plc ("BBG") in 2004, the majority of our financial services sales force based in our estate agency offices is now successfully operating under our proven model. The integration of the Securemove survey and valuation business is substantially complete, and now only awaits the rollout of our Enterprise computer system, for which plans are in hand.

Subsequent to our Annual Report, the judgement of the High Court in April indicated that there are very limited circumstances in which overseas losses can be utilised for group relief. This is reinforced by the new rules introduced in the Finance Act 2006. Consequently, we have reversed the deferred tax asset of £1.9 million set up in the 2005 accounts. The profits on disposal of shares in Rightmove and TMG have been relieved by substantial shareholder exemptions. The net effect of these items is to reduce the effective tax charge for the six months period to 24.4%.

Cash flow in the six months to 30 June has been strong. In addition to the net cash flow from operating activities of £30.0 million (2005: £(18.0) million), we realised £23.6 million from the proceeds of the disposals noted above. In May, the underlying strength of our cash flow gave us

the confidence to cancel the three year Revolving Credit Facility originally taken out to fund the £85.0 million return of capital in 2004. Despite the purchase of two million shares into Treasury at a cost of £10.2 million, and a purchase of 555,854 shares at a cost of £3.0 million by the Employee Benefit Trust, as a hedge against awards made under the Performance Share Plan, we had positive cash balances at the half year of £35.2 million.

In the light of these excellent results and our strong cash flow, we have decided to pay an Interim Dividend of 5.00p per ordinary share. In addition, we have decided to distribute the profit on the partial disposal of our holding in Rightmove, which was approximately 9.31p per Countrywide share, by buying £20 million of the company's shares into Treasury. This will give a total cash return to shareholders so far this year of £44 million (approximately 25.2p per share).

We would anticipate maintaining a progressive dividend policy, based on the dividend being covered between 2 and 2.5 times by earnings on average through the business cycle. We also expect that periodically we may have capital in excess of that required to develop the business and to maintain the dividend and we would propose to return such excess capital to shareholders by the most appropriate means at the time.

Estate Agency Division

		6 Months 2006	6 Months 2005	Change
Turnover				
– UK Estate Agency		£166.4m	£117.9m	41%
– Lettings		£21.7m	£19.0m	14%
– Overseas		£1.3m	£1.3m	—
Operating profit/(loss)				
– UK Estate Agency		£19.0m	£(6.4)m	
– Lettings		£3.7m	£2.7m	37%
– Overseas		£(0.2)m	£(0.4)m	
Branches at 30 June	– owned	1,062	1,072	-1%
	– franchised	120	109	10%
House sales exchanged	– owned	48,126	38,965	24%
	– franchised	2,700	1,676	61%
Average commission		1.68%	1.63%	
Average house price		£187,000	£176,600	6%
Headcount (average FTE)		7,277	6,973	4%
Average employees per branch		5.30	5.02	6%
Closing pipeline		£96.8m	£76.3m	27%
Closing pipeline (Number of offers)		28,991	24,030	21%

UK Estate Agency

The housing market has followed a more traditional pattern over the last twelve months and there have been no unusual factors affecting the trend of sales arranged, the pipeline and the stock of homes for sale, all of which followed normal seasonal trends. There now exists little reliable or timely data to give a guide to activity levels in the UK housing market. However, we estimate that the increase in sales arranged per office of 25% achieved by our estate agency network is in line with the market or maybe slightly better. This improvement in activity, together with rising house prices, has resulted in some recent pressure on commission rates, although the rate achieved in June was still higher than in June 2005. The average commission per sale in the six months to June 2006 was £3,183, some 10% higher than that achieved in the same period in 2005.

In response to the more active market the number of employees increased and this, together with higher semi-variable costs such as advertising and printing, has led to a 14.4% increase in total costs. Of the incremental income generated over 2005, 57.7% has benefited operating profit.

The residential estate agency benefits from residential sales generated from the Corporate Property Services business. This unit provides services to lenders in possession, house builders and

companies relocating personnel and is also a residential maintenance contractor. Income in this business grew faster than the residential market, enabling it to make a worthwhile contribution to the division's profits.

The development of a dedicated Land and New Homes business supported by the estate agency branch network continues to progress. There are now 28 dedicated offices across the country, with further expansion planned. During the first six months of the year sales with a capital value of nearly £484 million have been agreed, which we believe makes this business the largest of its type in the country.

Franchising

Our franchising business now has 120 operational branches and is the largest estate agency franchise network in the United Kingdom. The management's emphasis in 2006 has been on further strengthening the franchisee support, development and training functions. The experienced agents that make up the support team have contributed to the 61.4% increase in the value of sales exchanged achieved by the franchise network, on a like-for-like branch basis, compared to the first 6 months of 2005.

Lettings

Our provincial lettings business, Countrywide Residential Lettings continues to deliver excellent growth, with operating profit up 29% on 2005. This increase has been delivered through higher income which is up 14%. The number of properties let during the period has increased by 17% with a strong pipeline going forward into the busiest summer period. Productivity has improved by 13%. Rental levels have increased a little ahead of inflation at 3.7%. The development of the Lets-Cover.co.uk brand, which enables customers to instantly take out insurance for rental property online, has helped insurance sales to customers of the residential lettings business grow by 49%.

Countrywide Property Management, the corporate management arm of the business, has developed synergies with Land and New Homes teams, creating a total solution for developers of leasehold property. The leasehold property management element of the business is expanding rapidly and the pipeline of new business stands at over 10,000 units and continues to grow. Countrywide Property Management is the leading provider of property management services to pension trustees offering SIPPs and is the number one provider of alternative accommodation services to the insurance industry providing accommodation to over 850 families in the first half of 2006.

The level of stock in our London business has fallen dramatically, partially due to investors taking advantage of the more buoyant market conditions to dispose of their portfolios, but also because low rental yields make it more difficult to cover interest payments. Despite this environment turnover rose by 13% during the period and profit was up by 96% compared to the same six months last year. The profit margin improved from 10% to 17%. In January 2006, we transferred the administration of our client accounting to India, achieving cost and efficiency savings.

Overseas

Since we restructured our Spanish operation at the beginning of 2005 we have seen a significant increase in referral levels from our estate agency branches of potential buyers of properties in Spain. Increased confidence and improving transaction levels in the UK have also assisted, resulting in 17% more inspection flights from the UK which has translated into 24% more sales arranged. We believe our strategy of focusing the marketing of our Spanish proposition directly through our network of UK estate agency branches will continue to produce increased sales volumes.

Financial Services Division

	6 Months 2006	6 Months 2005	Change
Turnover	£42.9m	£32.8m	31%
Operating profit	£9.9m	£4.3m	130%
Total mortgages arranged	28,651	21,280	35%
Panel mortgages arranged	26,019	17,766	46%
– value	£2.9bn	£1.8bn	61%
Life protection policies arranged	23,473	13,472	74%
General insurance policies arranged	25,504	17,765	44%
Conversion rate			
– mortgages	59.5%	54.6%	
– life policies	48.8%	34.6%	
– general insurance	53.0%	45.6%	
Headcount (average FTE)	1,446	1,368	6%

Following the integration of the former BBG financial services sales force in October 2005, the consultant headcount has progressively been building, and at the end of June numbered 883 (2005: 833). This additional headcount, together with a material increase in productivity, has driven the number of mortgages placed with our select panel of leading lenders to record levels. These factors, with the additional benefit of more competitively priced products following last year's repricing, led to a significant rise in the life insurance conversion rate and the number of policies placed on risk. Although the repricing of the life products which we offer means the margins per case are lower, in the half year to 30 June 2006 total income earned on the sale of life products increased by 30% over last year. The average mortgage size arranged increased by 11.6% over last year which, coupled with the increase in volume, gave rise to mortgage related income, some 46% up on the first half of 2005.

Despite the material increase in volumes, there has only been a marginal increase in the number of employees in our processing centres this year, and there has been a pleasing increase in productivity. This has contributed to a year-on-year increase in average margin across the division from 12.7% to 22.7%.

Surveying and Valuation Division

	6 Months 2006	6 Months 2005	Change
Turnover	£67.0m	£56.6m	18%
Operating profit	£14.6m	£8.0m	83%
Profit on disposal of business	£1.3m	—	
Valuations and survey instructions completed	347,016	319,424	9%
Headcount (average FTE)	1,487	1,735	-14%

Countrywide Surveyors

We have seen a good level of mortgage survey and valuation instructions for house purchases throughout the period, although both the level and the proportion of remortgage survey and valuation instructions has dropped. However, the total number of instructions received grew progressively, so that by April in some parts of the country we had reached capacity, despite productivity improving. However, as the rollout of our new tablet driven computer system, Enterprise, has gathered pace there has been some negative impact on productivity and capacity has reduced whilst our surveyors were trained on the new system. The rollout to the original Countrywide Surveyors offices is complete and plans are in progress to equip the Securemove offices.

The senior management of this division have spent an immeasurable amount of time preparing for the now aborted Home Condition Report. However, there has been no significant direct expenditure or capital investment this year. It is fortuitous that only 27 surveyors had progressed through our internal Home Inspector training programme and had passed the external assessment. Equally fortuitously, whilst a great deal of groundwork had been undertaken to source potential Home Inspectors, recruitment of the additional anticipated employees had not yet commenced.

In March, we sold the Commercial Survey & Valuation business we had acquired with Securemove from BBG in 2004. This business operated in a sector of the market which we do not consider forms part of our core business, and we are sure the operation and its employees will fit more comfortably in the Erinaceous Group plc, the purchasers. We sold our interest for £3.6 million, realising a profit of £1.3 million over the book value. A potential further £1.0 million is receivable over the next 3 years, subject to certain conditions being met.

In May we further extended our operation in Scotland with the purchase of Kean Kennedy, a small business with gross assets of £83,000 based in Elgin. The expansion of our Scottish representation is now enabling us to take advantage of the reciprocal business opportunities arising from our substantial estate agency presence in the west of Scotland.

Conveyancing Division

	6 Months 2006	6 Months 2005	Change
Turnover	£10.4m	£9.3m	12%
Operating loss	£(1.2)m	£(4.7)m	
Completions	28,870	20,490	41%
Headcount (average FTE)	576	608	-5%

Countrywide Property Lawyers

The first few months of 2006 were critical for Countrywide Property Lawyers ("CPL") which needed to manage the successful implementation of its new computer system, whilst coping with the seasonal and market growth in the volume of new instructions. This critical point has now passed, and we have been able to progressively increase the proportion of instructions handled by the new system which at the end of June amounted to 74% of all live cases. The challenge is to grow capacity to meet the demand generated by our estate agency network. Accordingly the next stage of development will be devoted to enhancing the system and our internal processes to bring about increased efficiency and capacity. The first systems enhancement is designed to provide the IT infrastructure which will enable non-critical parts of the process to be outsourced to India. This step will go some way to relieving the potential capacity constraints which could arise from the difficulty of recruiting sufficient suitably qualified conveyancing staff in the UK.

CPL's business is now substantially different from this time last year. During the comparable period in 2005 results suffered from the combined effects of constrained capacity and high fixed costs caused by problems with the previous computer system. Elimination of these issues has lead to both higher income and lower fixed costs, resulting in an improvement of £3.0 million in CPL's contribution.

TitleAbsolute

This business provides a conveyancing panel management service to both CPL and external clients. As CPL's own capacity has increased, so the proportion and volume of its instructions passed to the panel has decreased commensurately. However, this reduction has been more than compensated for by a material uplift in the volume of cases completed on behalf of other clients, which has grown by 88%. As a result the contribution to the division's operating profit has increased significantly.

Remortgage Conveyancing Matters

In the Annual Report, we advised that this business had experienced some operating difficulties as a result of a rapid build up in workload. These problems have now been addressed, but once again the number of transactions being processed is insufficient to enable the unit to operate profitably. Since the start of the year we have seen a slow build up of instructions and although we have secured a further major lender client, and anticipate winning additional new business in the second half, we do not expect being able to trade *profitably this year.*

Rightmove

On 15 March 2006, Rightmove was admitted to trading on the London Stock Exchange. In order to assist the creation of a meaningful free float, we sold 5.3 million shares as a result of which our holding has now reduced to 21.5% (28.5 million shares), from the previous 30%. We realised proceeds of £17.1 million and profit of £16.4 million from the sale. As at the close of business on 14 August 2006 the share price of Rightmove was 282p, making our holding worth £80.3 million.

As reported earlier, as a result of Rightmove's listed status, we no longer have access to up-to-date reportable information. Based on statements published by Rightmove, we believe that our share of post tax results of Rightmove for the six months to 30 June 2006, will not be material to the group's results. The group results therefore reflect no change in its investment in Rightmove since the year end.

TMG Holdings (25% Ownership)

In January 2006 the holdings in this company were restructured and as a result *Countrywide plc* now has an equal 25% holding together with Rightmove, Connells and Halifax Estate Agencies. Encouragingly, TMG continues to grow and turnover for the six months to June was up 31% over last year, whilst profit increased by 70%.

Central costs

Central costs at £3.2 million were £2.2 million higher than last year. This is partially due to an increase in the provision for profit sharing bonuses, but also the prior year's comparative included the receipt of a £1 million dividend from the group's insurance cell which has not occurred this year.

Cash flow and balance sheet

As noted above, cash flow this year has been good reflecting the improvement in profit performance, reduced by the 2005 final dividend of £5.3 million and a payment of £3.0 million into *trust in respect* of a fully provisioned legal case under appeal. Capital expenditure amounted to £4.1 million in the six months (2005: £3.0 million). About half of this *amount was incurred on* IT expenditure by Countrywide Surveyors and Countrywide Property Lawyers, whilst the balance was largely expended on estate agency branch refurbishment.

Developments

This will be the last occasion on which I will report to shareholders with the company's progress. I would like to take this opportunity to say what a privilege it has been to chair the company over the last twenty years; to thank all my board colleagues and the group's employees for their contribution to the group's success; and to congratulate both Harry Hill on his appointment as Chairman to succeed me, and Grenville Turner on his appointment to replace Harry as Group Managing Director. I am immensely proud of all that has been achieved since I formed the group in 1986, and wish it further success in the future.

The major development likely to impact the group's future is the Government's decision to abandon compulsory Home Condition Reports. This decision will seriously weaken the ability of Home Information Packs to transform the house buying process in the way the Government had intended. Countrywide remains a strong supporter of this intention and *will continue to* work with the Government and our colleagues in the industry to this end.

In the meantime, our focus remains on restoring the fortunes of our Conveyancing Division to capitalise on the opportunities which undoubtedly exist to provide a first class service to our estate agency clients; completing the rollout of Countrywide Surveyors' Enterprise system which will in the short term bring efficiency gains, and in the medium term may afford other benefits; and continuing to incentivise our devolved entrepreneurial management to seek new profit opportunities – for example John D Wood have recently successfully introduced a property location and negotiation service for high net worth clients.

Outlook

Whilst there are some signs the market is entering a seasonal lull, it shows no sign of extreme movement in either direction. We are disappointed that the Bank of England has chosen to increase interest rates at this time. However, we believe that the current market is sufficiently robust to absorb this increase, and provided this increase does not mark the first of a series of rate rises, and absent any other external shocks which might affect confidence, the market should continue to remain at current levels subject to normal seasonal fluctuations. In this case house prices should continue to increase on a gentle upward trend. In this event, we are confident of the immediate future and anticipate a further strong profit and cash flow performance next year.

C H Sporborg
Chairman
Date 14 August 2006

Unaudited Condensed Consolidated Interim Income Statement
For the six months ended 30 June 2006

	Note	6 months 30 Jun 2006 £'000	6 months 30 Jun 2005 £'000	12 months 31 Dec 2005 £'000
Revenue	3	308,497	236,219	528,164
Other income		8,245	8,484	14,264
Profit on disposal of business		1,256	—	—
Exceptional income				
– Profit on disposal of freehold properties		—	2,807	4,982
		317,998	247,510	547,410
Employee benefits costs		(171,185)	(151,915)	(317,007)
Depreciation and impairment		(4,392)	(5,805)	(10,872)
Other expenses:				
Regular expenses		(98,490)	(84,565)	(182,608)
Exceptional items:				
– Write down of computer software and associated contracts		—	—	(5,540)
		(98,490)	(84,565)	(188,148)
Operating profit before exceptional items		43,931	2,418	31,941
– Exceptional items (net)		—	2,807	(558)
Operating profit	3	43,931	5,225	31,383
Finance expense		(2,596)	(3,511)	(5,603)
Finance income		2,060	1,040	2,252
Share of profit of associates		170	160	70
Profit on part disposal of associated undertakings		19,206	—	2,621
Share of profit of joint ventures		—	779	1,591
Share of tax charge		—	(234)	(647)
		—	545	944
Profit before taxation		62,771	3,459	31,667
Taxation	4	(15,335)	(279)	(4,468)
Profit for the period		47,436	3,180	27,199
Earnings per share Basic	7	27.01p	1.82p	15.45p
Diluted	7	26.82p	1.81p	15.37p

Unaudited Condensed Consolidated Interim Statement of Recognised Income and Expense
For the six months ended 30 June 2006

	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Foreign exchange translation differences	(1)	(2)	(6)
Actuarial losses arising in the pension scheme	—	—	(2,619)
Deferred tax adjustment arising on the pension scheme assets and liabilities	—	—	786
Share of deferred tax asset in respect of joint venture equity settled share options recognised directly in equity	—	—	500
Income and expense recognised directly in equity	(1)	(2)	(1,339)
Profit for the period	47,436	3,180	27,199
Total income and expense recognised for the year attributable to equity shareholders	47,435	3,178	25,860

Unaudited Condensed Consolidated Interim Balance Sheet
At 30 June 2006

	Note	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Assets				
Non-current assets				
Intangible assets:				
Goodwill		36,507	37,607	37,737
Other intangible assets		6,571	10,085	6,164
Property, plant and equipment		21,466	24,910	22,397
Investments accounted for using the equity method:				
Investments in associates		2,860	2,611	1,689
Investments in joint venture		—	1,005	2,049
Other investments		1,237	1,248	1,225
Other receivables		623	2,294	1,401
Deferred tax asset		9,646	7,807	11,479
Non-current assets held for sale		—	1,496	—
Total non-current assets		78,910	89,063	84,141
Current assets				
Trade and other receivables		90,986	97,856	78,006
Cash and cash equivalents		35,229	12,280	6,987
Total current assets		126,215	110,136	84,993
Total assets		205,125	199,199	169,134
Shareholders' equity				
Share capital	6	8,772	8,938	8,872
Share premium	6	30,253	29,786	30,213
Capital redemption reserve		50	50	50
Capital reserve		(433,829)	(433,829)	(433,829)
Treasury share reserve		(16,325)	—	(6,216)
ESOP share reserve		(3,588)	(839)	(571)
Other reserves		1,109	1,109	1,109
Translation reserve		210	212	211
Retained earnings		466,252	402,159	423,584
Total shareholders' equity		52,904	7,586	23,423
Non-current liabilities				
Financial liabilities – loans and borrowings		—	60,000	5,000
Defined benefit scheme liabilities		15,922	13,889	15,514
Provisions		8,223	5,949	8,450
Other liabilities		1,204	1,822	1,204
Deferred income		17,211	18,834	18,060
Total non-current liabilities		42,560	100,494	48,228
Current liabilities				
Financial liabilities – bank overdrafts		—	1,050	—
Trade and other payables		87,627	78,165	82,399
Provisions		7,274	9,741	10,130
Current tax liabilities		14,760	2,163	4,954
Total current liabilities		109,661	91,119	97,483
Total liabilities		152,221	191,613	145,711
Total equity and liabilities		205,125	199,199	169,134

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the six months ended 30 June 2006

	Note	6 months 30 Jun 2006 £000	6 months 30 Jun 2006 £000	6 months 30 Jun 2005 £000	6 months 30 Jun 2005 £000	12 months 31 Dec 2005 £000	12 months 31 Dec 2005 £000
Cash flows from operating activities							
Cash generated from operations	5	35,850		(12,557)		45,021	
Interest paid		(2,153)		(2,661)		(5,800)	
Income taxes paid		(3,689)		(2,796)		(5,069)	
Net cash from operating activities			30,008		(18,014)		34,152
Cash from investing activities							
Acquisition of subsidiaries net of cash acquired		(181)		(985)		(1,008)	
Purchase of investments		(16)		(31)		(10)	
Purchase of property, plant and equipment		(2,813)		(2,574)		(5,510)	
Purchase of intangible assets		(1,265)		(376)		(1,407)	
Proceeds from sale of property, plant and equipment		350		5,695		11,021	
Proceeds from part disposal of associated undertakings		20,248		—		3,412	
Proceeds from disposal of intangible assets		3,350		—		—	
Dividends received		—		1,500		1,537	
Interest received		2,020		1,040		2,193	
Net cash generated from investing activities			21,693		4,269		10,228
Cash flows from financing activities							
Proceeds from issue of share capital		42		28,499		28,943	
Proceeds from disposal of own shares		—		—		268	
Repayment of term loans		(5,000)		(15,000)		(70,000)	
Buyback of shares		(10,211)		—		(6,300)	
Purchase of shares by EBT		(3,017)		—		—	
Dividends paid		(5,273)		(7,625)		(9,405)	
Net cash used in financing activities			(23,459)		5,874		(56,494)
Net increase/(decrease) in cash and cash equivalents			28,242		(7,871)		(12,114)
Cash and cash equivalents at the beginning of the period (net of any bank overdrafts)			6,987		19,101		19,101
Cash and cash equivalents at the end of the period (net of any bank overdrafts)			35,229		11,230		6,987

1. Basis of preparation

Countrywide plc prepares its Annual Report and Accounts on the basis of International Financial Reporting Standards (IFRS) as adopted for use by the European Union (EU). The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing the Countrywide plc Annual Report and Accounts for the year ended 31 December 2006, which do not differ significantly from those used for the Countrywide plc Annual Report and Accounts for the year ended 31 December 2005.

The financial information shown in this half year review is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial statements for the year ended 31 December 2005, which were prepared under IFRS, have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.

These interim results have been prepared consistent with the full year financial statements for 2005, the first period in which they were prepared and audited under IFRS; consequently some items at 30 June 2005 have been reclassified.

The group has reclassified computer software, £8,847,000, as an intangible asset from plant property and equipment. Liabilities amounting to £4,834,000 held within accruals were reclassified as provisions and £377,000 of banking fees amortisation was reclassified from unallocated expenses to finance expense.

2. Status of financial information

Countrywide plc is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the company for the six months ended 30 June 2006 comprise the company and its subsidiaries (together referred to as the group) and the group's interest in associates and jointly controlled entities.

The condensed consolidated interim financial statements were authorised for issuance on 14 August 2006. The Interim Report will be posted to shareholders and lodged with the Document Viewing Facility of the UKLA on 21 August 2006. Copies of which will also be available from the Company Secretary, Countrywide plc, Countrywide House, Perry Way, Witham. Essex, CM8 3SX.

3. Segment results

6 months to 30 June 2006	Estate agency £000	Financial services £000	Surveying & valuation £000	Conveyancing £000	Eliminations £000	Consolidated £000
Revenue						
External sales	188,315	42,876	66,920	10,386	—	308,497
Inter-segment sales	1,109	13	—	—	(1,122)	—
Total revenue	189,424	42,889	66,920	10,386	(1,122)	308,497
Segment result	22,540	9,944	15,895	(1,219)	—	47,160
Unallocated expenses						(3,229)
Operating profit						43,931

6 months to 30 June 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Convey-ancing £000	Elimin-ations £000	Consoli-dated £000
Revenue						
External sales	137,592	32,751	56,574	9,302	—	236,219
Inter-segment sales	611	—	—	—	(611)	—
Total revenue	138,203	32,751	56,574	9,302	(611)	236,219
Segment result	(4,128)	4,258	8,019	(4,706)	—	3,443
Unallocated expenses						(1,025)
Operating profit before exceptional items						2,418
Exceptional profit on disposal of freehold properties						2,807
Operating profit						5,225

12 months to 31 December 2005	Estate agency £000	Financial services £000	Surveying & valuation £000	Convey-ancing £000	Elimin-ations £000	Consoli-dated £000
Revenue						
External sales	316,489	74,473	118,075	19,127	—	528,164
Inter-segment sales	1,414	—	—	—	(1,414)	—
Total revenue	317,903	74,473	118,075	19,127	(1,414)	528,164
Segment result	14,089	11,713	18,722	(7,657)	—	36,867
Unallocated expenses						(4,926)
						31,941
Exceptional items:						
– Profit on disposal of freehold properties						4,982
– Write down of computer software and associated contracts				(5,540)		(5,540)
Operating profit						31,383

4. Taxation

	30 Jun 2006 £'000	30 Jun 2005 £'000	31 Dec 2005 £'000
Current taxation	13,515	575	7,649
Deferred taxation	1,820	(296)	(3,181)
	15,335	279	4,468

Reconciliation of current tax charge to UK corporate tax rate:

	30 Jun 2006 £000	30 Jun 2005 £000	31 Dec 2005 £000
Profit on ordinary activities before tax	62,771	3,459	31,667
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%)	18,831	1,037	9,500
Effects of:			
Utilisation of trading losses	—	—	(86)
Profits from joint venture and associates	(51)	(212)	(1,091)
Utilisation of unprovided capital losses	(300)	(1,097)	(2,056)
Overseas losses not relieved	1,972	134	(1,598)
Substantial shareholder exemptions	(5,762)	—	—
Items disallowed for tax	652	620	193
Share options	(7)	—	(394)
Prior year refunds	—	(203)	—
Total taxation charge	15,335	279	4,468

5. Cash flow from operating activities

Cash generated from operations	30 Jun 2006 £000	30 Jun 2005 £000	31 Dec 2005 £000
Profit before taxation	62,771	3,459	31,667
Adjustments for:			
Depreciation	3,544	4,497	8,102
Amortisation of intangible asset	849	1,308	2,770
Share-based payments	506	190	566
Profit on sale of investments	(20,462)	(2,807)	(7,603)
Income from joint ventures	—	(545)	(944)
Profit from associates	(170)	(160)	(70)
Movement on provisions	(3,118)	266	2,738
Profit on sales of fixed assets and intangibles	(153)	(40)	(232)
Exceptional write off of computer software and associated contracts	—	—	5,540
Finance expense	2,596	3,511	5,603
Finance income	(2,060)	(1,040)	(2,252)
Changes in working capital (excluding effects of acquisitions and disposals of group undertakings):			
Increase in trade and other receivables	(12,124)	(24,970)	(4,596)
Increase in trade and other payables	3,671	3,774	3,732
Cash generated operations	35,850	(12,557)	45,021

6. Capital and reserves

Share capital and share premium

	Share capital Number	£000	Share premium £000
Ordinary shares of 5p each			
At 1 January 2005	170,287,515	8,515	1,711
Placement of shares	8,456,416	423	28,059
Exercise of share options	13,015	—	16
At 30 June 2005	178,756,946	8,938	29,786
Purchase of Treasury shares	(1,686,652)	(84)	—
Exercise of share options	361,445	18	427
At 31 December 2005	177,431,739	8,872	30,213
Purchase of Treasury shares	(2,027,000)	(101)	—
Exercise of share options	35,961	1	40
At 30 June 2006	175,440,700	8,772	30,253

	30 Jun 2006	30 Jun 2005	31 Dec 2005
Treasury shares held by the company	3,713,652	—	1,686,652
Shares held by the EBT	1,192,509	844,840	645,962

Dividends

The following dividends were paid by the group:

	30 Jun 2006 £000	30 Jun 2005 £000	31 Dec 2005 £000
Final dividend 3.00p (2005: 4.50p)	5,273	7,625	7,625
Interim dividend (2005: 1.00p)	—	—	1,780
	5,273	7,625	9,405

The interim dividend of 5.00p per share for 2006 will be paid on 2 October 2006 to shareholders on the register at the close of business on 25 August 2006, the dividend record date, which will absorb an estimated £8.7 million of shareholders' funds. The ex-dividend date is 23 August 2006.

7. Earnings per share

An earnings per share has been calculated on the weighted average number of ordinary shares in issue during the period entitled to dividend of 175,606,000 (30 June 2005: 174,655,000, 31 December 2005: 176,082,000). Shares held by the Employee Benefit Trust and Treasury shares are excluded from the calculation. The fully diluted number of shares was 176,860,000 (30 June 2005: 175,569,000, 31 December 2005: 176,944,000), the difference representing the number of shares that would be issued for no consideration if all outstanding share options were to be exercised.

8. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of Countrywide plc. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of Countrywide plc including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates, inflation, deflation, the impact of competition, changes in customer preferences, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which Countrywide plc and its affiliates operate. As a result, Countrywide plc's actual future condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements.

APPENDIX III

Further information on the Countrywide Group

Part B

Profit forecast of the Countrywide Group for the year ending 31 December 2006

1. FORECAST

A trading update provided to the market by Countrywide on 7 July 2006 contained the following statement:

"July and August tend to be reasonably quiet months in our industry, as most people in the UK take their major annual holidays, and we are therefore expecting some seasonal slowdown to occur. However, unless we see a material and surprising adverse change in the market or in macro economic conditions, we are confident that we will comfortably achieve the current brokers' consensus view of our 2006 profit before tax. We understand this to be in the order of £88 million, excluding the profit from the sale of shares in Rightmove on 15 March 2006."

The above statement represents a profit forecast for the purposes of the City Code. The Directors have considered this statement and also the current brokers' consensus forecast for Countrywide's pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006, which is approximately £98 million. The Directors believe that unless there is a material and surprising adverse change in the market or in macro economic conditions prior to the end of the year, Countrywide will achieve pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006 slightly below the current brokers' consensus view (the **"Profit Forecast"**)

2. BASIS OF PREPARATION

The Profit Forecast is based upon:

- the published unaudited interim financial statements of the Countrywide Group for the six months ended 30 June 2006 (see section 3 of Part A of this Appendix III);
- unaudited management accounts of Countrywide Group for the four months ended 31 October 2006;
- the Countrywide Directors' forecast for the two months to 31 December 2006; and
- flash sales figures for the month ended 30 November 2006.

The Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by the Countrywide Group in its annual financial statements for the year ended 31 December 2005.

3. PRINCIPAL ASSUMPTIONS

The Profit Forecast has been prepared on the basis of the principal assumptions set out below:

- there will be no material disruption to Countrywide Group's business arising from natural catastrophes, events of war, civil unrest or emergencies, industrial disputes or other actions by third parties;
- there will be no significant changes in the economic or political conditions in the markets in which Countrywide Group operates;
- there will be no change in legislation, regulation or other official policies or controls, which have a material effect on Countrywide Group's business;

- there will be no material changes in rates of inflation, interest rates or exchange rates;
- there will be no significant disruption to the Countrywide Group's business as a result of the Offer;
- there will be no serious industrial disputes or other interruptions in Countrywide Group's business arising from circumstances outside the Company's control which would adversely affect the Company, its customers or suppliers;
- there will be no significant or unexpected change to the housing market in December 2006;
- the proportion of the pipeline of estate agency housing transactions exchanged carried forwards from November 2006 that complete in December 2006 will remain broadly in line with historic experience;
- the average *house price* remains constant at £196,000;
- the average estate agency commission rate remains constant at 1.65 per cent.;
- the level of financial services house exchange mortgage conversion rates will remain consistent with recent levels;
- the level of instructions for surveys and valuations in December will be circa 40,000;
- the level of staff and other operating costs will be consistent with recent experience;
- the processes for the closure of Remortgage Conveyancing Matters and the disposal or, failing that, the closure of H2O, Countrywide's Spanish operation, set out in paragraph 6 of Part 1 will commence before the year-end and that costs of circa £3.2 million will be incurred in December 2006 as a result;
- profits attributable to the Company's holding in Rightmove will be circa £0.9 million based on publicly available information;
- additional provision will be required amounting to circa £2.0 million as a result of Countrywide losing its appeal in relation to the High Court action, brought by the purchasers of a former subsidiary in 1996, against Countrywide; and
- no account has been taken of any professional advisory costs in relation to the Offer.

4. LETTERS RELATING TO THE PROFIT FORECAST

The Directors, who are solely responsible for the Profit Forecast, have received the following letters from BDO Stoy Hayward, Hawkpoint and Panmure Gordon relating to the Profit Forecast.

Letter from BDO Stoy Hayward relating to the Profit Forecast

BDO

BDO Stoy Hayward LLP
Chartered Accountants

BDO Stoy Hayward LLP
8 Baker Street
London
W1U 3LL

The Directors
Countrywide plc
3 Perry Way
Witham
Essex
CM8 3SX

The Directors
Hawkpoint Partners Limited
41 Lothbury
London
EC2R 7AE

The Directors
Panmure Gordon (UK) Limited
Moorgate Hall
155 Moorgate
London
EC2M 6XB

21 December 2006

Dear Sirs

We report on the profit forecast of pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) of Countrywide plc ("the Company") and its subsidiaries (together "the Group") for the year ending 31 December 2006 ("the Profit Forecast"). The Profit Forecast, together with the material assumptions upon which it is based, are set out in Appendix III, Part B of the scheme document dated 21 December 2006 relating to the acquisition of Countrywide plc by Charlie Holdco 4 Limited, a company formed at the direction of 3i Group plc ("the Scheme Document").

This report is required by Rule 28.3(b) of the City Code on Takeovers and Mergers ("the City Code") and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to Charlie Holdco 4 or to any person connected to, or acting in concert with, Charlie Holdco 4 or to any other person who is seeking or may in future seek to acquire control of the Company (an "Alternative Offeror") or to any other person connected to, or acting in concert with, an Alternative Offeror.

Save for any responsibility arising under Rule 28.3(b) of the City Code and to the extent there provided, to the fullest extent permitted by the law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with 28.4 of the City Code consenting to its inclusion in the Scheme Document.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the Profit Forecast in accordance with the requirements of the City Code.

It is our responsibility to form an opinion as required by the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on page 167 of the Scheme Document and is based on the unaudited interim financial results for the 6 months ended 30 June 2006, the unaudited management accounts for the four months ended 31 October 2006 and a forecast for the two months to 31 December 2006. In evaluating the full year position, regard has been given to flash sales figures for the month ended 30 November 2006. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and

considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed and whether any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

BDO Stoy Hayward LLP

Letter from Hawkpoint and Panmure Gordon relating to the Profit Forecast

HAWKPOINT

Hawkpoint Partners Limited
41 Lothbury
London
EC2R 7AE

Registered in England number 03875835

Authorised and regulated by the
Financial Services Authority

PANMURE GORDON & CO

PANMURE GORDON (UK) LIMITED

Moorgate Hall
155 Moorgate
London
EC2M 6XB

Registered in England number 04915201

Authorised and regulated by the
Financial Services Authority

The Directors
Countrywide plc
Countrywide House
Perry Way
Witham
CM8 3SX

21 December 2006

Dear Sirs

We refer to the profit forecast of pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) of Countrywide plc ("the Company") and its subsidiaries (together "the Countrywide Group") for the year ending 31 December 2006 (the "Profit Forecast"). The Profit Forecast, together with the material assumptions upon which it is based, are set out in Appendix III, Part B of the scheme document dated 21 December 2006 relating to the acquisition of Countrywide plc by Charlie Holdco 4 Limited, a company formed at the direction of 3i Group plc ("the Scheme Document").

We have discussed the Profit Forecast, together with the bases and assumptions upon which it is made, with you and with BDO Stoy Hayward LLP ("BDO Stoy Hayward"), the Company's auditors.

We have also considered the letter dated 21 December 2006 addressed to you and us from BDO Stoy Hayward regarding the accounting policies and calculations upon which the Profit Forecast is based. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and assumed such accuracy and completeness for the purposes of providing this letter.

This letter is provided in compliance with Rule 28.3 of The City Code on Takeovers and Mergers and may be included in the Scheme Document solely for the purposes of that Rule.

On the basis of the foregoing, we consider that the Profit Forecast, for which you as directors are solely responsible, has been made with due care and consideration and after due and careful enquiry by the Company.

Yours faithfully

Jonathan Coddington
Director

For and on behalf of
Hawkpoint Partners Limited

Hugh Morgan
Executive Director

For and on behalf of
Panmure Gordon (UK) Limited

APPENDIX IV

Further information on Rightmove

PART A

Historical financial information on Rightmove

Basis of Information

The financial information contained in this Appendix IV, Part A does not constitute statutory accounts within the meaning of section 240 of the Companies Act. Audited statutory accounts for Rightmove plc have been delivered to the Registrar of Companies for each of the three years ended 31 December 2003, 2004 and 2005. Unqualified audited reports in accordance with the Companies Act for each of the three years ended 31 December 2003, 2004 and 2005 have been given and none of such audit reports contained a statement under section 237(2) or (3) of the Companies Act.

The financial information set out in Sections 1 and 2 of this Part A has been extracted without material adjustment from Rightmove plc's prospectus dated 22 February 2006 and was reported on without modification by the reporting accountants in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom.

The financial information in Section 1 of this Part A has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union ("IFRS"). The financial information in Section 2 of this Part A has been prepared in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). A reconciliation from UK GAAP to IFRS for the group's profit for the year ended 31 December 2004 and for its net assets as at 1 January 2004 and 31 December 2004 is provided in Note 23 to Section 1 of this Part A.

References to the "Company" in this Appendix IV refer to Rightmove plc.

Section 1

Historical financial information on Rightmove for the year ended 31 December 2004 and the year ended 31 December 2005

The financial information set out below of Rightmove plc (the "Company", and together with its subsidiary undertakings, "the Group") for the year ended 31 December 2004 and the year ended 31 December 2005 has been prepared by the Directors of the Company on the basis set out in note 1.

Rightmove plc

Consolidated income statement

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Revenue	2	9,182	18,199
Administrative expenses		(6,648)	(12,825)
Operating profit before AVM, HIPs and flotation costs		2,756	8,711
AVM development costs		(222)	(54)
HIPs development costs		—	(1,572)
Flotation costs		—	(1,711)
Operating profit	4	2,534	5,374
Financial income	8	89	189
Financial expenses	9	(13)	(27)
Net financial income		76	162
Profit before tax		2,610	5,536
Income tax expense	10	(789)	(2,158)
Profit for the year		1,821	3,378
Attributable to:			
Equity holders		1,821	3,378
Earnings per share (pence)			
Basic	5	1.54	2.86
Diluted	5	1.51	2.74

The results above relate to continuing operations.

Rightmove plc

Statement of recognised income and expense

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Deferred tax asset in respect of equity settled share options recognised directly in equity	17	—	1,666
Net income recognised directly in equity		—	1,666
Profit for the year		1,821	3,378
Total recognised income and expense for the year		1,821	5,044

Rightmove plc

Consolidated balance sheet

	Note	31 December 2004 £'000	31 December 2005 £'000
Non-current assets			
Property, plant and equipment	12	559	1,137
Intangible assets	11	1,115	2,222
Deferred tax asset	10	—	1,666
Total non-current assets		1,674	5,025
Current assets			
Trade and other receivables	14	2,297	2,450
Cash and cash equivalents	15	3,571	5,580
Total current assets		5,868	8,030
Total assets		7,542	13,055
Current liabilities			
Trade and other payables	16	(1,167)	(6,674)
Income tax payable		(772)	(692)
Total current liabilities		(1,939)	(7,366)
Non-current liabilities			
Deferred tax liabilities	10	(25)	(67)
Net assets		5,578	5,622
Equity			
Share capital	18	1	1
Retained earnings	19	5,577	5,621
Total equity		5,578	5,622

Rightmove plc

Consolidated statement of cash flows

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Cash flows from operating activities			
Profit for the year		1,821	3,378
Adjustments for:			
Depreciation charges		157	261
Amortisation charges		95	150
Loss on sale of property, plant and equipment		—	5
Investment income		(89)	(189)
Interest expense		13	27
Income tax expense		789	2,158
Operating profit before changes in working capital		2,786	5,790
Increase in trade and other receivables		(279)	(153)
Increase in trade and other payables		599	4,890
Cash generated from operations		3,106	10,527
Income taxes paid		(5)	(2,196)
Net cash from operating activities		3,101	8,331
Cash flow from investing activities			
Interest received		80	189
Acquisition of property, plant and equipment		(307)	(864)
Acquisition of computer software		(280)	(656)
Proceeds from sale of property, plant and equipment		—	36
Net cash from investing activities		(507)	(1,295)
Cash flow from financing activities			
Interest paid		(13)	(27)
Dividends paid		—	(5,000)
Net cash from financing activities		(13)	(5,027)
Net increase in cash and cash equivalents		2,581	2,009
Cash and cash equivalents at 1 January		990	3,571
Cash and cash equivalents at 31 December	15	3,571	5,580

Notes

(forming part of the financial information)

1. General information

Rightmove plc is a company incorporated in the United Kingdom under the Companies Act 1985.

Rightmove plc (formerly Rightmove.co.uk Limited which re-registered as a public company with effect from 14 February 2006) and its subsidiaries (together the "Group") operate in the provision of a property internet site and related services.

The financial information is derived from the audited statutory financial statements of Rightmove.co.uk Limited for the years ended 31 December 2004 and 31 December 2005, the audited statutory financial statements of Rightmove Limited for the period ended 31 December 2004 and the year ended 31 December 2005 and the audited statutory financial statements of Rightmove Home Information Packs Limited for the period ended 31 December 2005 to which no adjustments were considered necessary.

Basis of preparation

Rightmove plc has prepared statutory consolidated financial statements for the year ended 31 December 2005 which comply with International Financial Reporting Standards adopted for use in the European Union ("IFRS-EU") (the "2005 financial statements"). As a company seeking admission to the London Stock Exchange, Rightmove plc is required to present certain historical financial information in its prospectus on a basis consistent with these financial statements. The group's date of transition to IFRS-EU was 1 January 2004.

In addition to financial information under UK GAAP for the financial years ended 31 December 2004 and 31 December 2003, the Directors of Rightmove plc (the "Directors") have prepared financial information for the year ended 31 December 2004 (the "2004 restated financial information") and the year ended 31 December 2005 (the "2005 financial information") (together the "underlying financial information") in accordance with IFRS-EU.

The 2005 financial statements are the first financial statements prepared by Rightmove plc in accordance with IFRS-EU under the first-time adoption provisions set out in IFRS 1.

Rightmove plc is not required, by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its prospectus, financial information in accordance with IFRS-EU for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2004 restated financial information has been compiled. As a result, the 2004 restated financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with IFRS-EU.

The underlying financial information has been prepared in accordance with the recommendation of CESR for consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (CEST/05-054b) as to the presentation of information in prospectuses for entities transitioning to IFRS-EU.

Judgements and estimates

The preparation of financial information in conformity with IFRS-EU requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2. Summary of significant accounting policies

The financial information has been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

IFRS 1 exemptions

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 31 December 2005.

IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied in preparing this financial information.

The Group has taken the following exemptions available under IFRS 1:

(a) business combinations that took place prior to 1 January 2004 have not been restated according to IFRS 3 "Business combinations"; and

(b) not to apply IFRS 2 "Share-based payments" on options granted prior to 7 November 2002. See note 21 for further details, no options were granted after this date which vested before 1 January 2005.

The consolidated financial statements of the Group prior to 1 January 2005 had been prepared in accordance with Generally Accepted Accounting Principles in United Kingdom (UK GAAP). UK GAAP differs in certain respects from IFRS. The reconciliation in Note 23 explains the main differences.

Basis of consolidation

The consolidated financial information incorporates the financial information of the Company and the entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date that control commences until the date that control ceases.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Segment reporting

A business segment is a distinguishable component of the group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Company's primary format for segmental reporting is by business segment; further details of these segments are detailed below.

The company is in the process of developing new products, these include an Automated Valuation Model (AVM) and a system to produce Home Information Packs (HIPs). Once complete, the AVM will allow customers of the company to statistically value the majority of residential properties in the UK. The HIPs product is being developed in response to the Government's mandatory requirement for a HIP to be produced prior to a property being marketed in the UK from 1 June 2007.

To date no revenue has been earned on AVMs or HIPs, however costs have been incurred and assets purchased.

Goodwill

All business combinations are accounted for by applying the purchase method. Goodwill represents amounts arising on acquisition of subsidiaries, associates and joint ventures. In respect of business

acquisitions that have occurred since 1 January 2004, goodwill represents the difference between the cost of the acquisition and the fair value of the net identifiable assets acquired.

In respect of acquisitions prior to this date, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous GAAP. The classification and accounting treatment of business combinations that occurred prior to 1 January 2004 has not been reconsidered in preparing the Company's opening IFRS balance sheet at 1 January 2004.

Goodwill is stated at cost less any accumulated impairment losses. Goodwill is no longer amortised but is tested annually for impairment. This applies to all goodwill arising on acquisitions after 1 January 2004. IFRS 1 permits goodwill on acquisitions made before this date to be brought on to the balance sheet at 1 January 2004 at its carrying value under UK GAAP.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. Depreciation is provided to write off the cost less the estimated residual value of property, plant and equipment by equal annual instalments over their estimated useful economic lives as follows:

Office Equipment, Fixtures & Fittings	—	20% per annum
Computer Equipment	—	20% per annum

Impairment

The carrying value of the property, plant and equipment is reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount of property, plant and equipment is the greater of their fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Assets that have an indefinite useful life are not subject to amortisation but are tested for impairment annually and whenever there is an indication that they might be impaired. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

Goodwill was tested for impairment at the transition date, no impairment was deemed necessary.

Intangible assets

The company undertakes research and development activities in view of developing new products and improving the existing property website.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of a new product or substantially enhanced website is capitalised if the new product or the enhanced website is technically and commercially feasible and the company has sufficient resources to complete development.

The expenditure capitalised includes cost of materials, subcontractors and direct labour. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

Computer software is capitalised and is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged from the date the asset is brought into use.

Amortisation is provided to write off the cost less the estimated residual value of the computer software by equal annual instalments over its estimated useful economic life as follows:

Computer Software — 20% – 33.3% per annum

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits.

Leases

Operating lease rentals are charged to the income statement on a straight line basis over the period of the lease. Where cash is received in exchange for entering into a lease with rates above market value, this upfront payment is deferred and released on a straight line basis over the lease term.

Pensions

The company provides access to a Stakeholder Pension Scheme (defined contribution plan) into which employees may elect to contribute via salary deduction.

Employee share schemes

The share option programme allows certain senior management employees to acquire shares in the company.

An expense is recognised in the income statement over the period to which the employees became unconditionally entitled, on all share-based payment schemes granted after 7 November 2002, with a corresponding increase in equity. Awards made before this date are not accounted for under IFRS 2, as permitted under the transitional rules of IFRS 1. For awards made after 7 November 2002 the charge is based on the fair value to the employee of the option granted, calculated using an option pricing model.

Financial instruments

Treasury policies and management

The Group's treasury policies are designed to ensure that adequate financial resources are available for the development of the Group's businesses.

Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables.

Trade Payables

Trade payables are stated at amortised cost.

Trade payables are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Net financial income

Financial income comprises interest receivable on cash balances and deposits. Financing costs comprise interest payable on bank loans and overdrafts and other bank charges. Net financial income is recognised on an accruals basis.

Income tax

Income tax on the result for the period comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Revenue

Revenue represents the amounts (excluding value added tax) receivable from estate agents in respect of properties advertised on the website. After a short-term set-up period, revenue relating to properties advertised on the website is recognised in the month to which it relates. Resale properties are billed one month in advance and new home developments are typically billed monthly in arrears. Where invoices are raised on other than a monthly basis, the amounts are recognised as deferred revenue and released to the income statement on a monthly basis in line with the provision of services.

3. Segment reporting

Segmental reporting details are provided below:

For the year ended 31 December 2005:

	AVMs £'000	HIPs £'000	Property advertising £'000	Total £'000
Income statement information				
Segmental revenue	—	—	18,199	18,199
Depreciation and amortisation	—	32	379	411
Segmental operating (loss)/profit	(54)	(1,572)	7,000	5,374
Financial income				189
Financial expenses				(27)
Income tax expense				(2,158)
Profit for the year				3,378
Balance sheet information				
Capital expenditure	337	902	898	2,137
Property, plant and equipment	—	69	1,068	1,137
Intangible assets	336	801	1,085	2,222
Total assets	336	870	11,849	13,055
Total liabilities	—	—	(7,433)	(7,433)

For the year ended 31 December 2004:

	AVMs £'000	HIPs £'000	Property advertising £'000	Total £'000
Income statement information				
Segmental revenue	—	—	9,182	9,182
Depreciation and amortisation	—	—	252	252
Segmental operating (loss)/profit	(222)	—	2,756	2,534
Financial income				89
Financial expenses				(13)
Income tax expense				(789)
Profit for the year				1,821
Balance sheet information				
Capital expenditure	—	—	587	587
Property, plant and equipment	—	—	559	559
Intangible assets	—	—	1,115	1,115
Total assets	—	—	7,542	7,542
Total liabilities	—	—	(1,964)	(1,964)

All revenue is derived from external operations arising in the UK, and there is no inter-segmental revenue. There are no other separately identifiable business segment profit and losses or balance sheet items.

4. Operating profit

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Operating profit is stated after charging:		
Auditors' remuneration (audit)	17	30
Auditors' remuneration (non-audit)	—	444
Depreciation on plant, property and equipment	157	261
Amortisation of computer software	95	150
Operating lease rentals – Land and buildings	57	167
– Other	50	154
Automated Valuation Model – research costs	222	54
Home Information Packs – research costs	—	1,572
Flotation costs*	—	1,711

* Included in flotation costs are fees receivable by the auditors and their associates of £444,000 in respect of other services incurred in connection with a potential listing.

5. Earnings per share

	Earnings £'000	Weighted average number of shares	Per share amount Pence
Year ended 31 December 2004			
Basic EPS	1,821	117,870,500	1.54
Effect of dilutive securities	—	2,765,122	(0.03)
Diluted EPS	1,821	120,635,622	1.51
Year ended 31 December 2005			
Basic EPS	3,378	118,009,573	2.86
Effect of dilutive securities	—	5,429,011	(0.12)
Diluted EPS	3,378	123,438,584	2.74

For the purposes of the prospectus, basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of Shares of the Company on Admission assuming conversion of all 'A', 'B' and 'C' Shares taking into account the bonus issue on 13 February 2006. The calculation ignores shares issued to the Employee Benefit Trust and Shares subscribed for on Admission (see note 18). For diluted earnings per share, the weighted average number of shares is adjusted to allow a conversion of all dilutive 'B' Share options using an estimated market value at conversion.

6. Remuneration of directors

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Directors' emoluments	575	768

The aggregate emoluments of the highest paid director were £232,000 for the year ended 31 December 2004 and £280,000 for the year ended 31 December 2005. No contributions were made to any pension schemes on the behalf of directors.

The directors who served the group during the periods above were as follows:

EW Williams	
HD Hill	
RS Shipperley	
J Pridgeon	
JH Riley	
TM Shipside	(appointed 5 March 2004)
N McKittrick	(appointed 5 March 2004)
SR Marshall	(appointed 27 July 2004)
SE Forbes	(appointed 13 July 2005)

Since 1 January 2006, the following directors have been appointed or have resigned:

G Zacharias	(appointed 17 January 2006)
Jonathan Geoffrey William Agnew	(appointed 16 January 2006)
Nigel William Cooper	(appointed 16 January 2006)
Judith M Vezmar	(appointed 16 January 2006)
JH Riley	(resigned 21 February 2006)
TM Shipside	(resigned 14 February 2006)
SR Marshall	(resigned 14 February 2006)

Directors' interests

Ed Williams, Nick McKittrick and Miles Shipside held 1,960, 980 and 980 'B' Shares respectively at 31 December 2004 and 31 December 2005.

Directors' share options

At 31 December 2005 options over 'B' Shares were held by the following directors:

	At end of year	Original exercise price £	Original date from which exercisable	Expiry date
EW Williams	392	0.01	13/11/2004	18/01/2011
EW Williams	991	177.49	01/01/2007	29/06/2014
N McKittrick	196	0.01	13/11/2004	18/01/2011
N McKittrick	704	177.49	01/01/2007	29/06/2014
TM Shipside	196	0.01	13/11/2004	18/01/2011
TM Shipside	704	177.49	01/01/2007	29/06/2014
SR Marshall	704	177.49	01/01/2007	29/06/2014

The above options were adjusted by the bonus issue on 13 February 2006 and will become options over Shares on Admission (see note 18). In accordance with the terms on which they were granted, the Board has resolved that the options originally exercisable from 1 January 2007 may now be exercised at any time after Admission.

7. Employee numbers and costs

The average number of persons employed by the company (including directors) during the year, analysed by category, was as follows:

	Year ended 31 December 2004	Year ended 31 December 2005
Administration	59	124
Management	8	11
	67	135

The aggregate payroll costs of these persons were as follows:

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Wages and salaries	2,921	5,272
Social security costs	292	589
	3,213	5,861

8. Financial income

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Interest income	89	189
	89	189

9. Financial expenses

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Interest expense	1	2
Bank charges	12	25
	13	27

10. Income tax expense

Analysis of charge in year:

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
UK corporation tax		
Income tax for the year	772	2,114
Prior period adjustment	(3)	2
Total current tax	769	2,116
Deferred tax		
Origination/reversal of timing differences	20	42
Total tax in income statement	789	2,158

Factors affecting the tax charge for the current period

The current tax charge for the year is higher *(2004: higher)* than the standard rate of corporation tax in the UK, which is 30% *(2004: 30%)*. The differences are explained below:

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Current tax reconciliation		
Profit before tax	2,610	5,536
Current tax at 30% *(2004: 30%)*	783	1,661
Effects of:		
Expenses not deductible for tax purposes	19	495
(Decrease)/increase in unutilised tax losses	(10)	—
Adjustment in respect of prior years	(3)	2
Total tax charge (see above)	789	2,158

Deferred tax recognised directly in equity

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Relating to:		
Equity settled share options (see note 17)	—	1,666

Deferred tax recognised in income

The elements of deferred taxation provided are as follows:

	31 December 2004 £'000	31 December 2005 £'000
Difference between accumulated depreciation and amortisation and capital allowances	(25)	(67)
Deferred tax liability	(25)	(67)

An analysis of the movements in deferred tax is as follows:

	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000
Deferred tax liability at beginning of year	(5)	(25)
Deferred tax charged in income statement for the year	(20)	(42)
Deferred tax liability at end of year	(25)	(67)

11. Intangible assets

	Goodwill £'000	Computer Software £'000	Total £'000
Cost			
At 1 January 2004	2,441	307	2,748
Additions	—	280	280
At 31 December 2004	2,441	587	3,028
Amortisation			
At 1 January 2004	(1,709)	(109)	(1,818)
Charge for year	—	(95)	(95)
At 31 December 2004	(1,709)	(204)	(1,913)
Net book value			
At 31 December 2004	732	383	1,115
At 1 January 2004	732	198	930

	Goodwill £'000	Computer Software £'000	Total £'000
Cost			
At 1 January 2005	2,441	587	3,028
Additions	—	1,257	1,257
At 31 December 2005	2,441	1,844	4,285
Amortisation			
At 1 January 2005	(1,709)	(204)	(1,913)
Charge for year	—	(150)	(150)
At 31 December 2005	(1,709)	(354)	(2,063)
Net book value			
At 31 December 2005	732	1,490	2,222
At 1 January 2005	732	383	1,115

An impairment review was carried out on the Company's goodwill at 31 December 2004 and 31 December 2005. This did not result in any impairment being identified.

12. Property, plant and equipment

	Office Equipment, Fixtures & Fittings £'000	Computer Equipment £'000	Total £'000
Cost			
At 1 January 2004	37	803	840
Additions	3	304	307
At 31 December 2004	40	1,107	1,147
Additions	215	665	880
Disposals	—	(116)	(116)
At 31 December 2005	255	1,656	1,911
Depreciation			
At 1 January 2004	(17)	(414)	(431)
Charge for year	(7)	(150)	(157)
At 31 December 2004	(24)	(564)	(588)
Charge for year	(31)	(230)	(261)
Disposals	—	75	75
At 31 December 2005	(55)	(719)	(774)
Carrying amount			
At 31 December 2005	200	937	1,137
At 31 December 2004	16	543	559

13. Fixed asset investments

All shares in Group undertakings are held directly by Rightmove plc.

	Nature of business	Country of incorporation	Date of incorporation	Holding	Class of share
Rightmove Limited	Dormant	England and Wales	9 February 2004	100%	Ordinary
Rightmove Home Information Packs Limited	Dormant	England and Wales	12 April 2005	100%	Ordinary

14. Trade and other receivables

	31 December 2004 £'000	31 December 2005 £'000
Trade receivables	548	1,879
Amounts owed by related parties	73	157
Consortium relief receivable	1,563	—
Other debtors	9	14
Prepayments and accrued income	104	400
	2,297	2,450

15. Cash and cash equivalents

	31 December 2004 £'000	31 December 2005 £'000
Bank accounts	27	90
Deposit accounts	3,544	5,490
	3,571	5,580

16. Trade and other payables

	31 December 2004 £'000	31 December 2005 £'000
Trade payables	137	1,183
Amounts owed to associates	1	—
Other taxation and social security	571	957
Accruals and deferred income	458	4,534
	1,167	6,674

17. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net	
	Year ended 31 December 2005 £'000	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000	Year ended 31 December 2004 £'000	Year ended 31 December 2005 £'000	Year ended 31 December 2004 £'000
Property, plant and equipment	—	—	67	25	67	25
Equity settled share options	(1,666)	—	—	—	(1,666)	—
Net tax (assets)/liabilities	(1,666)	—	67	25	(1,599)	25

The deferred tax asset arising relates to the deferred tax on the equity settled share options. The asset has been calculated on the basis of the expected tax deduction that will be available on their exercise. The directors have estimated the market value of these options as at 31 December 2005 in making this calculation.

Movement in deferred tax during the year

	1 January 2005 £'000	Recognised in income £'000	Recognised in equity £'000	31 December 2005 £'000
Property, plant and equipment	25	42	—	67
Equity settled share options	—	—	(1,666)	(1,666)
	25	42	(1,666)	(1,599)

Movement in deferred tax during the prior year

	1 January 2004 £'000	Recognised in income £'000	Recognised in equity £'000	31 December 2004 £'000
Tax losses	(10)	10	—	—
Property, plant and equipment	15	10	—	25
Equity settled share options	—	—	—	—
	5	20	—	25

18. Called up share capital

	31 December 2004 £'000	31 December 2005 £'000
Authorised		
100,000 'A' Shares of £0.01 each	1	1
14,565 *(2004: 14,565)* 'B' Shares of £0.01 each	—	—
2,353 'C' Shares of £0.01 each	—	—
	1	1
Allotted, called up and fully paid		
100,000 'A' Shares of £0.01 each	1	1
5,037 *(2004: 4,802)* 'B' Shares of £0.01 each	—	—
2,353 'C' Shares of £0.01 each	—	—
	1	1

On 7 November 2003 the shareholders approved a reduction of capital and the utilisation of certain reserves in order to eliminate the deficit on the profit and loss reserve of the company. On this date it was also resolved to cancel 729 'B' Shares. These resolutions were subsequently approved by the High Court on 10 December 2003.

As a result of the reduction in capital a special reserve was created. The company is entitled to release this special reserve to the income statement upon payment of all creditors of the company existing at the date of the capital reduction. This condition was fulfilled during the year ended 31 December 2004 and the special reserve was released to the income statement during that year.

By special resolution passed on 10 January 2005, the Company adopted new articles of association varying the rights attaching to the 'A' Shares, the 'B' Shares and the 'C' Shares.

On 15 June 2005, the Company issued 235 'B' Shares to Andrews Estate Agencies Limited at par value.

By written resolution signed on 9 and 10 February 2006, it was resolved:

(i) to amend the Company's articles of association to permit the capitalisation of distributable reserves and the application of the capitalised sum (i) for the benefit of all members, regardless of whether their shares carry dividend rights, and (ii) in paying up Shares issued upon the exercise of options where the adjusted option exercise price is less than the nominal value of the Shares;

(ii) that the authorised share capital of the Company be increased to £3,000,000 comprising 277,000,000 'A' Shares, 20,000,000 'B' Shares and 3,000,000, 'C' Shares by the creation of a further 276,900,000 new 'A' Shares, 19,985,435 new 'B' Shares and 2,997,647 new 'C' Shares and the memorandum of association of the Company be amended to reflect the changes to the Company's share capital made pursuant to this resolution; and

(iii) to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue up to 8,500 'B' Shares to the Company's employee benefit trust.

On 10 February 2006, the Company issued 7,848 'B' Shares to the employee benefit trust.

By written resolution signed on 13 February 2006, it was resolved:

(i) to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue by way of bonus issue up to 109,900,000 'A' Shares, 14,500,000 'B' Shares and 2,585,947 'C' Shares to the holders of 'A' Shares, 'B' Shares and 'C' Shares on the basis of 1,099 new Shares of the relevant class for each Shares of that class then in issue on terms that the new shares so issued are to be fully paid up by capitalising an amount of up to £1,269,860 standing to the credit of the Company's distributable reserves and applying such amount in paying up the new shares;

(ii) subject to Admission, to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue 5,820,100 Shares pursuant to the exercise of options; and

(iii) to authorise the Directors to capitalise an amount of up to £8,700 standing to the credit of the Company's distributable reserves and appropriate such sum in favour of optionholders where the adjusted option exercise price is less than the nominal value of the Shares.

On 13 February 2006, the Company allotted and issued by way of bonus 109,900,000 'A' Shares, 14,160,615 'B' Shares and 2,585,947 'C' Shares to the holders of 'A' Shares, 'B' Shares and 'C' Shares respectively on the basis of 1,099 new shares of the relevant class for each shares of that class then in issue on terms that the new shares so issued are fully paid up by capitalising an amount of up to £1,266,465 standing to the credit of the Company's distributable reserves.

Upon Admission, all of the 'B' Shares and the 'C' Shares convert automatically in accordance with their terms into 'A' Shares, and all 'A' Shares shall be re-designated as Shares.

19. Reconciliation of movement in capital and reserves

	Other reserves £'000	Retained earnings £'000	Share capital £'000	Total £'000
At 1 January 2004	3,756	—	1	3,757
Profit for year	—	1,821	—	1,821
Transfer from special reserve	(3,756)	3,756	—	—
At 31 December 2004	—	5,577	1	5,578
At 1 January 2005	—	5,577	1	5,578
Profit for year	—	3,378	—	3,378
Dividends to shareholders	—	(5,000)	—	(5,000)
Deferred tax asset-equity settled share options	—	1,666	—	1,666
At 31 December 2005	—	5,621	1	5,622

During the year a dividend of £5,000,000 was paid to shareholders (*2004: nil*).

20. Operating lease commitments

Non-cancellable operating lease rentals are payable as follows:

	31 December 2005 Plant & Machinery £'000	31 December 2005 Other £'000	31 December 2005 Total £'000	31 December 2004 Plant & Machinery £'000	31 December 2004 Other £'000	31 December 2004 Total £'000
Less than one year	272	235	507	143	67	210
Between one and five years	272	839	1,111	230	—	230
More than five years	—	—	—	—	—	—
	544	1,074	1,618	373	67	440

21. Share based payments

In July 2004, the Company established a share option programme that entitles key management personnel and senior employees to purchase shares in the entity under the EMI Plan.

Additionally, options had been granted pursuant to the original version of the EMI Plan prior to 7 November 2002. The recognition and measurement principles in IFRS 2 have not been applied to these option plans in accordance with the transitional provisions in IFRS 1.

The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

Grant date	Number of instruments	Exercise price £	Vesting conditions	Date from which exercisable	Expiry date
Options granted in January and February 2001	784	0.01	Service until 13/11/2004	13/11/2004	18/01/2011
Options granted on 30 July 2004	4,507	177.49	Service until 01/01/2007	01/01/2007	29/06/2014
	5,291				

No share options were forfeited during the periods for which IFRS financial information is presented.

No share options were exercised during the periods for which IFRS financial information is presented.

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black Scholes model. The contractual life of the options is used as an input into this model. Expectations of early exercise are incorporated into the model.

Fair value at grant date (£/share)	nil
Share price at grant date (estimated)	£10.15
Exercise price	£177.49
Expected volatility (expressed as weighted average volatility used in the modelling under Black Scholes model)	40%
Option life	29 months
Expected dividend yield	0%
Risk-free interest rate (based on national government bonds)	5.5%

Due to the fact that the company is unlisted, the expected volatility was estimated based on historic volatility of comparable listed companies.

As shown in the table above, the fair value of the share options granted post 7 November 2002 is nil and therefore, no charge was made in the income statement for the years ended 31 December 2005 and 31 December 2004.

Share options are granted under a service condition. Such conditions are not taken into account in the fair value measurement of the services received. There are no market conditions associated with the share option grants.

22. Related party disclosures

Rightmove plc is currently owned and controlled by four shareholders that between them own 100% of the ordinary 'A' class shares. Their respective holdings are: Countrywide Estate Agents (30%), Halifax Estate Agencies Limited (30%), Connells Limited (30%) and RSA e-Holdings Limited (10%).

Each of the 'A' shareholders has one appointed board representative, all having equal voting rights. The Group's transactions and balances with related parties were as follows:

	31 December 2004 £'000	31 December 2005 £'000
Amounts owed by associates		
Countrywide plc	37	8
Sequence (UK) Limited (Connells Limited)	36	107
Connells Residential	—	—
Halifax Estate Agencies Limited	—	42
	73	157
Amounts invoiced to associates		
Countrywide plc	1,035	1,394
Halifax Estate Agencies Limited	402	434
Connells Residential	197	227
Sequence (UK) Limited (Connells Limited)	391	442
	2,025	2,497
Amounts invoiced by associates		
Countrywide plc	24	3
Sequence (UK) Limited (Connells Limited)	—	10
Connells Residential	3	—
Halifax Estate Agencies Limited	—	7
	27	20
Dividends paid		
Countrywide plc	—	1,500
Halifax Estate Agencies Limited	—	1,500
RSA e-Holdings Limited	—	500
Connells Limited	—	1,500
	—	5,000
Consortium relief receivable		
Countrywide plc	453	—
Halifax Estate Agencies Limited	453	—
RSA e-Holdings Limited	453	—
Connells Limited	203	—
	1,562	—
Amounts owed to associates		
Countrywide Assured Financial Services Limited	956	—
	956	—

Directors' transactions

There were no material transactions with directors for the year ended 31 December 2005 and for the year ended 31 December 2004.

23. Explanation of transition to IFRS

As stated in Note 1, this is the Group's first consolidated financial information prepared in accordance with IFRS.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended 31 December 2005 and for the year ended 31 December 2004.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from previous GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables. The format of the UK GAAP column has been adapted to the IFRS format.

	UK GAAP 1 January 2004 £'000	Effect of transition to IFRS 1 January 2004 £'000	IFRS 1 January 2004 £'000	UK GAAP 31 December 2004 £'000	Effect of transition to IFRS 31 December 2004 £'000	IFRS 31 December 2004 £'000
Non current assets						
Property, plant and equipment	607	(198)	409	942	(383)	559
Intangible assets	732	198	930	244	871	1,115
Total non-current assets	1,339	—	1,339	1,186	488	1,674
Current assets						
Trade and other receivables	2,009	—	2,009	2,297	—	2,297
Cash and cash equivalents	990	—	990	3,571	—	3,571
Total current assets	2,999	—	2,999	5,868	—	5,868
Total assets	4,338	—	4,338	7,054	488	7,542
Current liabilities						
Trade and other payables	(569)	—	(569)	(1,167)	—	(1,167)
Income tax payable	(7)	—	(7)	(772)	—	(772)
Total current liabilities	(576)	—	(576)	(1,939)	—	(1,939)
Non current liabilities						
Deferred tax liability	(5)	—	(5)	(25)	—	(25)
Net assets	3,757	—	3,757	5,090	488	5,578
Share capital	1	—	1	1	—	1
Retained earnings	—	—	—	5,089	488	5,577
Special Reserve	3,756	—	3,756	—	—	—
Total equity	3,757	—	3,757	5,090	488	5,578

Reconciliation of profit for the year ended 31 December 2004:

	UK GAAP £'000	Effect of transition to IFRS £'000	IFRS £'000
Revenue	9,182	—	9,182
Administrative expenses	(7,136)	488	(6,648)
Operating profit before AVM costs	2,268	488	2,756
AVM development costs	(222)	—	(222)
Operating profit	2,046	488	2,534
Financial income	89	—	89
Financial expense	(13)	—	(13)
Profit before tax	2,122	488	2,610
Income tax expense	(789)	—	(789)
Retained profit	1,333	488	1,821

Notes to the reconciliation of equity and profit for the year ended 31 December 2004

The following adjustments were made to the previously reported UK GAAP information as at 31 December 2004:

Amortisation of purchased goodwill

UK GAAP: Goodwill was amortised over a period of five years and was subject to testing for impairment when circumstances indicated that the carrying value may not be recoverable.

IFRS (as required by IFRS 3 and by concession under IFRS 1): Goodwill is not amortised but is tested annually for impairment. This applies to all goodwill arising on acquisitions after 1 January 2004. IFRS 1 permits goodwill on acquisitions made before this date to be brought on to the balance sheet at 1 January 2004 at its carrying value under UK GAAP.

Accounting impact at 31 December 2004:

Income statement: Profit before tax increased by £488,000, being the amount amortised in the year ended 31 December 2004 under UK GAAP.

Balance sheet: An increase to shareholders' funds of £488,000 as purchased goodwill remains at its 1 January 2004 carrying value.

Other adjustments

Smaller adjustments have also been made to reflect IFRS reclassifications and presentational requirements.

Explanation of material adjustments to the cash flow statement for the year ended 31 December 2004

There are no material adjustments to the cash flow statement for the year ended 31 December 2004. All adjustments made are for presentation only.

24. Post balance sheet events

On 30 January 2006, the Company acquired a 25 per cent. stake in TMG Holdings Limited, the holding company of a wholly owned subsidiary, TM Property Service Ltd ("TM") for £3.25 million. TM is a leading provider of legal searches in the UK, and a holder of one of three national land information service licences.

In addition, TM is expected to be the sole legal search provider to the Rightmove HIPs business after the planned June 2007 launch. The 75% shareholding is held by Halifax, Connells and Countrywide.

On 14 February 2006, the Company changed its name to Rightmove plc and re-registered as a public company.

Between 9 February 2006 and 13 February 2006, the share capital of the Company was reorganised (see note 18 above).

On 22 February 2006, SE Forbes acquired 619,300 'A' Shares from the Corporate Selling Shareholders in equal shares.

Section 2

Historical financial information on Rightmove for the year ended 31 December 2003 and the year ended 31 December 2004

The financial information set out below of Rightmove plc (the "Company", and together with its subsidiary undertakings, the "Group") for the years ended 31 December 2003 and 31 December 2004 has been prepared by the Directors of the Company on the basis set out in note 1a.

Rightmove plc

Consolidated profit and loss account

	Note	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Turnover	1	4,943	9,182
Administrative expenses		(4,652)	(7,136)
Operating profit before goodwill amortisation and AVM development costs		779	2,756
Goodwill amortisation		(488)	(488)
AVM development costs		—	(222)
Operating profit		291	2,046
Other interest receivable and similar income	6	25	89
Interest payable and similar charges	7	(5)	(13)
Profit on ordinary activities before taxation	2	311	2,122
Tax on profit on ordinary activities	8	(251)	(789)
Retained profit for the financial year	17	60	1,333
Earnings per share (pence)			
Basic	3	0.05	1.13
Diluted	3	0.05	1.10

There is no difference between the reported results above and those on an unmodified historical cost basis.

The results above relate to continuing operations.

Statement of total recognised gains and losses

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Profit for the financial year	60	1,333
Total recognised gains and losses	60	1,333

Rightmove plc
Consolidated balance sheet

	Note	At 31 December 2003 £'000	At 31 December 2004 £'000
Fixed assets			
Intangible assets	9	732	244
Tangible assets	10	608	942
		1,340	1,186
Current assets			
Debtors	12	2,009	2,297
Cash at bank and in hand		990	3,571
		2,999	5,868
Creditors			
Amounts falling due within one year	13	(577)	(1,939)
Net current assets		2,422	3,929
Total assets less current liabilities		3,762	5,115
Provisions for liabilities and charges	14	(5)	(25)
Net assets		3,757	5,090
Capital and reserves			
Called up share capital	15	1	1
Share premium account	16	—	—
Profit and loss account	16	—	5,089
Special reserve	16	3,756	—
		3,757	5,090
Shareholders' funds			
Equity		3,757	5,090
Non-equity		—	—
	17	3,757	5,090

Rightmove plc
Consolidated cash flow statement

	Note	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Reconciliation of operating profit to net cash flow from operating activities			
Operating profit		291	2,046
Depreciation charges	10	168	252
Goodwill amortisation	9	488	488
(Increase)/decrease in debtors		150	(279)
Increase/(decrease) in creditors		(691)	598
Net cash inflow from operating activities		406	3,105
Returns on investments and servicing of finance			
Interest received		25	80
Interest paid		(5)	(13)
Net cash inflow from returns on investments and servicing of finance		20	67
Taxation			
UK corporation tax paid		—	(5)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	10	(299)	(586)
Cash inflow before financing and increase in cash in the period	19	127	2,581
Reconciliation of net cash flow to movement in net cash			
Increase in cash in the period		127	2,581
Net cash at the start of the period		863	990
Net cash at the end of the period	19	990	3,571

Notes

1a. Basis of preparation

Rightmove plc (formerly Rightmove.co.uk Limited), which re-registered as a public company with effect from 14 February 2006 and its subsidiary undertakings (together the "Group"), operate in the provision of a property internet site and related services.

Rightmove plc is a company incorporated in the United Kingdom under the Companies Act 1985.

The financial information is derived from the audited statutory financial statements of Rightmove.co.uk Limited for the years ended 31 December 2003 and 31 December 2004, and the audited statutory financial statements of Rightmove Limited for the period ended 31 December 2004 to which no adjustments were considered necessary.

1b. Accounting policies

The following accounting policies have been applied consistently in dealing with items, which are considered material in relation to the Group's financial statements.

Basis of preparation

The financial information has been prepared in accordance with applicable accounting standards, and under the historical cost accounting rules.

Basis of consolidation

The consolidated financial information incorporates the accounts of the Company and all Group undertakings. Acquisitions are accounted for under the acquisition method. The results of companies acquired or disposed of are included in the profit and loss account after, or up to the date that control passes respectively. All intra-Group transactions, balances, income and expenses are eliminated on consolidation.

Goodwill

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on business acquisitions is capitalised. Goodwill is amortised by equal annual instalments over its estimated economic useful life of five years. Any impairment charge is included within operating results.

Fixed assets and depreciation

Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Office Equipment, Fixtures & Fittings	—	20% per annum
Computer Equipment	—	20% per annum
Computer Software	—	33.3% per annum

Website and AVM development costs are expensed to the profit and loss account as incurred.

Research and development expenditure

Expenditure on research and development is written off to the profit and loss account in the year in which it is incurred.

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Pensions

The Company provides access to a Stakeholder Pension Scheme into which employees may elect to contribute via salary deduction.

Employee share schemes

The cost of awards that take the form of shares or rights to shares are recognised over the period of the employee's related performance. Where there are no performance criteria, the cost is recognised when the employee becomes conditionally entitled to the shares.

Taxation

The charge for taxation is based on the result for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19.

Turnover

Turnover represents the amounts (excluding value added tax) derived from the provision of goods and services to customers.

Interest

Interest receivable is credited to the profit and loss account when earned. Interest payable is charged to the profit and loss account when incurred.

2. Profit on ordinary activities before taxation

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Profit on ordinary activities before taxation is stated after charging:		
Auditor's remuneration	14	17
Depreciation of tangible fixed assets	168	252
Amortisation of goodwill	488	488
Operating lease rentals (land and buildings)	34	57

3. Earnings per share

	Earnings £'000	Weighted average number of shares	Per share amount Pence
Year ended 31 December 2003			
Basic EPS	60	114,732,787	0.05
Effect of dilutive securities	—	4,678,500	—
Diluted EPS	60	119,411,287	0.05
Year ended 31 December 2004			
Basic EPS	1,333	117,870,500	1.13
Effect of dilutive securities	—	2,765,122	(0.03)
Diluted EPS	1,333	120,635,622	1.10

For the purposes of the prospectus, basic earnings per share has been calculated by dividing earnings attributable to ordinary shareholders by the weighted average number of Shares of the Company on Admission assuming conversion of all 'A', 'B' and 'C' Shares taking into account the bonus issue on 13 February 2006. The calculation ignores shares issued to the Employee Benefit Trust and Shares subscribed for on Admission (see note 15). For diluted earnings per share, the weighted average number of shares is adjusted to allow a conversion of all dilutive 'B' Share options using an estimated market value at conversion.

4. Directors

The directors who served with the Company during the two years ended 31 December 2004 were as follows:

EW Williams	
HD Hill	
RS Shipperley	
CM Taylor	(resigned 22 October 2003)
G Turner	(resigned 6 June 2003)
J Pridgeon	(appointed 6 June 2003)
JH Riley	(appointed 22 October 2003)
TM Shipside	(appointed 5 March 2004)
N McKittrick	(appointed 5 March 2004)
SR Marshall	(appointed 27 July 2004)

Directors' interests

On 24 November 2003 Ed Williams, Nick McKittrick and Miles Shipside acquired 1,960, 980 and 980 'B' Shares respectively at a price of £0.01/share through the exercise of options. No options were exercised by the directors during the year ended 31 December 2004.

Share options

At 31 December 2004, options over 'B' Shares were held by the following directors:

	Number	Original exercise price £	Original date from which exercisable	Expiry Date
EW Williams	392	0.01	13/11/2004	18/01/2011
EW Williams	991	177.49	01/01/2007	29/06/2014
N McKittrick	196	0.01	13/11/2004	18/01/2011
N McKittrick	704	177.49	01/01/2007	29/06/2014
TM Shipside	196	0.01	13/11/2004	18/01/2011
TM Shipside	704	177.49	01/01/2007	29/06/2014
SR Marshall	704	177.49	01/01/2007	29/06/2014

The above options were adjusted by the bonus issue on 13 February 2006 and will become options over Shares on Admission (see note 15). In accordance with the terms on which they were granted, the Board has resolved that the options originally exercisable from 1 January 2007 may now be exercised at any time after Admission.

Remuneration of directors

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Aggregate emoluments	211	575

The aggregate emoluments of the highest paid director were £232,000 *(2003: £211,000).* No contributions were made to any pension schemes on behalf of the directors.

5. Employee numbers and costs

The average number of persons employed by the Group (including directors) during the year, analysed by category, was as follows:

	Number of employees	
	Year ended 31 December 2003	Year ended 31 December 2004
Administration	36	59
Management	7	8
	43	*67*

The aggregate payroll costs of these persons were as follows:

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Wages and salaries	1,889	2,492
Social security costs	205	292
	2,094	2,784

6. Other interest receivable and similar income

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Bank interest	25	89
	25	89

7. Interest payable and similar charges

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
On bank loans and overdrafts	1	1
Bank charges	4	12
	5	13

8. Taxation

Analysis of charge in year

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
UK corporation tax		
Corporation tax for the year	7	772
Prior year adjustment	—	(3)
Total current tax	7	769
Deferred tax		
Origination/reversal of timing differences (see note 14)	244	20
Tax charge on profit on ordinary activities	251	789

Factors affecting the tax charge for the current year

The current tax charge for the year ended 31 December 2004 is higher *(2003: lower)* than the standard rate of corporation tax in the UK of 30% *(2003: 30%)*. The differences are explained below:

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Current tax reconciliation		
Profit on ordinary activities before tax	311	2,122
Current tax at 30% (2003: 30%)	93	637
Effects of:		
Expenses not deductible for tax purposes (primarily goodwill amortisation)	158	155
Capital allowances for period in excess of depreciation	(5)	(10)
Decrease in unutilised tax losses	(239)	(10)
Adjustment in respect of prior years	—	(3)
Total current tax charge (see above)	7	769

9. Intangible fixed assets

	Goodwill £'000
Cost	
As at 1 January 2003, 31 December 2003 and 31 December 2004	2,441
Amortisation	
At 1 January 2003	(1,221)
Charged in year	(488)
At 31 December 2003	(1,709)
Charged in year	(488)
At 31 December 2004	(2,197)
Net book value	
At 31 December 2004	244
At 31 December 2003	732

10. Tangible fixed assets

	Office Equipment, Fixtures & Fittings £'000	Computer Equipment & Software £'000	Total £'000
Cost			
At 1 January 2003	33	815	848
Additions	4	295	299
At 31 December 2003	37	1,110	1,147
Additions	2	584	586
At 31 December 2004	39	1,694	1,733
Depreciation			
At 1 January 2003	(11)	(360)	(371)
Charge for year	(6)	(162)	(168)
At 31 December 2003	(17)	(522)	(539)
Charge for year	(7)	(245)	(252)
At 31 December 2004	(24)	(767)	(791)
Net book value			
At 31 December 2004	15	927	942
At 31 December 2003	20	588	608

11. Fixed asset investments

List of Subsidiary Undertakings

All shares in Group undertakings are held directly by Rightmove plc.

	Nature of business	Country of incorporation	Date of incorporation	Holding	Class of share
Rightmove.co.uk Limited	Dormant	England and Wales	9 February 2004	100%	Ordinary
Rightmove Home Information Packs Limited	Dormant	England and Wales	12 April 2005	100%	Ordinary

12. Debtors

	At 31 December 2003 £'000	At 31 December 2004 £'000
Trade debtors	329	545
Amounts owed by associates	—	76
Consortium relief receivable	1,563	1,563
Other debtors	—	9
Prepayments and accrued income	117	104
	2,009	2,297

13. Creditors: amounts falling due within one year

	At 31 December 2003 £'000	At 31 December 2004 £'000
Trade creditors	112	137
Amounts owed to associates	4	1
Taxation and social security	258	571
Corporation tax	8	771
Accruals and deferred income	195	459
	577	1,939

14. Provisions for liabilities and charges

The elements of deferred taxation provided are as follows:

	At 31 December 2003 £'000	At 31 December 2004 £'000
Difference between accumulated depreciation and amortisation and capital allowances	(15)	(25)
Tax losses	10	—
Deferred tax liability	(5)	(25)

An analysis of the movements in deferred tax is as follows:

	At 31 December 2003 £'000	At 31 December 2004 £'000
Deferred tax asset/(liability) at beginning of year	239	(5)
Deferred tax charged in profit and loss account for the year	(244)	(20)
Deferred tax liability at end of year	(5)	(25)

15. Called up share capital

	At 31 December 2003 £'000	At 31 December 2004 £'000
Authorised		
100,000 'A' Shares of £0.01 each	1	1
14,565 *(2003: 14,565)* 'B' Shares of £0.01 each	—	—
2,353 'C' Shares of £0.01 each	—	—
	1	1
Allotted, called up and fully paid		
100,000 'A' Shares of £0.01 each	1	1
4,802 *(2003: 4,802)* 'B' Shares of £0.01 each	—	—
2,353 'C' Shares of £0.01 each	—	—
	1	1

On 7 November 2003 a resolution was passed to approve a reduction of capital and the utilisation of certain reserves in order to eliminate the deficit on the profit and loss reserve of the Company. On this date it was also resolved to cancel 729 'B' Shares. This resolution was subsequently approved by the High Court on 10 December 2003.

On 24 November 2003 the company issued 3,920 'B' Shares for cash at par due to the exercise of share options.

As a result of the reduction in capital a special reserve was created. The company was entitled to release this special reserve to the profit and loss account upon payment of all creditors of the company existing at the date of the capital reduction. This condition was fulfilled during the year ended 31 December 2004 and the special reserve was released to the profit and loss account in that year.

By special resolution passed on 10 January 2005, the Company adopted new articles of association varying the rights attaching to the 'A' Shares, the 'B' Shares and the 'C' Shares.

On 15 June 2005, the Company issued 235 'B' Shares to Andrews Estate Agencies Limited at par value.

By written resolution signed on 9 and 10 February 2006, it was resolved:

(i) to amend the Company's articles of association to permit the capitalisation of distributable reserves and the application of the capitalised sum (i) for the benefit of all members, regardless of whether their shares carry dividend rights, and (ii) in paying up Shares issued upon the exercise of options where the adjusted option exercise price is less than the nominal value of the Shares;

(ii) that the authorised share capital of the Company be increased to £3,000,000 comprising 277,000,000 'A' Shares, 20,000,000 'B' Shares and 3,000,000, 'C' Shares by the creation of a further 276,900,000 new 'A' Shares, 19,985,435 new 'B' Shares and 2,997,647 new 'C' Shares and the memorandum of association of the Company be amended to reflect the changes to the Company's share capital made pursuant to this resolution; and

(iii) to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue up to 8,500 'B' Shares to the Company's employee benefit trust.

On 10 February 2006, the Company issued 7,848 'B' Shares to the employee benefit trust.

By written resolution signed on 13 February 2006, it was resolved:

(i) to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue by way of bonus issue up to 109,900,000 'A' Shares, 14,500,000 'B' Shares and 2,585,947 'C' Shares to the holders of 'A' Shares, 'B' Shares and 'C' Shares on the basis of 1,099 new Shares of the relevant class for each Shares of that class then in issue on terms that the new shares so issued are to be fully paid up by capitalising an amount of up to £1,269,860 standing to the credit of the Company's distributable reserves and applying such amount in paying up the new shares;

(ii) subject to Admission, to authorise the Directors pursuant to section 80 Companies Act 1985 to allot and issue 5,820,100 Shares pursuant to the exercise of options; and

(iii) to authorise the Directors to capitalise an amount of up to £8,700 standing to the credit of the Company's distributable reserves and appropriate such sum in favour of optionholders where the adjusted option exercise price is less than the nominal value of the Shares.

On 13 February 2006, the Company allotted and issued by way of bonus 109,900,000 'A' Shares, 14,160,615 'B' Shares and 2,585,947 'C' Shares to the holders of 'A' Shares, 'B' Shares and 'C' Shares respectively on the basis of 1,099 new shares of the relevant class for each shares of that class then in issue on terms that the new shares so issued are fully paid up by capitalising an amount of up to £1,266,465 standing to the credit of the Company's distributable reserves.

Upon Admission, all of the 'B' Shares and the 'C' Shares convert automatically in accordance with their terms into 'A' Shares, and all 'A' Shares shall be re-designated as Shares.

16. Share premium and reserves

	Special reserve account £'000	Share premium account £'000	Profit and loss account £'000
At 1 January 2003	—	10,332	(6,636)
Reduction of capital (see note 15)	3,696	(10,332)	6,636
Result for year	—	—	60
Transfer (see note 15)	60	—	(60)
At 31 December 2003	3,756	—	—
Result for year	—	—	1,333
Transfer (see note 15)	(3,756)	—	3,756
At 31 December 2004	—	—	5,089

17. Reconciliation of movements in shareholders' funds

	2003 £'000	2004 £'000
Profit for the financial year	60	1,333
Net addition in shareholders' funds	60	1,333
Opening shareholders' funds	3,697	3,757
Closing shareholders' funds	3,757	5,090

18. Operating lease commitments

Annual commitments under non-cancellable operating leases were as follows:

	At 31 December 2003 Plant & Machinery £'000	At 31 December 2003 Other £'000	At 31 December 2004 Plant & Machinery £'000	At 31 December 2004 Other £'000
Operating leases which expire:				
Within one year	—	36	—	2
In the second to fifth years inclusive	—	—	143	61
	—	36	143	63

19. Analysis of net cash

Cash in hand	At 31 December 2003 £'000	At 31 December 2004 £'000
At 1 January	863	990
Cashflow	127	2,581
At 31 December	990	3,571

20. Related party disclosures

Rightmove plc is currently owned and controlled by four shareholders that between them own 100% of the 'A' Shares. Their respective holdings are: Countrywide plc (30%), Halifax Estate Agencies Limited (30%), Connells Limited (30%) and RSA e-Holdings Limited (10%).

Each of the 'A' shareholders has one appointed board representative, all having equal voting rights.

Transactions and balances with related parties were as follows:

	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Amounts invoiced to associates		
Countrywide plc	1,017	1,035
Halifax Estate Agencies Limited	438	402
Sequence (UK) Limited (RSA e-Holdings Limited)	320	—
Connells Residential	190	197
Sequence (UK) Limited (Connells Limited)	102	391
	2,067	2,025
Amounts owed by associates		
Countrywide plc	—	39
Sequence (UK) Limited (Connells Limited)	—	37
	—	76
Amounts owed to associates		
Countrywide Assured Financial Services Limited	4	1
Countrywide Assured Group plc	—	—
	4	1
Consortium relief receivable		
Countrywide plc	453	453
Halifax Estate Agencies Limited	453	453
RSA e-Holdings Limited	453	453
Connells Limited	204	204
	1,563	1,563
Amounts invoiced by associates		
Countrywide plc	23	24
Connells Residential	—	3
	23	27

Section 3

Unaudited interim results of Rightmove for the six months to 30 June 2006

Highlights

- Operating profit up 138% to £8.3m (2005: £3.5m) before Home Information Pack project costs, flotation costs and share option charges
- Revenue doubled to £15.1m (2005: £7.6m)
- Net cash of £5.2m (2005: £3.0m)
- Number of advertisers up 53% to 14,680
- Average price paid per advertiser per month up 22% to £181
- Visits to Rightmove.co.uk up 75% to 15.4m per month and page impressions up 93% to 227.3m per month
- Proposed interim dividend of 1.5p per ordinary share

Overview

We are pleased to report a strong performance from Rightmove for our first interim results as a public company, following flotation on 15 March 2006.

Operating profit grew by 138% to £8.3m, before Home Information Pack project costs, flotation costs and share option charges.

The substantial increase in operating profit was achieved through continued rapid revenue growth. Revenue, at £15.1m was up 99% for the same period last year. Revenue growth was achieved both through increased sales and price rises. The advertising base grew by 53% to 14,680 advertising estate agency, lettings agency and new homes developments. Average price paid per advertiser increased by 22% to £181 per month.

Operating margins improved despite incremental public company expenses as overall costs grew at a significantly lower rate than revenue, up 67% at £6.8m.

Following a government change to the proposed legislative framework for Home Information Packs ("HIPs") announced on 18 July 2006, the Board decided to both stop development of a HIPs platform and to dispose of a related minority interest investment in property search service, TMG Holdings Ltd ("TM"). Rightmove had invested approximately £7.0m in developing its HIPs platform and will incur a further £1.2m of exit costs.

The Board intends to pay an interim dividend of 1.5p per ordinary share once certain technical conditions (set out below) have been met.

On-line advertising

The first six months have seen rapid growth in our on-line advertising business with over 5,000 new advertisers subscribing to Rightmove. Growth has been particularly strong with estate agency, lettings and new homes advertisers across all regions of Great Britain.

We entered 2006 with a market penetration among estate agents of 62% nationally, and have seen this increase to 74% with strong growth in all areas of the country and in all sectors of the market. Among estate agents specialising in the premium end of the market, the gains have been significant and include Savills, Knight Frank, Hamptons, Strutt & Parker, Stags and Douglas & Gordon.

We no longer see an upper limit of 80% on estate agent market penetration. This is evidenced by three out of ten regions having already breached this level, with East Anglia at 87%, closely followed by the South East and East Midlands at 86% each.

Growth among lettings agents, new home developers and overseas agents has been greater than estate agents in percentage terms, though this reflects the lower starting base. Rental only agents total over 1,523, up from 232 a year ago, new homes developments total 2,367, up from 1,369, and overseas total 430 compared to 220 at the end of June 2005.

Significant new advertisers amongst new homes developers include George Wimpey, Redrow and David Wilson Homes, taking us to the position where eighteen of the top twenty developers list some or all their developments on Rightmove.co.uk.

During the first half of 2005 the Rightmove service was being sold to new estate agency advertisers at a monthly cost of £195, with existing advertisers paying £150. During the same period this year we have sold to new agents at £250, with existing advertisers paying £195. Overall across all our customer base the average price per customer is £181 per month as at June 2006, up 22% on a year ago.

In 2006 Rightmove has regularly been in the top ten UK websites in terms of page impressions and has gained market share over our competitors. Amongst the top four property websites Rightmove accounts for four out of every five pages of property information viewed.

Home Information Packs

On 26 July 2006, the Board announced its intention to discontinue its HIPs initiative.

In June, the government laid down the regulations to govern the content of HIPs, the regulation of Home Inspectors and the compliance regime as required of it under the 2004 Housing Act, which set out the requirement for mandatory HIPs. The content of these regulations were broadly favourable to Rightmove. The subsequent government announcement on 18 July 2006 stated that Home Condition Reports would be a voluntary rather than mandatory element of HIPs when introduced in June 2007. It is also very likely that people will be able to start marketing properties without actually having a HIP, thereby removing the urgency for an efficiently and reliably produced and delivered solution.

The Board considered these changes and concluded that there was no realistic prospect of developing a profitable Rightmove HIPs business.

£22m had been allocated to the development of the HIPs proposition, of which approximately £7.0m had been spent to the date of our announcement. Exit costs are not expected to exceed £1.2m and will be accounted for in the full year accounts. £0.3m of HIPs development costs previously capitalised have been written off in these accounts, together with £0.7m of fixed assets.

In January Rightmove invested £3.25m to acquire a 25% stake in TM, a provider of searches from local authorities and other bodies. The TM shareholder agreement explicitly made provision for circumstances in which Rightmove might be unable to order substantial volumes of searches. The four shareholders in TM have agreed to exercise the exit provisions set out in the agreement. As a result, in the second half of 2006, Rightmove intends to dispose of its 25% stake to the other shareholders for £3.25m, before costs.

Dividend

At the time of the flotation we communicated that our intention was to adopt a progressive dividend policy. Our expectation was that we would make significant investment through to June 2007 in our HIPs business. We now find ourselves with a robust cash position, corporation tax credits, the prospects of receipts for the sale of our shareholding in TM and no major cash outflows relating to the HIPs business. Therefore, the Board intends to stand by its commitment to pay dividends when Rightmove's cash position was firmly established.

As a consequence, Rightmove intends to pay an interim dividend of 1.5p per ordinary share.

However due to technical issues concerning the level of the Company's distributable reserves (which would impact on our ability to pay dividends), the Board proposes, subject to shareholder approval, to apply to the High Court for a capital reduction. If granted, this will have the effect of converting a significant proportion of the share premium account into retained earnings, thereby permitting the payment of an interim dividend. This process is expected to take place before the end of the year with the dividend being paid as soon as is practicable thereafter.

Outlook

The Board of Rightmove believe the outlook remains positive as the shift continues away from traditional advertising to the internet. The property industry spends more than £500m annually on advertising in newspapers alone. Though the clear market leader among property web sites, Rightmove only accounts for around 5% of the property industry spend on newspaper advertising.

We will focus all our sales efforts on increasing advertiser numbers and to focus our technology resources on delivering new advertising products more rapidly than we had originally planned. Many customers have indicated their desire to differentiate their Rightmove advertising from their competitors, as they do in traditional advertising media such as local newspapers.

We believe that the second half of 2006 provides Rightmove with every opportunity to build on the strong first half of the year and to lay the foundations for further rapid growth in revenue in 2007 and beyond.

Scott Forbes
Chairman

Ed Williams
Group Managing Director

1 September 2006

Consolidated income statement

for the six months ended 30 June 2006

	Note	6 months ended 30 June 2006 £000	6 months ended 30 June 2005 £000	Year ended 31 December 2005 £000
Revenue		15,099	7,574	18,199
Administrative expenses		(13,670)	(4,226)	(12,825)
Operating profit before HIPs, share based payments and flotation costs		8,256	3,469	8,657
Share based payments (IFRS 2)	4	(794)	—	—
HIPs development costs		(4,650)	(121)	(1,572)
Flotation costs		(1,383)	—	(1,711)
Operating profit		1,429	3,348	5,374
Financial income		78	78	189
Financial expenses		—	—	(27)
Net financial income		78	78	162
Share of associate profit	7	129	—	—
Profit before tax		1,636	3,426	5,536
Income tax expense	9	(1,137)	(1,043)	(2,158)
Profit for the period		499	2,383	3,378
Attributable to:				
Equity holders		499	2,383	3,378
Earnings per ordinary share (pence)				
Basic	5	0.41	2.03	2.86
Diluted		0.40	1.93	2.74

Consolidated statement of recognised income and expense
for the six months ended 30 June 2006

	6 months ended 30 June 2006 £000	6 months ended 30 June 2005 £000	12 months ended 31 December 2005 £000
Tax in respect of share options recognised directly in equity	3,305	742	1,666
Net income recognised directly in equity	3,305	742	1,666
Profit for the period	499	2,383	3,378
Total recognised income and expense for the period	3,804	3,125	5,044

Reconciliation of movements in shareholders' funds
for the six months ended 30 June 2006

	6 months ended 30 June 2006 £000	6 months ended 30 June 2005 £000	12 months ended 31 December 2005 £000
At 1 January	5,622	5,578	5,578
Profit for the period	499	2,383	3,378
Dividends to shareholders	—	(5,000)	(5,000)
Issue of new shares	20,037	—	—
Own shares held	(17,707)	—	—
Capitalisation of distributable reserves to fully pay up bonus issue shares	(1,275)	—	—
Notional corporation tax charge recognised in reserves.	1,359	—	—
Share based payments charge (IFRS 2)	794	—	—
Tax in respect of share options	3,305	742	1,666
Closing shareholders'funds	12,634	3,703	5,622

Consolidated balance sheet

as at 30 June 2006

	Note	30 June 2006 £000	30 June 2005 £000	31 December 2005 £000
Non-current assets				
Property, plant and equipment		998	621	1,137
Intangible assets	7	4,737	1,253	2,222
Investments	7	185	—	—
Deferred tax asset	9	3,012	801	1,666
Total non-current assets		8,932	2,675	5,025
Current assets				
Trade and other receivables		2,282	992	2,450
Income tax receivable		1,585	—	—
Cash and cash equivalents		5,206	2,971	5,580
Total current assets		9,073	3,963	8,030
Total assets		18,005	6,638	13,055
Current liabilities				
Trade and other payables	6	(5,371)	(1,035)	(6,674)
Income tax payable		—	(1,900)	(692)
Total current liabilities		(5,371)	(2,935)	(7,366)
Non current liabilities				
Deferred tax liabilities		—	—	(67)
Net assets		12,634	3,703	5,622
Equity				
Share capital		1,327	1	1
Share premium		18,711	—	—
Own shares held		(17,707)	—	—
Retained earnings		10,303	3,702	5,621
Total equity		12,634	3,703	5,622

Consolidated statement of cash flows

for the six months ended 30 June 2006

	Note	6 months ended 30 June 2006 £000	6 months ended 30 June 2005 £000	12 months ended 31 December 2005 £000
Cash flows from operating activities				
Profit for the period		499	2,383	3,378
Adjustments for:				
Depreciation charges		368	169	261
Amortisation charges		—	—	150
Impairment of fixed assets		971	—	—
Loss on sale of fixed assets		—	—	5
Investment income		(129)	—	—
Interest income		(78)	(78)	(189)
Interest expense		—	—	27
Share options charge		794	—	—
Income tax expense		1,137	1,043	2,158
Operating profit before changes in working capital		3,562	3,517	5,790
Decrease/(increase) in trade and other receivables		172	1,304	(153)
(Decrease)/increase in trade and other payables		(1,305)	(131)	4,890
Cash generated from operations		2,429	4,690	10,527
Income taxes paid		(164)	—	(2,196)
Net cash from operating activities		2,265	4,690	8,331
Cash flows from investing activities				
Interest received		78	78	189
Acquisition of property, plant and equipment		(307)	(173)	(864)
Acquisition of intangible assets		(222)	(195)	(656)
Acquisition of investment in associate	7	(3,243)	—	—
Proceeds from sale of property, plant and equipment		—	—	36
Net cash from investing activities		(3,694)	(290)	(1,295)
Cash flows from financing activities				
Interest paid		—	—	(27)
Dividends paid		—	(5,000)	(5,000)
Share issue		1,055	—	—
Net cash from financing activities		1,055	(5,000)	(5,027)
Net (decrease) / *increase in cash and* cash equivalents		(374)	(600)	2,009
Cash and cash equivalents at 1 January		5,580	3,571	3,571
Cash and cash equivalents at period end		5,206	2,971	5,580

Notes

1 Basis of preparation

This interim financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's financial statements for the year ended 31 December 2005.

The financial statements are prepared on the historical cost basis.

2 The financial statements for the half year ended 30 June 2006 have not been audited, although the auditor, KPMG LLP, has carried out an independent review.

The comparative figures for the financial year ended 31 December 2005 are extracted from the company's statutory accounts for that financial year. Those accounts have been reported on by the company's auditors and delivered to the registrar of companies. The report of the auditors was:

(i) unqualified,

(ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and

(iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

3 Segmental reporting

Segmental reporting details are provided below:

For the six months ended 30 June 2006

	Property advertising £000	HIPs £000	Other £000	Total £000
Income statement information				
Segmental revenue	15,099	—	—	15,099
Depreciation and amortisation	261	106	1	368
Segmental operating (loss)/profit	6,427	(4,650)	(219)	1,558
Financial income				78
Financial expenses				—
Income tax expense				(1,137)
Profit for the period				499
Balance sheet information				
Capital expenditure	3,548	207	17	3,772
Property, plant and equipment	981	—	17	998
Intangible assets	4,401	—	336	4,737
Total assets	17,235	414	356	18,055
Total liabilities	(5,136)	(227)	(8)	(5,371)

Notes *(continued)*

3 Segmental reporting (continued)

For the six months ended 30 June 2005

	Property advertising £000	HIPs £000	Other £000	Total £000
Income statement information				
Segmental revenue	7,574	—	—	7,574
Depreciation and amortisation	169	—	—	169
Segmental operating (loss)/profit	3,516	(121)	(47)	3,348
Financial income				78
Financial expenses				—
Income tax expense				(1,043)
Profit for the period				2,383
Balance sheet information				
Capital expenditure	185	—	183	368
Property, plant and equipment	621	—	—	621
Intangible assets	1,070	—	183	1,253
Total assets	6,455	—	183	6,638
Total liabilities	(2,935)	—	—	(2,935)

For the year ended 31 December 2005

	Property advertising £000	HIPs £000	Other £000	Total £000
Income statement information				
Segmental revenue	18,199	—	—	18,199
Depreciation and amortisation	379	32	—	411
Segmental operating (loss)/profit	7,000	(1,572)	(54)	5,374
Financial income				189
Financial expenses				(27)
Income tax expense				(2,158)
Profit for the year				3,378
Balance sheet information				
Capital expenditure	898	902	337	2,137
Property, plant and equipment	1,068	69	—	1,137
Intangible assets	1,085	801	336	2,222
Total assets	11,849	870	336	13,055
Total liabilities	(7,433)	—	—	(7,433)

4 Share based payments

In accordance with IFRS 2 a charge of £794,000 *(30 June 2005: £Nil)* is included in the income statement, being the amortisation of the value of the share options granted since November 2002.

5 Earnings per share

Earnings per ordinary share is based upon profit after taxation and on a weighted average of 120,860,606 shares in issue during the period *(30 June 2005: 117,893,351)*. Underlying earnings per ordinary share which is calculated before the charge for HIPs development costs, flotation costs and share option charges were 4.85p for the six months to 30 June 2006 *(6 months to 30 June 2005: 2.09p)*.

Notes *(continued)*

6 Trade and other payables

	30 June 2006 £000	30 June 2005 £000	31 December 2005 £000
Trade payables	862	194	1,183
Other taxation and social security	1,032	556	957
Deferred income from government contract	2,528	—	2,428
Other accruals and deferred income	949	285	2,106
	5,371	1,035	6,674

7 Acquisitions

During the period the company acquired 25% of the ordinary share capital of TM Holdings Limited for a consideration of £3.25m. This gave rise to positive goodwill of £2.1m and a customer list intangible asset of £1.1m. After the balance sheet date, and as a result of the discontinuance of the HIPs business, it is no longer considered appropriate to retain this shareholding. Accordingly, this is expected to be disposed of for £3.25m, before costs.

8 Post balance sheet event

On 18 July 2006, the Government announced fundamental changes to the contents of Home Information Packs (HIPs), specifically that the Home Condition Report within the HIP would be voluntary for the foreseeable future. As a consequence, the Board decided to discontinue the HIPs business. Total spend to end July 2006 was £7m and exit costs are not expected to exceed £1.2m.

In the interim accounts, 2005 capitalised development costs (£0.3m) and the net book value of fixed assets relating to HIPs (£0.7m) have been written off. The remaining costs relating to July and August operating expenses (£1. 1m) and exit costs (£1.2m) will be dealt with in the full year accounts.

9 Taxation

The group's consolidated effective tax rate for the 6 months ended 30 June 2006 is 69% *(30 June 2005: 30 %)* The difference between this and the standard rate of corporation tax of 30% is mainly due to the high level of expenditure on which no tax deduction is available, notably flotation costs and share option charges.

A significant corporate tax deduction of approximately £21.1m arose on share options exercised in the period. An element of this tax deduction was carried back to offset the corporation tax liability in respect of the year ended 31 December 2005 with a resulting tax refund of £1.6m being expected in the second half of the year. The remaining tax deduction will be set against the forecasted taxable profits arising for the year ended 31 December 2006 resulting in an overall tax loss for the year. A deferred tax asset was created for the tax loss carried forward which the directors believe will crystallise in the short term.

The deferred tax asset of £3 million was recorded directly in equity and a notional tax charge applied for the period ended 30 June 2006 in line with the requirements of IFRS 2. No corporation tax liability is due at 30 June 2006.

APPENDIX IV

Further information on Rightmove

Part B

Summary of the Memorandum and Articles of Association of Rightmove

1. Memorandum of Association

Rightmove's principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of Rightmove are set out in full in paragraph 3 of the Memorandum of Association of Rightmove.

2. Articles of Rightmove

The Articles of Rightmove, which were adopted on 13 February 2006 with effect from admission of Rightmove to the Official List contains, *inter alia*, provisions to the following effect:

(A) Share rights

Subject to applicable statutes (in this Part B the "**Companies Acts**"), any resolution passed by Rightmove under the Companies Acts and other shareholders' rights, shares may be issued with such rights and restrictions as Rightmove may by ordinary resolution decide, or (if there is no such resolution or so far as it does not make specific provision) as the board (as defined in the articles) may decide. Redeemable shares may be issued. Subject to the articles, the Companies Acts and other shareholders' rights, unissued shares are at the disposal of the board.

(B) Voting rights

Subject to any rights or restrictions attaching to any class of shares, every member present in person at a general meeting or class meeting has, upon a show of hands, one vote, and every member (excluding any member holding shares as treasury shares) present in person or by proxy has, upon a poll, one vote for every share held by him.

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

(C) Restrictions

No member shall be entitled to vote at any general meeting or class meeting in respect of any share held by him if any call or other sum then payable by him in respect of that share remains unpaid or if a member has been served with a restriction notice (as defined in the articles) after failure to provide Rightmove with information concerning interests in those shares required to be provided under the Companies Acts.

(D) Dividends and other distributions

Rightmove may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the board. Subject to the Companies Acts, the board may pay interim dividends, and also any fixed rate dividend, whenever the financial position of Rightmove, in the opinion of the board, justifies its payment. If the board acts in good faith, it is not liable to holders of shares with preferred or *pari passu* rights for losses arising from the payment of interim or fixed dividends on other shares.

The board may withhold payment of all or any part of any dividends or other monies payable in respect of Rightmove's shares from a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide Rightmove with information concerning interests in those shares required to be provided under the Companies Acts.

Except so far as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. Except as set out above, dividends may be declared or paid in any currency.

The board may if authorised by an ordinary resolution of Rightmove offer ordinary shareholders (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares by way of scrip dividend instead of cash in respect of any dividend.

Any dividend unclaimed after a period of twelve years from the date when it was declared or became due for payment (whichever comes first) shall be forfeited and revert to Rightmove.

Rightmove may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means of payment, including payment by means of a relevant system, for dividends if either (i) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed or (ii) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Rightmove may resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

On a liquidation, the liquidator may, with the sanction of an extraordinary resolution of Rightmove and any other sanction required by the Companies Acts, divide among the members (excluding any member holding shares as treasury shares) in kind all or part of the assets of Rightmove (whether they shall consist of property of the same kind or not).

(E) Variation of rights

Subject to the Companies Acts, rights attached to any class of shares may be varied with the written consent of the holders of not less than three-fourths in nominal value of the issued shares of that class (calculated excluding any shares held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting (except an adjourned meeting) the quorum shall be two persons holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares).

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

(F) Transfer of shares

The shares are in registered form. Any shares in Rightmove may be held in uncertificated form and, subject to the articles, title to uncertificated shares may be transferred by means of a relevant system. Provisions of the articles do not apply to any uncertificated shares to the extent that such provisions are inconsistent with the holding of shares in uncertificated form or with the transfer of shares by means of a relevant system.

Subject to the articles, any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee.

The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The board may, in its absolute discretion and without giving any reason, decline to register any transfer of any share which is not a fully paid share. The board may also decline to register a transfer of a certificated share unless the instrument of transfer:

(i) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonably require;

(ii) is in respect of only one class of share; and

(iii) if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations (as defined in the articles) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may decline to register a transfer of any of Rightmove's certificated shares by a person with a 0.25 per cent. interest (as defined in the articles) if such a person has been served with a restriction notice (as defined in the articles) after failure to provide Rightmove with information concerning interests in those shares required to be provided under the Companies Acts, unless the transfer is shown to the board to be pursuant to an arm's length sale (as defined in the articles).

(G) Alteration of share capital

Rightmove may by ordinary resolution increase, consolidate, consolidate and then divide, or (subject to the Companies Acts) sub-divide its shares. Rightmove may, subject to the Companies Acts, by special resolution reduce its share capital, share premium account, capital redemption reserve or any other undistributable reserve.

(H) General meetings

Subject to the provisions of the Companies Acts, an annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or a resolution of which special notice has been given to Rightmove shall be called by not less than twenty-one clear days' notice in writing. All other extraordinary meetings shall be called by not less than fourteen clear days' notice in writing.

The notice must specify the place, day and time of the meeting and the general nature of the business transacted.

Notices shall be given to the auditors of Rightmove and to all members other than any who, under the provisions of the articles or the terms of issue of the shares they hold, are not entitled to receive such notice. Notice may be via electronic communication and publication on a web site in accordance with the Companies Acts.

Each director shall be entitled to attend and speak at any general meeting. The chairman of the meeting may invite any person to attend and speak at any general meeting where he considers that this will assist in the deliberations of the meeting.

(I) Directors

(i) Number of directors

The directors shall be not less than two and not more than fifteen in number. Rightmove may by ordinary resolution vary the minimum and/or maximum number of directors.

(ii) Directors' shareholding qualification

A director shall not be required to hold any shares in Rightmove.

(iii) Appointment of directors

Directors may be appointed by Rightmove by ordinary resolution or by the board. A director appointed by the board holds office only until the next annual general meeting of Rightmove and is then eligible for election by shareholders but is not taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office for such period (subject to the provisions of the Companies Acts) and on such terms as they may determine and may also revoke or terminate any such appointment.

(iv) Age of directors

No person is disqualified from being a director of Rightmove or is required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age, nor is it necessary to give special notice of a resolution appointing or electing such a director. If the board convenes any general meeting at which, to the knowledge of the board, a director who is 70 or over will be proposed for appointment or re-appointment, it must give notice of his age in the documents convening the meeting.

(v) Retirement of directors

At every annual general meeting of Rightmove, a minimum of one-third of the directors shall retire by rotation. The directors to retire by rotation shall be those who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number so retiring is less than the minimum number of directors required to retire, additional directors up to that number shall also retire. The additional directors to retire shall be those who have been longest in office or, in the case of those who were appointed or re-appointed on the same day, shall be (unless they otherwise agree) determined by lot. Any director who is aged 70 or more or who has held office with Rightmove, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting shall also retire.

Subject to the provisions of the articles, at the meeting at which a director retires, Rightmove can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

(vi) Removal of directors by special resolution

Rightmove may by special resolution remove any director before the expiration of his period of office.

(vii) Vacation of office

The office of a director of Rightmove shall be vacated if:

(a) he resigns or offers to resign and the board resolve to accept such offer;

(b) his resignation is requested by all of the other directors and all of the other directors are not less than three in number;

(c) he is or has been suffering from mental ill health or he becomes a patient for the purposes of any statutes relating to mental health and the board resolves that his office be vacated;

(d) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated;

(e) he becomes bankrupt or compounds with his creditors generally;

(f) he is prohibited by a law from being a director;

(g) he ceases to be a director by virtue of the Companies Acts; or

(h) he is removed from office pursuant to Rightmove's articles.

If the office of a director is vacated for any reason, he must cease to be a member of any committee or sub-committee of the board.

(J) *Alternate director*

Any director may appoint any person to be his alternate and may at his discretion remove such an alternate director. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to being so approved.

(K) Proceedings of the board

Subject to the provisions of the articles, the board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

The board may appoint a director to be the chairman or a deputy chairman and may at any time remove him from that office. Questions arising at any meeting of the board shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present at the meeting and shall be entitled to vote and to be counted in the quorum.

The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in the articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(L) Remuneration of directors

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board, but the aggregate of all such fees so paid to the directors shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of Rightmove. Any director who is appointed to any executive office shall be entitled to receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, either in addition to or in lieu of his remuneration as a director. In addition, any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director, may be paid such extra remuneration as the board or any committee authorised by the board may determine. Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board, or committees of the board of Rightmove or any other meeting which as a director he is entitled to attend, and shall be paid all expenses properly and reasonably incurred by him in the conduct of Rightmove's business or in the discharge of his duties as a director. Rightmove may also fund a director's expenditure on defending proceedings and may do anything to enable a director to avoid incurring such expenditure both as provided in the Companies Acts.

(M) Pensions and gratuities for directors

The board or any committee authorised by the board may exercise the powers of Rightmove to provide benefits either by the payment of gratuities or pensions or by insurance or in any other manner for any director or former director or his relations, dependants or persons connected to him, but no benefits (except those provided for by the articles) may be granted to or in respect of a director or former director who has not been employed by or held an

executive office or place of profit under Rightmove or any of its subsidiary undertakings or their respective predecessors in business without the approval of an ordinary resolution of Rightmove.

(N) Permitted interests of directors

Subject to the provisions of the Companies Acts, and provided he has declared the nature of his interest to the board as required by the Companies Acts, a director of Rightmove is not disqualified by his office from contracting with Rightmove in any manner, nor is any contract in which he is interested liable to be avoided, and any director who is so interested is not liable to account to Rightmove or the members for any benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

A director of Rightmove may hold any other office or place of profit with Rightmove (except that of auditor) in conjunction with his office of director and may be paid such extra remuneration for so doing as the board may decide, either in addition to or in lieu of any remuneration provided for by other articles. A director of Rightmove may also be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by Rightmove or in which Rightmove may be interested and shall not be liable to account to Rightmove or the members for any benefit received by him, nor shall any such contract be liable to be avoided.

A director of Rightmove may act by himself or his firm in a professional capacity for Rightmove (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services.

(O) Restrictions on voting

No director may vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with Rightmove or any other company in which Rightmove is interested save to the extent permitted specifically in the articles.

Except as mentioned below, no director may vote on, or be counted in a quorum in relation to, any resolution of the board in respect of any contract in which he is to his knowledge materially interested and, if he does so, his vote shall not be counted. These prohibitions do not apply to a director in relation to:

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him for the benefit of Rightmove or any of its subsidiary undertakings;

(ii) the giving of any guarantee, indemnity or security to a third party in respect of a debt or obligation of Rightmove or any of its subsidiary undertakings which he has himself guaranteed, indemnified or secured in whole or in part;

(iii) the giving to him of any other indemnity or the funding by Rightmove of his expenditure on defending proceedings (or the doing by Rightmove of anything to enable him to avoid incurring such expenditure) where all other directors are being offered indemnities on substantially the same terms or substantially the same arrangements;

(iv) the subscription or purchase by him of shares, debentures or other securities of Rightmove or of any of the subsidiary undertakings pursuant to any offer or invitation in which the director is or may be entitled to participate as a holder of securities;

(v) the underwriting by him of any shares, debentures or other securities of Rightmove or any of its subsidiary undertakings;

(vi) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of Rightmove or by reason of any other interest in or through Rightmove;

(vii) any contract concerning any other company (not being a company in which the director owns one per cent., or more (as defined in the articles)) in which he is interested directly or indirectly;

(viii) any contract concerning the adoption, modification, or operation of a pension fund, superannuation or similar scheme, or retirement, death or disability benefits scheme which relates to both the directors and employees of Rightmove or any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to whom such scheme or fund relates;

(ix) any contract for the benefit of employees of Rightmove or any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the relevant employees; and

(x) any contract for the purchase or maintenance for any director of insurance against any liability.

Subject to the *Companies* Acts, Rightmove may by ordinary resolution suspend or relax the above provisions to any extent or ratify any transaction not duly authorised by reason of a contravention of such provisions.

(P) Borrowing powers

Subject to the memorandum of association of Rightmove, the Articles of Rightmove, the Companies Acts and any directions given by Rightmove by special resolution, the business of Rightmove will be managed by the board who may exercise all the powers of Rightmove, whether relating to the management of the business of Rightmove or not. In particular, the board may exercise all the powers of Rightmove to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of Rightmove or of any third party.

(Q) Indemnity of directors

Subject to the provisions of the Companies Acts, Rightmove may indemnify any director of Rightmove or any associated company against any liability and may purchase and maintain for any director of Rightmove or any associated company, insurance against any liability.

(R) Untraced shareholders

Rightmove may sell any certificated shares in Rightmove on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:

(i) the shares have been in issue throughout the qualifying period (as defined in the articles) and at least three cash dividends have become payable on the shares during the qualifying period and no cash dividend payable on the shares has either been claimed or satisfied in the manner specified in the articles at any time during the relevant period (as defined in the articles);

(ii) Rightmove has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iii) Rightmove has published two advertisements, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares (or the postal address at which service of notices may be effected under the articles) is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

The net proceeds of sale shall belong to Rightmove and, upon their receipt, Rightmove shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds.

APPENDIX IV

Further information on Rightmove

PART C

Further information

1. Directors of Rightmove

Edmund Warren Williams (Group Managing Director)
Scott Edward Forbes (Executive Chairman)
James Graham Zacharias (Group Finance Director)
Nicholas James McKittrick (Managing Director of Rightmove.co.uk)
Jonathan Geoffrey William Agnew (Senior independent non-executive director)
Nigel William Cooper (Independent non-executive director)
Judith Vezmar (Independent non-executive director)
Reginald Stephen Shipperley (Non-executive director)
Jane Pridgeon (Non-executive director)

2. Forecast

A trading update published by Rightmove on an RIS on 6 July 2006 contained the following statement:

"Given the positive first half outturn, the Board is confident that revenue and profit before tax for the full year will exceed the top end of the range of analysts' estimates. Analysts' estimates for profit before tax, excluding HIPs development costs, flotation expenses and share option (IFRS 2) charges are in a range from £16.1m to £16.4m."

A further trading update published by Rightmove on an RIS on 19 July 2006 contained the following statement:

"Rightmove reaffirms its trading statement as made on the 6 July 2006 which confirmed that revenue and profit before tax for the full year 2006 will exceed the range of analysts' estimates as at that date."

A further trading update published by Rightmove on an RIS on 26 July 2006 contained the following statement:

"The Board reaffirms the comments made in the trading statement issued on 6 July 2006 that full year revenue and profit before tax would exceed the top end of the range of analysts' estimates as at that date."

The above statements, which have been extracted without amendment from public announcements made by Rightmove, represent profit forecasts of Rightmove for the purpose of Rule 28 of the City Code. Notwithstanding this, with the consent of the Panel, the above statements have not been reported on and the assumptions, including the commercial assumptions upon which the directors of Rightmove based these forecasts, have not been set out in this document because neither the directors of Countrywide nor the directors of Charlie Holdco 4 nor the members of the 3i Investment Committee are in a position to do so.

3. Announcements

Since the announcement of the unaudited interim statements of Rightmove on 1 September 2006, Rightmove has released the following announcements:

"22 September 2006

Rightmove plc disposes of 25% stake in TMG Holdings Ltd

In January 2006, in expectation of developing a Home Information Pack ("HIPs") business, Rightmove invested £3.25 million to acquire a 25% stake in TMG Holdings Ltd ("TM"). TM is a provider of searches from local authorities and other bodies, which are expected to be a legal

requirement of HIPs under legislation proposed by the government. As at 31 December 2005, TM had £4.36 million of gross assets and generated £31,329 profit before tax. The Chief Executive Officer of TM is Mr. John Carolan, and the Chief Operating Officer is Mr. Trevor Brown.

On 26th July 2006, Rightmove announced its intention to discontinue investment in HIPs in response to government changes to the proposed legislation. The TM shareholder agreement explicitly made provision for circumstances in which Rightmove might be unable to order substantial volumes of searches from TM, such as a revision of the government's plans for HIPs. As a result, the other TM shareholders have a right to buy back Rightmove's stake in TM.

On 22 September 2006, Rightmove disposed of its 25% stake in TM to the other TM shareholders (Balanus Limited, Connells Limited and Halifax Estate Agencies Limited) for an aggregate cash consideration of £3.25m, before costs.

The proceeds of the transaction will be used by Rightmove to develop the core operations of the *company*."

"12 December, 2006

Rightmove plc: Response to 3i Investments Offer for Countrywide plc

Rightmove plc ("Rightmove") notes today's announcement by 3i Investments plc ("3i") concerning its Offer for the entire issued share capital of Countrywide Plc ("Countrywide") and the intention to distribute to existing Countrywide shareholders, as part of the offer, the 28.5 million shares (21.5% of outstanding shares) of Rightmove currently held by Countrywide as part of the proposed transaction.

The Rightmove Board has given its consent that, should the offer be accepted, Rightmove will release the current lock-up on the sale or transfer of shares which was due to expire in February 2007. The Board believes this is in the best interest of all Rightmove shareholders. Consent to release from the lock-up is also required from the Company's broker, UBS.

In the event that the offer is accepted and the distribution occurs, Rightmove believes this will substantially increase the level of liquidity in Rightmove shares and broaden the shareholder base to the benefit of existing and future shareholders. Further, Countrywide has established a process by which its shareholders may sell Rightmove shares in an orderly market to satisfy current *demand for Rightmove shares.*

Rightmove can confirm that all aspects of the commercial agreements entered into between Rightmove and Countrywide will remain in place including the agreement to list all Countrywide estate agency properties on Rightmove until at least March 2009.

As part of this Harry Hill, Group Chief Executive of Countrywide, has resigned as a non-executive director of Rightmove with immediate effect.

On current trading, Rightmove is pleased to be able to report that, as of 8 December, estate agent members had increased to 11,170 from 10,360 at the end of June and that total membership for all lines of business has grown to more than 16,000 from 14,680 at the half year.

A detailed update on current trading will be provided, as previously envisaged, on 11 January 2007."

APPENDIX V

Notes on Completing the Form of Election

You should note that if you hold Scheme Shares in certificated form and you wish to elect for the Rightmove Sale Election you must complete the Form of Election in respect of your holding of Scheme Shares and return it to Capita Registrars, Corporate Actions, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, so as to be received by no later than 4.30 p.m. on 9 February 2007.

Please telephone Capita Registrars on 0870 162 3121 (or, from the outside the United Kingdom, +44 20 8639 2157) between 9.00 a.m. and 5.00 p.m. Monday to Friday if you need further copies of the Form of Election or if you have any questions relating to the completion of the Form of Election. Please note that for our joint protection, calls to these numbers may be monitored or recorded, and no advice on the Proposals can be given, nor will any legal, tax or financial advice be given.

To make an election for the Rightmove Sale Election, the Form of Election must be completed and returned in accordance with its terms. The Form of Election must be executed as a deed, therefore, Scheme Shareholders who own their Countrywide Shares as individuals must sign the Form of Election in the presence of an independent witness who should also sign in accordance with the instructions printed therein, and return by post to Capita Registrars, Corporate Actions, at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, as soon as possible but in any event so as to be received by no later than 4.30 p.m. on 9 February 2007. A reply-paid envelope for use in the United Kingdom is enclosed for your convenience. A valid election for the Rightmove Sale Election will be irrevocable once it has been made.

An election for the Rightmove Sale Election may only be made in respect of all, not some of, the Rightmove Shares to which Scheme Shareholders are entitled. No part elections will be accepted.

No election for the Rightmove Sale Election will be valid unless a Form of Election, correctly completed in all respects, is duly received by 4.30 p.m. on 9 February 2007.

If any Form of Election is either received after 4.30 p.m. on 9 February 2007, or is received before this time and date but is not valid or complete in all respects in accordance with the instructions printed thereon or deemed to be duly required by the Company and Charlie Holdco 4, such election shall, for all purposes, be void and the holder of the Scheme Shares purporting to make such an election shall receive the Share Consideration in respect of all their Scheme Shares.

Without prejudice to any other provisions of this Appendix V or the Form of Election or otherwise, Countrywide reserves the right in its absolute discretion to treat as valid in whole or in part any election for the Rightmove Sale Election which is not entirely in order.

No acknowledgement of receipt of any Form of Election, transfer by means of CREST, share certificates or other documents will be given. All communications, notices, certificates, documents of title, other documents and remittances to be delivered by or to or sent to or from holders of Scheme Shares (or their designated agent(s)) or as otherwise directed will be delivered by or to or sent to or from such holders of Scheme Shares or their designated agent(s) at their risk.

The Form of Election and all elections thereunder or pursuant thereto and all contracts made pursuant thereto and action taken or made or deemed to be taken or made under any of the foregoing shall be governed by and construed in accordance with English law. Execution by or on behalf of a holder of Scheme Shares of a Form of Election will constitute his submission, in relation to all matters arising out of or in connection with the Scheme and the Form of Election, to the jurisdiction of the Courts of England and his agreement that nothing shall limit the rights of Countrywide to bring any action, suit or proceeding arising out of or in connection with the Scheme and the Form of Election in any other manner permitted by law or in any court of competent jurisdiction.

The execution of a Form of Election shall constitute an acknowledgement that in the absence of bad faith or wilful default, none of Countrywide, Charlie Holdco 4 or UBS shall have any liability arising as a result of the timing or terms of the sale of the Rightmove Sale Shares.

US Persons and persons Countrywide believe to be US Persons will be automatically deemed to have validly elected for the Rightmove Sale Election unless they have demonstrated prior to the Effective Date that they are eligible to receive Rightmove Shares. Paragraph 16 of Part 2 (*Explanatory Statement*) of this document contains further details of the position in respect of overseas shareholders.

If the Scheme does not become effective in accordance with its terms, any election made shall cease to be valid.

Shares held in uncertificated form (that is, in CREST)

If you are a CREST Shareholder and you wish to elect for the Rightmove Sale Election in respect of your Scheme Shares you must do so electronically. You should therefore take (or procure to be taken) the action set out below to transfer (by means of a TTE Instruction) the number of Scheme Shares in respect of which you are making an election (which, for the avoidance of default, must be all of your Scheme Shares) to an escrow balance, specifying Capita IRG Plc in its capacity as a CREST Receiving Agent (under its participant ID referred to below) as the escrow agent, as soon as possible and in any event so that the transfer to escrow settles not later than the time and date referred to above.

If you are a CREST personal member, you should refer to your CREST Sponsor before taking any action. Your CREST sponsor will be able to confirm details of your participant ID and the member account ID under which your Shares are held. In addition, only your CREST sponsor will be able to send the TTE Instruction to CRESTCo in relation to the Shares which you wish to tender.

You should send (or, if your are a CREST person member, procure that your CREST sponsor sends) a TTE Instruction to CRESTCo, which must be property authenticated in accordance with CRESTCo's specifications and which must contain, in addition to other information that is required for the TTE Instruction to settle in CREST, the following details:

- the total number of Scheme Shares to be transferred to an escrow balance (which, for the avoidance of default, must be all of your Scheme Shares);
- your participant ID
- your member account ID;
- the corporate action ISIN, which is GB00B00FQ060;
- the participant ID of the Escrow Agent which is RAI0
- the member account ID of the Escrow Agent which is COUNTRIG
- the corporate action number for the Proposals, which is allocated by CRESTCo and can be found by viewing the relevant corporate action details in CREST;
- a contact name and telephone number to be inserted in the shared note field
- the intended settlement date for the transfer to escrow, which should be as soon as possible and in any event no later than 4.30 p.m. on 9 February 2007; and
- input with standard delivery instruction priority of 80.

APPENDIX VI

Additional Information

1. Responsibility statements

(a) The Directors, whose names are set out in paragraph 2(a) below, each accept responsibility for the information contained in this document relating to Countrywide and the Countrywide Group, the opinions of Countrywide and the Countrywide Group, the directors, their immediate families, related trusts and persons connected with them (other than the description of the Placing Agreement set out in paragraph 7 below).

To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(b) The Independent Directors each accept responsibility for any opinion attributed to the Independent Directors relating to the recommendation of the Offer and the Scheme and the recommendation as contained in the letter from the Chairman set out in Part 1 (*Letter from the Chairman of Countrywide plc*) of this document (the "**Recommendation**").

To the best of the knowledge and belief of the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(c) The directors of Charlie Holdco 4, whose names are set out in paragraph 2(b) below, each accept responsibility for the information relating to Charlie Holdco 4 and the Charlie Holdco Group, the opinions of Charlie Holdco 4 and the Charlie Holdco Group, the directors of Charlie Holdco 4 and members of their immediate families, related trusts and persons connected with them.

To the best of the knowledge and belief of the directors of Charlie Holdco 4 (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

(d) The 3i Investment Committee, whose names are set out in paragraph 2(c) below accept responsibility for the information contained in this document relating to 3i and the 3i Investors and for all information contained in this document relating to Charlie Holdco 4, the Charlie Holdco Group and the opinions of Charlie Holdco 4 and the Charlie Holdco Group.

To the best of the knowledge and belief of the 3i Investment Committee (which has taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

(e) The directors of Charlie Holdco 4 and the 3i Investment Committee, whose names are set out in paragraphs 2(b) and 2(c) respectively below, each take responsibility for the correct extraction of the Rightmove Information and for the information relating to the Rightmove Sale Election (including the description of the Placing Agreement set out in paragraph 7 below), which has been compiled from published sources (as set out in Appendix VII (*Bases and Sources*)).

2. Directors and executive officers

(a) The Countrywide Directors are as follows:

C. H. Sporborg (Chairman)
H. D. Hill (Managing Director)
M. C. Nower (Finance Director)
G. Turner (Executive Director)
A. J. Brown (Independent Non-Executive Director)
P. W. Mason (Independent Non-Executive Director)
M. J. Gordon (Independent Non-Executive Director)

of which C. H. Sporborg, A. J. Brown, P. W. Mason and M. J. Gordon are the Independent Directors.

The registered office of Countrywide, whose registered no. is 4947152, and the business address of each of the Directors, is Countrywide House, Perry Way, Witham, Essex CM8 3SX.

(b) The directors of Charlie Holdco 4 are as follows:

H. D. Hill
M. C. Nower
G. Turner

The registered office of Charlie Holdco 4, whose registered no. is 5984486, is 10 Snow Hill, London EC1A 2AL.

(c) The 3i Investment Committee comprises:

Paul Waller
Jonathan Russell
Ian Nolan

3. Market quotations

Set out below are the Closing Prices for a Countrywide Share and a Rightmove Share on the first Business Day in each of the six months immediately before the date of this document, on 13 September 2006 (the last Business Day prior to the commencement of the Offer Period), on 11 December 2006 (the last Business Day prior to the Announcement) and on 19 December 2006 (the latest practicable date prior to the posting of this document):

Date	Countrywide Share price (pence)	Rightmove Share price (pence)
3 July 2006	495.25	360.00
1 August 2006	425.00	280.00
1 September 2006	420.00	310.00
13 September 2006	461.00	335.50
2 October 2006	524.25	345.75
1 November 2006	514.50	350.00
1 December 2006	515.25	367.75
11 December 2006	524.75	367.00
19 December 2006	538.50	383.50

4. Disclosure of interests and dealings in shares

(a) For the purposes of this Appendix VI, reference to:

(i) an "**arrangement**" includes any indemnity or option arrangements, and any agreement or understanding, formal or informal, of whatever nature relating to relevant securities which may be an inducement to deal or refrain from dealing;

(ii) an "**associate**" of Countrywide is a reference to:

(a) Countrywide, its subsidiaries, its associated companies and companies of which such companies are associated companies;

(b) banks, financial and other professional advisers (including stockbrokers) to Countrywide or any company covered in (a) above, including persons controlling, controlled by or under the same control as such banks, financial and other professional advisers;

(c) the directors of Countrywide and of any relevant company covered in (a) above (together in each case with their close relatives and related trusts); and

(d) the pension funds of Countrywide or any company covered in (a) above;

(iii) a "**bank**" does not apply to a bank whose sole relationship with Countrywide or a company covered in (ii)(a) above is the provision of normal commercial banking services or such activities in connection with the Proposals as confirming that cash is available, handling acceptances and other registration work;

(iv) "**control**" means a holding, or aggregate holdings, of shares carrying 30 per cent. or more of the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting, irrespective of whether the holding or holdings give(s) de facto control and ownership or control of 20 per cent. or more of the equity share capital of a company is regarded as the test of associated company status;

(v) a "**connected person**" has the meaning given in section 346 of the Companies Act;

(vi) "**derivatives**" includes any financial product whose value in whole or in part is determined directly or indirectly by reference to the price of an underlying security but which does not include the possibility of delivery of such underlying securities;

(vii) "**disclosure period**" means the period commencing on 14 September 2005 (the date twelve months prior to the commencement of the Offer Period) and ending on 19 December 2006 (the latest practicable date prior to the posting of this document);

(viii) "**interested**" shall be interpreted in the manner described in Parts VI and X of the Companies Act and "**interests**" shall be construed accordingly;

(ix) "**relevant Countrywide securities**" means Countrywide Shares and any securities convertible into, or exchangeable for, rights to subscribe for, options (including traded options) in respect of, or derivatives referenced to, Countrywide Shares;

(x) "**relevant Rightmove securities**" means Rightmove Shares and any securities convertible into or exchangeable for, rights to subscribe for, option's (including traded options) in respect of, or derivatives referred to, Rightmove Shares; and

(xi) "**relevant securities**" means relevant Countrywide securities and relevant Rightmove securities, or either of them as the context shall require.

(b) Interests and dealings in relevant Countrywide securities

(i) As at the close of business on 19 December 2006 (the latest practicable date prior to the posting of this document), Charlie Holdco 4 and the following person(s) who are deemed to be acting in concert with Charlie Holdco 4 for the purposes of the Proposals owned or controlled the following interests in relevant Countrywide securities:

(A) The Management Team and Charlie Holdco 4 had interests in Countrywide Shares as set out below:

Name	**Number of Countrywide Shares**
H. D. Hill (through Smith & Williamson Nominees Limited)	99,999
Hill H. D. Discretionary Settlement 1997 (through Smith & Williamson Nominees Limited)	56,254
M. C. Nower	263,200
Mrs S. Nower	5,275
R. Scarff (through Alliance Trust Savings Nominees Limited)	3,621
D. Fletcher	20,897
G. Fitzjohn	174,603
J. Williams	2,000
J. Hards	3,358
T. Marris	68,412
Mrs T. Marris	2,007
Charlie Holdco 4	1

(B) H. D. Hill had a net long position on outstanding contracts for difference in respect of 344,000 Countrywide Shares, as set out below:

Date of acquisition	Buy/Sell	Number	Price (pence)
01/06/04	Buy	140,000	282.5
17/12/04	Buy	50,000	310
07/09/05	Buy	30,000	344
15/03/06	Buy	100,000	484.222
24/03/06	Buy	24,000	489.757

(C) Citigroup Alternative Investments had a short position in respect of 7,290 Countrywide Shares.

(ii) As at the close of business on 19 December 2006 (the latest practicable date prior to the posting of this document), the following persons who are deemed to be acting in concert with Charlie Holdco 4 held the following options over Countrywide Shares under the Countrywide Share Schemes:

Name	Scheme	Maximum Number of Countrywide Shares under option/award	Date of grant	Exercise price per Countrywide Share (pence)	Exercise period
H. D. Hill	EDIS (1996)	87,500	15/04/02	198	15/04/07-15/04/09
	ESOS (1996)	87,500	15/04/02	198	15/04/05-15/04/12
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	178,901			
M. C. Nower	Countrywide Share-save Plan "E" issue	2,639	23/09/05	288	01/11/10-01/05/11
	SAYE (1996) "D" issue	2,549	11/10/02	140.8	01/11/07-01/05/08
	ESBS	16,340	21/03/00	203	21/03/02-21/03/07
	ESOS (1996)	40,000	19/04/01	109	19/04/04-19/04/11
	ESOS (1996)	87,500	15/04/02	198	15/04/05-15/04/12
	PSP	41,237	25/05/06	Nil	25/05/09-25/05/16
	EDIS (1996)	87,500	15/04/02	198	15/04/07-15/04/09
	Total	277,765			
G. Turner	PSP	32,590	23/08/06	Nil	23/08/09-23/08/16
	Total	32,590			
R. Scarff	ESOS (1996)	50,000	15/04/02	198	15/04/05-15/04/12
	PSP	25,773	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	79,674			

Name	Scheme	Maximum Number of Countrywide Shares under option/award	Date of grant	Exercise price per Countrywide Share (pence)	Exercise period
A. Snowball	ESOS (1996)	7,500	15/04/02	198	15/04/05-15/04/12
	SAYE (1996) "D" issue	5,367	11/10/02	140.8	01/11/07-01/05/08
	PSP	21,731	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	1,147	23/09/05	288	01/11/10-01/05/11
	Total	35,745			
A. Ekins	EDIS (1996)	50,000	15/04/02	198	15/04/07-15/04/09
	PSP	27,009	25/05/06	Nil	25/05/09-25/05/16
	Total	77,009			
C. Shaw	EDIS (1996)	50,000	15/04/02	198	15/04/07-15/04/09
	ESOS (1996)	50,000	15/04/02	198	15/04/05-15/04/12
	SAYE (1996) "D" issue	4,294	11/10/02	140.8	01/11/07-01/05/08
	PSP	30,927	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	1,721	23/09/05	288	01/11/10-01/05/11
	Total	136,942			
D. Fletcher	EDIS (1996)	50,000	15/04/02	198	15/04/07-15/04/09
	PSP	25,773	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	79,674			
G. Fitzjohn	EDIS (1996)	87,500	15/04/02	198	15/04/07-15/04/09
	ESOS (1996)	37,500	15/04/02	198	15/04/05-15/04/12
	SAYE (1996) "D" issue	3,220	11/10/02	140.8	01/11/07-01/05/08
	PSP	36,082	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	2,295	23/09/05	288	01/11/10-01/05/11
	Total	166,597			
J. Williams	EDIS (1996)	50,000	15/04/02	198	15/04/07-15/04/09
	ESOS (1996)	50,000	15/04/02	198	15/04/05-15/04/12
	PSP	22,004	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	125,905			

Name	Scheme	Maximum Number of Countrywide Shares under option/award	Date of grant	Exercise price per Countrywide Share (pence)	Exercise period
J. Hards	SAYE (1996) "D" issue	3,354	11/10/02	140.8	01/11/07-01/05/08
	PSP	10,646	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	2,180	23/09/05	288	01/11/10-01/05/11
	Total	16,180			
T. Marris	PSP	29,500	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	33,401			
G. Williams	ESOS (1996)	25,000	19/04/01	109	19/04/04-19/04/11
	ESOS (1996)	10,000	15/04/02	198	15/04/05-15/04/12
	PSP	8,493	25/05/06	Nil	25/05/09-25/05/16
	Countrywide Share-save Plan "E" issue	3,901	23/09/05	288	01/11/10-01/05/11
	Total	47,394			

(iii) As at the close of business on 19 December 2006 (the latest practicable date prior to the posting of this document), the interests of the Independent Directors, members of their immediate families and related trusts in relevant Countrywide securities were as follows:

Name	Number of Countrywide Shares
P.W. Mason (through James Hay Pension Trustee Ltd)	5,000
A.J. Brown (including 4,345 shares held by Mrs. Brown) (through Barclays Stockbrokers Ltd)	20,000
M.J. Gordon	25,000
C.H. Sporborg (through Hambro Bank Nominees Ltd)	50,000

(iv) The following dealings for value in Countrywide Shares by the Independent Directors, their immediate families and related trusts have taken place during the disclosure period:

Name	Date	Transaction	Number of Countrywide Shares	Price (pence)
C. H. Sporborg	15/11/05	Sold	100,000	378

(v) The following dealings for value in relevant Countrywide securities by the Company's brokers (as part of an on-market share buy-back program) have taken place during the disclosure period:

Name	Date	Transaction	Number of Countrywide Shares	Price (pence)
Hoare Govett Limited	16/08/06	Purchased	250,000	400
	17/08/06	Purchased	250,000	401
	18/08/06	Purchased	250,000	408
	21/08/06	Purchased	245,000	412
	22/08/06	Purchased	227,425	406
	23/08/06	Purchased	250,000	410
	24/08/06	Purchased	250,000	408
	25/08/06	Purchased	150,000	408
	29/08/06	Purchased	236,315	410
	30/08/06	Purchased	250,000	413
	31/08/06	Purchased	93,000	410
Panmure Gordon	16/09/05	Purchased	25,039	364
	29/09/05	Purchased	60,000	387
	30/09/05	Purchased	150,000	391
	04/10/05	Purchased	50,000	395
	18/10/05	Purchased	125,000	379
	20/10/05	Purchased	100,000	369
	26/10/05	Purchased	100,000	360
	31/10/05	Purchased	100,000	365
	01/11/05	Purchased	100,000	367
	15/11/05	Purchased	100,000	378
	16/11/05	Purchased	100,000	378
	17/11/05	Purchased	100,000	378
	18/11/05	Purchased	100,000	383
	21/11/05	Purchased	100,000	382
	22/11/05	Purchased	37,500	381
	01/09/06	Purchased	350,000	416
	04/09/06	Purchased	87,096	430
	05/09/06	Purchased	1,000,000	433
	06/09/06	Purchased	350,000	434
	07/09/06	Purchased	400,000	436
	08/09/06	Purchased	130,750	444

(vi) The following dealings for value in relevant Countrywide securities (including the exercise of options and awards under the Countrywide Share Schemes) by Charlie Holdco 4 or by persons acting in concert with Charlie Holdco 4, have taken place during the disclosure period:

Name	Date	Transaction	Number of Countrywide Shares	Price (pence)
H.D. Hill	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	15/03/06	Purchased	11,254	486
	24/03/06	Purchased	24,000	489.75
	12/12/06	Sold	1	490
M.C. Nower	23/09/05	Countrywide Share-save Plan "E" options granted	2,639	288

Name	Date	Transaction	Number of Countrywide Shares	Price (pence)
	03/11/05	Exercised ESOS (1996) options	122,500	158
	03/11/05	Sold	80,389	383
	28/11/05	Exercised EDIS options	148,877	Nil
	28/11/05	Sold	75,000	385
	25/05/06	PSP options granted	41,237	Nil
G. Turner	23/08/06	PSP options granted	32,590	*Nil*
R. Scarff	19/09/05	Purchased	2,288	390
	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	13/04/06	Purchased	1,333	520
	25/05/06	PSP options granted	25,773	Nil
A. Snowball	23/09/05	Countrywide Share-save Plan "E" options granted	1,147	288
	25/05/06	PSP options granted	21,731	Nil
A. Ekins	25/05/06	PSP options granted	27,009	Nil
C. Shaw	23/09/05	Countrywide Share-save Plan "E" options granted	1,721	288
	25/05/06	PSP options granted	30,927	Nil
D. Fletcher	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	25/05/06	PSP options granted	25,773	Nil
	24/03/06	Purchased	2,000	487.46
	04/09/06	Exercised ESOS (1996) options	50,000	198
	04/09/06	Sold	34,103	434.5
G. Fitzjohn	23/09/05	Countrywide Share-save Plan "E" options granted	2,295	288
	25/05/06	PSP options granted	36,082	Nil
J. Williams	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	13/04/06	Purchased	1,000	519.5
	25/05/06	PSP options granted	22,004	Nil
J. Hards	23/09/05	Countrywide Share-save Plan "E" options granted	2,180	288
	25/05/06	PSP options granted	10,646	Nil
T. Marris	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	25/05/06	PSP options granted	29,500	Nil
G. Williams	23/09/05	Countrywide Share-save Plan "E" options granted	3,901	288
	25/05/06	PSP options granted	8,493	Nil
Charlie Holdco 4	12/12/06	Purchased	1	490

In addition, the Management Team who own Countrywide Shares have entered into the Acquisition Agreement described in paragraph 6(c) of Appendix II *(Further information on the Charlie Holdco Group and 3i)* to this document.

(c) Interests and dealings in relevant Rightmove securities

(i) As at the close of business on 19 December 2006 (the latest practicable date prior to the posting of this document), the following person(s) who are deemed to be acting in concert with Charlie Holdco 4 for the purposes of the Proposals, owned or controlled the following relevant Rightmove securities:

Name	Number of Rightmove Shares
H. D. Hill	11,700
M. C. Nower	180
R. Scarff	494
R. Scarff (through Alliance Trust Savings Nominees Limited)	2,777
A. Snowball	1,750
Mrs. A. Snowball	1,750

(ii) As at close of business on 19 December 2006 (the latest practicable date prior to the posting of this document), the following (a) subsidiaries of Countrywide; (b) banks, stockbrokers, financial or other professional advisers (other than an exempt market maker) to Countrywide or any subsidiary of Countrywide; (c) persons controlling, controlled by, or under the same control as any such bank, stockbroker, financial or other professional adviser; (d) pension funds of Countrywide or a subsidiary of Countrywide; and (e) persons whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Countrywide, owned, controlled or were interested, directly or indirectly, in the following Rightmove securities:

Name	Number of Rightmove Shares
Countrywide Estate Agents	28,515,375

(iii) The following dealings for value in relevant Rightmove securities by persons acting in concert with Charlie Holdco 4 have taken place during the disclosure period:

Name	Date	Transaction	Number of Rightmove Shares	Price (pence)
H. D. Hill	01/06/06	Purchased	11,700	345.5
M. C. Nower	19/07/06	Purchased	180	277.94
R. Scarff	24/03/06	Purchased	258	387
	07/04/06	Purchased	138	360
	20/04/06	Purchased	98	357
	20/04/06	Purchased	628	360
	10/05/06	Purchased	132	361
	11/05/06	Purchased	1,184	376
	11/05/06	Purchased	833	376
Mrs K. Scarff	26/04/06	Purchased	139	360
	22/05/06	Sold	139	339
A. Snowball	20/07/06	Purchased	1,750	284.74
Mrs A. Snowball	20/07/06	Purchased	1,750	285.74

(iv) The following dealings for value in relevant Rightmove securities by subsidiaries of Countrywide; advisers to Countrywide as specified in paragraph 4(a)(ii)(b) (excluding exempt market makers), persons having arrangements with Countrywide or any associate of Countrywide or fund managers (other than exempt fund managers) connected with Countrywide, have taken place during the disclosure period:

Name	Date	Transaction	Number of Rightmove Shares	Price (pence)
Balanus Limited	02/01/06	Sold	30,000*	11,380
Countrywide Estate Agents (South) Limited	02/01/06	Sold	882**	Nil
Countrywide Estate Agents	02/01/06 02/01/06	Purchased Purchased	30,000* 882**	11,380 Nil
Countrywide Estate Agents	22/02/06	Sold	154,825	81
Countrywide Estate Agents	14/03/06	Sold	5.300,000	335

* A ordinary shares

** B ordinary shares

(d) General

(i) Save as disclosed above, no member of the Charlie Holdco Group nor any of the directors of Charlie Holdco 4, nor any member of their immediate families or related trusts or any connected persons nor any person(s) deemed to be acting in concert with Charlie Holdco 4 for the purposes of the Proposals, nor person(s) with whom Charlie Holdco 4 or any person acting in concert with Charlie Holdco 4 has an arrangement, owned or controlled or held any short positions or was interested, directly or indirectly, in any relevant securities on 19 December 2006 (the latest practicable date prior to posting of this document) nor has any such person dealt for value in any relevant securities during the disclosure period.

(ii) Save as disclosed above, no member of the Charlie Holdco Group nor any person(s), deemed to be acting in concert with Charlie Holdco 4 for the purposes of the Proposals has borrowed or lent any relevant securities (save for any borrowed shares which have either been on-lent or sold).

(iii) Save as disclosed above, neither Countrywide, nor any Directors, nor any members of their immediate families or related trusts, owned or controlled or (in the case of the Countrywide Directors, members of their immediate families and related trusts) was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value in any relevant securities during the disclosure period and Countrywide has not made any purchases for cancellation of relevant Countrywide securities during the disclosure period.

(iv) Save as disclosed above, no subsidiary of Countrywide and no bank, stockbroker, financial or other professional adviser to Countrywide or any subsidiary of Countrywide (other than an exempt market maker), nor any person controlling, controlled by, or under the same control as such bank, stockbroker, financial or other professional adviser, nor any pension fund of Countrywide or any of its subsidiaries, nor any person whose investments are managed on a discretionary basis by fund managers (other than exempt fund managers) connected with Countrywide, owned, controlled or was interested, directly or indirectly, in any relevant securities, nor has any such person dealt for value therein during the disclosure period.

(v) Save as disclosed above, none of Countrywide, nor any associates of Countrywide has any arrangements in relation to any relevant securities.

(vi) Save for the irrevocable undertakings and the Management Arrangements described in paragraphs 6 and 18 respectively of Part 2 (*Explanatory Statement*) of this document, neither Charlie Holdco 4 nor any person acting in concert with Charlie Holdco 4 for the purposes of the Proposals has any arrangement with any person in relation to any relevant securities.

(vii) Save as disclosed above, Countrywide is not beneficially interested in any Charlie Holdco 4 shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or derivatives referenced to any Charlie Holdco 4 shares, nor has Countrywide dealt for value therein during the disclosure period.

(viii) Save as disclosed above, the Countrywide Directors and members of their immediate families and related trusts are not interested in any Charlie Holdco 4 shares or any securities convertible into, rights to subscribe for or options (including traded options) in respect, of or derivatives referenced to any Charlie Holdco 4 shares, nor has any such persons dealt for value therein during the disclosure period.

5. Chairman, Executive Directors' and Non-Executive Directors' service agreements and letters of appointment

5.1 Save as disclosed below, there are no service contracts in force between any Countrywide Plc (the "**Company**") Director, or any proposed Director of the Company, and the Company or any of its subsidiaries and no such contract has been entered into or amended during the six months preceding the date of publication of this document.

5.2 **Chairman**

Christopher Sporborg was appointed to Chairman and Non-Executive Director of Countrywide Assured Group plc under a letter of appointment between his vehicle company, Sporborg Enterprises Limited, and Countrywide Assured Group plc on 1 October 1998. Upon the Listing of the Company, his appointment with Countrywide Assured Group plc terminated. On 1 March 2004, Christopher Sporborg was appointed to Chairman, Non-Executive Director and Member of the Remuneration and Nomination Committees of the Company by way of a letter of appointment between Christopher Sporborg and the Company.

Christopher Sporborg receives an annual engagement fee of £80,000 payable quarterly in arrears. He is also entitled to reimbursement of reasonable expenses incurred in the course of his duties and to directors' and officers' liability insurance cover. His letter of appointment requires him to devote not less than 40 and not more than 60 hours in any period of three months in order to fulfil his duties.

Christopher Sporborg's appointment is terminable by the Company giving not less than 12 months' written notice. Written notice by the Company will also terminate the appointment following any unsatisfactory performance of duties through mental or physical ill-health for a period of (or periods totalling) 26 weeks' in any 12 month period, breach or repeated breaches of duty or conduct bringing the Company or Christopher Sporborg into disrepute. Christopher Sporborg's appointment will terminate with immediate effect upon his resignation or removal as a Director of the Company or upon failure to be reappointed or re-elected upon retirement or vacation of office in accordance with the Articles of Association of the Company. There is no provision for compensation payable upon early termination of Christopher Sporborg's appointment save that in addition to the terms set out in his letter of appointment, Christopher Sporborg has an agreement in principle with the Company whereby he will be paid the remainder of his Director's fees and will have the continued use of an office and secretarial facilities at Countrywide's London offices until 31 December 2007 following his retirement from the board. This agreement was reached prior to the Company receiving an approach from Charlie Holdco 4 (or any person acting in concert with

Charlie Holdco 4) and is not conditional upon the Proposals being implemented. For the avoidance of doubt, Christopher Sporborg will have no continuing role in Countrywide following the Scheme becoming effective.

Christopher Sporborg is not permitted to be employed by the Company or any of its subsidiaries in an executive or management capacity. He must immediately disclose to the Board of the Company any material interest that he or any person associated with him may have in any matter to which the Company or any subsidiary of the Company is a party. Christopher Sporborg is not contractually entitled to any commission or profit sharing arrangements.

5.3 **Executive Directors**

There are three Executive Directors. Harry Hill and Michael Nower were employed by Hambro Countrywide Plc (previous name of Countrywide Assured Group plc) under service agreements dated 31 October 1997. Upon the Listing of the Company in 2004, their services were assigned to the Company by way of novation agreements (the "**Novation Agreements**") entered into by Countrywide Assured Group plc, the Company and the Executives. The Novation Agreements were approved by the Directors of the Company on 17 March 2004. Grenville Turner is employed by the Company under a service agreement dated 25 July 2006 (together with the service agreements of Harry Hill and Michael Nower, the "**Service Agreements**").

Details of the Executives terms of engagement are set out below:

Name	Position	Annual Salary	Date of Service Agreement
Harry Hill	Group Managing Director (to be appointed Chairman on the resignation of Christopher Sporborg)	£310,000	31 October 1997
Michael Nower	Group Finance Director	£200,000	31 October 1997
Grenville Turner	Executive Director until 1 January 2007, on which date he will be appointed as Group Managing Director.	£360,000	25 July 2006

Subject to the Scheme becoming effective, it is proposed that the annual salary of Harry Hill will be increased to £415,000, the annual salary of Michael Nower will be increased to £248,000 and the annual salary of Grenville Turner will be increased to £435,000.

The salary of each Executive Director is reviewed annually by the board of the Company. The Executive Directors are entitled to reimbursement of expenses incurred during the course of their duties and are entitled to receive full remuneration and benefits if incapacitated by sickness for up to 26 weeks in any period of 12 months. The Company is entitled to pay the Executive Directors remuneration and benefits in lieu of the whole of ay part of the notice period.

Notice

The Executive Directors' Service Agreements are terminable by either party giving not less than 12 months' written notice, save for the Service Agreement of Harry Hill which is terminable by either party giving not less than 6 months' written notice.

The employment of each Executive Director is terminable with immediate effect if they fail or neglect to perform their duties over a period of not less than six months, are guilty of any material or persistent breach of the service agreements, guilty of gross misconduct, disqualified from holding office, convicted of a criminal offence (excluding certain road traffic offences), subject to a bankruptcy/administration order, become mentally ill or form a prohibited addiction, or become unable by reason of accident, ill-health or otherwise for a period aggregating not less than 26 consecutive weeks in any period of 12 months.

If any of the Executives' employment is terminated as a result of liquidation, reorganisation or reconstruction of the Company and they are offered employment by a reconstructed company or by another Group Company on terms not less favourable, the Executives shall be obliged to accept such an offer and shall have no claim against the Company.

However, if, as a result of a general offer made to members of the Company, a third party obtains control of the Company, the Executive Directors are entitled to terminate their employment on three months' written notice, provided that such notice is served within one month of the third party obtaining control. In such a case, the restrictive covenants described below will not apply. In addition, the period of notice required to be given by the Company to the Executive Directors, save for Grenville Turner, to terminate their employment will, for a period of 12 months from the date of the third party obtaining control, be extended to 12 months and the restrictive covenants will again not apply (save in the case of Grenville Turner) following any such termination.

Bonus

Each of the Executive Directors is entitled to participate in the bonus arrangements operated by the Company from time to time. Such bonus arrangements shall be determined at the discretion of the Board of the Company. The bonuses are awarded subject to the achievements of certain targets notified to the Executive at the commencement of the financial year of the Company.

Benefits

The Executive Directors are entitled to 30 days' holiday per annum (in addition to statutory holiday).

The Executive Directors may elect to receive car allowances for business and private travel and the Company bears all related maintenance, insurance, tax and fuel expenses. Grenville Turner may elect to receive a company car allowance as an alternative to the use of the car.

Harry Hill is entitled to membership of the company Pension Scheme Defined Contribution Section, to which he transferred from the Defined Benefit Section in December 2003. Michael Nower has a personal pension plan to which the Company contributes at the same level as if he had joined the company Pension Scheme Defined Benefit Section and subsequently transferred to the Defined Contribution Section. Grenville Turner is not entitled to pension benefits.

The Executive Directors are each entitled to life assurance. The life assurance policy provides a benefit of four times pensionable salary plus a spouse's pension of one quarter of pensionable salary. Each of the Executive Directors is entitled to private medical insurance (for themselves and their family), and permanent health insurance.

The Executive Directors are entitled to be indemnified by the Company against liabilities incurred in the course of employment in defending proceedings in which they are acquitted or judgment is given in their favour. The Executives are entitled to cover under the Group Directors' and Officers' Liability Insurance Policy.

The board may at any time substitute any of the remuneration and benefits (save for salary), provided that the total overall does not disadvantage the Executives. In addition, upon a material change in the circumstances of the Company, the board may withdraw/ restrict remuneration and benefits provided, save for salary and bonus on giving not less than 12 months' notice.

Restrictions

The Executives are prohibited, without prior consent from the Board, from being directly or indirectly engaged, concerned or interested in business activities which may compete with the Company.

Each of the Executive Directors is subject to a confidentiality undertaking without limitation in time and is subject to copyright and intellectual property restrictions in respect of work undertaken in the course of employment without limitation in time. In addition, they are subject to non-compete and non-solicitation restrictive covenants for a period of six months following termination of employment and are restricted from soliciting, enticing away or employing any employee of the Company engaged in a managerial capacity in a department for which the Executive Director has had direct or indirect responsibility. They are prohibited from assisting, advising or giving any information to any person in connection with the above restrictions.

5.4 **Non-Executive Directors**

There are three other Non-Executive Directors in addition to the Chairman. Andrew Brown, Michael Gordon and Peter Mason were engaged by letters of appointment (the **Letters of Appointment**") with Countrywide Assured Group plc. They also entered into novation agreements (the "**Non-Executive Novation Agreements**") with Countrywide Assured Group plc and the Company, supplementing each Letter of Appointment. The Non-Executive Novation Agreements were approved by the Directors of the Company on 17 March 2004. Details of each appointment are set out below:

Name	Position	Annual fee	Date of Appointment
Andrew Brown	Independent Non-Executive Director	£30,000*	1 April 2003
Michael Gordon	Senior Independent Non-Executive Director	£30,000*	1 May 2002
Peter Mason	Independent Non-Executive Director	£27,500 p.a. to 30 June 2006 and £32,500 p.a. from 1 July 2006. (Annual fee for 2006 is £30,000)	1 November 1999; 1 November 2002

*To be increased to £37,500 from 1 January 2007.

The annual engagement fee for each Non-Executive Director is payable quarterly in arrears. The letters of appointment require each Non-Executive Directors' to devote not less than 40 and not more than 60 hours in any period of three months in order to fulfil their duties. Such duties consist of the requirement that each Non-Executive Director be a member of the Audit Committee. None of the Non-Executive Directors are contractually entitled to any commission or profit sharing arrangement.

Each of the Non-Executive Directors' term of office is three years and, subject to the approval of the Board of Directors, for a further period not exceeding three years.

Each Non-Executive Director's appointment is terminable upon written notice by the Company following unsatisfactory performance of duties through mental or physical illness for a period of (or periods totalling) 26 weeks' in any 12 month period, serious breach or repeated breaches of duty or misconduct. The appointments of each Non-Executive Director will also terminate with immediate effect on failure to be reappointed or re-elected upon retirement or vacation of office in accordance with the Articles of Association of the Company. There is no provision for compensation payable upon early termination of the contract of any of the Non-Executive Directors.

Each Non-Executive Director is entitled to reimbursement of reasonable expenses incurred in the course of their duties and to directors' and officers' liability insurance cover.

None of the Non-Executive Directors are permitted to be employed by the Company or any of its subsidiaries in an executive or management capacity. They must immediately disclose to the Board of the Company any material interest that they or any person associated with them may have in any matter to which the Company or any subsidiary of the Company is a party.

In addition, Andrew Brown is currently a non-executive director of Countrywide Principal Services Limited, a wholly owned subsidiary of Countrywide. As with Mr. Brown's directorship of Countrywide, this directorship will be terminated upon the Scheme becoming effective.

6. Debt and Equity Financing

Information on the debt and equity financing arrangements is set out at paragraphs 5 and 6 of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

7. Material Contracts

(a) Charlie Holdco Group

The following contracts have been entered into by members of the Charlie Holdco Group during the period commencing on the dates of their respective incorporations and ending on 19 December 2006 (the latest practicable date prior to the posting of this document) which are outside the ordinary course of business and are or may be considered material:

(i) The Transaction Agreement under the terms of which the parties have agreed to co-operate to implement the Scheme, Charlie Holdco 4 has agreed to be bound by the Scheme and Countrywide has provided certain undertakings in respect of its business prior to the Effective Date.

(ii) The Facilities summarised in paragraph 5 of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

(iii) The Investment Agreement and the Acquisition Agreement summarised in paragraphs 6a and 6c of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

(b) Countrywide

In addition to the Transaction Agreement, described above, the following contracts have been entered into by members of the Countrywide Group, during the period commencing 14 September 2004 (being two years before the date of the commencement of the Offer Period) and ending on 19 December 2006 (the latest practicable date prior to the posting of this document) which are outside the ordinary course of business and are or may be considered material:

(i) UBS lock-up arrangements

Pursuant to an agreement dated 22 February 2006 made between, among others, Countrywide Estate Agents, Rightmove and UBS Limited, Countrywide Estate Agents has agreed that it will not, without the prior consent of UBS and Rightmove, during the period ending on the later of (i) 22 February 2007 and (ii) the date which is one day after publication of the Rightmove Group's preliminary statement of annual results for the year ended 31 December 2006, directly or indirectly dispose of any Rightmove Shares, which includes announcing an offering of any Rightmove Shares or publicly announcing any intention to enter into any such transaction. In addition any further disposal will be subject to orderly market restrictions.

(ii) UBS lock-up Waiver

Pursuant to a letter dated 12 December 2006, UBS, Rightmove and Countrywide executed a letter pursuant to which UBS and Rightmove irrevocably agreed to provide their consent to the waiver of the lock up and orderly market arrangements to allow the distribution of the Rightmove Shares pursuant to the Scheme.

(iii) Placing Agreement

Pursuant to the Placing Agreement, Countrywide has agreed to sell the Rightmove Sale Shares and such additional Rightmove Shares arising from fractional entitlements that are not transferred to Countrywide Shareholders pursuant to the Scheme (the "**Shares**") and UBS has agreed to purchase, or procure the purchase of, the Shares pursuant to an accelerated bookbuilding process as soon as reasonably practicable following the

Effective Date. The Placing Agreement is conditional on the Scheme becoming effective in accordance with its terms. Under the Placing Agreement, UBS is entitled to a commission equal to 1.35 per cent. of the purchase price of the Shares (the "**Purchase Price**"). Countrywide gives limited warranties under the Placing Agreement. UBS may terminate by notice at any time prior to payment of the Purchase Price if any of the warranties are untrue in any material respect or Countrywide fails to perform its material obligations under the Placing Agreement.

(iv) Disposal of Securemove Commercial Surveying operation

Pursuant to an agreement dated 20 March 2006 made between Securemove Property Services 2005 Limited, Countrywide Surveyors Limited, Dunlop Haywards Limited and Erinaceous Group plc, the business of the commercial property division of Securemove Property Services 2005 Limited trading as "Douglas Duff" and "Palmer Snell Fulfords Surveyors" was sold to Dunlop Haywards Limited for an initial sum of £3,600,000 and additional consideration of up to £1,250,000 (which may reduce by up to £260,000) dependant upon certain events occurring within the 3 years post completion.

(v) Acquisition of TitleAbsolute

Pursuant to an agreement dated 17 December 2004 made between Peter Bailes, Constance Bailes and Countrywide, Countrywide agreed to purchase the entire issued share capital of Trade Partners Limited and TitleAbsolute Limited for the initial sum of £1,000,000, together with deferred consideration up to a cap of £7,350,000 subject to adjustments up to a maximum total consideration of £8,750,000.

(vi) Acquisitions of BBEA

Pursuant to an agreement dated 15 October 2004 made between (1) Bradford & Bingley plc, (2) Countrywide Estate Agents, (3) Countrywide Mortgage Advisers Limited and (4) Countrywide, Countrywide Estate Agents agreed to purchase the estate agency business of Bradford & Bingley plc and Countrywide Mortgage Advisers Limited to purchase the financial services division of Bradford & Bingley plc for a sum of £25,644,000.

(vii) Acquisition of Securemove Property Services

Pursuant to an agreement dated 15 October 2004 made between Bradford & Bingley plc and Countrywide, Countrywide agreed to purchase the whole of the issued share capital of Securemove Property Services Limited from Bradford & Bingley plc for the sum of £6,809,000.

(viii) Share Placing by Countrywide

Pursuant to an agreement dated 9 March 2005 between Countrywide plc (1) and Panmure Gordon, at that time a division of Lazard & Co Limited (2), Countrywide plc appointed Panmure Gordon as its sole book runner and global co-ordinator to the placing of 8,456,416 new ordinary 5 pence shares with eligible institutional investors at a price of 342.5 pence per share, raising approximately £29,000,000 before expenses. The proceeds of the placing were used to part fund the acquisition of businesses from Bradford & Bingley Group plc and to provide Countrywide plc with increased flexibility to develop its business over the coming year. The placing was completed on 10 March 2005.

(ix) Inducement Fee Agreement

The summary of the inducement fee agreement is set out in paragraph 7 of Part 2 (*Explanatory Statement*) of this document.

8. Other information

(a) Pursuant to the Facilities, Charlie Holdco 4 has agreed not to amend, vary, supplement or waive any Condition without the prior consent of the lenders. Pursuant to a letter dated 12 December 2006 from Charlie Holdco 1 to Citigroup, Charlie Holdco 1 has agreed to procure that Charlie Holdco 4 will not vary, amend or waive certain of the Conditions without the prior written consent of Citigroup. Save as disclosed, Charlie Holdco 4 is not party to any agreement or arrangement which relates to the circumstances in which it may or may not invoke or seek to invoke a Condition.

(b) Save as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangement) exists between Charlie Holdco 4 or any party acting or presumed to be acting in concert with Charlie Holdco 4 for the purposes of the Proposals and any of the directors, recent directors, shareholders or recent shareholders of Countrywide having any connection with or dependence on the outcome of the Proposals.

(c) Save as disclosed in this document, no proposal exists in connection with the Proposals that any payment or other benefit be made or given to any Countrywide Director as compensation for loss of office or as consideration for or in connection with his retirement from office.

(d) Save as disclosed in this document, no agreement, arrangement or understanding exists whereby the legal or beneficial ownership of any of the Countrywide Shares to be acquired by Charlie Holdco 4 in pursuance of the Proposals will be transferred to any other person, save that Charlie Holdco 4 reserves the right to transfer any such shares to any member of the Charlie Holdco Group and the right to assign any such shares by way of security or grant any security interest over such shares in favour of any or all of the parties to any of the facilities described in paragraph 5 of Part A of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

(e) Save as disclosed in this document, there has been no material change in the financial or trading position of Countrywide since 31 December 2005, the date to which the latest published audited accounts of Countrywide were prepared.

(f) Save as disclosed in this document, there has been no material change in the financial or trading position of Charlie Holdco 4 since 1 November 2006, the date of its incorporation.

(g) Hawkpoint has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(h) Panmure Gordon has given and not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(i) Citigroup has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which they appear.

(j) Citigroup is satisfied that sufficient financial resources are available to Charlie Holdco 4 to satisfy in full the cash payable by Charlie Holdco 4 pursuant to the Scheme upon the Proposals becoming effective.

(k) BDO has given and not withdrawn its written consent to the issue of this document with the reference to its name in the form and context in which they appear.

(l) Settlement of the consideration to which each Scheme Shareholder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Charlie Holdco 4 may otherwise be, or claim to be entitled, against such shareholder.

(m) The payment of interest on and the repayment of or security for any liability will depend to a significant extent on the business of the Countrywide Group. Further details of the financing arrangements are set out in paragraph 5 of Part A of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document.

(n) As at 19 December 2006 (being the latest practicable date prior to the posting of this document), the issued share capital of Countrywide on a fully diluted basis comprised the following:

	Number of Countrywide Shares
In issue, fully paid	170,849,865
Dilution arising from conversion/exercise of options and awards granted under the Countrywide Share Schemes	1,781,771
Total	172,631,636

9. Documents available for inspection

Copies of the following documents will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA up to and including the Effective Date or the date that the Scheme lapses or is withdrawn, whichever is the earlier.

(a) the memorandum and articles of association of Countrywide;

(b) the memorandum and articles of association of Charlie Holdco 4;

(c) the memorandum and articles of association of 3i;

(d) the published audited consolidated accounts of Countrywide for the three financial years ended 31 December 2005;

(e) the service contracts and other arrangements referred to in paragraph 5 above;

(f) the published audited consolidated accounts of 3i for each of the two financial years ended 31 March 2005 and 31 March 2006;

(g) the material contracts, including financing arrangements and the inducement fee agreement, as listed in paragraph 7 above;

(h) the written consents referred to in paragraphs 8(g), (h), (i) and (k) above;

(i) the letter from BDO and the letter from Hawkpoint and Panmure Gordon set out in Part B of Appendix III (*Further information on the Countrywide Group*) to this document;

(j) the irrevocable undertakings executed by the Directors;

(k) the rules of the Countrywide Share Schemes; and

(l) this document, the Forms of Proxy and the Form of Election.

Dated: 21 December 2006

APPENDIX VII

Bases and Sources

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

(a) financial information concerning the Countrywide Group has been extracted from the audited consolidated statutory accounts of Countrywide for the relevant financial year;

(b) financial information concerning 3i has been extracted from the published audited consolidated reports and accounts of 3i for the relevant financial year;

(c) the market prices of Countrywide Shares and Rightmove Shares are closing middle market quotations derived from the Daily Official List;

(d) the value of the existing share capital of Countrywide is based upon 170,849,865 Countrywide Shares in issue on 19 December 2006 (the latest practicable date prior to the posting of this document);

(e) financial information concerning Rightmove has been extracted without material adjustment from the audited consolidated statutory accounts of Rightmove for the relevant financial year and from the interim results for the six months to 30 June 2006;

(f) the summary of the Articles of Rightmove was extracted (without material adjustment) from the prospectus issued by Rightmove and dated 22 February 2006 and all other information on Rightmove has been extracted from Rightmove's website; and

(g) the current brokers' consensus forecast for Countrywide's pre exceptional profit before tax (i.e. excluding the profit from the sale of shares in Rightmove and TMG Holdings and the sale of the Commercial Surveying and Valuation business) for the year ending 31 December 2006 is based on the average of the pre exceptional profit before tax projections for the year ending 31 December 2006 published by ABN Amro, Bridgewell, Numis, Panmure Gordon and Shore Capital.

APPENDIX VIII

Definitions

The following definitions apply throughout this document unless the context otherwise requires:

"3i"	3i Group plc
"3i Funds"	3i Europartners Va LP and 3i Europartners Vb LP
"3i Investment Committee"	the members of the investment committee of 3i Investments who have approved the investment by the 3i Investors in the Charlie Holdco Group whose names are set out in paragraph 2(c) of Appendix VI (*Additional Information*) to this document
"3i Investments"	3i Investments plc, a wholly owned subsidiary of 3i
"3i Investors"	3i Funds, 3i Pan European Buyouts 2006-08A LP, 3i Pan European Buyouts 2006-08B LP, 3i Pan European Buyouts 2006-2008C LP, 3i Parallel Ventures LP, the Co-investment Plan, Pan European Buyouts Co-Invest 2006-08 LP, 3i Pan European Buyouts Co-Invest 2006-08 FCPR, Pan European Buyouts (Nordic) Co-Invest 2006-08 LP and 3i (pending formation of Pan European Buyouts (Dutch) Co-Invest 2006-08 LP)
"A Shares"	the A ordinary shares of $2\frac{1}{2}$ pence each in the capital of the Company created pursuant to the reclassification and subdivision provided for in Part 1 of the Scheme
"Acquisition Agreement"	the Acquisition Agreement dated 12 December 2006 between the Management Team, and the members of the Charlie Holdco Group pursuant to which: (i) Harry Hill has agreed to sell and Charlie Holdco 4 has agreed to purchase one Countrywide Share; and (ii) conditional upon and subject to the Scheme becoming effective, the Excluded Management Shares will be acquired by Charlie Holdco 4 in consideration for which certain of the Management Shareholders will be issued with Management Loan Notes which, pursuant to certain put and call options, they will exchange partly for shares in Charlie Holdco 1 and partly for loan notes to be issued by Charlie Holdco 2
"Announcement"	the announcement made by Charlie Holdco 4 and the Independent Directors on 12 December 2006 announcing the terms of the recommended cash and share offer for Countrywide to be made by Charlie Holdco 4
"Annual Report and Accounts"	the annual report and audited accounts of Countrywide for the year ended 31 December 2005
"Articles"	articles of association
"associated undertaking" and "undertaking"	has the meaning given to it in section 20 of Schedule 4A to the Companies Act
"Authorisations"	authorisations, orders, grants, recognitions, determinations, confirmations, consents, licences, clearances, certificates, permissions and approvals
"BDO"	BDO Stoy Hayward LLP
"B Shares"	the B ordinary shares of $2\frac{1}{2}$ pence each in the capital of the Company created pursuant to the reclassification and subdivision provided for in Part 1 of the Scheme
"Board"	the full board of Directors of the Company as of the date of this document

"Business Day"	a day (excluding Saturdays, Sundays and UK public holidays) on which banks in the City of London are generally open for business
"Capita Registrars"	a trading name of Capita IRG Plc
"Cash Consideration"	the cash consideration due to Scheme Shareholders under the Offer
"certificated" or "in certificated form"	in relation to a share, not in uncertificated form in CREST
"Charlie Holdco 1"	Charlie Holdco 1 Limited, a company incorporated in England and Wales under registered number 5978734 with registered office at 10 Snow Hill, London EC1A 2AL
"Charlie Holdco 2"	Charlie Holdco 2 Limited, a company incorporated in England and Wales under registered number 5979172 with registered office at 10 Snow Hill, London EC1A 2AL
"Charlie Holdco 3"	Charlie Holdco 3 Limited, a company incorporated in England and Wales under registered number 5984476 with registered office at 10 Snow Hill, London EC1A 2AL
"Charlie Holdco 4"	Charlie Holdco 4 Limited a company incorporated in England and Wales under registered number 5984486 with registered office at 10 Snow Hill, London EC1A 2AL
"Charlie Holdco Group"	Charlie Holdco 1, Charlie Holdco 2, Charlie Holdco 3 and Charlie Holdco 4
"Citigroup"	Citigroup Global Markets Limited
"City Code"	the City Code on Takeovers and Mergers
"Closing Price"	the closing middle market quotation of a Countrywide Share or a Rightmove Share (as applicable) as derived from the Daily Official List
"Co-investment Plan"	Parallel Ventures (No.2) Co-investment Plan, a vehicle through which certain executives of Parallel Private Equity Limited and its subsidiaries can invest alongside 3i Parallel Ventures LP in equity investments made by 3i Parallel Ventures LP
"Companies Act" or "Act"	the Companies Act 1985, as amended
"Conditions"	the conditions to the implementation of the Proposals (including the Scheme) and the Offer set out in Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document
"connected person"	has the meaning given to it in section 346 of the Companies Act
"Countrywide" or "Company"	Countrywide plc, a public limited company incorporated in England and Wales with registered number 4947152
"Countrywide Group" or "Group"	Countrywide and its subsidiary undertakings and, where the context permits, each of them
"Countrywide Share"	an ordinary share of 5 pence in the capital of Countrywide
"Countrywide Share Schemes"	the 2004 Approved Plan, the 1995 ESOS, the 1996 ESOS, the 1996 SAYE, the 2004 SAYE, the 1996 EDIS, the ESBS and the 2006 PSP
"Countrywide Shareholders" or "Shareholders"	holders of Countrywide Shares
"Court"	the High Court of Justice in England and Wales

"Court Meeting"	the meeting of the Independent Scheme Shareholders convened by order of the Court pursuant to section 425 of the Act, for the purpose of considering and, if thought fit, approving the Scheme (with or without modification), and any adjournment thereof
"Court Orders"	the Scheme Court Order and the Reduction Court Order
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)
"CRESTCo"	CRESTCo Limited
"CREST Manual"	the CREST Manual referred to in agreements entered into by CRESTCo
"CREST member"	a person who is, in relation to CREST, a system member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system participant (as defined in the Regulations)
"CREST payment"	has the meaning given in the CREST manual issued by CRESTCo
"CREST Receiving Agent"	a receiving agent as defined in the CREST Manual
"CREST Shareholder"	a Countrywide Shareholder who holds his Countrywide Shares in uncertificated form, that is in CREST
"CREST sponsor"	a person who is, in relation to CREST, a sponsoring system participant (as defined in the Regulations)
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member under the sponsorship of a CREST sponsor
"Daily Official List"	the Daily Official List of the London Stock Exchange
"Directors"	the directors of the Company, whose names are set out in paragraph 2(a) of Appendix VI (*Additional Information*) to this document
"Effective Date"	the date on which the Scheme becomes effective in accordance with its terms
"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of Countrywide Shareholders (and any adjournment thereof) convened in connection with the Scheme to be held at 10.40 a.m. on 15 January 2007 (or as soon thereafter as the Court Meeting has been concluded or adjourned) of which notice is set out at the end of this document
"Employee Benefit Trust"	the employee benefit trust between Hambro Countrywide plc and Hambros Channel Islands Trust Corporation Limited dated 21 January 1992
"Excluded Management Shares"	170,970 Countrywide Shares in aggregate held by certain of the Management Shareholders and 217,711 Countrywide Shares in aggregate to be issued to certain of the Management Shareholders pursuant to the exercise of options under the Countrywide Share Schemes after the date of this document and on or before the Reduction Record Time, all of which are to be acquired by Charlie Holdco 4 pursuant to the Acquisition Agreement

"Explanatory Statement"	the explanatory statement relating to the Proposals, as set out in Part 2 of this document, which together with the documents incorporated therein constitute the explanatory statement relating to the Scheme as required by section 426 of the Companies Act
"Form of Election"	the green form of election for use in electing for the Rightmove Sale Election
"Forms of Proxy" or "Form of Proxy"	the blue form of proxy for use at the Court Meeting and the pink form of proxy for use at the EGM or either of them as the context dictates
"FSA"	Financial Services Authority
"Hawkpoint"	Hawkpoint Partners Limited
"holder"	a registered holder, including any person entitled by transmission
"Independent Directors"	C. H. Sporborg, A. J. Brown, P. W. Mason and M. J. Gordon who are directors of Countrywide
"Independent Scheme Shareholders"	Scheme Shareholders other than Management Scheme Shareholders
"Independent Shareholders"	all Countrywide Shareholders other than the Management Shareholders
"Internal Revenue Code"	the United States Internal Revenue Code of 1986, as amended
"Investment Agreement"	as defined in paragraph 6 of Appendix II (*Further information on the Charlie Holdco Group and 3i*) to this document
"Listing Rules"	the rules and regulations made by the FSA in its capacity as the UK Listing Authority under the Financial Services and Markets Act 2000
"London Stock Exchange"	the London Stock Exchange plc
"Management Arrangements"	the arrangements under which the Management Team will subscribe for, and rollover the Excluded Management Shares into, a combination of loan notes to be issued by Charlie Holdco 2 and shares in Charlie Holdco 1 and all other matters relating to the Management Team's proposed investment in, and relationship with, the Charlie Holdco Group
"Management Loan Notes"	the 15 per cent. redeemable loan notes 2016 which will be constituted by an instrument to be executed by Charlie Holdco 4
"Management Scheme Shareholders"	the holders of Management Scheme Shares
"Management Scheme Shares"	all of the Countrywide Shares held by the Management Shareholders (including Countrywide Shares issued pursuant to the exercise of options under the Countrywide Share Schemes after the date of this document and on or before the Reduction Record Time) other than the Excluded Management Shares
"Management Shareholders"	the Management Team and certain of their connected persons, namely Smith & Williamson Nominees Limited, (on behalf of Harry Hill and the Hill H D Discretionary Settlement 1997), Alliance Trust Savings Nominees Limited (on behalf of Robert Scarff), Sara Nower and Mrs Terry Marris
"Management Team"	Harry Hill, Mike Nower, Grenville Turner, Alan Snowball, Anthony Ekins, Robert Scarff, Christopher Shaw, David Fletcher, Gerald Fitzjohn, John Williams, John Hards, Terry Marris and Gareth Williams

"Meetings"	the Court Meeting and/or the EGM as the case may be
"Offer"	the recommended cash and share offer of 490 pence and 0.16518 Rightmove Shares for each Scheme Share made by Charlie Holdco 4 to Scheme Shareholders
"Offer Period"	the period commencing on 14 September 2006 and ending on the Effective Date
"Panel"	the Panel on Takeovers and Mergers
"Panmure Gordon"	Panmure Gordon (UK) Limited
"participant ID"	the identification code or membership number used in CREST to identify a particular CREST member or other CREST participant
"Placing Agreement"	the conditional placing agreement in respect of the Rightmove Sale Shares between Countrywide and UBS dated 12 December 2006
"Proposals"	the Scheme and the other matters to be considered at the Meetings including the Offer and the Management Arrangements
"Reduction Court Hearing"	the hearing at which the Court's confirmation of the Reduction of Capital will be sought
"Reduction Court Order"	the order of the Court confirming under section 137 of the Act the Reduction of Capital
"Reduction of Capital"	the reduction of Countrywide's share capital pursuant to section 135 of the Act, involving the cancellation and extinguishing of the Scheme Shares provided for by the Scheme
"Reduction Record Time"	6.00 p.m. on the last Business Day immediately prior to the date of the Reduction Court Hearing
"Registrar of Companies"	the Registrar of Companies of England and Wales
"Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001/3755)
"Regulatory Information Service" or "RIS"	any of the services set out in Schedule 12 of the Listing Rules
"Relevant Authority"	as defined in paragraph 2 of Appendix I (*Conditions to the implementation of the Scheme and the Proposals*) to this document
"Rightmove"	Rightmove plc
"Rightmove Information"	the information set out in this document relating to Rightmove, including in paragraph 11 of Part 2 and Appendix IV (*Further information on Rightmove*) to this document
"Rightmove Sale Election"	the facility whereby Scheme Shareholders may elect to have all (but not some only) of the Rightmove Shares to which they are entitled under the Scheme sold on their behalf and, following completion of the sale of all of the Rightmove Sale Shares, receive their *pro rata* proportion of the Rightmove Sale Proceeds
"Rightmove Sale Proceeds"	the net proceeds (after deduction of broking commission of 1.35 per cent. and other sale costs and expenses) received in respect of the sale of the Rightmove Sale Shares on behalf of Countrywide Shareholders who have made or been deemed to have made an election under the Rightmove Sale Election

"Rightmove Sale Shares"	those Rightmove Shares in respect of which an election has been made or has been deemed to have been made under the Rightmove Sale Election
"Rightmove Share"	an ordinary share of 1 pence in the capital of Rightmove
"Scheme" or "Scheme of Arrangement"	the proposed scheme of arrangement under section 425 of the Companies Act between Countrywide and Scheme Shareholders set out in Part 3 (*The Scheme of Arrangement*) of this document, with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court and agreed by Countrywide and Charlie Holdco 4
"Scheme Court Hearing"	the hearing at which the Court's sanction of the Scheme will be sought under section 425 of the Act
"Scheme Court Order"	the order of the Court sanctioning the Scheme under section 425 of the Act
"Scheme Record Time"	6.00 p.m. on the Business Day immediately prior to the Effective Date
"Scheme Shareholders"	the holders of Scheme Shares
"Scheme Shares"	means: (a) the Countrywide Shares in issue at the date of this document; (b) any Countrywide Shares issued after the date of this document and before the Voting Record Time in respect of the Court Meeting; and (c) any Countrywide Shares issued on or after the Voting Record Time in respect of the Court Meeting but on or before the Reduction Record Time either on terms that the original or any subsequent holder thereof shall be bound by the Scheme or in respect of which the holder thereof shall have agreed in writing to be bound by the Scheme, and including, where the context so requires, A Shares and B Shares but in each case excluding the Excluded Management Shares and the one Countrywide Share to be registered in the name of Charlie Holdco 4 pursuant to the Acquisition Agreement and, for the avoidance of doubt, excluding any Countrywide Shares held in treasury by the Company
"SDRT"	UK stamp duty reserve tax
"Share Consideration"	the share consideration due to Scheme Shareholders under the Offer
"sterling" or £ or "pence"	the lawful currency for the time being in the UK
"subsidiary" and "subsidiary undertaking"	shall be construed in accordance with the Companies Act
"Substantial Interest"	a direct or indirect interest in 20 per cent. or more of the voting equity capital of an undertaking
"the 2004 Approved Plan"	the Countrywide Approved Share Option Plan (2004)
"the 1996 EDIS"	the Countrywide Assured Group plc Executive Deferred Incentive Scheme (1996)
"the ESBS"	the Countrywide Assured Group plc Executive Share Bonus Scheme

"the 1995 ESOS"	the Countrywide Assured Group plc Executive Share Option Scheme (1995)
"the 1996 ESOS"	the Countrywide Assured Group plc Executive Share Option Scheme (1996)
"the 2006 PSP"	the Countrywide plc Performance Share Plan (2006)
"the 1996 SAYE"	the Countrywide Assured Group plc Savings Related Share Option Scheme (1996)
"the 2004 SAYE"	the Countrywide Sharesave Plan (2004)
"Third Party"	any central bank, government, government department or governmental, quasi governmental, supranational, statutory, regulatory or investigative body, authority (including any national anti-trust or merger control authority) trade agency, court, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction
"Transaction Agreement"	an agreement dated 12 December 2006 between Countrywide, Charlie Holdco 4 and 3i Investments pursuant to which the parties have agreed to implement the Scheme, as more particularly described in paragraph 7 of Appendix VI (*Additional Information*) to this document
"UBS"	UBS Limited
"UK Listing Authority"	the FSA acting in its capacity as the competent authority for listing under Part VI of the Financial Services and Markets Act 2000
"UK" or "United Kingdom"	United Kingdom of Great Britain and Northern Ireland
"uncertificated" or "in uncertificated form"	in relation to a share or other security, title to which is recorded in the relevant register of the share or security as being held in uncertificated form, in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
"United States" or "US"	the United States of America, its territories and possessions, any state in the United States of America and the District of Columbia
"US Person"	a US person as defined in Regulation S under the US Securities Act and any nominee thereof
"US Securities Act"	the US Securities Act of 1933, as amended
"Voting Record Time"	the time fixed by the Court and Countrywide for determining the entitlement to vote, respectively, at the Court Meeting and the EGM as set out in the notices thereof
"Wider Countrywide Group"	the Countrywide Group and associated undertakings and any other body corporate, partnership, joint venture or person in which the Countrywide Group and such undertakings (aggregating their interests) have an interest of more than 20 per cent. of the voting or equity capital or the equivalent

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE

No 10040 of 2006

CHANCERY DIVISION
COMPANIES COURT
Registrar Derrett

IN THE MATTER OF COUNTRYWIDE PLC

and

IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that, by an order dated 18 December 2006 made in the above matters, the Court has directed a meeting (the "Court Meeting") to be convened of Independent Scheme Shareholders (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement pursuant to section 425 of the Companies Act 1985 proposed to be made between Countrywide plc (the "Company") and the holders of Scheme Shares and that such Court Meeting will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA on 15 January 2007 at 10.30 a.m. at which place and time all Independent Scheme Shareholders are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the statement required to be furnished pursuant to section 426 of the Companies Act 1985 are incorporated in the document of which this notice forms part.

Independent Scheme Shareholders entitled to attend and vote at the meeting may vote in person at the Court Meeting or they may appoint another person as their proxy to vote in their stead. A proxy need not be a member of the Company. A form of proxy for voting at the Court Meeting coloured blue is enclosed with this Notice. Completion and return of a form of proxy will not prevent an Independent Scheme Shareholder from attending and voting at the Court Meeting, or any adjournment thereof, in person if he wishes to do so.

In the case of Independent Scheme Shareholders who hold their shares jointly, any one of such joint holders may tender a vote, whether in person or by proxy, at the Court Meeting, but if more than one of such joint holders shall tender a vote, the vote of the person named first in the register of members of the Company shall be accepted to the exclusion of the other joint holder(s).

By the said order, the Court has specified that entitlement to attend and vote at the said Court Meeting of Independent Scheme Shareholders and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company as at 6 p.m. on 13 January 2007 or, in the event that the said Court Meeting is adjourned, the register of members of the Company at 6 p.m. on the date two days before the date of the adjourned meeting.

It is requested that forms of proxy be lodged with the Company's registrars, Capita Registrars at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU or submitted electronically via the CREST Proxy Voting Service by 10.30 a.m. on 13 January 2007 (or, in the case of an adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting), but if forms are not so lodged, or submitted electronically (as the case may be) they may be handed to Countrywide's registrars, Capita Registrars at the Court Meeting before the taking of the poll.

By the said order, the Court has appointed Christopher Sporborg or, failing him, Andrew Brown or, failing him, Mike Gordon, to act as Chairman of the Court Meeting and has directed the Chairman to report the results thereof to the Court.

The said Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Dated: 21 December 2006

Ashurst
Broadwalk House
5 Appold Street
London EC2A 2HA

Solicitors for the Company

NOTICE OF EXTRAORDINARY GENERAL MEETING

Countrywide plc

(the Company)

(Registered in England and Wales No. 4947152)

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of the Company will be held at the offices of Ashurst, Broadwalk House, 5 Appold Street, London EC2A 2HA at 10.40 a.m. on 15 January 2007 (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) convened for 10.30 a.m. on the same day and at the same place, by an order of the High Court of Justice, shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, of which Resolution 1 will be proposed as an ordinary resolution of the Independent Shareholders (as defined in the document of which this notice forms a part) to be taken on a poll, and Resolution 2 will be proposed as a special resolution of all shareholders of the Company:

ORDINARY RESOLUTION

1. THAT the Management Arrangements (as defined in the document of which this notice forms a part) pursuant to which the Management Team (as defined in the document of which this notice forms a part) will be entitled to be interested financially in members of the Charlie Holdco Group (as defined in the document of which this notice forms a part) be and they are hereby approved and the directors of the Company be and they are hereby authorised to do or procure to be done all such acts and things on behalf of the Company as they consider necessary or expedient for the purpose of giving effect to such arrangements.

(Resolution 1)

SPECIAL RESOLUTION

2. THAT upon the scheme of arrangement dated 21 December 2006 between the Company and the holders of Scheme Shares (as defined in the Scheme), a print of which has been produced to this meeting and for the purposes of identification signed by the Chairman of the Meeting, in its original form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed by Charlie Holdco 4 Limited and the Company (the **Scheme**) becoming effective in accordance with its terms:

(a) each Scheme Share shall be reclassified and subdivided on the Effective Date (as defined in the Scheme) into one A Share and one B Share (each as defined in the Scheme);

(b) subject to, and with effect from, the reclassification and subdivision referred to in paragraph (a) above, article 3 of the articles of association of the Company shall be replaced with the following new article 3:

"**3. Authorised Share Capital**

3.1 The authorised share capital of the Company is £12,550,000 divided into ordinary shares of 5 pence each (the **Ordinary Shares**), A ordinary shares of 2½ pence each (the **A Shares**) and B ordinary shares of 2½ pence each (the **B Shares**); and

3.2 The A Shares and the B Shares (taken together) shall rank equally with, and have the same rights as those attaching to, the Ordinary Shares, save that:

3.2.1 each A Share shall confer upon the holder thereof the right to receive 490 pence in cash in accordance with, and pursuant to, the terms of the Scheme of Arrangement under section 425 of the Companies Act 1985 dated 21 December 2006 between the Company and Scheme Shareholders (as defined therein) (in its form at that date or with or subject to any modification, addition

or condition agreed by the Company and Charlie Holdco 4 Limited, which the Court (as defined therein) may think fit to approve or impose) (the **Scheme**); and

3.2.2 each B Share shall confer upon the holder thereof the right to receive 0.16518 ordinary shares of Rightmove plc (**Rightmove Shares**) in accordance with, and pursuant to, the terms of the Scheme."

(c) subject to the reclassification and sub-division of the Scheme Shares referred to in paragraph (a) above taking effect on the Effective Date (as defined in the Scheme), the issued share capital of the Company shall be reduced by cancelling and extinguishing all of the A Shares then in issue and all of the B Shares then in issue;

(d) subject to, and forthwith upon, the above reduction of capital referred to in paragraph (c) above (the **Reduction of Capital**) taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

(i) the share capital of the Company be increased by the creation of such number of new ordinary shares of 5 pence each as have an aggregate nominal value equal to the aggregate nominal value of the A Shares cancelled pursuant to paragraph (c) above;

(ii) the reserve arising in the books of account of the Company as a result of the cancellation of the A Shares be capitalised and applied in paying up in full at par the new ordinary shares so created, such ordinary shares to be allotted and issued credited as fully paid to Charlie Holdco 4 Limited and/or its nominee(s); and

(iii) the directors of the Company be generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the new ordinary shares referred to in paragraph (d)(i) of this resolution, provided that: (1) the maximum aggregate nominal amount of the shares which may be allotted under this authority shall be the aggregate nominal amount of the new ordinary shares created pursuant to paragraph (d)(i) of this resolution, (2) this authority shall expire on the conclusion of the annual general meeting of the Company to be held in 2007 or, if earlier, on 31 March 2007 and (3) this authority shall be in addition and, without prejudice, to any other authority under the said section 80 previously granted and in force on the date on which this resolution is passed; and

(e) subject to the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 8A:

"Scheme of Arrangement

8A.1 In this Article, the Scheme means the Scheme of Arrangement under section 425 of the Companies Act 1985 dated 21 December 2006 between the Company and Scheme Shareholders (as defined in the Scheme) (in its form at that date or with or subject to any modification, addition or condition agreed by Company and Charlie Holdco 4 Limited, which the Court (as defined therein) make think fit to approve or impose) and save as defined in this Article expressions defined in the Scheme shall have the same meanings in this Article. If the Company issues any Ordinary Shares to any person other than to Charlie Holdco 4 Limited or its nominee(s) on or after the Voting Record Time and on or before the Reduction Record Time, such shares shall be subject to the terms of the Scheme (and shall be Scheme Shares for the purposes of the Scheme) and the original or any subsequent holder of holders of such shares shall be bound by the Scheme accordingly.

8A.2 Subject to the Scheme and Reduction of Capital becoming effective, if any Ordinary Shares are issued to any person (a **New Member**) (other than under the Scheme or to Charlie Holdco 4 Limited or its nominee(s)) after the Reduction Record Time (the **Post-Scheme Shares**), such Post-Scheme Shares will be immediately transferred to Charlie Holdco 4 Limited (or as it may direct) in

consideration of the entitlement to receive and conditional on the payment and transfer to the New Member of 490 pence in cash and 0.16518 Rightmove Shares for each such Post-Scheme Share.

8A.3 To give effect to any transfer required by Article 8A.2 above, the Company may appoint any person as agent for the New Member to transfer the Post-Scheme Shares to Charlie Holdco 4 Limited and/or its nominee(s) and do all such other things and execute and deliver all such documents as may be necessary or desirable to vest the Post-Scheme Shares in Charlie Holdco 4 Limited or its nominee(s) and pending such vesting to exercise all such rights attaching to the Post-Scheme Shares as Charlie Holdco 4 Limited may direct. If such an agent is so appointed, the New Member shall not thereafter (except to the extent that such an agent fails to act in accordance with the directions of Charlie Holdco 4 Limited) be entitled to exercise any rights attaching to the Post-Scheme Shares unless so agreed by Charlie Holdco 4 Limited. The Company shall not be obliged to issue a certificate to the New Member for the Post-Scheme Shares. Charlie Holdco 4 Limited shall, or shall procure that, the requisite consideration as set out in Article 8A.2 above is settled with such New Member within five business days of the date on which the Post-Scheme Shares are issued to the New Member."

(Resolution 2)

Dated: 21 December 2006

BY ORDER OF THE BOARD
Gareth Williams
Company Secretary

Registered Office:

Countrywide House
Perry Way
Witham
Essex CM8 3SX
21 December 2006

Notes:

(1) *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.*

(2) *A member of the Company entitled to attend and vote at this meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company but must attend the meeting in person.*

(3) *A pink Form of Proxy is enclosed with this notice for members who are unable to attend the meeting. Instructions for use are shown on the form. Lodging a pink Form of Proxy will not prevent the shareholder from attending and voting in person (in substitution for their proxy) at the meeting or any adjustment thereof.*

(4) *To be valid, the pink Form of Proxy (together with any power of attorney or authority under which it is signed, or a certified copy of such power or authority) must be received at the offices of the Company's registrar, Capita Registrars of The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time appointed for the meeting or, as the case may be, the adjourned meeting.*

(5) *Any amendments you make to the pink Form of Proxy must be initialled by you.*

(6) *The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that entitlement to attend and vote at the EGM or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of the Company at 6 p.m. on the date two days before the date of the adjourned meeting. Changes to the Register after 6 p.m. on 13 January 2007, or if the EGM is adjourned 6 p.m. on the date two days before the date of the adjourned meeting, will be disregarded in determining the rights of any person to attend or vote at the EGM.*

(7) *CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the EGM (and any adjournment(s) thereof) by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s),who will be able to take the appropriate action on their behalf.*

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) by no later than 10.40 a.m. on 13 January 2007 (or in the case of any adjournment, not later than 48 hours before the time fixed for the holding of the adjourned meeting). For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Application Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(8) *Copies of the Company's Articles of Association as proposed to be amended by the special resolution set out in the notice of meeting are available for inspection at the offices of Ashurst at Broadwalk House, 5 Appold Street, London EC2A 2HA during normal business hours on a weekday until the time when the Scheme becomes effective and will also be available for inspection at the place of the meeting for at least 15 minutes before and during the meeting.*

imprima — C95450